FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: April 17, 2015 (Date of earliest event reported)

Commission File No.: 0-25969

RADIO ONE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1010 Wayne Avenue
14th Floor
Silver Spring, Maryland 20910
(Address of principal executive offices)

(301) 429-3200
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

Background

On April 17, 2015, Radio One, Inc. (the "Company") closed its previously disclosed offering (the "Offering") of $350 million in aggregate principal amount of 7.375% Senior Secured Notes due 2022 (the "Notes"). The Notes are guaranteed, jointly and severally, on a senior secured basis by the Company's existing and future domestic subsidiaries, including TV One, LLC ("TV One"), that guarantee its new $350 million senior secured credit facility (the "New Credit Facility") entered into concurrently with the closing of the Notes, other syndicated bank indebtedness or capital markets securities.

The Company used the net proceeds from the Offering, along with term loan borrowings under the New Credit Facility (the material terms of which are described in summary below), to refinance its existing senior secured credit facility, refinance $119.0 million in outstanding indebtedness of its subsidiaries TV One and TV One Capital Corp. (the "TV One Notes"), finance the previously announced purchase of the membership interests of an affiliate of Comcast Corporation ("Comcast") in TV One (the "Comcast Buyout") and pay the related accrued interest, premiums, fees and expenses associated therewith (together, with the Offering, the entry into and borrowings under the New Credit Facility, the refinancing of the existing senior secured credit facility, the refinancing of the TV One Notes and the Comcast Buyout, the "Transactions").

The Notes have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), and, unless so registered, may not be offered or sold in the United States absent an applicable exemption from registration requirements. Holders of Notes are not entitled to any registration rights under the Securities Act.

Indenture

The Notes were issued pursuant to an indenture, dated as of April 17, 2015 (the "Indenture"), among the Company, the guarantors party thereto (the "Guarantors") and Wilmington Trust, National Association, as trustee (the "Trustee"), and as notes collateral agent.

The Notes will mature on April 15, 2022. Interest on the Notes accrues at the rate of 7.375% per year and is payable semiannually in arrears on April 15 and October 15 of each year. The first interest payment date will be October 15, 2015. The Company will make each interest payment to the holders of record on the immediately preceding April 1 and October 1.

The Notes are the Company's senior secured obligations and rank equal in right of payment with all of the Company's and the Guarantors' existing and future senior indebtedness, including obligations under the New Credit Facility and, as a result of the Transactions, the Company's existing 9.25% Senior Subordinated Notes due 2020 (the "9.25% Notes"), issued pursuant to an indenture, dated as of February 10, 2014 (the "9.25% Indenture"). A Triggering Event (as defined in the 9.25% Indenture) occurred at the closing of the Transactions, which terminated the effectiveness of certain subordination provisions in the 9.25% Indenture.

The Notes and related guarantees are equally and ratably secured by the same collateral securing the New Credit Facility and any other parity lien debt issued after the issue date of the Notes, including any additional notes issued under the Indenture, but are effectively subordinated to the Company's and the Guarantors' secured indebtedness to the extent of the value of the collateral securing such indebtedness that does not also secure the Notes.

The Company intends to seek a new $25 million asset based revolving facility (the "ABL Facility"). The Company cannot provide any assurances that it will be able to obtain such a facility on terms it considers acceptable or that the Company will enter into such an ABL Facility at all.

The Notes and the guarantees are secured, subject to permitted liens and except for certain excluded assets (i) on a first priority basis by substantially all of the Company's and the Guarantors' current and future property and assets (other than after the date the Company's proposed ABL Facility is effective, accounts receivable, cash, deposit accounts, other bank accounts, securities accounts, inventory and related assets (the "ABL Priority Collateral") which will then secure the Company's and the Guarantors' obligations under the proposed ABL Facility), including the capital stock of each subsidiary guarantor (which, in the case of foreign subsidiaries, is limited to 65% of the voting stock and 100% of the non-voting stock of each first-tier foreign subsidiary) (collectively, the "Notes Priority Collateral") and (ii) after the date the Company's proposed ABL Facility is effective, on a second priority basis by the ABL Priority Collateral.

At any time prior to April 15, 2018, the Company may redeem the Notes in whole or in part, at a redemption price equal to 100% of the principal amount of such Notes plus the relevant "applicable premium" as of, and accrued and unpaid interest, if any, to the redemption date. In addition, at any time prior to April 15, 2018, the Company may, subject to certain conditions, redeem up to 35% of the aggregate principal amount of the Notes issued under the Indenture at a redemption price equal to 107.375% of the principal amount of the Notes redeemed, plus accrued and unpaid interest, if any, to the date of redemption.

On or after April 15, 2018, the Company may redeem all or part of the Notes, at the following redemption prices: (i) if the redemption occurs on or after April 15, 2018 but prior to April 15, 2019, the redemption price is 103.688% of the principal amount of the Notes; (ii) if the redemption occurs on or after April 15, 2019 but prior to April 15, 2020, the redemption price is 101.844% of the principal amount of the Notes; and (iii) if the redemption occurs on or after April 15, 2020, the redemption price is 100.000% of the principal amount of the Notes.

If the Company experiences certain change of control events, the Company must give holders of the Notes the opportunity to sell their Notes at 101% of their face amount, plus accrued and unpaid interest, if any, to the repurchase date.

The Indenture contains covenants limiting, among other things, the ability of the Company and its subsidiaries to: (i) pay dividends or make certain other restricted payments; (ii) incur indebtedness; (iii) create liens; (iv) merge, consolidate or sell all or substantially all of the Company's and its restricted subsidiaries assets; (v) enter into certain transactions with affiliates; (vi) create dividend restrictions on the Company's restricted subsidiaries; and (vii) guarantee indebtedness of the Company's restricted subsidiaries. All of these covenants are subject to important exceptions and qualifications.

The Indenture provides for customary events of default (subject in certain cases to customary grace and cure periods) which include, among others, nonpayment of principal or interest when due, breach of covenants or other agreements in the Indenture or the Security Documents (as defined in the Indenture), defaults in payment of certain other indebtedness, certain events of bankruptcy or insolvency and in the event the guarantees of significant subsidiaries cease to be in full force and effect. Generally, if an event of default occurs, the Trustee or the holders of at least 25% in principal amount of the then outstanding Notes may declare the principal of and accrued but unpaid interest on all of the Notes to be due and payable immediately.

A copy of the Indenture is attached as Exhibit 4.1 to this Current Report on Form 8-K and is incorporated by reference herein. The above description of the material terms of the Notes and the Indenture is qualified in its entirety by reference to such exhibit.

New Credit Facility

The Company also entered into a credit agreement governing the New Credit Facility, among the Company, the lenders party thereto from time to time and Jefferies Finance LLC, as administrative agent, sole lead arranger and sole book running manager. The New Credit Facility provides for $350 million in term loan borrowings, all of which was advanced and outstanding on the date of the closing of the Transactions.

The New Credit Facility matures on December 31, 2018. At the Company's election, the interest rate on borrowings under the New Credit Facility are based on either (i) the then applicable base rate (as defined in the New Credit Facility as, for any day, a rate per annum (rounded upward, if necessary, to the next 1/100th of 1%) equal to the greater of (a) the prime rate published in the Wall Street Journal, (b) 1/2 of 1% in excess rate of the overnight Federal Funds Rate at any given time and (c) the one-month LIBOR rate commencing on such day plus 1.00%), or (ii) the then applicable LIBOR rate (as defined in the New Credit Facility).

The New Credit Facility is guaranteed by each entity that guarantees the Notes on a pari passu basis with the guarantees of the Notes. The Company's obligations under the New Credit Facility are secured, subject to permitted liens and except for certain excluded assets (i) on a first priority basis by the Notes Priority Collateral and (ii) after the date the Company's proposed ABL Facility is effective, on a second priority basis by the ABL Priority Collateral.

In addition to any mandatory or optional prepayments, the Company is required to pay interest on the term loans (i) quarterly in arrears for the base rate loans, and (ii) on the last day of each interest period for LIBOR loans. The term loans have a limited ability to be voluntarily prepaid during the first two years. Beginning with the interest payment date occurring in September 2015 and ending in September 2018, the Company will be required to repay principal to the extent then outstanding, equal to 1⁄4 of 1% of the aggregate initial principal amount of all term loans incurred on the effective date of the New Credit Facility.

The New Credit Facility contains customary representations and warranties and events of default, affirmative and negative covenants (in each case, subject to materiality exceptions and qualifications) which may be more restrictive than those governing the Notes. The New Credit Facility also contains certain financial covenants, including a maintenance covenant requiring the Company's interest expense coverage ratio (defined as the ratio of consolidated EBITDA to consolidated interest expense) to be greater than or equal to 1.25 to 1.00 and its total senior secured leverage ratio (defined as the ratio of consolidated net senior secured indebtedness to consolidated EBITDA) to be less than or equal to 5.85 to 1.00.

A copy of the New Credit Facility is attached as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated by reference herein. The above description of the material terms of the New Credit Facility is qualified in its entirety by reference to such exhibit.

9.25% Notes

In connection with the closing of the Transactions, the Company and the guarantors party thereto entered into a Fourth Supplemental Indenture to the 9.25% Indenture with Wilmington Trust, National Association, as trustee, by which TV One, which previously did not guarantee the 9.25% Notes, became a guarantor under the 9.25% Indenture. In addition, the provisions contained in the Third Supplemental Indenture previously disclosed in the Company's Current Report on Form 8-K, filed April 1, 2015, among the Company, the guarantors party thereto and Wilmington Trust, National Association, as trustee, which permitted the Company to complete the Transactions became operative. As noted above, the closing of the Transactions caused a Triggering Event (as defined in the 9.25% Indenture) under the 9.25% Indenture and, as a result, the 9.25% Notes became a general unsecured obligation of the Company and the Guarantors and rank equal in right of payment with the Company's other senior indebtedness.

A copy of the Fourth Supplemental Indenture is attached as Exhibit 4.2 to this Current Report on Form 8-K and is incorporated by reference herein. The above description of the material terms of the Fourth Supplemental Indenture is qualified in its entirety by reference to such exhibit.

Item 1.02 Termination of a Material Definitive Agreement.

In connection with the completion of the Transactions, the proceeds from the New Credit Facility were used to prepay in full the Company's existing senior secured credit facility and the agreement governing such credit facility (the "Previous Credit Agreement") was terminated on April 17, 2015.

The descriptions of the Previous Credit Agreement contained in Current Reports on Form 8-K, filed on April 6, 2011, December 19, 2012, and January 21, 2015 are incorporated by reference into this Item 1.02.

In connection with the completion of the Transactions, on April 17, 2015, the TV One Notes previously issued under that certain indenture, dated as of February 25, 2011, as amended or supplemented from time to time, among TV One and TV One Capital Corp., as issuers, and U.S. Bank, National Association, as trustee and collateral trustee (the "TV One Notes Indenture"), were repurchased in full by the Company and then cancelled and the TV One Notes Indenture was terminated.

The descriptions of the TV One Notes Indenture contained in the Annual Report on Form 10-K, for the period ended December 31, 2010, are incorporated by reference into this Item 1.02.

Item 2.01 Completion of Acquisition or Disposition of Assets.

On April 17, 2015, the Company completed the Comcast Buyout. In connection with the Comcast Buyout, the Company paid approximately $211.1 million in cash at closing and issued to Comcast a senior unsecured promissory note in the aggregate principal amount of approximately $11.9 million (the "Comcast Note"). The purchase price was funded in part by net proceeds of the Transactions and the Comcast Note. The Company now owns a 99.6% interest in TV One.

The Company previously disclosed the Comcast Buyout and related definitive agreements in a Current Report on Form 8-K, filed on February 12, 2015 and the descriptions of such definitive agreements (including the related purchase agreement), are incorporated by reference into this Item 2.01.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arrangement of the Registrant.

The disclosures under Item 1.01 of this Current Report on Form 8-K is hereby incorporated by reference into this Item 2.03.

Item 8.01. Other Events.

On April 17, 2015, the Company issued a press release announcing that it closed the Transactions. A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

Cautionary Information Regarding Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of federal securities laws. Statements related to, among other things, the entry into the proposed ABL Facility constitute forward-looking statements. For a description of factors that may cause the Company's actual results, performance or expectations to differ from any forward-looking statements, please review the information under the heading "Risk Factors" included in Item 1A of the Company's 2014 Annual Report on Form 10-K and other documents of the Company's on file with or furnished to the Securities and Exchange Commission. Any forward-looking statements made in this Current Report on Form 8-K are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company or its business or operations. Except as required by law, the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise. We caution you that actual outcomes and results may differ materially from what is expressed, implied or forecasted by the Company's forward-looking statements.

Item 9.01. Financial Statements and Exhibits.

(b)   Pro Forma Financial Information

The Company will file any pro forma financial information required by Item 9.01(b) by amendment not later than 71 calendar days after the date that this Current Report on Form 8-K must be filed.

(d)   Exhibits.

Exhibit No.	Description
4.1	Indenture (including the form of securities), dated as of April 17, 2015, among Radio One, Inc., the guarantors party thereto and Wilmington Trust, National Association, as trustee, and as notes collateral agent.
4.2	Fourth Supplemental Indenture, dated as of April 17, 2015, among TV One, LLC, Radio One, Inc., the other guarantors party thereto and Wilmington Trust, National Association, as trustee
10.1	Credit Agreement, dated as of April 17, 2015, among Radio One, Inc., the lenders party thereto from time to time and Jefferies Finance LLC, as administrative agent, sole lead arranger and sole book running manager.
99.1	Press release related to the closing of the Transactions, dated April 17, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RADIO ONE, INC.

/s/ Peter D. Thompson

April 23, 2015   Peter D. Thompson
Chief Financial Officer and Principal
Accounting Officer

RADIO ONE, INC.

AND EACH OF THE GUARANTORS PARTY HERETO

7.375% SENIOR SECURED NOTES DUE 2022

INDENTURE

DATED AS OF APRIL 17, 2015

WILMINGTON TRUST, NATIONAL ASSOCIATION

AS TRUSTEE AND NOTES COLLATERAL AGENT

TABLE OF CONTENTS

ARTICLE 1

DEFINITIONS AND INCORPORATION

BY REFERENCE

ARTICLE 2

THE NOTES

ARTICLE 3

REDEMPTION AND PREPAYMENT

ARTICLE 4

COVENANTS

ARTICLE 5

SUCCESSORS

ARTICLE 6

DEFAULTS AND REMEDIES

ARTICLE 7

TRUSTEE

ARTICLE 8

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

ARTICLE 9

AMENDMENT, SUPPLEMENT AND WAIVER

ARTICLE 10

COLLATERAL AND SECURITY

ARTICLE 11

NOTE GUARANTEES

ARTICLE 12

SATISFACTION AND DISCHARGE

ARTICLE 13

MISCELLANEOUS

EXHIBITS

INDENTURE dated as of April 17, 2015 among Radio One, Inc., a Delaware corporation, the Guarantors (as defined), Wilmington Trust, National Association, as trustee (the "*Trustee*") and Wilmington Trust, National Association, as collateral agent (the "*Notes Collateral Agent*").

The Company, the Guarantors and the Trustee agree as follows for the benefit of each other and for the equal and ratable benefit of the Holders (as defined) of the 7.375% Senior Secured Notes due 2022 (the "*Notes*"):

ARTICLE 1
DEFINITIONS AND INCORPORATION
BY REFERENCE

Section 1.01 Definitions.

"*144A Global Note*" means a Global Note substantially in the form of Exhibit A hereto bearing the Global Note Legend and the Private Placement Legend and deposited with or on behalf of, and registered in the name of, the Depositary or its nominee that will be issued in a denomination equal to the outstanding principal amount of the Notes sold in reliance on Rule 144A.

"*9.25% Notes*" means 9.25% Senior Subordinated Notes due 2020 issued by the Company in an aggregate principal amount of $335.0 million pursuant to an indenture, dated as of February 10, 2014, between the Company, the subsidiary guarantors named therein and Wilmington Trust, National Association, as trustee, as may be amended from time to time.

"*ABL Collateral Documents*" means any agreement, document or instrument pursuant to which a Lien is granted securing any ABL Debt Obligations or under which rights or remedies with respect to such Liens are governed (other than the ABL Intercreditor Agreement) including any "Collateral Documents" or "Security Documents" as such terms may be defined in the ABL Credit Facility.

"*ABL Credit Facility*" means an asset based revolving credit facility to be entered into following the Issue Date, in each case, as amended, restated, modified, renewed, refunded, replaced, restructured, refinanced, repaid, increased or extended in whole or in part from time to time and in each case including all agreements, instruments and documents executed and delivered pursuant to or in connection with the foregoing (including any notes issued pursuant thereto and any Guarantee and collateral agreement, patent and trademark security agreement, mortgages or letter of credit applications and other Guarantees, pledges, agreements, security agreements and collateral documents). Without limiting the generality of the foregoing, the term "ABL Credit Facility" shall include any agreement or instrument (1) changing the maturity of any Indebtedness Incurred thereunder or contemplated thereby, (2) adding Subsidiaries of the Company as additional borrowers or guarantors thereunder, (3) increasing the amount of Indebtedness Incurred thereunder or available to be borrowed thereunder, (4) changing the administrative agent or lenders or (5) otherwise altering the terms and conditions thereof.

"*ABL Debt*" means Debt and other "Obligations" (as such term or similar term is defined in the ABL Credit Facility) outstanding under the ABL Credit Facility Incurred from time to time under the ABL Credit Facility.

"*ABL Debt Obligations*" means ABL Debt Incurred and all other Obligations (excluding any Obligations that would constitute ABL Debt) in respect thereof, together, to the extent not already included, with (1) Cash Management Services of the Company or any Guarantor that are secured, or intended to be secured, by the ABL Loan Documents if the provider of such Cash Management Services is a lender under the ABL Credit Facility or an Affiliate of a lender under the ABL Credit Facility, in each case, at the time such obligation is Incurred, or has agreed to be bound by the terms of the ABL Intercreditor Agreement or such provider's interest in the ABL Priority Collateral is subject to the terms of the ABL Intercreditor Agreement; and (2) Hedging Obligations that are secured, or intended to be secured, under the ABL Loan Documents if the provider of such Hedging Obligations is a lender under the ABL Credit Facility or an Affiliate of a lender under the ABL Credit Facility, in each case, at the time such obligation is Incurred, or has agreed to be bound by the terms of the ABL Intercreditor Agreement or such provider's interest in the ABL Priority Collateral is subject to the terms of the ABL Intercreditor Agreement. Notwithstanding the foregoing, if the aggregate principal amount of Debt for borrowed money constituting principal outstanding under the ABL Loan Documents is in excess of the Intercreditor ABL Lien Cap at the time such Debt is incurred, then only that portion of such Debt equal to the Intercreditor ABL Lien Cap at the time such Debt is incurred shall be included in ABL Debt Obligations and interest and reimbursement obligations with respect to such Debt shall only constitute ABL Debt Obligations to the extent related to Debt included in the ABL Debt Obligations; *provided*, *however*, that notwithstanding the foregoing if at the time of incurrence such Debt constituted ABL Debt, any subsequent reduction in the Intercreditor ABL Lien Cap shall not cause such outstanding Debt to cease to be deemed ABL Debt or ABL Debt Obligations for purposes of the ABL Intercreditor Agreement. "ABL Debt Obligations" shall include all interest accrued or accruing (or which would, absent commencement of an Insolvency or Liquidation Proceeding, accrue) after commencement of an Insolvency or Liquidation Proceeding in accordance with the rate specified in the relevant ABL Loan Document whether or not the claim for such interest is allowed as a claim in such Insolvency or Liquidation Proceeding.

"*ABL Lien*" means a Lien granted under or pursuant to an ABL Collateral Document, at any time, upon any property of the Company or any Guarantor or any other Person to secure ABL Debt Obligations.

"*ABL Loan Documents*" means the ABL Credit Facility, the ABL Collateral Documents and the other Loan Documents (as such term or similar term is defined in the ABL Credit Facility) and each of the other agreements, documents and instruments providing for or evidencing any other ABL Debt Obligation, and any other document or instrument executed or delivered at any time in connection with any ABL Debt Obligations, including any "Loan Document" as such term or similar term is defined in the ABL Credit Facility and any intercreditor or joinder agreement among holders of ABL Debt Obligations, to the extent such are effective at the relevant time, as each may be amended, supplemented, refunded, deferred, restructured, replaced, increased or refinanced from time to time in whole or in part (whether with the Initial ABL Collateral Agent and lenders under the ABL Credit Facility or other agents and lenders or otherwise), in each case in accordance with the provisions of the ABL Intercreditor Agreement.

"*ABL Intercreditor Agreement*" means the intercreditor agreement to be entered into on the date that the ABL Credit Facility is effective, substantially in the form of Exhibit H attached hereto, between, inter alia, the Company, the Guarantors, the administrative agent under the Credit Agreement, the Parity Lien Representatives and the collateral agent under the ABL Credit Facility, and with such changes, amendments or modifications that are not materially adverse to the noteholders.

"*ABL Priority Collateral*" comprises, with respect to the Company, the Guarantors and any other obligor of any ABL Lien Obligations, all (a) accounts, (b) inventory, (c) chattel paper, documents, general intangibles, instruments, or investment property, in each case evidencing or substituted for, any account, any inventory or any other ABL Priority Collateral, (d) all deposit accounts into which any proceeds of any account, any inventory or any other ABL Priority Collateral are deposited, (e) all money, cash or Cash Equivalents constituting proceeds of, evidencing or substituted for, any account, any inventory or any other ABL Priority Collateral, (f) all supporting obligations (including letter of credit rights that constitute supporting obligations) relating to, and any security pledged for, any accounts, any inventory or any other ABL Priority Collateral, (g) the commercial tort claims arising from, evidencing or substituted for any account, any inventory or any other ABL Priority Collateral, (h) all payment intangibles and instruments relating to intercompany indebtedness owing to the Company or any Guarantor, (i) all books and records pertaining to any account, any inventory or any other ABL Priority Collateral and (j) to the extent not otherwise included, all proceeds, insurance claims and other rights to payment related to any account, any inventory or any other ABL Priority Collateral not otherwise included in the foregoing and products of the foregoing and all accessions to, substitutions and replacements for, and rents and profits of the foregoing, but, in the case of each of the foregoing clauses, other than any Excluded Assets.

"*Acquired Indebtedness*" means Indebtedness (1) of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary, or (2) assumed in connection with the acquisition of assets from such Person, in each case whether or not Incurred by such Person in connection with such Person becoming a Restricted Subsidiary of the Company or such acquisition or (3) of a Person at the time such Person merges with or into or consolidates or otherwise combines with the Company or any Restricted Subsidiary. Acquired Indebtedness shall be deemed to have been Incurred, with respect to clause (1) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (2) of the preceding sentence, on the date of consummation of such acquisition of assets and, with respect to clause (3) of the preceding sentence, on the date of the relevant merger, consolidation or other combination.

"*Additional Assets*" means:

(1) any property or assets (other than Capital Stock) used or to be used by the Company, a Restricted Subsidiary or otherwise useful in a Permitted Business (it being understood that capital expenditures on property or assets already used in a Permitted Business or to replace any property or assets that are the subject of such Asset Disposition shall be deemed an investment in Additional Assets);

(2) the Capital Stock of a Person that is engaged in a Permitted Business and becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or a Restricted Subsidiary of the Company; or

(3) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary of the Company.

"*Additional Notes*" means additional Notes (other than the Initial Notes) issued under this Indenture in accordance with Sections 2.02 and 4.09 hereof, as part of the same series as the Initial Notes.

"*Additional Parity Lien Debt Facility*" means one or more debt facilities, credit agreements, note purchase agreements, commercial paper facilities, indentures or other agreements for which the requirements of the intercreditor agreements have been satisfied and which is so designated as Parity Lien Debt, in each case with banks, lenders, purchasers, investors or trustees, agents or other representatives of any of the foregoing providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables or interests in such receivables to such lenders or other persons or to special purpose entities formed to borrow from such lenders or other persons against such receivables or sell such receivables or interests in such receivables), letters of credit, notes or other borrowings or extensions of credit, in each case, as amended, restated, modified, renewed, refunded, restated, restructured, increased, supplemented, replaced or refinanced in whole or in part from time to time in accordance with each applicable Secured Document, including any replacement, refunding or refinancing facility or agreement that increases the amount permitted to be borrowed thereunder or alters the maturity thereof or adds entities as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender, group of lenders, or otherwise; *provided* that in the case of any replacement or refinancing, the provisions of the intercreditor agreements are complied with and *provided further* that neither the ABL Credit Facility nor any refinancing thereof shall constitute an Additional Parity Lien Debt Facility.

"*Affiliate*" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"*Affiliation Agreement*" means the agreement entered into concurrently with the execution of the Purchase Agreement between Comcast Cable Communication, LLC, an affiliate of Comcast, and TV One providing for a multi-year extension of their previous affiliation agreement regarding the distribution of the television programming service of TV One.

"*Applicable Parity Lien Representative*" means (i) prior to the payment in full of all outstanding obligations under the Credit Agreement and the other Loan Documents (as defined in the Credit Agreement), the collateral agent under the Credit Agreement and (ii) thereafter, the Parity Lien Representative party to the intercreditor agreements that represents the largest principal amount of Parity Lien Obligations.

"*Agent*" means any Registrar, co-registrar, Paying Agent or additional paying agent.

"*Applicable Premium*" means the greater of (A) 1.0% of the principal amount of such Note and (B) on any redemption date, the excess (to the extent positive) of:

(1) the present value at such redemption date of (i) the redemption price of such Note at April 15, 2018 (such redemption price (expressed in percentage of principal amount) being set forth in the table appearing in Section 3.07 hereof (excluding accrued but unpaid interest)), plus (ii) all required interest payments due on such Note to and including such date set forth in clause (i) (excluding accrued but unpaid interest), computed upon the redemption date using a discount rate equal to the Treasury Rate at such redemption date plus 50 basis points; over

(2) the then outstanding principal amount of such Note;

in each case, as calculated by the Company or on behalf of the Company by such Person as the Company shall designate.

"*Applicable Procedures*" means, with respect to any transfer or exchange of or for beneficial interests in any Global Note, the rules and procedures of the Depositary, Euroclear and Clearstream that apply to such transfer or exchange.

"*Asset Disposition*" means:

the sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of property or assets (including by way of a Sale and Leaseback Transaction) of the Company (other than Capital Stock of the Company) or any of its Restricted Subsidiaries (each referred to in this definition as a "*disposition*"); or

the issuance or sale of Capital Stock of any Restricted Subsidiary (other than Preferred Stock or Disqualified Stock of Restricted Subsidiaries issued in compliance with Section 4.09 hereof or directors' qualifying shares and shares issued to foreign nationals as required under applicable law), whether in a single transaction or a series of related transactions;

in each case, other than:

(1) a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary;

(2) a disposition of cash or Cash Equivalents;

(3) a disposition of inventory or other assets in the ordinary course of business;

(4) a disposition of obsolete, surplus or worn out equipment or other assets or equipment or other assets that are no longer useful in the conduct of the business of the Company and its Restricted Subsidiaries;

(5) transactions permitted under Section 5.01 hereof or a transaction that constitutes a Change of Control;

(6) any Designated Sale;

(7) an issuance of Capital Stock by a Restricted Subsidiary to the Company or to another Restricted Subsidiary or as part of or pursuant to an equity incentive or compensation plan approved by the Board of Directors;

(8) any dispositions of Capital Stock, properties or assets in a single transaction or series of related transactions with a fair market value (as determined in good faith by the Company) of less than $5.0 million;

(9) any Restricted Payment that is permitted to be made, and is made, under Section 4.07 hereof and the making of any Permitted Payment or Permitted Investment or, solely for purposes of clause (3) of Section 4.10(a) hereof, asset sales, the proceeds of which are used to make such Restricted Payments or Permitted Investments;

(10) dispositions in connection with Permitted Liens;

(11) dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings;

(12) the licensing or sub-licensing of intellectual property or other general intangibles and licenses, sub- licenses, leases or subleases of other property, in each case, in the ordinary course of business;

(13) foreclosure, condemnation or any similar action with respect to any property or other assets;

(14) the sale or discount (with or without recourse, and on customary or commercially reasonable terms and for credit management purposes) of accounts receivable or notes receivable arising in the ordinary course of business, or the conversion or exchange of accounts receivable for notes receivable;

(15) any disposition of Capital Stock, Indebtedness or other securities of an Unrestricted Subsidiary;

(16) any disposition of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than the Company or a Restricted Subsidiary) from whom such Restricted Subsidiary was acquired, or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition;

(17) to the extent allowable under Section 1031 of the Code, any exchange of like property (excluding any boot thereon) for use in a Permitted Business; and

(18) any surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind.

"*Bankruptcy Law*" means Title 11, U.S. Code or any similar federal or state law for the relief of debtors.

"*Beneficial Owner*" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as that term is used in Section 13(d)(3) of the Exchange Act), such "person" will be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, provided that such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms "Beneficially Owns," "Beneficially Owning" and "Beneficially Owned" have correlative meanings.

"*Board of Directors*" means (1) with respect to the Company or any corporation, the board of directors or managers, as applicable, of the corporation, or any duly authorized committee thereof; (2) with respect to any partnership, the board of directors or other governing body of the general partner of the partnership or any duly authorized committee thereof; and (3) with respect to any other Person, the board or any duly authorized committee of such Person serving a similar function. Whenever any provision requires any action or determination to be made by, or any approval of, a Board of Directors, such action, determination or approval shall be deemed to have been taken or made if approved by a majority of the directors on any such Board of Directors (whether or not such action or approval is taken as part of a formal board meeting or as a formal board approval).

"*Business Day*" means each day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York, or the place of payment on the Notes in the United States are authorized or required by law to close.

"*Capital Stock*" of any Person means any and all shares of, rights to purchase, warrants, options or depositary receipts for, or other equivalents of or partnership or other interests in (however designated), equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

"*Capitalized Lease Obligations*" means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes on the basis of GAAP. The amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation at the time any determination thereof is to be made as determined on the basis of GAAP, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty. For purposes Section 4.12 hereof a Capitalized Lease Obligation shall be deemed secured by a Lien on the property or assets (and proceeds thereof) being leased.

"*Cash Equivalents*" means:

(1) (a) United States dollars or (b) any other foreign currency held by the Company and the Restricted Subsidiaries in the ordinary course of business;

(2) securities issued or directly and fully Guaranteed or insured by the United States or Canadian governments or, in each case, any agency or instrumentality of thereof (provided that the full faith and credit of such country is pledged in support thereof), having maturities of not more than two years from the date of acquisition;

(3) certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or bankers' acceptances having maturities of not more than one year from the date of acquisition thereof issued by any lender to the Credit Agreement or ABL Credit Facility or by any bank or trust company (a) whose commercial paper is rated at least "A-2" or the equivalent thereof by S&P or at least "P-2" or the equivalent thereof by Moody's (or if at the time neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization) or (b) (in the event that the bank or trust company does not have commercial paper which is rated) having combined capital and surplus in excess of $250.0 million;

(4) repurchase obligations for underlying securities of the types described in clauses (2) and (3) entered into with any bank meeting the qualifications specified in clause (3) above;

(5) commercial paper rated at the time of acquisition thereof at least "A-2" or the equivalent thereof by S&P or "P-2" or the equivalent thereof by Moody's or carrying an equivalent rating by a Nationally Recognized Statistical Rating Organization, if both of the two named rating agencies cease publishing ratings of investments or, if no rating is available in respect of the commercial paper, the issuer of which has an equivalent rating in respect of its long-term debt, and in any case maturing within one year after the date of acquisition thereof;

(6) readily marketable direct obligations issued by any state of the United States of America, any province of Canada or any political subdivision thereof, in each case, having one of the two highest rating categories obtainable from either Moody's or S&P (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization) with maturities of not more than two years from the date of acquisition; and

(7) interests in any investment company, money market or enhanced high yield fund which invests 95% or more of its assets in instruments of the type specified in clauses (1) through (6) above.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clause (1) above; provided that such amounts are converted into any currency listed in clause (1) as promptly as practicable and in any event within 10 Business Days following the receipt of such amounts.

"*Cash Management Services*" means any of the following to the extent not constituting a line of credit (other than an overnight draft facility that is not in default): ACH transactions, treasury and/or cash management services, including, without limitation, controlled disbursement services, overdraft facilities, foreign exchange facilities, deposit and other accounts and merchant services.

"*Change of Control*" means:

(1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries, taken as a whole, to any "person" (as that term is used in Section 13(d)(3) of the Exchange Act) other than a Principal or a Related Party or a Permitted Group;

(2) the adoption of a plan relating to the liquidation or dissolution of the Company;

(3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that more than 50% of the Voting Stock of the Company or any Parent Company, measured by voting power, rather than number of shares, is Beneficially Owned, directly or indirectly, by any Person other than any Parent Company, the Principals and their Related Parties or a Permitted Group; or

(4) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

"*Code*" means the United States Internal Revenue Code of 1986, as amended.

"*Collateral*" means collectively the Notes Priority Collateral and ABL Priority Collateral.

"*Comcast Note*" means that promissory note in an aggregate principal amount of $11.872 million to be issued by the Company to Comcast on or about the Issue Date in connection with the completion of the transactions contemplated by the Purchase Agreement.

"*Communications Act*" shall mean the Communications Act of 1934, as amended, and the rules and regulations and published policies thereunder.

"*Company*" means Radio One, Inc., and any and all successors thereto.

"*Clearstream*" means Clearstream Banking, S.A.

"*Consolidated Cash Flow*" means, with respect to any specified Person for any period, without duplication, the Consolidated Net Income of such Person:

(1) plus, in each case determined on a consolidated basis in accordance with GAAP and only to the extent deducted in determining Consolidated Net Income,

(a) Consolidated Income Tax Expense (other than income tax expense (either positive or negative) attributable to extraordinary gains (or losses));

(b) Consolidated Interest Expense;

(c) Consolidated Non-cash Charges;

(d) expenses or charges (other than depreciation or amortization expense) related to any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or the incurrence of Indebtedness permitted to be incurred by this Indenture (including a refinancing thereof) (whether or not successful), including (i) such fees, expenses or charges related to the Transactions and (ii) any amendment or other modification of this Indenture and the Notes, in each case, deducted (and not added back) in computing Consolidated Net Income;

(e) any extraordinary or non-recurring charges, costs or expenses;

(f) interest incurred in connection with Investments in discontinued operations;

(g) any costs, expenses or amounts paid in connection with employee or management recruitment, relocation, retention, signing bonus or severance costs; and

(h) losses, charges and expenses associated with modifications of station broadcasting formats;

(2) minus

(a) non-cash items increasing such Consolidated Net Income, other than (i) the accrual of revenue in the ordinary course of business and (ii) reversals of prior accruals or reserves for cash items previously excluded in the calculation of Consolidated Non-cash Charges; and

(b) barter revenues to the extent such barter revenues were included in computing Consolidated Net Income.

"*Consolidated Income Tax Expense*" means, with respect to any Person for any period, the provision for federal, state, local and foreign income taxes of such Person and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP.

"*Consolidated Interest Expense*" means, with respect to any Person for any period the interest expense of such Person and its Restricted Subsidiaries, in each case for such period as determined on a consolidated basis in accordance with GAAP (whether paid or accrued and whether or not capitalized), including without duplication:

(1) any amortization of debt discount;

(2) non-cash interest expense, including any interest paid in kind by the issuance of additional Indebtedness;

(3) the net cost under Hedging Obligations (including any amortization of discounts);

(4) the interest portion of any deferred payment obligations;

(5) all commission, discounts and other fees and charges owed with respect to letters of credit, bankers' acceptances, financing or similar activities (including, without limitation, agency fees, commitment fees and similar fees);

(6) the interest component of Capitalized Lease Obligations;

(7) the interest expense on any Indebtedness guaranteed by such Person and its Restricted Subsidiaries or secured by a Lien; and

(8) any cash dividends paid or payable on any Designated Preferred Stock.

"*Consolidated Net Income*" means, with respect to any Person, for any period, the net income (or loss) of such Person and its Restricted Subsidiaries for such period on a consolidated basis determined in accordance with GAAP; *provided that* there shall be excluded therefrom:

(1) all extraordinary or unusual gains and extraordinary or unusual losses (in each case, net of fees and expenses relating to the transaction giving rise thereto), together with any related provision for taxes on such gains and losses;

(2) the net income (loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting, except to the extent of the amount of the dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(3) gains or losses in respect of any Asset Dispositions or sale or other disposition of assets or Equity Interests outside the ordinary course of business after the Issue Date by such Person or one of its Restricted Subsidiaries (net of fees and expenses relating to the transaction giving rise thereto), on an after tax basis;

(4) the net income (loss) from any operations disposed of or discontinued after the Issue Date and any net gains or losses on such disposition or discontinuance, on an after tax basis;

(5) solely for purposes of Section 4.07, the net income (but not loss) of any Restricted Subsidiary of such Person to the extent the declaration of dividends or similar distributions by that Restricted Subsidiary of that net income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulations applicable to that Restricted Subsidiary or its stockholders, partners or members, except to the extent of any dividends or other distributions or payments actually paid to such Person or any of its Restricted Subsidiaries and not already included in the Consolidated Net Income of such Person;

(6) any gain or loss realized as a result of the cumulative effect of a change in accounting principles;

(7) any fees and expenses, including deferred finance costs, paid in connection with the Transactions (including, without limitation, ratings agency fees);

(8) non-cash compensation charges or expenses, including those incurred in connection with any issuance of Equity Interests;

(9) non-cash gains and losses attributable to movement in the mark to market valuation of Hedging Obligations pursuant to Statement of Financial Accounting Standards No. 133; and

(10) any net after tax gains or losses attributable to the early extinguishment of Indebtedness (in each case, net of fees and expenses relating to the transaction giving rise thereto).

"*Consolidated Net Total Indebtedness*" means, as at any date of determination, (x) Consolidated Total Indebtedness less (y) Unrestricted cash and Cash Equivalents of the Company and its Restricted Subsidiaries.

"*Consolidated Non-Cash Charges*" means, with respect to any Person for any period, the aggregate depreciation, amortization (including, without limitation, (i) amortization of goodwill, programming costs, barter expenses and other intangibles and (ii) the effect of any non-cash impairment charges incurred subsequent to the Issue Date resulting from the application of FASB Accounting Standards Codifications No. 350, 360 or 805, and any other non-cash items resulting from any amortization, write-up, write-down or write-off of assets or liabilities including deferred financing costs and the effect of straight-lining of rents as a result of purchase accounting adjustments in connection with any future acquisition, disposition, merger, consolidation or similar transaction, but excluding amortization of pre-paid cash expenses that were paid in a prior period) and other non- cash charges and expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP excluding any such charges which require an accrual of or a reserve for cash charges for any future period.

"*Consolidated Secured Leverage*" means (x) the sum of the aggregate outstanding Secured Indebtedness for borrowed money, obligations in respect of Capitalized Lease Obligations, letters of credit (only to the extent of any unreimbursed drawings thereunder), debt obligations evidenced by promissory notes and similar instruments and any Guarantees in respect of any of the foregoing of the Company and its Restricted Subsidiaries less (y) Unrestricted cash and Cash Equivalents of the Company and its Restricted Subsidiaries.

"*Consolidated Secured Leverage Ratio*" means, as of any date of determination, the ratio of (x) Consolidated Secured Leverage at such date to (y) the aggregate amount of Consolidated Cash Flow for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which internal consolidated financial statements of the Company are available, in each case with such pro forma adjustments as are consistent with the pro forma adjustments set forth in the definition of "Leverage Ratio;" provided that, for the purpose of determining Consolidated Secured Leverage, the aggregate amount of cash and Cash Equivalents of the Company and its Restricted Subsidiaries shall be determined without giving pro forma effect to the proceeds of Indebtedness incurred on such date.

"*Consolidated Total Indebtedness*" means, as at any date of determination, an amount equal to the sum of (1) the aggregate amount of all outstanding Indebtedness of the Company and its Restricted Subsidiaries on a consolidated basis consisting of Indebtedness for borrowed money, obligations in respect of Capitalized Lease Obligations, letters of credit (only to the extent of any unreimbursed drawings thereunder), debt obligations evidenced by promissory notes and similar instruments and any Guarantees in respect of any of the foregoing, and (2) the aggregate amount of all outstanding Disqualified Stock of the Company and all Disqualified Stock and Preferred Stock of its Restricted Subsidiaries on a consolidated basis, with the amount of such Disqualified Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences and maximum fixed repurchase prices, in each case determined on a consolidated basis in accordance with GAAP; provided that Indebtedness of the Company and its Restricted Subsidiaries under any revolving credit facility or line of credit as at any date of determination shall be determined using the Average Quarterly Balance of such Indebtedness for the most recently ended four fiscal quarters for which internal financial statements are available as of such date of determination (the "Reference Period"). For purposes hereof, (a) the "maximum fixed repurchase price" of any Disqualified Stock or Preferred Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock as if such Disqualified Stock or Preferred Stock were purchased on any date on which Consolidated Total Indebtedness shall be required to be determined pursuant to this Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock or Preferred Stock, such fair market value shall be determined reasonably and in good faith by the Company, (b) "Average Quarterly Balance" means, with respect to any Indebtedness incurred by the Company or its Restricted Subsidiaries under a revolving facility or line of credit, the quotient of (x) the sum of each Individual Quarterly Balance for each fiscal quarter ended on or prior to such date of determination and included in the Reference Period divided by (y) 4, and (c) "Individual Quarterly Balance" means, with respect to any Indebtedness incurred by the Company or its Restricted Subsidiaries under a revolving credit facility or line of credit during any fiscal quarter of the Company, the quotient of (x) the sum of the aggregate outstanding principal amount of all such Indebtedness at the end of each day of such quarter divided by (y) the number of days in such fiscal quarter.

"*Contingent Obligations*" means, with respect to any Person, any obligation of such Person guaranteeing in any manner, whether directly or indirectly, any operating lease, dividend or other obligation that does not constitute Indebtedness ("primary obligations") of any other Person (the "primary obligor"), including any obligation of such Person, whether or not contingent:

> (1) to purchase any such primary obligation or any property constituting direct or indirect security therefor;

> (2) to advance or supply funds:

>> (a) for the purchase or payment of any such primary obligation; or

>> (b) to maintain the working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

> (3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

"*continuing*" means, with respect to any Default or Event of Default, that such Default or Event of Default has not been cured or waived.

"*Continuing Directors*" means, as of any date of determination, any member of the Board of Directors of the Company who:

(1) was a member of or nominated to such Board of Directors on the Issue Date; or

(2) was nominated for election by either (a) one or more of the Principals or (b) the Board of Directors of the Company, a majority of whom were members of or nominated to the Board of Directors of the Company on the Issue Date or whose election or nomination for election was previously approved by one or more of the Principals Beneficially Owning at least 25% of the Voting Stock of the Company (determined by reference to voting power and not number of shares held) or such directors.

"*Corporate Trust Office of the Trustee*" means the address of the Trustee specified in Section 13.01 hereof or such other address the Trustee may designate from time to time by notice to the Company.

"*Credit Agreement*" means that certain Credit Agreement, to be dated as of the Issue Date among the Company, as borrower, the lenders party thereto from time to time, Jefferies Finance LLC, as administrative agent, including any related guarantees, collateral documents, security agreements, mortgages, instruments and other agreements executed in connection therewith, as each may be amended, restated, modified, supplemented, renewed, extended, refunded, replaced or refinanced in whole or in part from time to time (including any increase in the amount of available borrowings or obligations thereunder or addition of Restricted Subsidiaries as additional borrowers or guarantors thereunder) whether provided under one or more other credit agreements, indentures, financing agreements or otherwise and whether by the same or any other agent, lender or group of lenders and whether or not subsequent to the time the then existing Credit Agreement has been partially or fully repaid; provided that, so long as any Notes are outstanding, no such increase may result in the principal amount of Indebtedness of the Company under the Credit Agreement exceeding the amount specified in clause (1) of the definition of Permitted Indebtedness, as such amount is reduced from time to time in accordance with such clause (1).

"*Credit Facility*" means one or more debt facilities, indentures or other arrangements (including the Credit Agreement or commercial paper facilities, receivables financing and overdraft facilities) with banks, other financial institutions or investors providing for revolving credit loans, term loans, notes, receivables financing (including through the sale of receivables to such institutions or to special purpose entities formed to borrow from such institutions against such receivables), letters of credit or other Indebtedness, in each case, as amended, restated, modified, renewed, refunded, replaced, restructured, refinanced, repaid, increased or extended in whole or in part from time to time (and whether in whole or in part and whether or not with the original administrative agent and lenders or another administrative agent or agents or other banks or institutions and whether provided under the Credit Agreement or one or more other credit or other agreements, indentures, financing agreements or otherwise) and in each case including all agreements, instruments and documents executed and delivered pursuant to or in connection with the foregoing (including any notes and letters of credit issued pursuant thereto and any Guarantee and collateral agreement, patent and trademark security agreement, mortgages or letter of credit applications and other Guarantees, pledges, agreements, security agreements and collateral documents). Without limiting the generality of the foregoing, the term "Credit Facility" shall include any agreement or instrument (1) changing the maturity of any Indebtedness Incurred thereunder or contemplated thereby, (2) adding Subsidiaries of the Company as additional borrowers or guarantors thereunder, (3) increasing the amount of Indebtedness Incurred thereunder or available to be borrowed thereunder, (4) changing the administrative agent or lenders or (5) otherwise altering the terms and conditions thereof.

"*Custodian*" means the Trustee, as custodian with respect to the Notes in global form, or any successor entity thereto.

"*Default*" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default; provided that any Default that results solely from the taking of an action that would have been permitted but for the continuation of a previous Default will be deemed to be cured if such previous Default is cured prior to becoming an Event of Default.

"*Definitive Note*" means a certificated Note registered in the name of the Holder thereof and issued in accordance with Section 2.06 hereof, substantially in the form of Exhibit A hereto except that such Note shall not bear the Global Note Legend and shall not have the "Schedule of Exchanges of Interests in the Global Note" attached thereto.

"*Depositary*" means, with respect to the Notes issuable or issued in whole or in part in global form, the Person specified in Section 2.03 hereof as the Depositary with respect to the Notes, and any and all successors thereto appointed as depositary hereunder and having become such pursuant to the applicable provision of this Indenture.

"*Designated Non-Cash Consideration*" means the fair market value (as determined in good faith by the Company) of non-cash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Disposition that is so designated as Designated Non-Cash Consideration pursuant to an Officer's Certificate, setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent payment, redemption, retirement, sale or other disposition of such Designated Non-Cash Consideration. A particular item of Designated Non-Cash Consideration will no longer be considered to be outstanding when and to the extent it has been paid, redeemed or otherwise retired or sold or otherwise disposed of in compliance with Section 4.10 hereof.

"*Designated Preferred Stock*" means Preferred Stock of the Company (other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Company or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officer's Certificate executed by the principal financial officer of the Company, on the issuance date thereof, the cash proceeds of which are excluded from the calculation of the basket set forth in Section 4.07(a) hereof.

"*Designated Sales*" means, at any time of determination, (i) the Designated Tower Sales, (ii) the sale of all or a portion of the businesses, properties, assets and operations of Interactive One, LLC (in each case to the extent related to the internet business of such Person), and (iii) the sale of any other assets or businesses of the Company and its Restricted Subsidiaries (other than the Equity Interests of any Person, unless all of the Equity Interests of such Person are so sold), so long as the aggregate amount of Consolidated Cash Flow attributable to (and derived from) all such assets and businesses sold in reliance on this subclause (iii) (measured, for any such sale, for the most recently ended four fiscal quarters for which financial statements have been provided as required under Section 4.03 hereof) does not exceed $2.5 million during such measurement period, with such calculation to be set forth (in reasonable detail) in an Officer's Certificate.

"*Designated Tower Sale*" means the sale of any of thirty-three designated radio towers located in Baltimore, Maryland, Cincinnati and Cleveland, Ohio, Detroit, Michigan, Houston, Texas, Indianapolis, Indiana, Richmond, Virginia and Washington DC, as set forth on Schedule 1 hereto as of the Issue Date.

"*Disinterested Director*" means, with respect to any Affiliate Transaction, a member of the Board of Directors of the Company having no material direct or indirect financial interest in or with respect to such Affiliate Transaction. A member of the Board of Directors of the Company shall be deemed not to have such a financial interest by reason of such member's holding Capital Stock of the Company or any options, warrants or other rights in respect of such Capital Stock.

"*Disqualified Stock*" means, with respect to any Person, any Capital Stock of such Person which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(1) matures or is mandatorily redeemable for cash or in exchange for Indebtedness pursuant to a sinking fund obligation or otherwise; or

(2) is or may become (in accordance with its terms) upon the occurrence of certain events or otherwise redeemable or repurchasable for cash or in exchange for Indebtedness at the option of the holder of the Capital Stock in whole or in part, in each case on or prior to the earlier of (a) the Stated Maturity of the Notes or (b) the date on which there are no Notes outstanding; *provided, however*, that (i) only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock and (ii) any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or asset sale (howsoever defined or referred to) shall not constitute Disqualified Stock if any such redemption or repurchase obligation is subject to compliance by the relevant Person with Section 4.07 hereof; *provided, however*, that if such Capital Stock is issued to any plan for the benefit of employees of the Company or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

"*Domestic Subsidiary*" means, with respect to any Person, any Restricted Subsidiary of such Person other than a Foreign Subsidiary.

"*DTC*" means The Depository Trust Company or any successor securities clearing agency.

"*Equity Interests*" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

"*Equity Offering*" means (x) a sale of Capital Stock of the Company (other than Disqualified Stock) other than offerings registered on Form S-4 or Form S-8 (or any successor form) under the Securities Act or any similar offering in other jurisdictions, or (y) the sale of Capital Stock or other securities by a Parent Company, the proceeds of which are contributed to the equity (other than through the issuance of Disqualified Stock or through an Excluded Contribution) of the Company.

"*Exchange Act*" means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder, as amended.

"*Excluded Assets*" comprises the following property and assets, none of which will be included in the Collateral:

(1) any lease, contract, instrument or property right to which the Company or any Guarantor is a party, if and only for so long as the grant of a security interest shall constitute or result in a breach, termination, impairment or default under any such lease, contract or property right (other than to the extent that any such term would be rendered ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the UCC or any other applicable law or principles of equity), but in each case:

(a) only to the extent the Company or any Guarantor is contractually prohibited from creating a Lien on the Issue Date or the date such lease, contract, instrument or property right was acquired, created or effective (so long as such prohibition was not expressly negotiated in anticipation of such acquisition), and

(b) provided that any security interest securing obligations owing to noteholders shall attach immediately to any portion of such lease, contract or property right without further action of the noteholders at any time or from time to time, so long as such security interest does not result, or would no longer result, in any of the consequences specified above;

(2) any lease, contract, instrument or property right to which the Company or any Guarantor is a party and any other asset, in each case, if and only for so long as the grant of a security interest shall violate any applicable law;

(3) any License to which the Company or any Guarantor is a party, grantee or beneficiary, if and only for so long as either (x) each of the Company or such Guarantor is prohibited from granting a security interest therein under applicable provisions of the Communications Act or any other applicable law, or (y) the grant of a security interest shall constitute or result in a breach, termination or default under any such License (other than to the extent that any such term would be rendered ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the UCC or any other applicable law or principles of equity, including the Communications Act), *provided that*:

(a) Excluded Assets shall not include any rights and remedies incident or appurtenant to any such Licenses or any rights to receive any or all proceeds derived from, or in connection with, any Asset Disposition of all or any portion of any such Licenses or any Station, and

(b) any security interests securing obligations owing to noteholders shall attach immediately to any portion of such Licenses without further action of the noteholders at any time or from time to time, so long as such attachment does not result, or would no longer result, in any of the consequences specified above;

(4) any Leaseholds;

(5) all Excluded Equity Interests;

(6) motor vehicles and other assets subject to certificates of title; and

(7) any "intent to use" trademark applications for which a verified statement of use has not been filed with the United States Patent and Trademark Office or any asset or intellectual property (including copyrights, trademarks and patents) if the grant of a security interest in or Lien upon such intellectual property would result in the cancellation, voiding, invalidation or impairment of such intellectual property; *provided* that a grant of security interest shall be made (in accordance with the security agreements) in such "intent to use" applications once a verified statement of use has been filed with the United States Patent and Trademark Office or such asset or intellectual property once it can be granted without resulting in cancellation, voiding, invalidation, or impairment thereof.

"*Excluded Contribution*" means Net Cash Proceeds or property or assets received by the Company as capital contributions to the equity (other than through the issuance of Disqualified Stock) of the Company after the Issue Date or from the issuance or sale (other than to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Company or any Subsidiary of the Company for the benefit of their employees to the extent funded by the Company or any Restricted Subsidiary) of Capital Stock (other than Disqualified Stock) of the Company, to the extent designated as an Excluded Contribution pursuant to an Officer's Certificate of the Company.

"*Excluded Equity Interests*" means (a) all Equity Interests in any Subsidiary of an Unrestricted Subsidiary; (b) all Equity Interests in any Immaterial Subsidiary; c) all Equity Interests in any Subsidiary of a Person that is (i) treated as a corporation for U.S. federal income tax purposes and formed or incorporated outside the United States or (ii) an entity substantially all of whose assets consist, directly or indirectly, of shares and debt obligations of Subsidiaries described in clause (i), in each case, representing more than 65% of its issued and outstanding Voting Stock and (d) all nonmajority Equity Interests in Persons that are not Subsidiaries of the Company or any of its Restricted Subsidiaries but only to the extent such Person is, or its equity holders are, contractually prohibited from creating a Lien in such Equity Interests, so long as the Company (1) does not encourage the creation of any contractual prohibitions and (2) requests no such contractual prohibitions be instituted (other than in each of (1) and (2) preceding, those contractual prohibitions in existence on the Issue Date).

"*Euroclear*" means Euroclear Bank, S.A./N.V., as operator of the Euroclear system.

"*fair market value*" may be conclusively established by means of an Officer's Certificate or resolutions of the Board of Directors of the Company setting out such fair market value as determined by such Officer or such Board of Directors in good faith.

"*FCC*" shall mean the Federal Communications Commission (or any successor agency, commission, bureau, department or other political subdivision of the United States of America).

"*FCC License*" shall mean any radio or television broadcast service license, community antenna relay service license, broadcast auxiliary license, earth station registration, business radio, microwave, special safety radio service license or other license, permit, authorization or certificate issued by the FCC pursuant to the Communications Act.

"*Foreign Subsidiary*" means, with respect to any Person, any Subsidiary of such Person that is not organized or existing under the laws of the United States, any state thereof or the District of Columbia, and any Subsidiary of such Subsidiary.

"*GAAP*" means generally accepted accounting principles in the United States of America as in effect on the date of any calculation or determination required hereunder. Except as otherwise set forth in this Indenture, all ratios and calculations based on GAAP contained in this Indenture shall be computed in accordance with GAAP. At any time after the Issue Date, the Company may elect to establish that GAAP shall mean GAAP as in effect on the date of such election; provided that any such election, once made, shall be irrevocable. At any time after the Issue Date, the Company may elect to apply IFRS accounting principles in lieu of GAAP and, upon any such election, references herein to GAAP shall thereafter be construed to mean IFRS (except as otherwise provided in this Indenture), including as to the ability of the Company to make an election pursuant to the previous sentence; provided that any such election, once made, shall be irrevocable; *provided, further*, that any calculation or determination in this Indenture that require the application of GAAP for periods that include fiscal quarters ended prior to the Company's election to apply IFRS shall remain as previously calculated or determined in accordance with GAAP; *provided, further again*, that the Company may only make such election if it also elects to report any subsequent financial reports required to be made by the Company, including pursuant to Section 13 or Section 15(d) of the Exchange Act and the covenants set forth under Section 4.03 hereof, in IFRS. The Company shall give notice of any such election made in accordance with this definition to the Trustee and the Holders.

"*Global Note Legend*" means the legend set forth in Section 2.06(f)(2) hereof, which is required to be placed on all Global Notes issued under this Indenture.

"*Global Notes*" means, individually and collectively, each of the Restricted Global Notes and the Unrestricted Global Notes deposited with or on behalf of and registered in the name of the Depository or its nominee, substantially in the form of Exhibit A hereto and that bears the Global Note Legend and that has the "Schedule of Exchanges of Interests in the Global Note" attached thereto, issued in accordance with Section 2.01, 2.06(b)(3), 2.06(b)(4) or 2.06(d)(2) hereof.

"*Government Securities*" means direct obligations of, or obligations guaranteed by, the United States of America, and the payment for which the United States pledges its full faith and credit.

"*Governmental Authority*" shall mean the government of the United States of America, any other nation or any political subdivision thereof, whether state, provincial or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including the FCC).

"*Guarantee*" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person, including any such obligation, direct or indirect, contingent or otherwise, of such Person:

> (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep- well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

> (2) entered into primarily for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term "Guarantee" will not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

"*Guarantor*" means any person that executes a Guarantee in accordance with the provisions of this Indenture, and their respective successors and assigns.

"*Hedging Obligations*" means, with respect to any person, the obligations of such Person under any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, commodity swap agreement, commodity cap agreement, commodity collar agreement, foreign exchange contracts, currency swap agreement or similar agreement providing for the transfer or mitigation of interest rate, commodity price or currency risks either generally or under specific contingencies.

"*Holder*" means each Person in whose name the Notes are registered on the Registrar's books, which shall initially be the nominee of DTC.

"*Immaterial Subsidiary*" means, as of any date, any Restricted Subsidiary (other than a Foreign Subsidiary) whose total assets, together with all other domestic Restricted Subsidiaries that are not Guarantors, as of that date, are less than $5.0 million and whose total revenues, together with all other domestic Restricted Subsidiaries that are not Guarantors, for the most recent twelve-month period do not exceed $5.0 million; provided that a Restricted Subsidiary will not be considered to be an Immaterial Subsidiary if it, directly or indirectly, guarantees or otherwise provides direct credit support for any Indebtedness of the Company or any Guarantor.

"*Incur*" means issue, create, assume, enter into any Guarantee of, incur, extend or otherwise become liable for; *provided, however*, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary and the terms "Incurred" and "Incurrence" have meanings correlative to the foregoing and any Indebtedness pursuant to any revolving credit or similar facility shall only be "Incurred" at the time any funds are borrowed thereunder.

"*Indebtedness*" means, with respect to any Person on any date of determination (without duplication):

(1) the principal of indebtedness of such Person for borrowed money;

(2) the principal of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) all reimbursement obligations of such Person in respect of letters of credit, bankers' acceptances or other similar instruments (the amount of such obligations being equal at any time to the aggregate then undrawn and unexpired amount of such letters of credit or other instruments plus the aggregate amount of drawings thereunder that have been reimbursed) (except to the extent such reimbursement obligations relate to trade payables and such obligations are satisfied within 30 days of Incurrence);

(4) the principal component of all obligations of such Person to pay the deferred and unpaid purchase price of property (except trade payables), which purchase price is due more than one year after the date of placing such property in service or taking final delivery and title thereto;

(5) Capitalized Lease Obligations of such Person;

(6) the principal component of all obligations, or liquidation preference, of such Person with respect to any Disqualified Stock or, with respect to any Restricted Subsidiary, any Preferred Stock (but excluding, in each case, any accrued dividends);

(7) the principal component of all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the fair market value of such asset at such date of determination (as determined in good faith by the Company) and (b) the amount of such Indebtedness of such other Persons;

(8) Guarantees by such Person of the principal component of Indebtedness of other Persons to the extent Guaranteed by such Person; and

(9) to the extent not otherwise included in this definition, net obligations of such Person under Hedging Obligations (the amount of any such obligations to be equal at any time to the net payments under such agreement or arrangement giving rise to such obligation that would be payable by such Person at the termination of such agreement or arrangement).

The term "Indebtedness" shall not include any lease, concession or license of property (or Guarantee thereof) which would be considered an operating lease under GAAP as in effect on the Issue Date, any prepayments of deposits received from clients or customers in the ordinary course of business, or obligations under any license, permit or other approval (or Guarantees given in respect of such obligations) Incurred prior to the Issue Date or in the ordinary course of business.

The amount of Indebtedness of any Person at any time in the case of a revolving credit or similar facility shall be the total amount of funds borrowed and then outstanding. The amount of Indebtedness of any Person at any date shall be determined as set forth above or otherwise provided in this Indenture, and (other than with respect to letters of credit or Guarantees or Indebtedness specified in clause (7) above) shall equal the amount thereof that would appear on a balance sheet of such Person (excluding any notes thereto) prepared on the basis of GAAP.

Notwithstanding the above provisions, in no event shall the following constitute Indebtedness:

(i)   Contingent Obligations Incurred in the ordinary course of business;

(ii)   Cash Management Services;

(iii)   in connection with the purchase by the Company or any Restricted Subsidiary of any business, any post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid in a timely manner; or

(iv)   for the avoidance of doubt, any obligations in respect of workers' compensation claims, early retirement or termination obligations, pension fund obligations or contributions or similar claims, obligations or contributions or social security or wage Taxes.

"*Indenture*" means this Indenture, as amended or supplemented from time to time.

"*Independent Financial Advisor*" means an investment banking or accounting firm of international standing or any third party appraiser of international standing; *provided*, *however*, that such firm or appraiser is not an Affiliate of the Company.

"*Indirect Participant*" means a Person who holds a beneficial interest in a Global Note through a Participant.

"*Initial Notes*" means the first $350.0 million aggregate principal amount of Notes issued under this Indenture on the date hereof.

"*Intercreditor ABL Lien Cap*" means $25.0 million or, in the event that the requisite amount of lenders under the Credit Agreement approves in writing a greater amount or such greater amount is otherwise permitted under the Credit Agreement, such greater amount; provided that in no event shall the Intercreditor ABL Lien Cap exceed $40.0 million or, after the Discharge of Parity Lien Obligations under the Credit Agreement, $40.0 million.

"*Intercreditor Agreements*" means the Parity Lien Intercreditor Agreement, the ABL Intercreditor Agreement and any additional intercreditor agreements which may be entered into between the parties thereto.

"*Intercreditor Parity Lien Cap*" means, as of any date of determination, the sum of (1) the aggregate principal amount of the Notes issued on the Issue Date (excluding any Additional Notes) *plus* (2) the aggregate principal amount of Indebtedness permitted to be incurred pursuant to Section 4.09(b)(1), *plus* (3) after the Discharge of Parity Lien Obligations in respect of the Credit Agreement or in the event that the requisite amount of lenders under the Credit Agreement otherwise approve in writing, the amount of Parity Lien Debt that may be incurred by the Company or any of the Guarantors such that, after giving pro forma effect to such incurrence and the application of net proceeds therefrom, the Consolidated Secured Leverage Ratio would be no greater than 4.50 to 1.0 *plus* (4) after the Discharge of Parity Lien Obligations in respect of the Credit Agreement or in the event that the requisite amount of lenders under the Credit Agreement otherwise approve in writing, $15.0 million.

"*Investment*" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan or other extensions of credit (other than advances or extensions of credit to customers, suppliers, directors, officers or employees of any Person in the ordinary course of business, and excluding any debt or extension of credit represented by a bank deposit other than a time deposit) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or the Incurrence of a Guarantee of any obligation of, or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such other Persons and all other items that are or would be classified as investments on a balance sheet prepared on the basis of GAAP; *provided, however*, that endorsements of negotiable instruments and documents in the ordinary course of business will not be deemed to be an Investment. If the Company or any Restricted Subsidiary issues, sells or otherwise disposes of any Capital Stock of a Person that is a Restricted Subsidiary such that, after giving effect thereto, such Person is no longer a Restricted Subsidiary, any Investment by the Company or any Restricted Subsidiary in such Person remaining after giving effect thereto will be deemed to be a new Investment at such time.

For purposes of Section 4.07 and 4.19 hereof:

(1) "*Investment*" will include the portion (proportionate to the Company's equity interest in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary) of the fair market value of the net assets of such Restricted Subsidiary of the Company at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; *provided, however*, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company will be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary in an amount (if positive) equal to (a) the Company's "Investment" in such Subsidiary at the time of such redesignation less (b) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets (as conclusively determined by the Board of Directors of the Company in good faith) of such Subsidiary at the time that such Subsidiary is so re-designated a Restricted Subsidiary; and

(2) any property transferred to or from an Unrestricted Subsidiary will be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Company.

"*Investment Grade Status*" shall occur when the Notes receive both of the following:

(1) a rating of "BBB-" or higher from S&P; and

(2) a rating of "Baa3" or higher from Moody's;

or the equivalent of such rating by either such rating organization or, if no rating of Moody's or S&P then exists, the equivalent of such rating by any other Nationally Recognized Statistical Ratings Organization.

"*Issue Date*" means April 17, 2015.

"*Leaseholds*" of any Person shall mean all the right, title and interest of such Person as lessee or licensee in, to and under leases or licenses of land, improvements and/or fixtures.

"*Legal Holiday*" means a Saturday, a Sunday or a day on which banking institutions in the City of New York or at a place of payment are authorized by law, regulation or executive order to remain closed. If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue on such payment for the intervening period.

"*Leverage Ratio*" as of any date of determination, means the ratio of:

(1) Consolidated Net Total Indebtedness of the Company and its Restricted Subsidiaries at the time of determination, to

(2) the Company's Consolidated Cash Flow for the most recently ended four full fiscal quarters for which financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur;

provided, however, that:

(a)   if the Company or any Restricted Subsidiary has Incurred, repaid, repurchased, redeemed, retired, defeased or otherwise discharged any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Leverage Ratio involves an Incurrence, repayment, repurchase, redemption, retirement, defeasement or other discharge of Indebtedness, Indebtedness at the end of such period, Consolidated Cash Flow and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such Incurrence, repayment, repurchase, redemption, retirement, defeasement or other discharge of Indebtedness as if such Indebtedness had been Incurred or repaid, repurchased, redeemed, retired, defeased or otherwise discharged on the first day of such period; *provided, however*, that the pro forma calculation shall not give effect to any Indebtedness Incurred on such date of determination pursuant to the provisions of Section 4.09(b) hereof (other than Section 4.09(b)(6)):

(b)   if since the beginning of such period the Company or any Restricted Subsidiary will have made any Asset Disposition or disposed of or discontinued any company, division, operating unit, segment, business, group of related assets or line of business or if the transaction giving rise to the need to calculate the Leverage Ratio includes such an Asset Disposition, Consolidated Cash Flow, Consolidated Interest Expense and Indebtedness for such period will be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Asset Disposition, sale or discontinuation occurred on the first day of such period.

(c)   if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) will have made an Investment in any Restricted Subsidiary (or any Person that becomes a Restricted Subsidiary or is merged with or into the Company or a Restricted Subsidiary), or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of a company, division, operating unit, segment, business or group of related assets or line of business or entered a new or otherwise amended the terms of any affiliation agreement prior to the date that is the six-month anniversary of the Issue Date providing for the transmission or distribution of content from TV One (including the Affiliation Agreement), Consolidated Cash Flow, Consolidated Interest Expense and Indebtedness for such period will be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment, execution or acquisition occurred on the first day of such period; and

(d)   if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) will have Incurred any Indebtedness or discharged any Indebtedness or made any disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (a), (b) or (c) above if made by the Company or a Restricted Subsidiary during such period, Consolidated Cash Flow, Consolidated Interest Expense and Indebtedness for such period will be calculated after giving pro forma effect thereto as if such transaction occurred on the first day of such period.

The pro forma calculations will be determined in good faith by a responsible financial or accounting Officer of the Company (and may include the reductions in net costs and expenses or other operating improvements that are reasonably identifiable and factually supportable resulting from such transaction which is being given pro forma effect that have been realized or are reasonably anticipated by such responsible financial or accounting Officer to be realized within 18 months after the date of such transaction). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness will be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any interest rate agreement applicable to such Indebtedness).

"*License*" shall mean as to any Person, any license, permit, certificate of need, authorization, certification, accreditation, franchise, approval, or grant of rights by any Governmental Authority or other Person necessary or appropriate for such Person to own, maintain, or operate its business or property, including FCC Licenses. "License" shall not include licenses with respect to intellectual property.

"*Lien*" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

"*Lien Sharing and Priority Confirmation*" means:

(1) as to any Series of Parity Lien Debt, the written agreement of the Parity Lien Representative of such Series of Parity Lien Debt and holders of such Series of Parity Lien Debt or as set forth in the indenture, credit agreement or other agreement governing such Series of Parity Lien Debt, for the benefit of all holders of Parity Lien Debt, all holders of ABL Debt, the ABL Collateral Agent and each then present or future Parity Lien Representative:

(a) that all Parity Lien Obligations will be and are secured equally and ratably by all Parity Liens at any time granted by the Company or any Guarantor to secure any Obligations in respect of such Series of Parity Lien Debt, whether or not upon property otherwise constituting Collateral, and that all such Parity Liens will be enforceable by the applicable Parity Lien Representative for the benefit of all holders of Parity Lien Obligations equally and ratably;

(b) that the holders of Obligations in respect of such Series of Parity Lien Debt are bound by the provisions of the intercreditor agreements, including the provisions relating to the ranking of Parity Liens and the order of application of proceeds from enforcement of Parity Liens; and

(c) consenting to the terms of the intercreditor agreements and the applicable representative's performance of, and directing the applicable representative to perform, its obligations under the intercreditor agreements; and

(2) as to the ABL Debt, the written agreement of the collateral agent or other representative with respect to the ABL Debt, the holders of the ABL Debt or as set forth in the credit agreement, indenture or other agreement governing the ABL Debt, for the benefit of all holders of Parity Lien Debt, all holders of ABL Debt, the ABL Collateral Agent and each then present or future Parity Lien Representative, that the holders of Obligations in respect of the ABL Debt are bound by the provisions of the ABL Intercreditor Agreement.

"*Management Advances*" means loans or advances made to, or Guarantees with respect to loans or advances made to, directors, officers, employees or consultants of any Parent Company, the Company or any Restricted Subsidiary:

(1) (a) in respect of travel, entertainment or moving related expenses Incurred in the ordinary course of business or (b) for purposes of funding any such Person's purchase of Capital Stock (or similar obligations) of the Company, its Subsidiaries or any Parent Company with (in the case of this subclause (b)) the approval of the Board of Directors;

(2) in respect of moving related expenses Incurred in connection with any closing or consolidation of any facility or office; or

(3) not exceeding $1.0 million in the aggregate outstanding at any time.

"*Moody's*" means Moody's Investors Service, Inc. or any of its successors or assigns that is a Nationally Recognized Statistical Rating Organization.

"*National Harbor Project*" means MGM Resorts International's proposed National Harbor Resort Hotel Casino project in Prince George's County, Maryland.

"*Nationally Recognized Statistical Rating Organization*" means a nationally recognized statistical rating organization within the meaning of Rule 436 under the Securities Act.

"*Net Available Cash*" from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and net proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of:

(1) all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses Incurred, and all Taxes, paid or reasonably estimated to be required to be paid or accrued as a liability under GAAP (after taking into account any otherwise available tax credits or deductions of the Company (or any of their Subsidiaries) and any tax sharing agreements), as a consequence of such Asset Disposition;

(2) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets (other than Liens or the Collateral securing the Credit Agreement), or which by applicable law be repaid out of the proceeds from such Asset Disposition;

(3) all distributions and other payments required to be made to minority interest holders (other than any Parent Company, the Company or any of its respective Subsidiaries) in Subsidiaries or joint ventures as a result of such Asset Disposition; and

(4) the deduction of appropriate amounts required to be provided by the seller as a reserve, on the basis of GAAP, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition.

"*Net Cash Proceeds*," with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually Incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements).

"*Non-Guarantor*" means any Restricted Subsidiary that is not a Guarantor.

"*Non-U.S. Person*" means a Person who is not a U.S. Person.

"*Note Documents*" means the Notes (including Additional Notes), the Guarantees, this Indenture and the Security Documents.

"*Note Guarantee*" means the Guarantee by each Guarantor of the Company's obligations under this Indenture and the Notes, executed pursuant to the provisions of this Indenture.

"*Notes Obligations*" means Obligations in respect of the Notes and the Indenture, including for the avoidance of doubt, Obligations in respect of guarantees thereof.

"*Notes Priority Collateral*" means all assets of the Company and the Guarantors other than (a) the Excluded Assets and (b) the ABL Priority Collateral.

"*Notes*" has the meaning assigned to it in the preamble to this Indenture. The Initial Notes and the Additional Notes shall be treated as a single class for all purposes under this Indenture, and unless the context otherwise requires, all references to the Notes shall include the Initial Notes and any Additional Notes.

"*Obligations*" means any principal, premium, if any, interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization, whether or not a claim for post-filing interest is allowed in such proceeding), penalties, fees, charges, expenses, indemnifications, reimbursement obligations, damages, guarantees, and other liabilities or amounts payable under the documentation governing any Indebtedness or in respect thereto.

"*Offering Circular*" means the Company's offering circular dated April 2, 2015 relating to the offering of the Initial Notes.

"*Officer*" means, with respect to any Person, (1) the Chairman of the Board of Directors, the Chief Executive Officer, the President, the Chief Administrative Officer, the Chief Operating Officer, the Chief Financial Officer, the Treasurer or any Assistant Treasurer, the Controller, the Secretary or any Vice President (a) of such Person or (b) if such Person is owned or managed by a single entity, of such entity, or (2) any other individual designated as an "Officer" for the purposes of this Indenture by the Board of Directors of such Person.

"*Officer's Certificate*" means, with respect to any Person, a certificate signed by one Officer of such Person.

"*Opinion of Counsel*" means a written opinion from legal counsel satisfactory to the Trustee. The counsel may be an employee of or counsel to the Company or its Subsidiaries.

"*Parent Company*" means any Person that owns, directly or indirectly, 100% of the outstanding Equity Interests of the Company.

"*Pari Passu Indebtedness*" means Indebtedness of the Company which ranks equally in right of payment to the Notes or any Guarantor if such Guarantee ranks equally in right of payment to the Guarantees of the Notes.

"*Parity Lien*" means a Lien granted under or pursuant to a Parity Lien Document, at any time, upon any property of the Company or any Guarantor to secure Parity Lien Obligations.

"*Parity Lien Claimholders*" means, at any relevant time, the holders of Parity Lien Obligations at that time, including the holders of the Notes, the lenders under the Credit Agreement, the holders of other Parity Lien Debt, the Parity Debt Collateral Agents, the Trustee, the Notes Collateral Agent, the administrative agent under the Credit Agreement and any other Parity Lien Representative, under the Parity Lien Documents.

"*Parity Lien Debt*" means:

(1) the Notes initially issued by the Company under this Indenture together with the related Note Guarantees thereof;

(2) any Additional Notes under this Indenture if the issuance thereof is permitted by each Secured Document;

(3) the loans initially made by the lenders under the Credit Agreement, plus any additional loans made by the lenders under the Credit Agreement after the Issue Date in accordance with the provisions of the Credit Agreement as in effect on the date hereof, in each case together with the related guarantees thereof,

(4) additional notes issued under any indenture or other Indebtedness (including letters of credit and reimbursement obligations with respect thereto) of the Company under any Additional Parity Lien Debt Facility that was permitted to be Incurred and so secured under each Secured Document, and guarantees (including Note Guarantees) thereof; *provided*, in the case of any additional notes, guarantees or other Indebtedness referred to in this clause (4), that:

(a) on or before the date on which such additional notes are issued or Indebtedness is incurred by the Company or guarantees Incurred by such Guarantor or the Company, such additional notes, guarantees or other Indebtedness, as applicable, is designated by the Company, in an Officer's Certificate delivered to the Trustee, as "Parity Lien Debt" for the purposes of this Indenture; *provided* that no Indebtedness may be designated as both ABL Debt and Parity Lien Debt;

(b) such additional notes, guarantees or other Indebtedness is governed by an indenture or a credit agreement, as applicable, or other agreement that provides that the Liens securing such Obligations are shared equally and ratably among Holders of Parity Lien Debt (unless the Notes have been discharged); and

(c) all requirements set forth in the intercreditor agreements as to the confirmation, grant or perfection of the Lien to secure such additional notes, guarantees or other Indebtedness or Obligations in respect thereof are satisfied (and the satisfaction of such requirements and the other provisions of this clause (c) will be conclusively established for purposes of this Indenture if the Company delivers to the Applicable Parity Lien Representative and the ABL Collateral Agent an additional secured debt designation stating that such requirements and other provisions have been satisfied and that such notes, guarantees or other Indebtedness is "Parity Lien Debt"); and

(5) Hedging Obligations of the Company or any Guarantor Incurred in accordance with the terms of this Indenture; *provided* that:

(a) on or before or within thirty (30) days after the date on which such Hedging Obligations are Incurred by the Company or such Guarantor (or on or within thirty (30) days after the date of this Indenture for Hedging Obligations in existence on the date of this Indenture), such Hedging Obligations are designated by the Company in an Officer's Certificate delivered to the Trustee, as "Parity Lien Debt" for the purposes of this Indenture;

(b) the counterparty in respect of such Hedging Obligations, in its capacity as a holder or beneficiary of such Parity Lien, executes and delivers a joinder to the intercreditor agreements in accordance with the terms thereof or otherwise becomes subject to the terms of the intercreditor agreements; and

(c) all other requirements set forth in the intercreditor agreements have been complied with (and the satisfaction of such requirements will be conclusively established for purposes of this Indenture if the Company delivers to the Applicable Parity Lien Representative and the ABL Collateral Agent an additional secured debt designation stating that such requirements and other provisions have been satisfied and that such Hedging Obligations are "Parity Lien Debt");

provided that if the aggregate principal amount of the Indebtedness outstanding under clauses (1), (2), (3), (4) and (5) exceeds the Intercreditor Parity Lien Cap, only that portion of the principal amount of the Debt up to the Intercreditor Parity Lien Cap shall constitute Parity Lien Debt under the intercreditor agreement and only interest and reimbursement obligations in respect of the principal amount of Intercreditor Parity Lien Debt so included shall constitute Parity Lien Debt; *provided*, *however*, that notwithstanding the foregoing, if at the time of incurrence such Indebtedness constitutes Parity Lien Debt, any subsequent reduction in the Parity Lien Cap shall not cause such outstanding Indebtedness to cease to be deemed Parity Lien Debt for purposes of the intercreditor agreements. For the avoidance of doubt, any Indebtedness not constituting Parity Lien Debt, and any interest or reimbursement obligation in respect thereof, shall not constitute Parity Lien Obligations; *provided*, *further*, no additional Indebtedness incurred after the Issue Date under clauses (2), (4) and (5) above shall constitute "Parity Lien Debt" hereunder unless it is permitted to be incurred by the Company and/or the applicable Guarantor under the Secured Documents then in effect (including, as applicable, this Indenture).

"*Parity Lien Documents*" means the Note Documents, the "Credit Documents" as defined in the Credit Agreement and any additional indenture, credit facility or other agreement pursuant to which any Parity Lien Debt is Incurred and the security documentation related thereto (other than any security documentation that does not secure Parity Lien Obligations), as each may be amended, supplemented or otherwise modified in accordance with the terms of the Intercreditor Agreements.

"*Parity Lien Intercreditor Agreement*" means an intercreditor agreement, substantially in the form attached to this Indenture as Exhibit G and with such changes, amendments or modifications that are not materially adverse to noteholders, which agreement will govern the rights as among the Parity Lien Representatives in the Collateral.

"*Parity Lien Obligations*" means Parity Lien Debt and all other Obligations in respect thereof. Notwithstanding the foregoing, if the aggregate principal amount of Indebtedness for borrowed money constituting principal outstanding under the Parity Lien Documents is in excess of the Intercreditor Parity Lien Cap at the time such Indebtedness is incurred, then only that portion of such Indebtedness equal to the Intercreditor Parity Lien Cap at the time such Indebtedness is incurred shall be included in Parity Lien Obligations and interest and reimbursement obligations with respect to such Indebtedness shall only constitute Parity Lien Obligations to the extent related to Indebtedness included in the Parity Lien Obligations. "Parity Lien Obligations" shall include all interest accrued or accruing (or which would, absent commencement of an Insolvency or Liquidation Proceeding, accrue) after commencement of an Insolvency or Liquidation Proceeding in accordance with the rate specified in the relevant Parity Lien Document whether or not the claim for such interest is allowed in such Insolvency or Liquidation Proceeding.

"*Parity Lien Representative*" means (1) the Trustee, in the case of the Notes, (2) the administrative agent under the Credit Agreement, in the case of the Credit Agreement and the obligations thereunder or (3) in the case of any other Series of Parity Lien Debt, the trustee, agent or representative of the holders of such Series of Parity Lien Debt who is appointed as a representative of such Series of Parity Lien Debt (for purposes related to the administration of the security documentation) pursuant to the indenture, credit agreement or other agreement governing such Series of Parity Lien Debt, in each case, together with any successor thereto and "Parity Lien Representatives" shall mean, collectively, each Parity Lien Representative. In the event that there is more than one Parity Lien Representative, such Parity Lien Representatives shall enter into a Parity Lien Intercreditor Agreement.

"*Participant*" means, with respect to the Depositary, Euroclear or Clearstream, a Person who has an account with the Depositary, Euroclear or Clearstream, respectively (and, with respect to DTC, shall include Euroclear and Clearstream).

"*Permitted Asset Swap*" means the concurrent purchase and sale or exchange of assets used or useful in a Permitted Business or a combination of such assets and cash, Cash Equivalents between the Company or any of its Restricted Subsidiaries and another Person; provided that any cash or Cash Equivalents received in excess of the value of any cash or Cash Equivalents sold or exchanged must be applied in accordance with Section 4.10 hereof; *provided further* that the assets received are pledged as Collateral to the extent required by the Security Documents (except to the extent the Lien thereon is released by the lenders under the Credit Agreement) to the extent that the assets disposed of constituted Collateral.

"*Permitted Business*" means any business engaged in by the Company and its Restricted Subsidiaries as of the Issue Date or any business reasonably related, ancillary, supportive or complementary thereto (including, without limitation, any media or entertainment related business), in each case, as determined in good faith by the Board of Directors of the Company.

"*Permitted Group*" means any investor that is a Beneficial Owner of Voting Stock of the Company or any Parent Company and that is also a party to a stockholders' agreement with any of the Principals or their Related Parties and any group of investors that is deemed to be a "person" (as that term is used in Section 13(d)(3) of the Exchange Act) by virtue of any such stockholders' agreement; provided that the Principals and their Related Parties continue to collectively Beneficially Own, directly or indirectly, at all times more than 50% of the Voting Stock of the Company or Parent Company, as applicable, and the ability to elect a majority of the members of the Board of Directors of the Company or Parent Company (without giving effect to any Voting Stock that may be deemed to be beneficially owned by the Principals and their Related Parties pursuant to Rule 13d-3 or 13d-5 under the Exchange Act).

"*Permitted Investment*" means (in each case, by the Company or any of its Restricted Subsidiaries):

      (1) Investments in (a) a Restricted Subsidiary (including the Capital Stock of a Restricted Subsidiary) or the Company or (b) a Person (including the Capital Stock of any such Person) that will, upon the making of such Investment, become a Restricted Subsidiary;

      (2) Investments in another Person if such Person is engaged in any Permitted Business and as a result of such Investment such other Person is merged, consolidated or otherwise combined with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary;

      (3) Investments in cash, Cash Equivalents;

      (4) Investments in receivables owing to the Company or any Restricted Subsidiary created or acquired in the ordinary course of business;

      (5) Investments in payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

      (6) Management Advances;

      (7) Investments received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary, or as a result of foreclosure, perfection or enforcement of any Lien, or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement including upon the bankruptcy or insolvency of a debtor or otherwise with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

      (8) Investments made as a result of the receipt of non-cash consideration from a sale or other disposition of property or assets, including an Asset Disposition;

      (9) Investments existing or pursuant to agreements or arrangements in effect on the Issue Date and any modification, replacement, renewal or extension thereof; provided that the amount of any such Investment may not be increased except (a) as required by the terms of such Investment as in existence on the Issue Date or (b) as otherwise permitted under this Indenture;

      (10) Hedging Obligations, which transactions or obligations are Incurred in compliance with Section 4.09 hereof;

      (11) pledges or deposits with respect to leases or utilities provided to third parties in the ordinary course of business or Liens otherwise described in the definition of "Permitted Liens" or made in connection with Liens permitted by Section 4.12 hereof;

      (12) any Investment to the extent made using Capital Stock of the Company (other than Disqualified Stock) or Capital Stock of any Parent Company as consideration;

      (13) any transaction to the extent constituting an Investment that is permitted and made in accordance with Section 4.11(b) hereof (except those described in clauses (1), (3), (6), (7), (8) and (11) thereof);

      (14) Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or licenses or leases of intellectual property, in any case, in the ordinary course of business and in accordance with this Indenture;

      (15) (i) Guarantees not prohibited by Section 4.09 hereof and (other than with respect to Indebtedness) guarantees, keepwells and similar arrangements in the ordinary course of business, and (ii) performance guarantees with respect to obligations Incurred by the Company or any of its Restricted Subsidiaries that are permitted by this Indenture;

      (16) Investments consisting of earnest money deposits required in connection with a purchase agreement, or letter of intent, or other acquisitions to the extent not otherwise prohibited by this Indenture;

      (17) Investments of a Restricted Subsidiary acquired after the Issue Date or of an entity merged into the Company or merged into or consolidated with a Restricted Subsidiary after the Issue Date to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger or consolidation and were in existence on the date of such acquisition, merger or consolidation;

(18) Investments consisting of licensing of intellectual property pursuant to joint marketing arrangements with other Persons;

(19) contributions to a "rabbi" trust for the benefit of employees or other grantor trust subject to claims of creditors in the case of a bankruptcy of the Company;

(20) Investments in support of or in connection with the National Harbor Project in an amount not to exceed $35.0 million;

(21) Investments in joint ventures in an aggregate amount, taken together with all other Investments made pursuant to this clause (21) that are at the time outstanding, not to exceed $15.0 million; and

(22) additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (22) that are at that time outstanding, not to exceed $15.0 million (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value) plus the amount of any distributions, dividends, payments or other returns in respect of such Investments (without duplication for purposes of Section 4.07 hereof of any amounts applied pursuant to clause (C) of Section 4.07(a)); *provided* that if such Investment is in Capital Stock of a Person that subsequently becomes a Restricted Subsidiary, such Investment shall thereafter be deemed permitted under clause (1) or (2) above and shall not be included as having been made pursuant to this clause (22).

"*Permitted Liens*" means:

(1) Liens securing Indebtedness (including additional Parity Lien Obligations) incurred pursuant to Section 4.09(b)(1), and all other Obligations related to such Indebtedness;

(2) Liens in favor of the Company or the Guarantors;

(3) Liens on property or assets of a Person existing at the time such Person is merged with or into or consolidated with the Company or a Restricted Subsidiary or on property or assets acquired by the Company or any Restricted Subsidiary (and in each case not created or incurred in anticipation of such transaction), including Liens securing Acquired Indebtedness permitted to be incurred pursuant to Section 4.09(b)(6) hereof; *provided* that such Liens are not extended to the property and assets of the Company and its Restricted Subsidiaries other than the property or assets acquired;

(4) Liens to secure Capitalized Lease Obligations, mortgage financings or purchase money debt permitted to be incurred pursuant to Section 4.09(b)(8) hereof covering only the assets financed by or acquired with such Indebtedness (and the proceeds thereof);

(5) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6) Liens existing on the Issue Date (other than Liens permitted under clause (1) above and (15) below);

(7) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

(8) Liens securing Permitted Refinancing Indebtedness incurred to refinance Indebtedness that was previously so secured; provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, was required to secure and under this Indenture was permitted to secure) the Indebtedness being refinanced;

(9) any Lien incurred in the ordinary course of business incidental to the conduct of the business of the Company or the Restricted Subsidiaries or the ownership of their property (including (a) easements, rights of way and similar encumbrances or zoning or similar restrictions which do not individually or in the aggregate materially adversely affect the value of such property or materially impair the operation of the business of the Company or any Subsidiary, (b) rights or title of lessors under leases (other than Capitalized Lease Obligations), (c) rights of collecting banks having rights of setoff, revocation, refund or chargeback with respect to money or instruments of the Company or the Restricted Subsidiaries on deposit with or in the possession of such banks, (d) Liens imposed by law for sums not yet due or the validity of which are being contested in good faith by appropriate proceedings, promptly instituted and diligently conducted and which proceedings have the effect of preventing the forfeiture or sale of the property or assets subject to any such Lien, and for which adequate reserves have been established to the extent required by GAAP, including Liens under workers' compensation or similar legislation and mechanics', carriers', warehousemen's, materialmen's, suppliers' and vendors' Liens, (e) Liens arising under licensing agreements and (f) Liens incurred to secure performance of obligations with respect to statutory or regulatory requirements, worker's compensation, performance or return of money bonds, surety bonds or other obligations of a like nature and incurred in a manner consistent with industry practice);

(10) Liens for taxes, assessments and governmental charges not yet due or the validity of which are being contested in good faith by appropriate proceedings, promptly instituted and diligently conducted and which proceedings have the effect of preventing the forfeiture or sale of the property or assets subject to any such Lien, and for which adequate reserves have been established to the extent required by GAAP as in effect at such time;

(11) any Lien (including put and call arrangements) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(12) Liens securing judgments not constituting a Default or an Event of Default;

(13) Liens on cash, Cash Equivalents or other property arising in connection with the defeasance or discharge of Indebtedness; provided that such defeasance or discharge is not prohibited by this Indenture;

(14) Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company with respect to Indebtedness that does not exceed $15.0 million at any one time outstanding (including additional Parity Lien Obligations and first priority Liens on ABL Priority Collateral and second priority Liens on Notes Collateral;

(15) Liens Incurred to secure additional Parity Lien Obligations in respect of any Indebtedness permitted to be Incurred pursuant to Section 4.09 hereof; *provided* that, with respect to liens securing additional Parity Lien Obligations permitted under this clause (15), at the time of Incurrence and after giving pro forma effect thereto, the Consolidated Secured Leverage Ratio would be no greater than 4.50 to 1.0; and

(16) first priority Liens on ABL Priority Collateral and second priority Liens on Notes Collateral securing Indebtedness incurred pursuant to clause (2) of the second paragraph of Section 4.09 hereof, and all other Obligations related to such Indebtedness.

"*Person*" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision thereof or any other entity.

"*Preferred Stock*," as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

"*Principal*" means Catherine L. Hughes and Alfred C. Liggins, III.

"*Private Placement Legend*" means the legend set forth in Section 2.06(f)(1) hereof to be placed on all Notes issued under this Indenture except where otherwise permitted by the provisions of this Indenture.

"*Purchase Agreement*" means that Unit Purchase Agreement, dated as of February 11, 2015, by and among the Company, ROCH, TV One and Comcast Programming Ventures V, LLC ("Comcast") providing for the acquisition by ROCH of all of Comcast's Equity Interests in TV One, as may be amended from time to time.

"*Purchase Money Obligations*" means any Indebtedness Incurred to finance or refinance the acquisition, leasing, construction or improvement of property (real or personal) or assets (including Capital Stock), and whether acquired through the direct acquisition of such property or assets or the acquisition of the Capital Stock of any Person owning such property or assets, or otherwise.

"*QIB*" means a "qualified institutional buyer" as defined in Rule 144A.

"*Refinance*" means refinance, refund, replace, renew, repay, modify, restate, defer, substitute, supplement, reissue, resell, extend or increase (including pursuant to any defeasance or discharge mechanism) and the terms "refinances," "refinanced" and "refinancing" as used for any purpose in this Indenture shall have a correlative meaning.

"*Refinancing Indebtedness*" means Indebtedness that is Incurred to refund, refinance, replace, exchange, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) any Indebtedness existing on the Issue Date or Incurred in compliance with this Indenture (including Indebtedness of the Company that refinances Indebtedness of any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of the Company or another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness including, in each case, Indebtedness Incurred to pay fees, underwriting discounts, premiums and other costs and expenses Incurred in connection with such refinancing; *provided, however*, that:

(1) if the Indebtedness being refinanced constitutes Subordinated Indebtedness, the Refinancing Indebtedness has a final Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred that is the same as or greater than the final Weighted Average Life to Maturity of the Indebtedness being refinanced or, if less, the Notes and such Refinancing Indebtedness is subordinated to the Notes on terms at least as favorable to the Holders as those contained in the documentation governing the Indebtedness being refinanced; and

(2) shall not include:

(a) Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Company that is not a Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of the Company or a Guarantor; or

(b) Indebtedness, Disqualified Stock or Preferred Stock of the Company or a Restricted Subsidiary that refinances Indebtedness, Disqualified Stock or Preferred Stock of an Unrestricted Subsidiary.

Refinancing Indebtedness in respect of any Credit Facility or any other Indebtedness may be Incurred from time to time after the termination, discharge or repayment of any such Credit Facility or other Indebtedness.

"*Regulation S*" means Regulation S promulgated under the Securities Act.

"*Regulation S Global Note*" means a Global Note substantially in the form of Exhibit A hereto bearing the Global Note Legend and the Private Placement Legend and deposited with or on behalf of and registered in the name of the Depositary or its nominee, issued in a denomination equal to the outstanding principal amount of the Notes sold in reliance on Rule 903 of Regulation S.

"*Related Party*" means:

(1) any 80% (or more) owned Subsidiary or immediate family member of any Principal; or

(2) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons Beneficially Owning an 80% or more controlling interest of such entit(ies) consists of any one or more Principals and/or such other Persons referred to in the immediately preceding clause (1).

"*Responsible Officer*," when used with respect to the Trustee, means any officer within the Corporate Trust Administration of the Trustee (or any successor group of the Trustee) or any other officer of the Trustee customarily performing functions similar to those performed by any of the above designated officers and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Indenture.

"*Restricted*" means, when referring to cash or Cash Equivalents of the Company or any of its Restricted Subsidiaries, that such cash or Cash Equivalents (i) appears (or would be required to appear) as "restricted" on a consolidated balance sheet of the Company or of any such Restricted Subsidiary or (ii) are subject to any Lien (other than inchoate or banker's Liens).

"*Restricted Definitive Note*" means a Definitive Note bearing the Private Placement Legend.

"*Restricted Global Note*" means a Global Note bearing the Private Placement Legend.

"*Restricted Investment*" means any Investment other than a Permitted Investment.

"*Restricted Subsidiary*" means any Subsidiary of the Company other than an Unrestricted Subsidiary.

"*ROCH*" means Radio One Cable Holdings, LLC, a Delaware limited liability company, and any successor entity.

"*Rule 144*" means Rule 144 promulgated under the Securities Act.

"*Rule 144A*" means Rule 144A promulgated under the Securities Act.

"*Rule 903*" means Rule 903 promulgated under the Securities Act.

"*Rule 904*" means Rule 904 promulgated under the Securities Act.

"*S&P*" means Standard & Poor's Investors Ratings Services or any of its successors or assigns that is a Nationally Recognized Statistical Rating Organization.

"*Sale and Leaseback Transaction*" means any arrangement providing for the leasing by the Company or any of its Restricted Subsidiaries of any real or tangible personal property, which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to a third Person in contemplation of such leasing.

"*SEC*" means the U.S. Securities and Exchange Commission or any successor thereto.

"*Secured Indebtedness*" means any Indebtedness secured by a Lien.

"*Secured Documents*" means the Parity Lien Documents and the ABL Loan Documents.

"*Security Documents*" means the ABL Intercreditor Agreement, the Parity Lien Intercreditor Agreement, each Lien Sharing and Priority Confirmation, and all security agreements, pledge agreements, mortgages, deeds to secure debt, deeds of trust, collateral assignments, collateral agency agreements, debentures, control agreements or other grants or transfers for security executed and delivered by the Company or any Guarantor creating (or purporting to create) a Lien upon Collateral in favor of the Trustee or a collateral agent, in each case, as amended, modified, renewed, restated or replaced, in whole or in part, from time to time, in accordance with its terms and the provisions described in Sections 9.01 and 9.02 of this Indenture.

"*Securities Act*" means the U.S. Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder, as amended.

"*Series of Parity Lien Debt*" means, severally, the Notes and any additional notes, any Credit Facility (other than the ABL Credit Facility) or other Indebtedness or Hedging Obligations that constitutes Parity Lien Debt. All Parity Lien Obligations secured under the same Secured Document shall constitute a single Series of Parity Lien Debt.

"*Significant Subsidiary*" means any Restricted Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the Issue Date.

"*Stated Maturity*" means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

"*Station*" shall mean a radio or television station operated to broadcast commercial radio or television programming over signals within a specified geographic area.

"*Subordinated Indebtedness*" means, with respect to any Person, any Indebtedness (whether outstanding on the Issue Date or thereafter Incurred) which is expressly subordinated in right of payment to, in the case of the Company, the Notes or, in the case of a Guarantor, the Note Guarantee of such Guarantor, pursuant to a written agreement to that effect, including the Existing Subordinated Notes.

"*Subsidiary*" means, with respect to any Person:

(1) any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof; or

(2) any partnership, joint venture, limited liability company or similar entity of which:

(a) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership interests or otherwise; and

(b) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

"*Taxes*" means all present and future taxes, levies, imposts, deductions, charges, duties and withholdings and any charges of a similar nature (including interest, penalties and other liabilities with respect thereto) that are imposed by any government or other taxing authority.

"*TIA*" means the Trust Indenture Act of 1939 as in force at the date as of which this instrument was executed; *provided*, *however*, that in the event the Trust Indenture Act of 1939 is amended after such date, "Trust Indenture Act" means, to the extent required by any such amendment, the Trust Indenture Act of 1939 as so amended.

"*Total Assets*" mean, as of any date, the total consolidated assets of the Company and its Restricted Subsidiaries on a consolidated basis, as shown on the most recent consolidated balance sheet of the Company and its Restricted Subsidiaries, determined on a pro forma basis in a manner consistent with the pro forma basis contained in the definition of Leverage Ratio.

"*Transactions*" mean collectively all transactions and other actions undertaken by or on behalf of the Company or any of its Restricted Subsidiaries to effect the following: (i) the offering and sale of the Notes; (ii) the execution of and the related borrowings under the Credit Agreement; (iii) the acquisition of Equity Interests in TV One by ROCH pursuant to the terms of the Purchase Agreement, including the issuance of the Comcast Note and the execution of the Affiliation Agreement; (iv) the repayment all of the outstanding TV One Notes and termination of the related indenture; (v) the repayment of all outstanding borrowings under the Company's senior secured credit agreement, dated as of March 11, 2011, as amended and termination of such agreement; (vi) the amendment to the indenture relating to the 9.25% Notes and the payment of the consent fee related thereto; (vii) the execution of all related and ancillary documents, certificates, instruments and other agreements in connection with any of the foregoing transactions; and (viii) the payment of all costs, fees and expenses incurred in connection with the foregoing transactions.

"*Treasury Rate*" means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two Business Days (but not more than five Business Days) prior to the redemption date (or, if such statistical release is not so published or available, any publicly available source of similar market data selected by the Company in good faith)) most nearly equal to the period from the redemption date to April 15, 2018; *provided, however*, that if the period from the redemption date to April 15, 2018 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to such applicable date is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

"*TV One*" means TV One, LLC, a Delaware limited liability company, and any successor entity (including by way of merger, consolidation or transfer of all or substantially all of the assets of TV One and its Subsidiaries, if any, taken as a whole).

"*TV One Notes*" means the 10.0% senior secured notes due 2016 originally issued by TV One and TV One Capital Corp., a wholly owned subsidiary of TV One, on February 25, 2011.

"*Unrestricted*" means, when referring to cash or Cash Equivalents of the Company or any of its Restricted Subsidiaries, that such cash or Cash Equivalents are not Restricted.

"*Unrestricted Subsidiary*" means:

(1) any Subsidiary of the Company that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

(a) has no Indebtedness other than Non-Recourse Debt;

(b) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

(c) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (i) to subscribe for additional Equity Interests or (ii) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

(d) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries; and

(2) any Subsidiary of an Unrestricted Subsidiary.

Any future designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the Trustee by filing with the Trustee the board resolution giving effect to such designation and an Officer's Certificate certifying that such designation complied with the preceding conditions and was permitted by Section 4.07 hereof. If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary then such Unrestricted Subsidiary will thereafter cease to be an Unrestricted Subsidiary for all purposes of this Indenture, including that any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and any Lien of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of such date, and if such Indebtedness is not permitted to be incurred as of such date pursuant to Section 4.09 hereof or such Lien is not permitted to be incurred as of such date under the provisions of Section 4.12 hereof then, in either case, the Company will be in default of such covenant.

"*U.S. Government Obligations*" means securities that are (1) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depositary receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depositary receipt.

"*U.S. Person*" means a U.S. Person as defined in Rule 902(k) promulgated under the Securities Act.

"*Voting Stock*" of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled to vote in the election of directors.

"*Weighted Average Life to Maturity*" means, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing:

(1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment, by

(2) the sum of all such payments.

"*Wholly Owned Domestic Subsidiary*" means a Domestic Subsidiary of the Company, all of the Capital Stock of which is owned by the Company or a Guarantor.

"*Wholly Owned Restricted Subsidiary*" means any Restricted Subsidiary in which 90% or more of the outstanding Equity Interests (other than directors' qualifying shares and shares issued to foreign nationals under applicable law) are owned by the Company or another Wholly Owned Restricted Subsidiary of the Company and any other outstanding Equity Interests are owned by officers, directors or employees of such Restricted Subsidiary.

26

Section 1.02 Other Definitions.

Term	Defined in Section
"Affiliate Transaction"	4.11
"Asset Disposition Offer"	3.09
"Authentication Order"	2.02
"Change of Control Offer"	4.15
"Change of Control Payment"	4.15
"Change of Control Payment Date"	4.15
"Covenant Defeasance"	8.03
"DTC"	2.03
"Event of Default"	6.01
"Excess Proceeds"	4.10
"Initial Agreement"	4.08
"Initial Default"	6.01
"Initial Lien"	4.12
"Initial Mortgage Property"	10.10
"Legal Defeasance"	8.02
"Offer Amount"	3.09
"Offer Period"	3.09
"Paying Agent"	2.03
"Permitted Indebtedness"	4.09
"Payment Blockage Notice"	10.03
"payment default"	6.01
"Permitted Payments"	4.07
"Purchase Date"	3.09
"Registrar"	2.03
"Required Reports"	4.03
"Required Filing Dates"	4.03
"Restricted Payments"	4.07
"Reversion Date"	4.20
"Successor Company"	5.01
"Suspended Covenants"	4.20
"Suspension Period"	4.20
"USA Patriot Act"	9.13

Section 1.03 Rules of Construction.

Unless the context otherwise requires:

(1) a term has the meaning assigned to it;

(2) an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;

(3) "or" is not exclusive;

(4) "including" is not limiting;

(5) words in the singular include the plural, and in the plural include the singular;

(6) "will" shall be interpreted to express a command;

(7) provisions apply to successive events and transactions; and

(8) references to sections of or rules under the Securities Act will be deemed to include substitute, replacement of successor sections or rules adopted by the SEC from time to time.

ARTICLE 2

THE NOTES

Section 2.01 Form and Dating.

(a) General. The Notes and the Trustee's certificate of authentication will be substantially in the form of Exhibit A hereto. The Notes may have notations, legends or endorsements required by law, stock exchange rule or usage. Each Note will be dated the date of its authentication. The Notes shall be in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The terms and provisions contained in the Notes will constitute, and are hereby expressly made, a part of this Indenture and the Company, the Guarantors and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of any Note conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

(b) Global Notes. Notes issued in global form will be substantially in the form of Exhibit A hereto (including the Global Note Legend thereon and the "Schedule of Exchanges of Interests in the Global Note" attached thereto). Notes issued in definitive form will be substantially in the form of Exhibit A hereto (but without the Global Note Legend thereon and without the "Schedule of Exchanges of Interests in the Global Note" attached thereto). Each Global Note will represent such of the outstanding Notes as will be specified therein and each shall provide that it represents the aggregate principal amount of outstanding Notes from time to time endorsed thereon and that the aggregate principal amount of outstanding Notes represented thereby may from time to time be reduced or increased, as appropriate, to reflect exchanges and redemptions. Any endorsement of a Global Note to reflect the amount of any increase or decrease in the aggregate principal amount of outstanding Notes represented thereby will be made by the Trustee or the Custodian, at the direction of the Trustee, in accordance with instructions given by the Holder thereof as required by Section 2.06 hereof.

(c) Euroclear and Clearstream Procedures Applicable. The provisions of the "Operating Procedures of the Euroclear System" and "Terms and Conditions Governing Use of Euroclear" and the "General Terms and Conditions of Clearstream Banking" and "Customer Handbook" of Clearstream will be applicable to transfers of beneficial interests in the Regulation S Global Note that are held by Participants through Euroclear or Clearstream.

Section 2.02 Execution and Authentication.

At least one Officer must sign the Notes for the Company by manual or facsimile signature.

If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note will nevertheless be valid.

A Note will not be valid until authenticated by the manual signature of the Trustee. The signature will be conclusive evidence that the Note has been authenticated under this Indenture.

The Trustee will, upon receipt of a written order of the Company signed by two Officers (an "*Authentication Order*"), authenticate Notes for original issue that may be validly issued under this Indenture, including any Additional Notes. The aggregate principal amount of Notes outstanding at any time may not exceed the aggregate principal amount of Notes authorized for issuance by the Company pursuant to one or more Authentication Orders, except as provided in Section 2.07 hereof.

The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Notes. An authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Holders or an Affiliate of the Company.

Section 2.03 Registrar and Paying Agent.

The Company will maintain an office or agency where Notes may be presented for registration of transfer or for exchange ("*Registrar*") and an office or agency where Notes may be presented for payment ("*Paying Agent*"). The Registrar will keep a register of the Notes and of their transfer and exchange. The Company may appoint one or more co-registrars and one or more additional paying agents. The term "Registrar" includes any co-registrar and the term "Paying Agent" includes any additional paying agent. The Company may change any Paying Agent or Registrar without notice to any Holder. The Company will notify the Trustee in writing of the name and address of any Agent not a party to this Indenture. If the Company fails to appoint or maintain another entity as Registrar or Paying Agent, the Trustee shall act as such. The Company or any of its Subsidiaries may act as Paying Agent or Registrar.

The Company initially appoints The Depository Trust Company ("*DTC*") to act as Depositary with respect to the Global Notes.

The Company initially appoints the Trustee to act as the Registrar and Paying Agent and to act as Custodian with respect to the Global Notes.

Section 2.04 Paying Agent to Hold Money in Trust.

The Company will require each Paying Agent other than the Trustee to agree in writing that the Paying Agent will hold in trust for the benefit of Holders or the Trustee all money held by the Paying Agent for the payment of principal of, premium on, if any, or interest, if any, on, the Notes, and will notify the Trustee of any default by the Company in making any such payment. While any such default continues, the Trustee may require a Paying Agent to pay all money held by it to the Trustee. The Company at any time may require a Paying Agent to pay all money held by it to the Trustee. Upon payment over to the Trustee, the Paying Agent (if other than the Company or a Subsidiary) will have no further liability for the money. If the Company or a Subsidiary acts as Paying Agent, it will segregate and hold in a separate trust fund for the benefit of the Holders all money held by it as Paying Agent. Upon any bankruptcy or reorganization proceedings relating to the Company, the Trustee will serve as Paying Agent for the Notes.

Section 2.05 Holder Lists.

The Trustee will preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of all Holders. If the Trustee is not the Registrar, the Company will furnish to the Trustee at least seven Business Days before each interest payment date and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of the Holders of Notes.

Section 2.06 Transfer and Exchange.

(a) Transfer and Exchange of Global Notes. A Global Note may not be transferred except as a whole by the Depositary to a nominee of the Depositary, by a nominee of the Depositary to the Depositary or to another nominee of the Depositary, or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary. All Global Notes will be exchanged by the Company for Definitive Notes if:

(1) the Company delivers to the Trustee notice from the Depositary that it is unwilling or unable to continue to act as Depositary or that it is no longer a clearing agency registered under the Exchange Act and, in either case, a successor Depositary is not appointed by the Company within 120 days after the date of such notice from the Depositary;

(2) the Company in its sole discretion determines that the Global Notes (in whole but not in part) should be exchanged for Definitive Notes and delivers a written notice to such effect to the Trustee; or

(3) there has occurred and is continuing a Default or Event of Default with respect to the Notes and Holders of a majority of the aggregate principal amount of the outstanding Notes so request.

Upon the occurrence of either of the preceding events in (1) or (2) above, Definitive Notes shall be issued in such names as the Depositary shall instruct the Trustee. Global Notes also may be exchanged or replaced, in whole or in part, as provided in Sections 2.07 and 2.10 hereof. Except as provided in this Section 2.06, every Note authenticated and delivered in exchange for, or in lieu of, a Global Note or any portion thereof, pursuant to this Section 2.06 or Section 2.07 or 2.10 hereof, shall be authenticated and delivered in the form of, and shall be, a Global Note. A Global Note may not be exchanged for another Note other than as provided in this Section 2.06(a), however, beneficial interests in a Global Note may be transferred and exchanged as provided in Section 2.06(b) or (c) hereof.

(b) Transfer and Exchange of Beneficial Interests in the Global Notes. The transfer and exchange of beneficial interests in the Global Notes will be effected through the Depositary, in accordance with the provisions of this Indenture and the Applicable Procedures. Neither the Trustee nor the Registrar shall have any duty to monitor compliance with the requirements or conditions for effecting transfers of beneficial interests within a Global Note. Beneficial interests in the Restricted Global Notes will be subject to restrictions on transfer comparable to those set forth herein to the extent required by the Securities Act. Transfers of beneficial interests in the Global Notes also will require compliance with either subparagraph (1) or (2) below, as applicable, as well as one or more of the other following subparagraphs, as applicable:

(1) *Transfer of Beneficial Interests in the Same Global Note.* Beneficial interests in any Restricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the same Restricted Global Note in accordance with the transfer restrictions set forth in the Private Placement Legend. Beneficial interests in any Unrestricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note. No written orders or instructions shall be required to be delivered to the Registrar to effect the transfers described in this Section 2.06(b)(1).

(2) *All Other Transfers and Exchanges of Beneficial Interests in Global Notes.* In connection with all transfers and exchanges of beneficial interests that are not subject to Section 2.06(b)(1) above, the transferor of such beneficial interest must deliver to the Registrar either:

(A) both:

(i) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to credit or cause to be credited a beneficial interest in another Global Note in an amount equal to the beneficial interest to be transferred or exchanged; and

(ii) instructions given in accordance with the Applicable Procedures containing information regarding the Participant account to be credited with such increase; or

(B) both:

(i) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to cause to be issued a Definitive Note in an amount equal to the beneficial interest to be transferred or exchanged; and

(ii) instructions given by the Depositary to the Registrar containing information regarding the Person in whose name such Definitive Note shall be registered to effect the transfer or exchange referred to in (1) above.

Upon satisfaction of all of the requirements for transfer or exchange of beneficial interests in Global Notes contained in this Indenture and the Notes or otherwise applicable under the Securities Act, the Trustee shall adjust the principal amount of the relevant Global Note(s) pursuant to Section 2.06(g) hereof.

(3) *Transfer of Beneficial Interests to Another Restricted Global Note.* A beneficial interest in any Restricted Global Note may be transferred to a Person who takes delivery thereof in the form of a beneficial interest in another Restricted Global Note if the transfer complies with the requirements of Section 2.06(b)(2) above and the Registrar receives the following:

(A) if the transferee will take delivery in the form of a beneficial interest in the 144A Global Note, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (1) thereof; and

(B) if the transferee will take delivery in the form of a beneficial interest in the Regulation S Global Note, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (2) thereof.

(4) *Transfer and Exchange of Beneficial Interests in a Restricted Global Note for Beneficial Interests in an Unrestricted Global Note.* A beneficial interest in any Restricted Global Note may be exchanged by any holder thereof for a beneficial interest in an Unrestricted Global Note or transferred to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note if the exchange or transfer complies with the requirements of Section 2.06(b)(2) above and the Registrar receives the following:

(A) if the holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a beneficial interest in an Unrestricted Global Note, a certificate from such holder in the form of Exhibit C hereto, including the certifications in item (1)(a) thereof; or

(B) if the holder of such beneficial interest in a Restricted Global Note proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note, a certificate from such holder in the form of Exhibit B hereto, including the certifications in item (4) thereof;

and, in each such case, if the Company so requests, an Opinion of Counsel in form reasonably acceptable to the Company to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

If any such transfer is effected at a time when an Unrestricted Global Note has not yet been issued, the Company shall issue and, upon receipt of an Authentication Order in accordance with Section 2.02 hereof, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the aggregate principal amount of beneficial interests transferred.

Beneficial interests in an Unrestricted Global Note cannot be exchanged for, or transferred to Persons who take delivery thereof in the form of, a beneficial interest in a Restricted Global Note.

(c) Transfer or Exchange of Beneficial Interests for Definitive Notes.

(1) *Beneficial Interests in Restricted Global Notes to Restricted Definitive Notes.* If any holder of a beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a Restricted Definitive Note or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Restricted Definitive Note, then, upon receipt by the Registrar of the following documentation:

(A) if the holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a Restricted Definitive Note, a certificate from such holder in the form of Exhibit C hereto, including the certifications in item (2)(a) thereof;

(B) if such beneficial interest is being transferred to a QIB in accordance with Rule 144A, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (1) thereof;

(C) if such beneficial interest is being transferred to a Non-U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (2) thereof;

(D) if such beneficial interest is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(a) thereof;

(E) [Reserved];

(F) if such beneficial interest is being transferred to the Company or any of its Subsidiaries, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(b) thereof; or

(G) if such beneficial interest is being transferred pursuant to an effective registration statement under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(c) thereof,

the Trustee shall cause the aggregate principal amount of the applicable Global Note to be reduced accordingly pursuant to Section 2.06(g) hereof, and the Company shall execute and the Trustee shall authenticate and deliver to the Person designated in the instructions a Definitive Note in the appropriate principal amount. Any Definitive Note issued in exchange for a beneficial interest in a Restricted Global Note pursuant to this Section 2.06(c) shall be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest shall instruct the Registrar through instructions from the Depositary and the Participant or Indirect Participant. The Trustee shall deliver such Definitive Notes to the Persons in whose names such Notes are so registered. Any Definitive Note issued in exchange for a beneficial interest in a Restricted Global Note pursuant to this Section 2.06(c)(1) shall bear the Private Placement Legend and shall be subject to all restrictions on transfer contained therein.

(2) *Beneficial Interests in Restricted Global Notes to Unrestricted Definitive Notes.* A holder of a beneficial interest in a Restricted Global Note may exchange such beneficial interest for an Unrestricted Definitive Note or may transfer such beneficial interest to a Person who takes delivery thereof in the form of an Unrestricted Definitive Note only if the Registrar receives the following:

(A) if the holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for an Unrestricted Definitive Note, a certificate from such holder in the form of Exhibit C hereto, including the certifications in item (1)(b) thereof; or

(B) if the holder of such beneficial interest in a Restricted Global Note proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of an Unrestricted Definitive Note, a certificate from such holder in the form of Exhibit B hereto, including the certifications in item (4) thereof;

and, in each such case, if the Company so requests, an Opinion of Counsel in form reasonably acceptable to the Company to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

(3) *Beneficial Interests in Unrestricted Global Notes to Unrestricted Definitive Notes.* If any holder of a beneficial interest in an Unrestricted Global Note proposes to exchange such beneficial interest for a Definitive Note or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Definitive Note, then, upon satisfaction of the conditions set forth in Section 2.06(b)(2) hereof, the Trustee will cause the aggregate principal amount of the applicable Unrestricted Global Note to be reduced accordingly pursuant to Section 2.06(g) hereof, and the Company will execute and the Trustee will authenticate and deliver to the Person designated in the instructions a Definitive Note in the appropriate principal amount. Any Definitive Note issued in exchange for a beneficial interest pursuant to this Section 2.06(c)(3) will be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest requests through instructions to the Registrar from or through the Depositary and the Participant or Indirect Participant. The Trustee will deliver such Definitive Notes to the Persons in whose names such Notes are so registered. Any Definitive Note issued in exchange for a beneficial interest pursuant to this Section 2.06(c)(3) will not bear the Private Placement Legend.

(d) Transfer and Exchange of Definitive Notes for Beneficial Interests.

(1) *Restricted Definitive Notes to Beneficial Interests in Restricted Global Notes.* If any Holder of a Restricted Definitive Note proposes to exchange such Note for a beneficial interest in a Restricted Global Note or to transfer such Restricted Definitive Notes to a Person who takes delivery thereof in the form of a beneficial interest in a Restricted Global Note, then, upon receipt by the Registrar of the following documentation:

(A) if the Holder of such Restricted Definitive Note proposes to exchange such Note for a beneficial interest in a Restricted Global Note, a certificate from such Holder in the form of Exhibit C hereto, including the certifications in item (2)(b) thereof;

(B) if such Restricted Definitive Note is being transferred to a QIB in accordance with Rule 144A, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (1) thereof;

(C) if such Restricted Definitive Note is being transferred to a Non-U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (2) thereof;

(D) if such Restricted Definitive Note is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(a) thereof;

(E) [Reserved];

(F) if such Restricted Definitive Note is being transferred to the Company or any of its Subsidiaries, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(b) thereof; or

(G) if such Restricted Definitive Note is being transferred pursuant to an effective registration statement under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(c) thereof,

the Trustee will cancel the Restricted Definitive Note, increase or cause to be increased the aggregate principal amount of, in the case of clause (A) above, the appropriate Restricted Global Note, in the case of clause (B) above, the 144A Global Note and in the case of clause (C) above, the Regulation S Global Note.

(2) *Restricted Definitive Notes to Beneficial Interests in Unrestricted Global Notes.* A Holder of a Restricted Definitive Note may exchange such Note for a beneficial interest in an Unrestricted Global Note or transfer such Restricted Definitive Note to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note only if the Registrar receives the following:

(A) if the Holder of such Definitive Notes proposes to exchange such Notes for a beneficial interest in the Unrestricted Global Note, a certificate from such Holder in the form of Exhibit C hereto, including the certifications in item (1)(c) thereof; or

(B) if the Holder of such Definitive Notes proposes to transfer such Notes to a Person who shall take delivery thereof in the form of a beneficial interest in the Unrestricted Global Note, a certificate from such Holder in the form of Exhibit B hereto, including the certifications in item (4) thereof;

and, in each such case, if the Company so requests, an Opinion of Counsel in form reasonably acceptable to the Company to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

Upon satisfaction of the conditions of any of the subparagraphs in this Section 2.06(d)(2), the Trustee will cancel the Definitive Notes and increase or cause to be increased the aggregate principal amount of the Unrestricted Global Note.

(3) *Unrestricted Definitive Notes to Beneficial Interests in Unrestricted Global Notes.* A Holder of an Unrestricted Definitive Note may exchange such Note for a beneficial interest in an Unrestricted Global Note or transfer such Definitive Notes to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note at any time. Upon receipt of a request for such an exchange or transfer, the Trustee will cancel the applicable Unrestricted Definitive Note and increase or cause to be increased the aggregate principal amount of one of the Unrestricted Global Notes.

If any such exchange or transfer from a Definitive Note to a beneficial interest is effected at a time when an Unrestricted Global Note has not yet been issued, the Company will issue and, upon receipt of an Authentication Order in accordance with Section 2.02 hereof, the Trustee will authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the principal amount of Definitive Notes so transferred.

(e) Transfer and Exchange of Definitive Notes for Definitive Notes. Upon request by a Holder of Definitive Notes and such Holder's compliance with the provisions of this Section 2.06(e), the Registrar will register the transfer or exchange of Definitive Notes. Prior to such registration of transfer or exchange, the requesting Holder must present or surrender to the Registrar the Definitive Notes duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such Holder or by its attorney, duly authorized in writing. In addition, the requesting Holder must provide any additional certifications, documents and information, as applicable, required pursuant to the following provisions of this Section 2.06(e).

(1) *Restricted Definitive Notes to Restricted Definitive Notes.* Any Restricted Definitive Note may be transferred to and registered in the name of Persons who take delivery thereof in the form of a Restricted Definitive Note if the Registrar receives the following:

(A) if the transfer will be made pursuant to Rule 144A, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (1) thereof;

(B) if the transfer will be made pursuant to Rule 903 or Rule 904, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (2) thereof; and

(C) if the transfer will be made pursuant to any other exemption from the registration requirements of the Securities Act, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications, certificates and Opinion of Counsel required by item (3) thereof, if applicable.

(2) *Restricted Definitive Notes to Unrestricted Definitive Notes.* Any Restricted Definitive Note may be exchanged by the Holder thereof for an Unrestricted Definitive Note or transferred to a Person or Persons who take delivery thereof in the form of an Unrestricted Definitive Note if the Registrar receives the following:

(A) if the Holder of such Restricted Definitive Notes proposes to exchange such Notes for an Unrestricted Definitive Note, a certificate from such Holder in the form of Exhibit C hereto, including the certifications in item (1)(d) thereof; or

(B) if the Holder of such Restricted Definitive Notes proposes to transfer such Notes to a Person who shall take delivery thereof in the form of an Unrestricted Definitive Note, a certificate from such Holder in the form of Exhibit B hereto, including the certifications in item (4) thereof;

and, in each such case, if the Company so requests, an Opinion of Counsel in form reasonably acceptable to the Company to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

(3) *Unrestricted Definitive Notes to Unrestricted Definitive Notes.* A Holder of Unrestricted Definitive Notes may transfer such Notes to a Person who takes delivery thereof in the form of an Unrestricted Definitive Note. Upon receipt of a request to register such a transfer, the Registrar shall register the Unrestricted Definitive Notes pursuant to the instructions from the Holder thereof.

(f) Legends. The following legends will appear on the face of all Global Notes and Definitive Notes issued under this Indenture unless specifically stated otherwise in the applicable provisions of this Indenture.

(1) *Private Placement Legend.*

(A) Except as permitted by subparagraph (B) below, each Global Note and each Definitive Note (and all Notes issued in exchange therefor or substitution thereof) shall bear the legend in substantially the following form:

"THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE ACQUIRER

(1) REPRESENTS THAT

(A) IT AND ANY ACCOUNT FOR WHICH IT IS ACTING IS A "QUALIFIED INSTITUTIONAL BUYER" (WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT) AND THAT IT EXERCISES SOLE INVESTMENT DISCRETION WITH RESPECT TO EACH SUCH ACCOUNT, OR

(B) IT IS NOT A U.S. PERSON (WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT) AND

(2) AGREES FOR THE BENEFIT OF THE COMPANY THAT IT WILL NOT OFFER, SELL, PLEDGE OR OTHERWISE TRANSFER THIS NOTE OR ANY BENEFICIAL INTEREST HEREIN, EXCEPT IN ACCORDANCE WITH THE SECURITIES ACT AND ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND ONLY

(A) TO THE COMPANY OR ITS DIRECT OR INDIRECT PARENT,

(B) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BECOME EFFECTIVE UNDER THE SECURITIES ACT,

(C) TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT,

(D) IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, OR

(E) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PRIOR TO THE REGISTRATION OF ANY TRANSFER IN ACCORDANCE WITH (2)(C) ABOVE OR (2)(D) ABOVE, A DULY COMPLETED AND SIGNED CERTIFICATE (THE FORM OF WHICH MAY BE OBTAINED FROM THE TRUSTEE) MUST BE DELIVERED TO THE TRUSTEE. PRIOR TO THE REGISTRATION OF ANY TRANSFER IN ACCORDANCE WITH (2)(E) ABOVE, THE COMPANY RESERVES THE RIGHT TO REQUIRE THE DELIVERY OF SUCH LEGAL OPINIONS, CERTIFICATIONS OR OTHER EVIDENCE AS MAY REASONABLY BE REQUIRED IN ORDER TO DETERMINE THAT THE PROPOSED TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY RULE 144 EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT."

(B) Notwithstanding the foregoing, any Global Note or Definitive Note issued pursuant to subparagraphs (b)(4), (c)(2), (c)(3), (d)(2), (d)(3), (e)(2) or (e)(3) of this Section 2.06 (and all Notes issued in exchange therefor or substitution thereof) will not bear the Private Placement Legend.

(2) *Global Note Legend.* Each Global Note will bear a legend in substantially the following form:

"THIS GLOBAL NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (1) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 2.06 OF THE INDENTURE, (2) THIS GLOBAL NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 2.06(a) OF THE INDENTURE, (3) THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 2.11 OF THE INDENTURE AND (4) THIS GLOBAL NOTE MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF THE COMPANY.

UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN DEFINITIVE FORM, THIS NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY. UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK) ("DTC"), TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR SUCH OTHER ENTITY AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN."

(g) Cancellation and/or Adjustment of Global Notes. At such time as all beneficial interests in a particular Global Note have been exchanged for Definitive Notes or a particular Global Note has been redeemed, repurchased or canceled in whole and not in part, each such Global Note will be returned to or retained and canceled by the Trustee in accordance with Section 2.11 hereof. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note or for Definitive Notes, the principal amount of Notes represented by such Global Note will be reduced accordingly and an endorsement will be made on such Global Note by the Trustee or by the Depositary at the direction of the Trustee to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note, such other Global Note will be increased accordingly and an endorsement will be made on such Global Note by the Trustee or by the Depositary at the direction of the Trustee to reflect such increase.

(h) General Provisions Relating to Transfers and Exchanges.

(1) To permit registrations of transfers and exchanges, the Company will execute and the Trustee will authenticate Global Notes and Definitive Notes upon receipt of an Authentication Order in accordance with Section 2.02 hereof or at the Registrar's request.

(2) No service charge will be made to a Holder of a beneficial interest in a Global Note or to a Holder of a Definitive Note for any registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith (other than any such transfer taxes or similar governmental charge payable upon exchange or transfer pursuant to Sections 2.10, 3.06, 3.09, 4.10, 4.15 and 9.05 hereof).

(3) The Registrar will not be required to register the transfer of or exchange of any Note selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part.

(4) All Global Notes and Definitive Notes issued upon any registration of transfer or exchange of Global Notes or Definitive Notes will be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Global Notes or Definitive Notes surrendered upon such registration of transfer or exchange.

(5) Neither the Registrar nor the Company will be required:

(A) to issue, to register the transfer of or to exchange any Notes during a period beginning at the opening of business 15 days before the day of any selection of Notes for redemption under Section 3.02 hereof and ending at the close of business on the day of selection;

(B) to register the transfer of or to exchange any Note selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part; or

(C) to register the transfer of or to exchange a Note between a record date and the next succeeding interest payment date.

(6) Prior to due presentment for the registration of a transfer of any Note, the Trustee, any Agent and the Company may deem and treat the Person in whose name any Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of and interest on such Notes and for all other purposes, and none of the Trustee, any Agent or the Company shall be affected by notice to the contrary.

(7) The Trustee will authenticate Global Notes and Definitive Notes in accordance with the provisions of Section 2.02 hereof.

(8) All certifications, certificates and Opinions of Counsel required to be submitted to the Registrar pursuant to this Section 2.06 to effect a registration of transfer or exchange may be submitted by facsimile.

Section 2.07 Replacement Notes.

If any mutilated Note is surrendered to the Trustee or the Company and the Trustee receives evidence to its satisfaction of the destruction, loss or theft of any Note, the Company will issue and the Trustee, upon receipt of an Authentication Order, will authenticate a replacement Note if the Trustee's requirements are met. If required by the Trustee or the Company, an indemnity bond must be supplied by the Holder that is sufficient in the judgment of the Trustee and the Company to protect the Company, the Trustee, any Agent and any authenticating agent from any loss that any of them may suffer if a Note is replaced. The Company may charge for its expenses in replacing a Note.

Every replacement Note is an additional obligation of the Company and will be entitled to all of the benefits of this Indenture equally and proportionately with all other Notes duly issued hereunder.

Section 2.08 Outstanding Notes.

The Notes outstanding at any time are all the Notes authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation, those reductions in the interest in a Global Note effected by the Trustee in accordance with the provisions hereof, and those described in this Section 2.08 as not outstanding. Except as set forth in Section 2.09 hereof, a Note does not cease to be outstanding because the Company or an Affiliate of the Company holds the Note; however, Notes held by the Company or any of its Restricted Subsidiaries shall not be deemed to be outstanding for purposes of Section 3.07(a) hereof.

If a Note is replaced pursuant to Section 2.07 hereof, it ceases to be outstanding unless the Trustee receives proof satisfactory to it that the replaced Note is held by a protected purchaser.

If the principal amount of any Note is considered paid under Section 4.01 hereof, it ceases to be outstanding and interest on it ceases to accrue.

If the Paying Agent (other than the Company, a Subsidiary or an Affiliate of any thereof) holds, on a redemption date or maturity date, money sufficient to pay Notes payable on that date, then on and after that date such Notes will be deemed to be no longer outstanding and will cease to accrue interest.

Section 2.09 Treasury Notes.

In determining whether the Holders of the required principal amount of Notes have concurred in any direction, waiver or consent, Notes owned by the Company or any Guarantor, or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company or any Guarantor, will be considered as though not outstanding, except that for the purposes of determining whether the Trustee will be protected in relying on any such direction, waiver or consent, only Notes that the Trustee knows are so owned will be so disregarded.

Section 2.10 Temporary Notes.

Until certificates representing Notes are ready for delivery, the Company may prepare and the Trustee, upon receipt of an Authentication Order, will authenticate temporary Notes. Temporary Notes will be substantially in the form of certificated Notes but may have variations that the Company considers appropriate for temporary Notes and as may be reasonably acceptable to the Trustee. Without unreasonable delay, the Company will prepare and the Trustee will authenticate definitive Notes in exchange for temporary Notes.

Holders of temporary Notes will be entitled to all of the benefits of this Indenture.

Section 2.11 Cancellation.

The Company at any time may deliver Notes to the Trustee for cancellation. The Registrar and Paying Agent will forward to the Trustee any Notes surrendered to them for registration of transfer, exchange or payment. The Trustee and no one else will cancel all Notes surrendered for registration of transfer, exchange, payment, replacement or cancellation and will destroy canceled Notes (subject to the record retention requirements of the Exchange Act). Certification of the destruction of all canceled Notes will be delivered to the Company upon its request therefor. The Company may not issue new Notes to replace Notes that it has paid or that have been delivered to the Trustee for cancellation.

Section 2.12 Defaulted Interest.

If the Company defaults in a payment of interest on the Notes, it will pay the defaulted interest in any lawful manner plus, to the extent lawful, interest payable on the defaulted interest, to the Persons who are Holders on a subsequent special record date, in each case at the rate provided in the Notes and in Section 4.01 hereof. The Company will notify the Trustee in writing of the amount of defaulted interest proposed to be paid on each Note and the date of the proposed payment. The Company will fix or cause to be fixed each such special record date and payment date; *provided* that no such special record date may be less than 10 days prior to the related payment date for such defaulted interest. At least 15 days before the special record date, the Company (or, upon the written request of the Company, the Trustee in the name and at the expense of the Company) will mail or cause to be mailed to Holders a notice that states the special record date, the related payment date and the amount of such interest to be paid.

ARTICLE 3

REDEMPTION AND PREPAYMENT

Section 3.01 Notices to Trustee.

If the Company elects to redeem Notes pursuant to the optional redemption provisions of Section 3.07 hereof, it must furnish to the Trustee, at least 30 days but not more than 60 days before a redemption date, an Officer's Certificate setting forth:

>> (1) the clause of this Indenture pursuant to which the redemption shall occur;

>> (2) the redemption date;

>> (3) the principal amount of Notes to be redeemed; and

>> (4) the redemption price.

Section 3.02 Selection of Notes to Be Redeemed or Purchased.

If less than all of the Notes are to be redeemed at any time, the Trustee (or Registrar if other than the Trustee) will select the Notes for redemption in compliance with the requirements of the principal securities exchange, if any, on which the Notes are listed, as certified in writing to the Trustee by the Company, and in compliance with the requirements of DTC, or if the Notes are not so listed or such exchange prescribes no method of selection and the Notes are not held through DTC or DTC prescribes no method of selection, on a *pro rata* basis; *provided, however*, that no Note of $2,000 in aggregate principal amount or less shall be redeemed in part.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed, in which case a portion of the original Note will be issued in the name of the Holder thereof upon cancellation of the original Note. In the case of a Global Note, an appropriate notation will be made on such Note to decrease the principal amount thereof to an amount equal to the unredeemed portion thereof. Subject to the terms of the applicable redemption notice (including any conditions contained therein), Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, unless the Company defaults in the payment of the redemption price, interest ceases to accrue on Notes or portions of them called for redemption.

The Trustee will promptly notify the Company in writing of the Notes selected for redemption or purchase and, in the case of any Note selected for partial redemption or purchase, the principal amount thereof to be redeemed or purchased. Notes and portions of Notes selected will be in amounts of $2,000 or whole multiples of $1,000 in excess thereof; except that if all of the Notes of a Holder are to be redeemed or purchased, the entire outstanding amount of Notes held by such Holder shall be redeemed or purchased. Except as provided in the preceding sentence, provisions of this Indenture that apply to Notes called for redemption or purchase also apply to portions of Notes called for redemption or purchase.

Section 3.03 Notice of Redemption.

Subject to the provisions of Section 3.09 hereof, notices of redemption will be delivered by the Company electronically or mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder to be redeemed at the address of such Holder appearing in the security register or otherwise in accordance with the procedures of DTC, except that redemption notices may be delivered electronically or mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of this Indenture pursuant to Articles 8 or 12 hereof.

The notice will identify the Notes to be redeemed and will state:

(1) the redemption date;

(2) the redemption price;

(3) if any Note is being redeemed in part, the portion of the principal amount of such Note to be redeemed and that, after the redemption date upon surrender of such Note, a new Note or Notes in principal amount equal to the unredeemed portion will be issued upon cancellation of the original Note;

(4) the name and address of the Paying Agent;

(5) that Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price;

(6) that, unless the Company defaults in making such redemption payment, interest on Notes called for redemption ceases to accrue on and after the redemption date;

(7) the paragraph of the Notes and/or Section of this Indenture pursuant to which the Notes called for redemption are being redeemed;

(8) that no representation is made as to the correctness or accuracy of the CUSIP number, if any, listed in such notice or printed on the Notes; and

(9) whether the redemption is conditioned on any events and what such conditions are.

At the Company's request, the Trustee will give the notice of redemption in the Company's name and at its expense; *provided, however*, that the Company has delivered to the Trustee, at least 45 days prior to the redemption date, an Officer's Certificate requesting that the Trustee give such notice and setting forth the information to be stated in such notice as provided in the preceding paragraph.

Any redemption and notice of redemption may, at the Company's discretion, be subject to the satisfaction of one or more conditions precedent, including, but not limited to, consummation of any related Equity Offering. In addition, if such redemption or notice. is subject to satisfaction of one or more conditions precedent, such notice shall state that, in the Company's discretion, the redemption date may be delayed until such time as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the redemption date, or by the redemption date so delayed.

Section 3.04 Effect of Notice of Redemption.

Once notice of redemption is mailed in accordance with Section 3.03 hereof, Notes called for redemption become irrevocably due and payable on the redemption date at the redemption price, subject to the satisfaction of any condition set forth in the notice of redemption.

Section 3.05 Deposit of Redemption or Purchase Price.

One Business Day prior to the redemption or purchase date, the Company will deposit with the Trustee or with the Paying Agent money sufficient to pay the redemption or purchase price of and accrued interest, if any, on all Notes to be redeemed or purchased on that date. The Trustee or the Paying Agent will promptly return to the Company any money deposited with the Trustee or the Paying Agent by the Company in excess of the amounts necessary to pay the redemption or purchase price of and accrued interest, if any, on all Notes to be redeemed or purchased.

If the Company complies with the provisions of the preceding paragraph, on and after the redemption or purchase date, interest will cease to accrue on the Notes or the portions of Notes called for redemption or purchase. If a Note is redeemed or purchased on or after an interest record date but on or prior to the related interest payment date, then any accrued and unpaid interest shall be paid to the Person in whose name such Note was registered at the close of business on such record date. If any Note called for redemption or purchase is not so paid upon surrender for redemption or purchase because of the failure of the Company to comply with the preceding paragraph, interest shall be paid on the unpaid principal, from the redemption or purchase date until such principal is paid, and to the extent lawful on any interest not paid on such unpaid principal, in each case at the rate provided in the Notes and in Section 4.01 hereof.

Section 3.06 Notes Redeemed or Purchased in Part.

Upon surrender of a Note that is redeemed or purchased in part, the Company will issue and, upon receipt of an Authentication Order, the Trustee will authenticate for the Holder at the expense of the Company a new Note equal in principal amount to the unredeemed or unpurchased portion of the Note surrendered.

Section 3.07 Optional Redemption.

(a) Except as set forth in clauses (b), (c) and (d) below, the Notes are not redeemable at the option of the Company.

(b) At any time prior to April 15, 2018, the Company may redeem the Notes in whole or in part, at its option, upon not less than 30 nor more than 60 days' prior notice, at a redemption price equal to 100% of the principal amount of such Notes plus the relevant Applicable Premium as of, and accrued and unpaid interest, if any, to the redemption date.

(c) At any time and from time to time on or after April 15, 2018, the Company may redeem the Notes, in whole or in part, upon not less than 30 nor more than 60 days' notice, at a redemption price equal to the percentage of principal amount set forth below plus accrued and unpaid interest, if any, on the Notes redeemed, to the applicable date of redemption, if redeemed during the twelve-month period beginning on April 15 of the year indicated below:

Year	Percentage
2018	103.688%
2019	101.844%
2020 and thereafter	100.000%

(d) At any time and from time to time prior to April 15, 2018, the Company may redeem Notes with the net cash proceeds received by the Company from any Equity Offering at a redemption price equal to 107.375% plus accrued and unpaid interest to the redemption date, in an aggregate principal amount for all such redemptions not to exceed 35% of the original aggregate principal amount of the Notes (including Additional Notes); *provided that*

(1) in each case the redemption takes place not later than 90 days after the closing of the related Equity Offering; and

(2) not less than 65% of the original aggregate principal amount of the Notes issued under this Indenture (including any Additional Notes) remains outstanding immediately thereafter (excluding Notes held by the Company and any of its Restricted Subsidiaries).

(e) If the optional redemption date is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest will be paid to the Person in whose name the Note is registered at the close of business on such record date, and no additional interest will be payable to Holders whose Notes will be subject to redemption by the Company.

(f) Unless the Company defaults in the payment of the redemption price, interest will cease to accrue on the Notes or portions thereof called for redemption on the applicable redemption date.

(g) Any redemption pursuant to this Section 3.07 shall be made pursuant to the provisions of Sections 3.01 through 3.06 hereof.

Section 3.08 Mandatory Redemption.

The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Section 3.09 Offer to Purchase by Application of Excess Proceeds.

In the event that, pursuant to Section 4.10 hereof, the Company is required to commence an offer to all Holders to purchase Notes (an "*Asset Disposition Offer*"), it will follow the procedures specified below.

The Asset Disposition Offer shall be made to all Holders and, to the extent the Company elects, to all holders of other outstanding Pari Passu Indebtedness to purchase, prepay or redeem with the proceeds of sales of assets. The Asset Disposition Offer will remain open for a period of at least 20 Business Days following its commencement and not more than 30 Business Days, except to the extent that a longer period is required by applicable law (the "*Offer Period*"). No later than three Business Days after the termination of the Offer Period (the "*Purchase Date*"), the Company will apply all Excess Proceeds (the "*Offer Amount*") to the purchase of Notes and such other Pari Passu Indebtedness (on a *pro rata* basis based on the principal amount of Notes and such other Pari Passu Indebtedness surrendered, if applicable) or, if less than the Offer Amount has been tendered, all Notes and other Pari Passu Indebtedness tendered in response to the Asset Disposition Offer. Payment for any Notes so purchased will be made in the same manner as interest payments are made.

If the Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest, if any, will be paid to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest will be payable to Holders who tender Notes pursuant to the Asset Disposition Offer.

Upon the commencement of an Asset Disposition Offer, the Company will send, electronically or by first class mail, a notice to the Trustee and each of the Holders, with a copy to the Trustee. The notice will contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Asset Disposition Offer. The notice, which will govern the terms of the Asset Disposition Offer, will state:

> (1) that the Asset Disposition Offer is being made pursuant to this Section 3.09 and Section 4.10 hereof and the length of time the Asset Disposition Offer will remain open;

> (2) the Offer Amount, the purchase price and the Purchase Date;

> (3) that any Note not tendered or accepted for payment will continue to accrue interest;

> (4) that, unless the Company defaults in making such payment, any Note accepted for payment pursuant to the Asset Disposition Offer will cease to accrue interest after the Purchase Date;

> (5) that Holders electing to have a Note purchased pursuant to an Asset Disposition Offer may elect to have Notes purchased in denominations of $2,000 or an integral multiple of $1,000 in excess thereof;

> (6) that Holders electing to have Notes purchased pursuant to any Asset Disposition Offer will be required to surrender the Note, with the form entitled "Option of Holder to Elect Purchase" attached to the Notes completed, or transfer by book-entry transfer, to the Company, a Depositary, if appointed by the Company, or a Paying Agent at the address specified in the notice at least three days before the Purchase Date;

> (7) that Holders will be entitled to withdraw their election if the Company, the Depositary or the Paying Agent, as the case may be, receives, not later than the expiration of the Offer Period, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Note the Holder delivered for purchase and a statement that such Holder is withdrawing his election to have such Note purchased;

> (8) that, if the aggregate principal amount of Notes and other Pari Passu Indebtedness surrendered by holders thereof exceeds the Offer Amount, the Company will select the Notes and other Pari Passu Indebtedness to be purchased on a *pro rata* basis based on the principal amount of Notes and such other Pari Passu Indebtedness surrendered (with such adjustments as may be deemed appropriate by the Company so that only Notes in denominations of $2,000, or an integral multiple of $1,000 in excess thereof, will be purchased); and

> (9) that Holders whose Notes were purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered (or transferred by book-entry transfer).

On or before the Purchase Date, the Company will, to the extent lawful, accept for payment, on a *pro rata* basis to the extent necessary, the Offer Amount of Notes or portions thereof tendered pursuant to the Asset Disposition Offer, or if less than the Offer Amount has been tendered, all Notes tendered, and will deliver or cause to be delivered to the Trustee the Notes properly accepted together with an Officer's Certificate stating that such Notes or portions thereof were accepted for payment by the Company in accordance with the terms of this Section 3.09. The Company, the Depositary or the Paying Agent, as the case may be, will promptly (but in any case not later than five days after the Purchase Date) mail or deliver to each tendering Holder an amount equal to the purchase price of the Notes tendered by such Holder and accepted by the Company for purchase, and the Company will promptly issue a new Note, and the Trustee, upon written request from the Company, will authenticate and mail or deliver (or cause to be transferred by book entry) such new Note to such Holder, in a principal amount equal to any unpurchased portion of the Note surrendered. Any Note not so accepted shall be promptly mailed or delivered by the Company to the Holder thereof. The Company will publicly announce the results of the Asset Disposition Offer on the Purchase Date.

Other than as specifically provided in this Section 3.09, any purchase pursuant to this Section 3.09 shall be made pursuant to the provisions of Sections 3.01 through 3.06 hereof.

ARTICLE 4

COVENANTS

Section 4.01 Payment of Notes.

Principal of, and premium, if any, and interest on the Notes will be payable at the office or agency of the Company maintained for such purpose or, at the option of the paying agent, payment of interest may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders provided that all payments of principal, premium, if any, interest with respect to Notes represented by one or more global notes registered in the name of or held by DTC or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the Holder or Holders thereof.

The Company will pay or cause to be paid the principal of, premium on, if any, and interest, if any, on, the Notes on the dates and in the manner provided in the Notes. Principal, premium, if any, and interest, if any, will be considered paid on the date due if the Paying Agent, if other than the Company or a Subsidiary thereof, holds as of 10:00 a.m. Eastern Time on the due date money deposited by the Company in immediately available funds and designated for and sufficient to pay all principal, premium, if any, and interest, if any, then due.

The Company will pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal at the then applicable interest rate on the Notes to the extent lawful; it will pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest, if any (without regard to any applicable grace period), at the same rate to the extent lawful.

Section 4.02 Maintenance of Office or Agency.

The Company will maintain in the Borough of Manhattan, the City of New York, an office or agency (which may be an office of the Trustee or an affiliate of the Trustee, Registrar or co-registrar) where Notes may be surrendered for registration of transfer or for exchange and where notices and demands to or upon the Company in respect of the Notes and this Indenture may be served. The Company will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company fails to maintain any such required office or agency or fails to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee.

The Company may also from time to time designate one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; *provided, however*, that no such designation or rescission will in any manner relieve the Company of its obligation to maintain an office or agency in the Borough of Manhattan, the City of New York for such purposes. The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

The Company hereby designates the Corporate Trust Office of the Trustee as one such office or agency of the Company in accordance with Section 2.03 hereof.

Section 4.03 Reports.

(a) Whether or not the Company is subject to Sections 13(a) or 15(d) of the Exchange Act, so long as any Notes remain outstanding, the Company shall file with the SEC (subject to the next sentence) the annual reports, quarterly reports and other documents which the Company would have been required to file with the SEC pursuant to such Sections 13(a) or 15(d) if the Company were so subject (the "*Required Reports*"), such documents to be filed with the SEC no later than 15 days after the respective dates by which the Company would have been required to file such documents if the Company were so subject (including any extension as would be permitted by Rule 12b-25 under the Exchange Act, the "*Required Filing Dates*"); *provided* that any audited financial statements contained in such reports shall be reported on by an independent public accounting firm of recognized national standing. If at any time the Company is not subject to Sections 13(a) or 15(d) of the Exchange Act for any reason, the Company shall nevertheless continue to file the Required Reports with the SEC by no later than 15 days after the applicable Required Filing Date unless the SEC will not accept such a filing. The Company agrees that it shall not take any action for the purpose of causing the SEC not to accept any such filings. If notwithstanding the foregoing, the SEC shall not accept the filing of a Required Report for any reason, the Company shall post the Required Report on its website no later than 15 days after the applicable Required Filing Date and such Required Report shall be publicly available.

(b) Unless the Company is otherwise obligated to do so under the Exchange Act, the Required Reports will not be required to (i) comply with Section 302 or Section 404 of the Sarbanes-Oxley Act of 2002, or related Items 307 and 308 of Regulation S-K promulgated by the SEC, or Items 301 or 302 of Regulation S-K or Item 10(e) of Regulation S-K (with respect to any non-GAAP financial measures contained therein), in each case, as in effect on the Issue Date, or (ii) contain the separate financial information for Guarantors contemplated by Rule 3-09 or Rule 3-10 of Regulation S-X promulgated by the SEC (or any similar successor provision), including the financial information of Reach Media, Inc. and its subsidiaries, if any; provided that the Required Reports will contain customary summary financial information with respect to guarantor and non-guarantor subsidiaries to the extent that a non-guarantor subsidiary ceases to be an Immaterial Subsidiary.

(c) The Company shall also in any event (1) on the earlier of (a) 15 days after each Required Filing Date and (b) the 105th day after the end of each fiscal year, with respect to annual reports, or the 60th day after the end of each of the first three fiscal quarters of each fiscal year, with respect to quarterly reports, file with the Trustee, copies of the Required Reports and (2) if the SEC will not accept the filing of Required Reports by the Company, promptly upon written request, supply copies of such documents to any Holder at the Company's cost. Notwithstanding the foregoing, for purposes of this clause (c), the Company shall be deemed to have furnished such Required Reports to the Holders and the Trustee if:

(1) the Company has filed such reports with the SEC via the SEC's Electronic Data Gathering, Analysis, and Retrieval Filing System (EDGAR) and such reports are publicly available; or

(2) the Company is not subject to Sections 13(a) or 15(d) of the Exchange Act, and the SEC will not accept Required Reports for filing, and it has posted such Required Reports on its website and such Required Reports are publicly available.

(d) Notwithstanding any of the foregoing, if the Company designates any of its Subsidiaries as Unrestricted Subsidiaries at any time following the Issue Date that, individually or in the aggregate, with any other Subsidiary designated by the Company as an Unrestricted Subsidiary at any time after the Issue Date, would constitute a Significant Subsidiary, then the Company's quarterly and annual financial information required by clauses (a), (b) and (c) of this Section 4.03 will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of such Unrestricted Subsidiaries of the Company.

(e) The Company shall make available to any prospective purchaser of Notes or beneficial owner of Notes in connection with any sale of Notes the information required by Rule 144A(d)(4) under the Securities Act so long as such Notes are not freely transferable under the Securities Act.

Section 4.04 Compliance Certificate.

(a) The Company shall deliver to the Trustee, within 120 days after the end of each fiscal year, an Officer's Certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officer with a view to determining whether the Company and its Subsidiaries, as applicable, have kept, observed, performed and fulfilled their obligations under this Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in this Indenture and are not in default in the performance or observance of any of the terms, provisions and conditions of this Indenture (or, if a Default or Event of Default has occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto).

(b) So long as any of the Notes are outstanding, the Company will deliver to the Trustee, within 30 days after the occurrence thereof, an Officer's Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

Section 4.05 Taxes.

The Company will pay, and will cause each of its Subsidiaries to pay, prior to delinquency, all material taxes, assessments, and governmental levies except such as are contested in good faith and by appropriate proceedings or where the failure to effect such payment is not adverse in any material respect to the Holders of the Notes.

Section 4.06 Stay, Extension and Usury Laws.

The Company and each of the Guarantors covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Indenture; and the Company and each of the Guarantors (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law has been enacted.

Section 4.07 Limitations on Restricted Payments

.

(a) The Company will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to:

(1) declare or pay any dividend or make any distribution on or in respect of the Company's or any Restricted Subsidiary's Capital Stock (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) except:

(A) dividends or distributions payable in Capital Stock of the Company (other than Disqualified Stock) or in options, warrants or other rights to purchase such Capital Stock of the Company; and

(B) dividends or distributions payable to the Company or a Restricted Subsidiary (and, in the case of any such Restricted Subsidiary making such dividend or distribution, to holders of its Capital Stock other than the Company or another Restricted Subsidiary on no more than a pro rata basis);

(2) purchase, redeem, retire or otherwise acquire for value any Capital Stock of the Company or any Parent Company of the Company held by Persons other than the Company or a Restricted Subsidiary;

(3) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Indebtedness (other than (a) any such purchase, repurchase, redemption, defeasance or other acquisition or retirement in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case, due within one year of the date of purchase, repurchase, redemption, defeasance or other acquisition or retirement and (b) any Indebtedness Incurred pursuant to Section 4.09(b)(4)); or

(4) make any Restricted Investment;

(any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Restricted Investment referred to in clauses (1) through (4) are referred to herein as a "*Restricted Payment*"), if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

(A) a Default shall have occurred and be continuing (or would result immediately thereafter therefrom);

(B) the Company is not able to Incur an additional $1.00 of Indebtedness pursuant to Section 4.09(a) hereof after giving effect, on a pro forma basis, to such Restricted Payment; and

(C) the aggregate amount of such Restricted Payment and all other Restricted Payments made subsequent to April 1, 2014 (and not returned or rescinded) (including Permitted Payments permitted by clauses (1)(a) and (6) of Section 4.07(b) hereof, but excluding all other Restricted Payments permitted by 4.07(b) hereof) would exceed the sum of (without duplication):

(i) 100% of Consolidated Cash Flow for the period (treated as one accounting period) from April 1, 2014 to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which internal consolidated financial statements of the Company are available (or, in the case such Consolidated Cash Flow for such period is a deficit, minus 100% of such deficit) less 1.4 times Consolidated Interest Expense for the same period;

(ii) 100% of the aggregate Net Cash Proceeds, and the fair market value of property or assets or marketable securities, received by the Company from the issue or sale of its Capital Stock (other than Disqualified Stock) subsequent to April 1, 2014 or otherwise contributed to the equity (other than through the issuance of Disqualified Stock) of the Company subsequent to April 1, 2014 (other than (x) Net Cash Proceeds or property or assets or marketable securities received from an issuance or sale of such Capital Stock to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Company or any Subsidiary of the Company for the benefit of its employees to the extent funded by the Company or any Restricted Subsidiary, (y) Net Cash Proceeds or property or assets or marketable securities to the extent that any Restricted Payment has been made from such proceeds in reliance on clause (6) of Section 4.07(b) hereof and (z) Excluded Contributions;

(iii) 100% of the aggregate Net Cash Proceeds, and the fair market value of property or assets or marketable securities, received by the Company or any Restricted Subsidiary from the issuance or sale (other than to the Company or a Restricted Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any Subsidiary of the Company for the benefit of their employees to the extent funded by the Company or any Restricted Subsidiary) by the Company or any Restricted Subsidiary subsequent to April 1, 2014 of any Indebtedness or Disqualified Stock that has been converted into or exchanged for Capital Stock of the Company (other than Disqualified Stock) plus, without duplication, the amount of any cash, and the fair market value of property or assets or marketable securities, received by the Company or any Restricted Subsidiary upon such conversion or exchange;

(iv) 100% of the aggregate amount received in cash and the fair market value, as determined in good faith by the Company, of marketable securities or other property received by means of: (i) the sale or other disposition (other than to the Company or a Restricted Subsidiary) of Restricted Investments made by the Company or its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from the Company or its Restricted Subsidiaries and repayments of loans or advances, and releases of guarantees, which constitute Restricted Investments by the Company or its Restricted Subsidiaries, in each case after April 1, 2014; or (ii) the sale (other than to the Company or a Restricted Subsidiary) of the stock of an Unrestricted Subsidiary, or a distribution from an Unrestricted Subsidiary (other than in each case to the extent of the amount of the Investment in such Unrestricted Subsidiary made by the Company or a Restricted Subsidiary pursuant to clause (12) of Section 4.07 (b) hereof or to the extent of the amount of the Investment that constituted a Permitted Investment) or a dividend from an Unrestricted Subsidiary, after April 1, 2014; and

(v) in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary or the merger or consolidation of an Unrestricted Subsidiary into the Company or a Restricted Subsidiary or the transfer of all or substantially all of the assets of an Unrestricted Subsidiary to the Company or a Restricted Subsidiary after April 1, 2014, the fair market value of the Investment in such Unrestricted Subsidiary (or the assets transferred), as determined in good faith of the Company at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary or at the time of such merger or consolidation or transfer of assets (after taking into consideration any Indebtedness associated with the Unrestricted Subsidiary so designated or merged or consolidated or Indebtedness associated with the assets so transferred), other than to the extent of the amount of the Investment in such Unrestricted Subsidiary made by the Company or a Restricted Subsidiary pursuant to clause (12) of Section 4.07(b) hereof or to the extent of the amount of the Investment that constituted a Permitted Investment.

(b) The provisions of Section 4.07(a) hereof will not prohibit any of the following ("*Permitted Payments*"):

(1) (A) the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of this Indenture or (B) the redemption, repurchase or retirement of Indebtedness if, at the date of any irrevocable redemption notice, such payment would have complied with the provisions of this Indenture;

(2) the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to the Company or a Restricted Subsidiary) of Equity Interests of the Company (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to the Company; *provided*, that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (C)(ii) of Section 4.07(a) hereof;

(3) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Indebtedness made by exchange for, or out of the proceeds of the substantially concurrent sale of, Refinancing Indebtedness permitted to be Incurred pursuant to Section 4.09 hereof;

(4) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Preferred Stock of the Company or a Restricted Subsidiary made by exchange for or out of the proceeds of the substantially concurrent sale of Preferred Stock of the Company or a Restricted Subsidiary, as the case may be, that, in each case, is permitted to be Incurred pursuant to Section 4.09 hereof;

(5) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Indebtedness or Disqualified Stock or Preferred Stock of a Restricted Subsidiary:

(A) from Net Available Cash to the extent permitted under Section 4.10 hereof, but only if the Company shall have first complied with Section 4.10 and purchased all Notes tendered pursuant to any offer to repurchase all the Notes required thereby, prior to purchasing, repurchasing, redeeming, defeasing or otherwise acquiring or retiring such Subordinated Indebtedness, Disqualified Stock or Preferred Stock; or

(B) to the extent required by the agreement governing such Subordinated Indebtedness, Disqualified Stock or Preferred Stock, following the occurrence of a Change of Control (or other similar event described therein as a "change of control"), but only if the Company shall have first complied with Section 4.15 hereof and purchased all Notes tendered pursuant to the offer to repurchase all the Notes required thereby, prior to purchasing, repurchasing, redeeming, defeasing or otherwise acquiring or retiring such Subordinated Indebtedness, Disqualified Stock or Preferred Stock; or

(C) consisting of Acquired Indebtedness (other than Indebtedness Incurred (i) to provide all or any portion of the funds utilized to consummate the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary or was otherwise acquired by the Company or a Restricted Subsidiary or (ii) otherwise in connection with or contemplation of such acquisition);

(6) a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Capital Stock (other than Disqualified Stock) of the Company or its Subsidiaries held by any future, present or former employee, director or consultant of the Company or any of its Subsidiaries (or permitted transferees, assigns, estates, trusts or heirs of such employee, director or consultant) either pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or upon the termination of such employee, director or consultant's employment or directorship; *provided, however*, that the aggregate Restricted Payments made under this clause do not exceed $5.0 million in calendar year 2015 and $2.5 million in any calendar year (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum of $5.0 million in any calendar year); provided further that such amount in any calendar year may be increased by an amount not to exceed:

(A) the cash proceeds from the sale of Capital Stock (other than Disqualified Stock) of the Company to members of management, directors or consultants of the Company or any of its Subsidiaries that occurred after the Issue Date, to the extent the cash proceeds from the sale of such Capital Stock have not otherwise been applied to the payment of Restricted Payments by virtue of clause (C) of Section 4.07(a) hereof; plus

(B) the cash proceeds of key man life insurance policies received by the Company and its Restricted Subsidiaries after the Issue Date; less

(C) the amount of any Restricted Payments made in previous calendar years pursuant to clauses (a) and (b) of this clause;

and *provided further* that cancellation of Indebtedness owing to the Company or any Restricted Subsidiary from members of management, directors, employees or consultants of the Company or its Restricted Subsidiaries in connection with a repurchase of Capital Stock of the Company will not be deemed to constitute a Restricted Payment for purposes of this Section 4.07 or any other provision of this Indenture;

(7) the declaration and payment of dividends on Disqualified Stock, or Preferred Stock of a Restricted Subsidiary, Incurred in accordance with the terms of Section 4.09 hereof;

(8) Restricted Payments in an aggregate amount equal to the amount of Excluded Contributions previously received by the Company;

(9) purchases, repurchases, redemptions, defeasances or other acquisitions or retirements of Capital Stock deemed to occur upon the exercise of stock options, warrants or other rights in respect thereof if such Capital Stock represents a portion of the exercise price thereof;

(10) dividends or other distributions of Capital Stock of, or Indebtedness owed to the Company or a Restricted Subsidiary by, Unrestricted Subsidiaries (unless the Unrestricted Subsidiary's principal asset is cash and Cash Equivalents);

(11) any Restricted Payment made in connection with the Transactions and the fees and expenses related thereto; and

(12) so long as no Default or Event of Default has occurred and is continuing (or would result from), Restricted Payments (including loans or advances) in an aggregate amount outstanding at the time made not to exceed $25.0 million.

(c) For purposes of determining compliance with this Section 4.07, in the event that a Restricted Payment meets the criteria of more than one of the categories of Permitted Payments described in clauses (1) through (12) above, or is permitted pursuant to Section 4.07(a), the Company will be entitled to classify such Restricted Payment (or portion thereof) on the date of its payment or later reclassify such Restricted Payment (or portion thereof) in any manner that complies with this Section 4.07.

(d) The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of such Restricted Payment of the asset(s) or securities proposed to be paid, transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. The fair market value of any cash Restricted Payment shall be their face amount, and the fair market value of any non-cash Restricted Payment, property or assets other than cash shall be determined conclusively by the Board of Directors of the Company acting in good faith.

Section 4.08 Limitation on Restrictions on Distributions from Restricted Subsidiaries.

(a) The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions in cash or otherwise on its Capital Stock or pay any Indebtedness or other obligations owed to the Company or any Restricted Subsidiary;

(2) make any loans or advances to the Company or any Restricted Subsidiary; or

(3) sell, lease or transfer any of its property or assets to the Company or any Restricted Subsidiary;

(b) provided that (x) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock and (y) the subordination of (including the application of any standstill requirements to) loans or advances made to the Company or any Restricted Subsidiary to other Indebtedness Incurred by the Company or any Restricted Subsidiary shall not be deemed to constitute such an encumbrance or restriction.

(c) The provisions of Section 4.08(a) hereof will not prohibit:

(1) any encumbrance or restriction pursuant to (a) any Credit Facility (including the Credit Agreement and any ABL Credit Facility) or (b) any other agreement or instrument, in each case, in effect at or entered into on the Issue Date (or otherwise required as of the Issue Date);

(2) this Indenture, the Security Documents, the Notes and the Note Guarantees;

(3) encumbrances or restrictions arising or existing by reason of applicable law or any applicable rule, regulation or order, or required by any regulatory authority;

(4) any encumbrance or restriction pursuant to an agreement or instrument of a Person or relating to any Capital Stock or Indebtedness of a Person, entered into on or before the date on which such Person was acquired by or merged, consolidated or otherwise combined with or into the Company or any Restricted Subsidiary, or was designated as a Restricted Subsidiary or on which such agreement or instrument is assumed by the Company or any Restricted Subsidiary in connection with an acquisition of assets (other than Capital Stock or Indebtedness Incurred as consideration in, or to provide all or any portion of the funds utilized to consummate, the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary or was acquired by the Company or was merged, consolidated or otherwise combined with or into the Company or any Restricted Subsidiary or entered into in contemplation of or in connection with such transaction) and outstanding on such date; provided that, for the purposes of this clause, if another Person is the Successor Company, any Subsidiary thereof or agreement or instrument of such Person or any such Subsidiary shall be deemed acquired or assumed by the Company or any Restricted Subsidiary when such Person becomes the Successor Company;

(5) any encumbrance or restriction:

(A) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract or agreement, or the assignment or transfer of any lease, license or other contract or agreement;

(B) contained in mortgages, pledges, charges or other security agreements permitted under this Indenture or securing Indebtedness of the Company or a Restricted Subsidiary permitted under this Indenture to the extent such encumbrances or restrictions restrict the transfer or encumbrance of the property or assets subject to such mortgages, pledges, charges or other security agreements; or

(C) pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Company or any Restricted Subsidiary;

(6) any encumbrance or restriction pursuant to Purchase Money Obligations and Capitalized Lease Obligations permitted under this Indenture, in each case, that impose encumbrances or restrictions on the property so acquired;

(7) any encumbrance or restriction imposed pursuant to an agreement entered into for the direct or indirect sale or disposition to a Person of all or substantially all the Capital Stock or assets of the Company or any Restricted Subsidiary (or the property or assets that are subject to such restriction) pending the closing of such sale or disposition;

(8) customary provisions in leases, licenses, joint venture agreements and other similar agreements and instruments;

(9) any encumbrance or restriction on cash or other deposits or net worth imposed by customers under agreements entered into in the ordinary course of business;

(10) any encumbrance or restriction pursuant to Hedging Obligations;

(11) any encumbrance or restriction arising pursuant to an agreement or instrument relating to any Indebtedness permitted to be Incurred subsequent to the Issue Date pursuant to the provisions of Section 4.09 hereof if the encumbrances and restrictions contained in any such agreement or instrument taken as a whole are not materially less favorable to the Holders than the encumbrances and restrictions contained in the Credit Agreements, together with the security documentation associated therewith as in effect on the Issue Date;

(12) any encumbrance or restriction existing by reason of any lien permitted by Section 4.12 hereof; or

(13) any encumbrance or restriction pursuant to an agreement or instrument effecting a refinancing of Indebtedness Incurred pursuant to, or that otherwise extends, renews, restates, replaces, restructures or refinances, an agreement or instrument referred to in clauses (1) to (12) of this Section 4.08(b) or this clause (13) (an "*Initial Agreement*") or contained in any amendment, supplement, extension, renewal, restatement, replacement, restructuring or other modification to an agreement referred to in clauses (1) to (12) of this Section 4.08(b) or this clause (13); *provided, however*, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such agreement or instrument are no less favorable in any material respect to the Holders taken as a whole than the encumbrances and restrictions contained in the Initial Agreement or Initial Agreements to which such refinancing or amendment, supplement or other modification relates (as determined in good faith by the Company).

(d) For purposes of determining compliance with this Section 4.08, (i) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions on Capital Stock shall not be deemed a restriction on the ability to make distributions on Capital Stock and (ii) the subordination of loans or advances made to the Company or a Restricted Subsidiary of the Company of other Indebtedness Incurred by the Company or any such Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances.

Section 4.09 Limitation on Indebtedness.

(a) The Company will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (including Acquired Indebtedness); *provided, however*, that, subject to the provisions of Section 4.09(c) hereof, the Company and any of its Restricted Subsidiaries may Incur Indebtedness (including Acquired Indebtedness) if on the date of such Incurrence and after giving pro forma effect thereto (including pro forma application of the proceeds thereof), the Leverage Ratio for the Company and its Restricted Subsidiaries is no greater than 7.00 to 1.00.

(b) The provisions of Section 4.09(a) hereof will not prohibit the Incurrence of the following Indebtedness ("*Permitted Indebtedness*"):

(1) Indebtedness Incurred pursuant to any Credit Facility (including letters of credit or bankers' acceptances issued or created under any Credit Facility), and any Refinancing Indebtedness in respect thereof and Guarantees in respect of such Indebtedness in a maximum aggregate principal amount at any time outstanding not exceeding (i) $375.0 million, plus (ii) in the case of any refinancing of any Indebtedness permitted under this clause or any portion thereof, the aggregate amount of fees, underwriting discounts, premiums and other costs and expenses Incurred in connection with such refinancing;

(2) Indebtedness Incurred pursuant to the ABL Credit Facility, and any Refinancing Indebtedness in respect thereof and Guarantees in respect of such Indebtedness in a maximum aggregate principal amount at any time outstanding not (i) exceeding $25.0 million, plus (ii) in the case of any refinancing of any Indebtedness permitted under this clause or any portion thereof, the aggregate amount of fees, underwriting discounts, premiums and other costs and expenses Incurred in connection with such refinancing;

(3) Guarantees by the Company or any Restricted Subsidiary of Indebtedness of the Company or any Guarantor so long as the Incurrence of such Indebtedness is permitted under the terms of this Indenture;

(4) Indebtedness of the Company owing to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owing to and held by the Company or any Restricted Subsidiary; *provided, however*, that:

(A) if the Company or any Guarantor is the obligor on such Indebtedness and the payee is not the Company or a Guarantor, such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the Notes, in the case of the Company, or the Note Guarantee, in the case of a Guarantor;

(B) any subsequent issuance or transfer of Capital Stock or any other event which results in any such Indebtedness being beneficially held by a Person other than the Company or a Restricted Subsidiary of the Company; and

(C) any sale or other transfer of any such Indebtedness to a Person other than the Company or a Restricted Subsidiary of the Company,

shall be deemed, in each case, to constitute an Incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be;

(5) Indebtedness represented by (a) the Notes (other than any Additional Notes), including any Note Guarantee thereof, (b) any Indebtedness (other than Indebtedness Incurred pursuant to clauses (1), (3) and this clause (5)(a)) outstanding on the Issue Date (including the 9.25% Notes and any Guarantee thereof and the Comcast Note), (c) Refinancing Indebtedness Incurred by the Company or any Restricted Subsidiary in respect of any Indebtedness described in this clause (5) (a), (b) and (c) or clauses (6), (7), (11) or (15) of this Section 4.09(b) or Incurred pursuant to Section 4.09(a) hereof, and (d) Management Advances;

(6) Indebtedness of (x) the Company or any Guarantor Incurred or issued to finance an acquisition or (y) Persons that are acquired by the Company or any Restricted Subsidiary or merged into or consolidated with the Company or a Restricted Subsidiary in accordance with the terms of this Indenture; *provided* that after giving effect to such acquisition, merger or consolidation, either:

(A) the Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Leverage Ratio test set forth in Section 4.09(a); or

(B) the Leverage Ratio of the Company would not be greater than immediately prior to such acquisition, merger or consolidation;

(7) Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes);

(8) Indebtedness incurred by the Company or any Restricted Subsidiary represented by Capitalized Lease Obligations or Purchase Money Obligations in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause and then outstanding and any Refinancing Indebtedness in respect thereof, does not exceed $15.0 million;

(9) Indebtedness in respect of (a) workers' compensation claims, self-insurance obligations, performance, indemnity, surety, judgment, appeal, advance payment, customs, value added or other tax or other guarantees or other similar bonds, instruments or obligations and completion guarantees and warranties provided by the Company or a Restricted Subsidiary or relating to liabilities, obligations or guarantees Incurred in the ordinary course of business, (b) the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; *provided, however*, that such Indebtedness is extinguished within five Business Days of Incurrence; (c) customer deposits and advance payments received in the ordinary course of business from customers for goods or services purchased in the ordinary course of business; and (d) letters of credit, bankers' acceptances, guarantees or other similar instruments or obligations issued or relating to liabilities or obligations Incurred in the ordinary course of business;

(10) Indebtedness arising from agreements providing for guarantees, indemnification, obligations in respect of earn-outs or other adjustments of purchase price or, in each case, similar obligations, in each case, Incurred or assumed in connection with the acquisition or disposition of any business or assets or Person or any Capital Stock of a Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring or disposing of such business or assets or such Subsidiary for the purpose of financing such acquisition or disposition); provided that the maximum liability of the Company and its Restricted Subsidiaries in respect of all such Indebtedness in connection with a disposition shall at no time exceed the gross proceeds, including the fair market value of non-cash proceeds (measured at the time received and without giving effect to any subsequent changes in value), actually received by the Company and its Restricted Subsidiaries in connection with such disposition;

(11) Indebtedness of the Company or, subject to 4.09(c) hereof, any Restricted Subsidiary not otherwise permitted hereunder in an aggregate amount not to exceed, together with any Refinancing Indebtedness in respect thereof, $20.0 million at any time outstanding (it being understood that any Indebtedness incurred or issued pursuant to this clause (11) shall cease to be deemed incurred or outstanding for purposes of this clause (11) but shall be deemed incurred pursuant to 4.09(a) hereof from and after the first date on which the Company or such Restricted Subsidiary could have incurred such Indebtedness under Section 4.09(a) without reliance on this clause (11));

(12) Indebtedness consisting of promissory notes issued by the Company or any of its Subsidiaries to any current or former employee, director or consultant of the Company or any of its Subsidiaries (or permitted transferees, assigns, estates, or heirs of such employee, director or consultant), to finance the purchase or redemption of Capital Stock of the Company or any of its Subsidiaries that is permitted by Section 4.07 hereof;

(13) Indebtedness of the Company or any of its Restricted Subsidiaries consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements, in each case, Incurred in the ordinary course of business;

(14) Indebtedness of the Company or any Restricted Subsidiary to the extent the proceeds of such Indebtedness are deposited and used to defease or satisfy and discharge the Notes pursuant to Articles 8 or 12 hereof, as applicable; and

(15) Indebtedness in an aggregate outstanding principal amount which, when taken together with any Refinancing Indebtedness in respect thereof and the principal amount of all other Indebtedness Incurred pursuant to this clause and then outstanding, will not exceed $20.0 million.

(c) Non-Guarantor Subsidiaries may not Incur Indebtedness or issue Disqualified Stock or Preferred Stock under Section 4.09(a) hereof or clause (11) of 4.09(b) hereof if, after giving pro forma effect to such incurrence or issuance (including a pro forma application of the net proceeds therefrom), the aggregate amount of Indebtedness and Disqualified Stock and Preferred Stock of Non-Guarantor Subsidiaries incurred or issued pursuant to Section 4.09(a) hereof and clause (11) of Section 4.09(b) hereof, collectively, would exceed $20.0 million.

(d) For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to and in compliance with this Section 4.09:

(1) in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in Section 4.09(a) or (b) hereof, the Company, in its sole discretion, will classify, and may from time to time reclassify, such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of the clauses of Section 4.09(b) or Section 4.09(a) hereof;

(2) additionally, all or any portion of any item of Indebtedness may later be classified as having been Incurred pursuant to any type of Indebtedness described in Section 4.09(a) or Section 4.09(b) hereof so long as such Indebtedness is permitted to be Incurred pursuant to such provision at the time of reclassification;

(3) all Indebtedness outstanding on the Issue Date under the Credit Agreement shall be deemed to be Incurred on the Issue Date under clause (1) of the Section 4.09(b) and may not later be reclassified;

(4) Guarantees of, or obligations in respect of letters of credit, bankers' acceptances or other similar instruments relating to, or Liens securing, Indebtedness that is otherwise included in the determination of a particular amount of Indebtedness shall not be included;

(5) if obligations in respect of letters of credit, bankers' acceptances or other similar instruments are Incurred pursuant to any Credit Facility and are being treated as Incurred pursuant to clause (1), (8) or (11) of Section 4.09(b) or Section 4.09(a) hereof and the letters of credit, bankers' acceptances or other similar instruments relate to other Indebtedness, then such other Indebtedness shall not be included;

(6) the principal amount of any Disqualified Stock of the Company or a Restricted Subsidiary, or Preferred Stock of a Restricted Subsidiary, will be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof; and

(7) the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined on the basis of GAAP.

(e) The Company will not incur, and will not permit any Guarantor to incur, any Indebtedness (including Permitted Indebtedness) that is contractually subordinated in right of payment to any other Indebtedness of the Company or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the Notes and the applicable Note Guarantee on substantially identical terms; *provided*, *however*, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Company or such Guarantor solely by virtue of being unsecured or by virtue of being secured on a junior priority basis.

(f) Accrual of interest, accrual of dividends, the accretion of accreted value, the accretion or amortization of original issue discount, the payment of interest in the form of additional Indebtedness, the payment of dividends in the form of additional shares of Preferred Stock or Disqualified Stock or the reclassification of commitments or obligations not treated as Indebtedness due to a change in GAAP, will not be deemed to be an Incurrence of Indebtedness for purposes of this Section 4.09 and Section 4.12 hereof. The amount of any Indebtedness outstanding as of any date shall be (a) the accreted value thereof in the case of any Indebtedness issued with original issue discount and (b) the principal amount of the Indebtedness, or liquidation preference thereof, in the case of any other Indebtedness.

(g) If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary, any Indebtedness of such Subsidiary shall be deemed to be Incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be Incurred as of such date under this Section 4.09, the Company shall be in default of this Section 4.09).

(h) Notwithstanding any other provision of this Section 4.09, the maximum amount of Indebtedness that the Company or a Restricted Subsidiary may Incur pursuant to this Section 4.09 shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

Section 4.10 Limitation on Sale of Assets and Subsidiary Stock.

(a) The Company will not, and will not permit any of its Restricted Subsidiaries to, make any Asset Disposition unless:

(1) the Company or such Restricted Subsidiary, as the case may be, receives consideration (including by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise) at least equal to the fair market value (such fair market value to be determined on the date of contractually agreeing to such Asset Disposition), as determined in good faith by the Board of Directors of the Company, of the shares and assets subject to such Asset Disposition (including, for the avoidance of doubt, if such Asset Disposition is a Permitted Asset Swap);

(2) in any such Asset Disposition, or series of related Asset Dispositions (except to the extent the Asset Disposition is a Permitted Asset Swap), at least 75% of the consideration from such Asset Disposition (including by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise) received by the Company or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; and

(3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company or such Restricted Subsidiary, as the case may be, at its option, to permanently reduce:

(A) Obligations constituting Parity Lien Obligations (and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto); provided that (x) to the extent that the terms of Parity Lien Obligations (other than Obligations under the Notes) require that such Parity Lien Obligations be repaid with the Net Proceeds of Asset Dispositions prior to repayment of other Indebtedness (including the Notes), the Company and its Restricted Subsidiaries shall be entitled to repay such other Parity Lien Obligations prior to repaying the Obligations under the Notes and (y) except as provided in the foregoing clause (x), if the Company or any Restricted Subsidiary shall so reduce Parity Lien Obligations, the Company will equally and ratably reduce Obligations under the Notes as provided in Section 3.07 hereof through open-market purchases (provided that such purchases are at or above 100% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth herein for an Asset Disposition Offer) to all Holders to purchase their Notes at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest on the principal amount of Notes so purchased;

(B) Obligations ranking pari passu with the Notes other than Parity Lien Obligations so long as the relevant Net Proceeds are received with respect to non-Collateral; *provided* that if the Company or any Restricted Subsidiary shall so reduce any such pari passu Obligations, the Company will equally and ratably reduce Obligations under the Notes in any manner set forth in clause (a) above; or

(C) Indebtedness of a Restricted Subsidiary that is not a Guarantor, other than Indebtedness owed to the Company or another Restricted Subsidiary; or

(D) to the extent the Company or such Restricted Subsidiary elects, to invest in or commit to invest in Additional Assets (including by means of an investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by the Company or another Restricted Subsidiary) within 365 days from the later of (i) the date of such Asset Disposition and (ii) the receipt of such Net Available Cash; *provided, however*, that any such reinvestment in Additional Assets made pursuant to a definitive binding agreement or a commitment approved by the Board of Directors of the Company that is executed or approved within such time will satisfy this requirement, so long as such investment is consummated within 180 days of such 365th day; *provided, further, however*, that the Additional Assets (including Capital Stock) acquired with the Net Available Cash of a disposition of Collateral are pledged as Collateral to the extent required under the Security Documents (except to the extent the Lien thereon is released by the lenders under the Credit Agreement);

provided that, pending the final application of any such Net Available Cash, the Company and its Restricted Subsidiaries may temporarily reduce Indebtedness or otherwise use such Net Available Cash in any manner not prohibited by this Indenture.

(b) Any Net Available Cash from Asset Dispositions that is not applied or invested or committed to be applied or invested as provided in Section 4.10(a) will be deemed to constitute "*Excess Proceeds*" hereunder. On the 366th day after an Asset Disposition, if the aggregate amount of Excess Proceeds hereunder exceeds $10.0 million, the Company will within 30 Business Days be required to make an Asset Disposition Offer to all Holders of Notes issued under this Indenture and, to the extent required by the terms of any Pari Passu Indebtedness, to all holders of other outstanding Pari Passu Indebtedness, to purchase the maximum principal amount of Notes and any such Pari Passu Indebtedness to which the Asset Disposition Offer applies that may be purchased out of the Excess Proceeds, at an offer price in respect of the Notes in an amount equal to 100% of the principal amount of the Notes and Pari Passu Indebtedness, in each case, plus accrued and unpaid interest, if any, to, but not including, the date of purchase, in accordance with the procedures set forth in Section 3.09 hereof or the agreements governing the Pari Passu Indebtedness, as applicable, and, with respect to the Notes, in minimum denominations of $2,000 and in integral multiples of $1,000 in excess thereof. The Company may satisfy its obligation to make an Asset Disposition Offer with respect to any Net Available Cash of any Asset Disposition by making an Asset Disposition Offer with respect to such Net Available Cash prior to the expiration of the 365-day period.

(c) To the extent that the aggregate amount of Notes and Pari Passu Indebtedness so validly tendered and not properly withdrawn pursuant to an Asset Disposition Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for any purpose not prohibited by this Indenture. If the aggregate principal amount of the Notes surrendered in any Asset Disposition Offer by Holders and other Pari Passu Indebtedness surrendered by holders or lenders, collectively, exceeds the amount of Excess Proceeds, the Excess Proceeds shall be allocated among the Notes and Pari Passu Indebtedness to be purchased on a pro rata basis on the basis of the aggregate principal amount of tendered Notes and Pari Passu Indebtedness, provided that no Notes or other Pari Passu Indebtedness will be selected and purchased in an unauthorized denomination. Upon completion of any Asset Disposition Offer, the amount of Excess Proceeds shall be reset at zero.

(d) To the extent that any portion of Net Available Cash payable in respect of the Notes is denominated in a currency other than U.S. dollars, the amount thereof payable in respect of the Notes shall not exceed the net amount of funds in U.S. dollars that is actually received by the Company upon converting such portion into U.S. dollars.

(e) For the purposes of Section 4.10(a)(2) hereof, the following will be deemed to be cash:

(1) the assumption by the transferee of Indebtedness or other liabilities of the Company or a Restricted Subsidiary (other than Subordinated Indebtedness of the Company or a Guarantor) and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness or other liability in connection with such Asset Disposition;

(2) securities, notes or other obligations received by the Company or any Restricted Subsidiary of the Company from the transferee that are converted by the Company or such Restricted Subsidiary into cash or Cash Equivalents within 180 days following the closing of such Asset Disposition;

(3) Indebtedness of any Restricted Subsidiary that is no longer a Restricted Subsidiary as a result of such Asset Disposition, to the extent that the Company and each other Restricted Subsidiary are released from any Guarantee of payment of such Indebtedness in connection with such Asset Disposition;

(4) consideration consisting of Indebtedness of the Company (other than Subordinated Indebtedness) received after the Issue Date from Persons who are not the Company or any Restricted Subsidiary; and

(5) any Designated Non-Cash Consideration received by the Company or any Restricted Subsidiary in such Asset Dispositions having an aggregate fair market value, taken together with all other Designated Non-Cash Consideration received pursuant to this Section 4.10 that is at that time outstanding, not to exceed the greater of (a) $25.0 million and (b) 2.50% of Total Assets (with the fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value).

(f) The Company will comply to the extent applicable with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to this Section 4.10. To the extent that the provisions of any securities laws or regulations conflict with the provisions of Section 3.09 hereof or this Section 4.10, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under Section 3.09 hereof or this Section 4.10 by virtue of such compliance.

Section 4.11 Limitation on Affiliate Transactions.

(a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company (an "Affiliate Transaction") involving aggregate value in excess of $2.0 million unless:

(1) the terms of such Affiliate Transaction taken as a whole are not materially less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable transaction at the time of such transaction or the execution of the agreement providing for such transaction in arm's length dealings with a Person who is not such an Affiliate; and

(2) the Company delivers to the Trustee:

(A) with respect to any Affiliate Transaction or series of Affiliate Transactions involving an aggregate value in excess of $10.0 million, an Officer's Certificate stating that the terms of such transaction have been approved by a majority of the members of the Board of Directors of the Company; and

(B) with respect to any Affiliate Transaction or series of Affiliate Transactions involving an aggregate value in excess of $20.0 million, a written opinion of an Independent Financial Advisor that such Affiliate Transaction or series of Affiliate Transactions is not less favorable to the Company and its Restricted Subsidiaries than could reasonably be expected to be obtained at the time in an arm's length transaction with a person that is not an Affiliate.

Any Affiliate Transaction shall be deemed to have satisfied the requirements set forth in clause (2) of this Section 4.11(a) if such Affiliate Transaction is approved by a majority of the Disinterested Directors, if any.

(b) The provisions of Section 4.11(a) will not apply to:

(1) any Restricted Payment permitted to be made pursuant to Section 4.07 hereof or any Permitted Investment;

(2) any issuance or sale of Capital Stock, options, other equity-related interests or other securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, or entering into, or maintenance of, or amendments or modifications to, any employment, consulting, collective bargaining or benefit plan, program, agreement or arrangement, related trust or other similar agreement and other compensation arrangements, options, warrants or other rights to purchase Capital Stock of the Company, any Restricted Subsidiary or any Parent Company, restricted stock plans, long-term incentive plans, stock appreciation rights plans, participation plans or similar employee benefits or consultants' plans (including valuation, health, insurance, deferred compensation, severance, retirement, savings or similar plans, programs or arrangements) or indemnities provided on behalf of officers, employees, directors or consultants approved by the Board of Directors of the Company, in each case in the ordinary course of business;

(3) any Management Advances and any waiver or transaction with respect thereto;

(4) any transaction between or among the Company and any Restricted Subsidiary (or an entity that becomes a Restricted Subsidiary as a result of such transaction), or between or among Restricted Subsidiaries;

(5) the payment of compensation, reasonable fees and reimbursement of expenses to, and customary indemnities (including under customary insurance policies) and employee benefit and pension expenses provided on behalf of, directors, officers, consultants or employees of the Company or any Restricted Subsidiary of the Company (whether directly or indirectly and including through any Person owned or controlled by any of such directors, officers or employees);

(6) the entry into and performance of obligations of the Company or any of its Restricted Subsidiaries under the terms of any transaction arising out of, and any payments pursuant to or for purposes of funding, any agreement or instrument in effect as of or on the Issue Date, as these agreements and instruments may be amended, modified, supplemented, extended, renewed or refinanced from time to time in accordance with the other terms of this Section 4.11 or to the extent not more disadvantageous to the Holders in any material respect;

(7) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business, which are fair to the Company or the relevant Restricted Subsidiary in the reasonable determination of the Board of Directors or the senior management of the Company or the relevant Restricted Subsidiary, or are on terms no less favorable than those that could reasonably have been obtained at such time from an unaffiliated party;

(8) any transaction between or among the Company or any Restricted Subsidiary and any Affiliate of the Company or similar entity that would constitute an Affiliate Transaction solely because the Company or a Restricted Subsidiary owns an equity interest in or otherwise controls such Affiliate or similar entity;

(9) issuances or sales of Capital Stock (other than Disqualified Stock) of the Company or options, warrants or other rights to acquire such Capital Stock and the granting of registration and other customary rights in connection therewith or any contribution to capital of the Company or any Restricted Subsidiary;

(10) transactions in which the Company or any Restricted Subsidiary, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (1) of Section 4.11(a);

(11) the existence of, or the performance by the Company or any Restricted Subsidiary of its obligations under the terms of, any equityholders agreement (including any registration rights agreement or purchase agreements related thereto) to which it is party as of the Issue Date and any similar agreement that it may enter into thereafter; *provided, however*, that the existence of, or the performance by the Company or any Restricted Subsidiary of its obligations under any future amendment to the equityholders' agreement or under any similar agreement entered into after the Issue Date will only be permitted under this clause to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the Holders in any material respects; and

(12) any purchases by the Company's Affiliates of Indebtedness or Disqualified Stock of the Company or any of its Restricted Subsidiaries the majority of which Indebtedness or Disqualified Stock is purchased by Persons who are not the Company's Affiliates; provided that such purchases by the Company's Affiliates are on the same terms as such purchases by such Persons who are not the Company's Affiliate.

Section 4.12 Limitation on Liens.

The Company will not, and will not permit any Guarantor to, directly or indirectly, create, incur, assume or suffer to exist any Lien (except Permitted Liens) that secures Obligations under any Indebtedness or any related Guarantee of Indebtedness, on any asset or property of the Company or any Guarantor, or any income or profits therefrom, or assign or convey any right to receive income therefrom.

Section 4.13 Business Activities.

The Company will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than a Permitted Business, except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole.

Section 4.14 Corporate Existence.

Subject to Article 5 hereof, the Company shall do or cause to be done all things necessary to preserve and keep in full force and effect:

(1) its corporate existence, and the corporate, partnership or other existence of each of its Subsidiaries, in accordance with the respective organizational documents (as the same may be amended from time to time) of the Company or any such Subsidiary; and

(2) the rights (charter and statutory), licenses and franchises of the Company and its Subsidiaries; *provided, however*, that the Company shall not be required to preserve any such right, license or franchise, or the corporate, partnership or other existence of any of its Subsidiaries, if the Board of Directors of the Company shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Company and its Subsidiaries, taken as a whole, and that the loss thereof is not adverse in any material respect to the Holders of the Notes.

Section 4.15 Offer to Repurchase Upon Change of Control.

(a) Upon the occurrence of a Change of Control, unless the Company has previously or concurrently delivered a redemption notice (that may only be conditional upon the occurrence of such Change of Control) with respect to all the outstanding Notes as set forth under Section 3.07 hereof , the Company will make an offer to purchase all of the Notes (the "*Change of Control Offer*") at a price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to but excluding the date of repurchase, subject to the right of Holders of the Notes of record on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Company will deliver notice of such Change of Control Offer electronically or by first-class mail, with a copy to the Trustee, to each Holder of Notes at the address of such Holder appearing in the security register or otherwise in accordance with the procedures of DTC, describing the transaction or transactions that constitute the Change of Control and stating:

(1) that the Change of Control Offer is being made pursuant to this Section 4.15 and that all Notes tendered will be accepted for payment;

(2) the purchase price and the purchase date, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the "*Change of Control Payment Date*");

(3) that any Note not tendered will continue to accrue interest;

(4) that, unless the Company defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest after the Change of Control Payment Date;

(5) that Holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender the Notes, with the form entitled "Option of Holder to Elect Purchase" attached to the Notes completed, or transfer by book-entry transfer, to the Paying Agent at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

(6) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the second Business Day preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of Notes delivered for purchase, and a statement that such Holder is withdrawing his election to have the Notes purchased; and

(7) that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered, which unpurchased portion must be equal to $2,000 in principal amount or an integral multiple of $1,000 in excess thereof.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act, as applicable, and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with this Section 4.15, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this Section 4.15 by virtue thereof.

(b) On the Change of Control Payment Date, the Company will, to the extent lawful:

(1) accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(3) deliver or cause to be delivered to the Trustee the Notes properly accepted together with an Officer's Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Company.

The Paying Agent will promptly mail (but in any case not later than five days after the Change of Control Payment Date) to each Holder of Notes properly tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

Prior to complying with any of the provisions of this Section 4.15, but in any event within 90 days following a Change of Control, the Company will either repay all outstanding Senior Indebtedness or obtain the requisite consents, if any, under all agreements governing outstanding Senior Indebtedness to permit the repurchase of Notes required by this Section 4.15.

(c) Notwithstanding anything to the contrary in this Section 4.15, the Company will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Section 4.15 and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer, (2) notice of redemption has been given pursuant to Section 3.07 hereof and, in the event that such redemption is subject to one or more conditions precedent, such conditions have been satisfied or waived or (3) in the event that, upon the consummation of such Change of Control, the Company defeases or discharges the Notes as provided for under Articles 8 or 12 hereof, as applicable.

(d) Notwithstanding anything to the contrary contained herein, a Change of Control Offer may be made in advance of a Change of Control, conditioned upon the consummation of such Change of Control, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer is made.

(e) If holders of not less than 90% in aggregate principal amount of the outstanding Notes validly tender and do not withdraw such Notes in a Change of Control Offer and the Company, or any third party making a Change of Control Offer in lieu of the Company as described above, purchases all of the Notes validly tendered and not withdrawn by such holders, the Company or such third party will have the right, upon not less than 30 nor more than 60 days' prior notice, given not more than 30 days following such purchase pursuant to the Change of Control Offer described above, to redeem all Notes that remain outstanding following such purchase at a price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest to but excluding the date of redemption.

Section 4.16 [Reserved].

Section 4.17 Additional Note Guarantees.

The Company is obligated to cause (a) each Subsidiary that becomes a Wholly Owned Domestic Subsidiary after the Issue Date (other than a Restricted Subsidiary that constitutes an Immaterial Subsidiary or a Foreign Subsidiary guaranteeing solely Indebtedness of another Foreign Subsidiary) which Subsidiary guarantees Indebtedness under the Credit Agreement, any additional Parity Lien Obligations, other syndicated bank indebtedness or capital markets debt securities of the Company or any of its Restricted Subsidiaries and (b) any Foreign Subsidiary that guarantees Indebtedness of the Company or any Guarantor to guarantee the Notes and the Company's other obligations under this Indenture by executing a supplemental indenture to provide a Note Guarantee within 30 business days after the date its obligation to guarantee the Notes and the Company's other obligations under this Indenture arises. The form of such supplemental indenture is attached as Exhibit F hereto.

The Company may elect, in its sole discretion, to cause any Subsidiary that is not otherwise required to be a Guarantor to become a Guarantor.

Section 4.18 Designation of Restricted and Unrestricted Subsidiaries.

The Board of Directors of the Company may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary designated as an Unrestricted Subsidiary will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under Section 4.07 hereof or under one or more clauses of the definition of Permitted Investments, as determined by the Company. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of the Company may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the Trustee by filing with the Trustee a resolution of the Board of Directors of the Company giving effect to such designation and an Officer's Certificate certifying that such designation complies with the preceding conditions and was permitted by Section 4.07 hereof. If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of this Indenture and any Indebtedness of such Subsidiary will be deemed to be Incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be Incurred as of such date under Section 4.09 hereof, the Company will be in default of Section 4.09 hereof.

The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company; provided that such designation will be deemed to be an Incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under Section 4.09 hereof, calculated on a pro forma basis as if such designation had occurred at the beginning of the applicable reference period; and (2) no Default or Event of Default would be in existence following such designation. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a certified copy of a resolution of the Board of Directors of the Company giving effect to such designation and an Officer's Certificate certifying that such designation complies with the preceding conditions.

Section 4.19 Suspension of Covenants on Achievement of Investment Grade Status.

(a) Following the first day:

(1) the Notes have achieved Investment Grade Status; and

(2) no Default or Event of Default has occurred and is continuing under this Indenture,

then, beginning on that day and continuing until the Reversion Date (as defined below), the Company and its Restricted Subsidiaries will not be subject to the following provisions (collectively, the "*Suspended Covenants*"):

(i) Section 4.07;

(ii) Section 4.08;

(iii) Section 4.09;

(iv) Section 4.10;

(v) Section 4.11;

(vi) Section 4.13;

(vii) Section 4.15;

(viii) Section 4.17; and

(ix) Section 5.01(3).

(b) If at any time the Notes cease to have such Investment Grade Status or if a Default or Event of Default occurs and is continuing, then the Suspended Covenants will thereafter be reinstated as if such covenants had never been suspended (the "*Reversion Date*") and be applicable pursuant to the terms hereof (including in connection with performing any calculation or assessment to determine compliance with the terms hereof), unless and until the Notes subsequently attain Investment Grade Status and no Default or Event of Default is in existence (in which event the Suspended Covenants shall no longer be in effect for such time that the Notes maintain an Investment Grade Status and no Default or Event of Default is in existence); *provided, however*, that no Default, Event of Default or breach of any kind shall be deemed to exist under this Indenture, the Notes or the Note Guarantees with respect to the Suspended Covenants based on, and none of the Company or any of its Subsidiaries shall bear any liability for, any actions taken or events occurring during the Suspension Period (as defined below), or any actions taken at any time pursuant to any contractual obligation arising prior to the Reversion Date, regardless of whether such actions or events would have been permitted if the applicable Suspended Covenants remained in effect during such period. The period of time between the date of suspension of the covenants and the Reversion Date is referred to as the "*Suspension Period.*" No Subsidiaries shall be designated as Unrestricted Subsidiaries during a Suspension Period.

(c) On the Reversion Date, all Indebtedness Incurred during the Suspension Period will be classified to have been Incurred pursuant to Section 4.09(a) hereof or one of the clauses set forth in Section 4.09(b) hereof (to the extent such Indebtedness would be permitted to be Incurred thereunder as of the Reversion Date and after giving effect to the Indebtedness Incurred prior to the Suspension Period and outstanding on the Reversion Date). To the extent such Indebtedness would not be so permitted to be Incurred pursuant to Sections 4.09(a) or (b), such Indebtedness will be deemed to have been outstanding on the Issue Date, so that it is classified as permitted under clause (4)(b) of Section 4.09(b) hereof. Calculations made after the Reversion Date of the amount available to be made as Restricted Payments under Section 4.07 hereof will be made as though Section 4.07 had been in effect since the Issue Date and throughout the Suspension Period. Accordingly, Restricted Payments made during the Suspension Period will reduce the amount available to be made as Restricted Payments under Section 4.07 (a). In addition, any future obligation to grant further Guarantees shall be released. All such further obligation to grant Guarantees shall be reinstated upon the Reversion Date.

(d) The Company shall provide written notice to the Trustee within 30 days of the beginning of a Suspension Period as well as any Reversion Date.

ARTICLE 5

SUCCESSORS

Section 5.01 Merger, Consolidation or Sale of Assets.

The Company will not consolidate with or merge with or into, or sell, convey, transfer or lease all or substantially all its assets (determined on a consolidated basis for the Company and its Restricted Subsidiaries) to, any Person, unless:

(1) the resulting, surviving or transferee Person (the "*Successor Company*") will be a Person organized and existing under the laws of the United States of America, any State of the United States or the District of Columbia (provided that where the continuing Person is not a corporation, a co-obligor of the Notes is a corporation that is a Wholly Owned Restricted Subsidiary) and the Successor Company (if not the Company) will expressly assume, by supplemental indenture (or other joinder agreement, as applicable), executed and delivered to the Trustee, all the obligations of the Company under the Notes, this Indenture and the Security Documents and if such Successor Company is not a corporation, a co-obligor of the Notes is a corporation organized or existing under such laws;

(2) immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any Subsidiary of the Successor Company as a result of such transaction as having been Incurred by the Successor Company or such Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(3) immediately after giving effect to such transaction, either (a) the Successor Company would be able to Incur at least an additional $1.00 of Indebtedness pursuant to Section 4.09(a) hereof or (b) the Leverage Ratio would not be greater than it was immediately prior to giving effect to such transaction; and

(4) the Company shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each to the effect that such consolidation, merger or transfer and such supplemental indenture (if any) comply with this Indenture and an Opinion of Counsel to the effect that such supplemental indenture (if any) has been duly authorized, executed and delivered and is a legal, valid and binding agreement enforceable against the Successor Company provided that in giving an Opinion of Counsel, counsel may rely on an Officer's Certificate as to any matters of fact, including as to satisfaction of clauses (2) and (3) above.

For purposes of this Section 5.01, the sale, lease, conveyance, assignment, transfer, or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

Notwithstanding clauses (2), (3) and (4) of this Section 5.01 (which do not apply to transactions referred to in this sentence), (a) any Restricted Subsidiary of the Company may consolidate or otherwise combine with, merge into or transfer all or part of its properties and assets to the Company and (b) any Restricted Subsidiary may consolidate or otherwise combine with, merge into or transfer all or part of its properties and assets to any other Restricted Subsidiary. Notwithstanding clauses (2) and (3) of this Section 5.01 (which do not apply to the transactions referred to in this sentence), the Company may consolidate or otherwise combine with or merge into an Affiliate incorporated or organized for the purpose of changing the legal domicile of the Company, reincorporating the Company in another jurisdiction, or changing the legal form of the Company.

The foregoing provisions (other than the requirements of clause (2) of this Section) shall not apply to the creation of a new Subsidiary as a Restricted Subsidiary of the Company.

Section 5.02 Successor Corporation Substituted.

Upon any consolidation or merger, or any sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the properties or assets of the Company in a transaction that is subject to, and that complies with the provisions of, Section 5.01 hereof, the successor Person formed by such consolidation or into or with which the Company is merged or to which such sale, assignment, transfer, lease, conveyance or other disposition is made shall succeed to, and be substituted for (so that from and after the date of such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition, the provisions of this Indenture referring to the "Company" shall refer instead to the successor Person and not to the Company), and may exercise every right and power of the Company under this Indenture with the same effect as if such successor Person had been named as the Company herein; *provided, however*, that the predecessor Company shall not be relieved from the obligation to pay the principal of, premium on, if any, and interest, if any, on, the Notes except in the case of a lease of all or substantially all of such successor Person's assets in a transaction that is subject to, and that complies with the provisions of, Section 5.01 hereof.

ARTICLE 6

DEFAULTS AND REMEDIES

Section 6.01 Events of Default.

Each of the following is an "*Event of Default*":

(1) default in any payment of interest on any Note when due and payable, continued for 30 days;

(2) default in the payment of the principal amount of or premium, if any, on any Note issued under this Indenture when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

(3) failure to comply with the Company's agreements or obligations contained in this Indenture or the Security Documents for 60 days after written notice by the Trustee on behalf of the Holders or by the Holders of 25% in principal amount of the outstanding Notes (with a copy to the Trustee) which notice requires that the default be remedied and states that it is a notice of default under this Indenture; *provided* that the Company shall have 120 days after the receipt of such notice to remedy, or receive a waiver for, a failure to comply with Section 4.03 hereof

(4) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by the Company any of its Restricted Subsidiaries) other than Indebtedness owed to the Company or a Restricted Subsidiary whether such Indebtedness or Guarantee now exists, or is created after the date hereof, which default:

(A) is caused by a failure to pay principal of such Indebtedness, at its stated final maturity (after giving effect to any applicable grace periods) provided in such Indebtedness (a "*payment default*"); or

(B) results in the acceleration of such Indebtedness prior to its stated final maturity;

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $15.0 million or ;

(5) the Company or a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary:

(A) commences a voluntary case,

(B) consents to the entry of an order for relief against it in an involuntary case,

(C) consents to the appointment of a custodian of it or for all or substantially all of its property,

(D) makes a general assignment for the benefit of its creditors, or

(E) generally is not paying its debts as they become due;

(6) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(A) is for relief against the Company or a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary in an involuntary case;

(B) appoints a custodian of the Company or a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary or for all or substantially all of the property of the Company or a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary; or

(C) orders the liquidation of the Company or a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary;

and the order or decree remains unstayed and in effect for 60 consecutive days; or

(7) failure by the Company or any Significant Subsidiary (or group of Restricted Subsidiaries that together (determined as of the most recent consolidated financial statements of the Company for a fiscal period end provided as required under Section 4.03 hereof) would constitute a Significant Subsidiary), to pay final judgments aggregating in excess of $15.0 million other than any judgments covered by indemnities provided by, or insurance policies issued by, reputable and creditworthy companies, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

(8) any Guarantee of the Notes ceases to be in full force and effect, other than in accordance with the terms of this Indenture or a Guarantor denies or disaffirms its obligations under its Guarantee of the Notes, other than in accordance with the terms thereof or upon release of such Guarantee in accordance with this Indenture; and

(9) with respect to any Collateral constituting more than $10.0 million individually or in the aggregate, any of the Security Documents ceases to be in full force and effect, or any of the Security Documents ceases to give the Holders of the Notes the Liens purported to be created thereby, or any of the Security Documents is declared null and void or the Company or any Restricted Subsidiary denies in writing that it has any further liability under any Security Document or gives written notice to such effect (in each case (i) other than in accordance with the terms of this Indenture or the terms of the Credit Agreement or the Security Documents, (ii) except to the extent that any such cessation of the Liens results from the failure of the administrative agent under the Credit Agreement or the Applicable Parity Lien Representative, as the case may be, to maintain possession of certificates actually delivered to it representing securities pledged under the Security Documents or to file Uniform Commercial Code continuation statements, (iii) except as to Collateral consisting of real property to the extent that such losses are covered by a lender's title insurance policy and such insurer has not denied or failed to acknowledge coverage or (iv) unless waived by the requisite lenders under the Credit Agreement if, after that waiver, the Company is in compliance with Article 10 hereof); *provided* that if a failure of the sort described in this clause (9) is susceptible of cure, no Event of Default shall arise under this clause (9) with respect thereto until 30 days after notice of such failure shall have been given to the Company by the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes issued under this Indenture.

However, a default under clause (3) of this Section 6.01 will not constitute an Event of Default until the Trustee or the Holders of 25% in principal amount of the outstanding Notes notify the Company (with a copy to the Trustee) of the default and the Company does not cure such default within the time specified in clause (3) of this Section 6.01 after receipt of such notice.

If a Default for a failure to report or failure to deliver a required certificate in connection with another default (the "*Initial Default*") occurs, then at the time such Initial Default is cured, such Default for a failure to report or failure to deliver a required certificate in connection with another default that resulted solely because of that Initial Default will also be cured without any further action .

Any Default or Event of Default for the failure to comply with the time periods prescribed in Section 4.03 hereof or otherwise to deliver any notice or certificate pursuant to any other provision of this Indenture shall be deemed to be cured upon the delivery of any such report required by such covenant or such notice or certificate, as applicable, even though such delivery is not within the prescribed period specified in this Indenture.

Section 6.02 Acceleration.

If an Event of Default (other than an Event of Default specified in clauses (5) or (6) of Section 6.01 hereof with respect to the Company) occurs and is continuing, the Trustee by notice to the Company or the Holders of at least 25% in principal amount of the outstanding Notes by written notice to the Company and the Trustee, may declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all the Notes to be due and payable. Upon such a declaration, such principal, premium and accrued and unpaid interest, if any, will be due and payable immediately.

In the event of a declaration of acceleration of the Notes because an Event of Default specified in clause (4) of Section 6.01 hereof has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically annulled if the event of default or payment default triggering such Event of Default pursuant to clause (4) of Section 6.01 hereof shall be remedied or cured, or waived by the Holders of the Indebtedness, or the Indebtedness that gave rise to such Event of Default shall have been discharged in full, in each case, within 30 days after the declaration of acceleration with respect thereto and if (1) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, except nonpayment of principal, premium or interest, if any, on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived.

If an Event of Default described in clauses (5) or (6) of Section 6.01 hereof with respect to the Company occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest, if any, on all the Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders.

The Holders of a majority in principal amount of the outstanding Notes under this Indenture may waive all past or existing Defaults or Events of Default (except with respect to nonpayment of principal, premium or interest, if any) and rescind any such acceleration with respect to such Notes and its consequences hereunder if rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

Section 6.03 Other Remedies.

If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal of, premium on, if any, or interest, if any, on the Notes or to enforce the performance of any provision of the Notes or this Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder of a Note in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.

Section 6.04 Waiver of Past Defaults.

The Holders of a majority in principal amount of the outstanding Notes under this Indenture may waive all past or existing Defaults or Events of Default (except with respect to nonpayment of principal, premium or interest, if any) and its consequences hereunder; *provided, however*, that the Holders of a majority in aggregate principal amount of the then outstanding Notes may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration by notice to the Company and the Trustee. Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

Section 6.05 Control by Majority.

Holders of a majority in principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture that the Trustee determines may be prejudicial to the rights of any other Holder or that may involve the Trustee in personal liability.

Section 6.06 Limitation on Suits.

If an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under this Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee indemnity or security satisfactory to the Trustee against any fee, loss, liability or expense. Except to enforce the right to receive payment of principal or interest when due, no Holder may pursue any remedy with respect to this Indenture or the Notes unless:

(1) such Holder has previously given the Trustee written notice that an Event of Default is continuing;

(2) Holders of at least 25% in principal amount of the outstanding Notes have requested in writing the Trustee to pursue the remedy;

(3) such Holders have offered in writing the Trustee security or indemnity satisfactory to the Trustee against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt of the written request and the offer of security or indemnity; and

(5) the Holders of a majority in principal amount of the outstanding Notes have not given the Trustee a written direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

A Holder of a Note may not use this Indenture to prejudice the rights of another Holder of a Note or to obtain a preference or priority over another Holder of a Note.

Section 6.07 Rights of Holders of Notes to Receive Payment.

Notwithstanding any other provision of this Indenture, the right of any Holder of a Note to receive payment of principal of, premium on, if any, or interest, if any, on the Note, on or after the respective due dates expressed in the Note (including in connection with an offer to purchase), or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Holder.

Section 6.08 Collection Suit by Trustee.

If an Event of Default specified in Section 6.01(1) or (2) hereof occurs and is continuing, the Trustee is authorized to recover judgment in its own name and as trustee of an express trust against the Company for the whole amount of principal of, premium on, if any, and interest, if any, remaining unpaid on the Notes and interest on overdue principal and, to the extent lawful, interest and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

Section 6.09 Trustee May File Proofs of Claim.

The Trustee is authorized to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and the Holders of the Notes allowed in any judicial proceedings relative to the Company (or any other obligor upon the Notes), its creditors or its property and shall be entitled and empowered to collect, receive and distribute any money or other property payable or deliverable on any such claims and any custodian in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee, and in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07 hereof. To the extent that the payment of any such compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07 hereof out of the estate in any such proceeding, shall be denied for any reason, payment of the same shall be secured by a Lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties that the Holders may be entitled to receive in such proceeding whether in liquidation or under any plan of reorganization or arrangement or otherwise. Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

Section 6.10 Priorities.

If the Trustee collects any money pursuant to this Article 6, it shall, subject to the provisions of the Intercreditor Agreements, pay out the money in the following order:

First: to the Trustee, the Agents, the Notes Collateral Agent, and their respective agents and attorneys for amounts due under Section 7.07 hereof, including payment of all compensation, expenses and liabilities incurred, and all advances made, by the Trustee and the Notes Collateral Agent and the costs and expenses of collection;

Second: to Holders of Notes for amounts due and unpaid on the Notes for principal, premium, if any, and interest , if any, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal, premium, if any, and interest, if any, respectively; and

Third: to the Company or to such party as a court of competent jurisdiction shall direct.

The Trustee may fix a record date and payment date for any payment to Holders of Notes pursuant to this Section 6.10.

Section 6.11 Undertaking for Costs.

In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as a Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys' fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.11 does not apply to a suit by the Trustee, a suit by a Holder of a Note pursuant to Section 6.07 hereof, or a suit by Holders of more than 10% in aggregate principal amount of the then outstanding Notes.

ARTICLE 7

TRUSTEE

Section 7.01 Duties of Trustee.

(a) If an Event of Default has occurred and is continuing, the Trustee will exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs.

(b) Except during the continuance of an Event of Default:

(1) the duties of the Trustee will be determined solely by the express provisions of this Indenture and the Trustee need perform only those duties that are specifically set forth in this Indenture and no others, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(2) in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. However, in the case of any such certificate or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall will examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

(c) The Trustee may not be relieved from liabilities for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

(1) this clause (c) does not limit the effect of clause (b) of this Section 7.01;

(2) the Trustee will not be liable for any error of judgment made in good faith by a Responsible Officer, unless it is proved in a court of competent jurisdiction that the Trustee was negligent in ascertaining the pertinent facts; and

(3) the Trustee will not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.05 hereof.

(d) Whether or not therein expressly so provided, every provision of this Indenture that in any way relates to the Trustee is subject to clauses (a), (b), and (c) of this Section 7.01.

(e) No provision of this Indenture will require the Trustee to expend or risk its own funds or incur any liability. The Trustee will be under no obligation to exercise any of its rights or powers under this Indenture at the request or direction of any Holders, unless such Holder has offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

(f) The Trustee will not be liable for interest on any money received by it except as the Trustee may agree in writing with the Company. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

Section 7.02 Rights of Trustee.

(a) The Trustee may conclusively rely upon any document believed by it to be genuine and to have been signed or presented by the proper Person. The Trustee need not investigate any fact or matter stated in the document.

(b) Before the Trustee acts or refrains from acting, it may require an Officer's Certificate or an Opinion of Counsel or both. The Trustee will not be liable for any action it takes or omits to take in good faith in reliance on such Officer's Certificate or Opinion of Counsel. The Trustee may consult with counsel of its selection and the advice of such counsel or any Opinion of Counsel will be full and complete authorization and protection from liability in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.

(c) The Trustee may act through its attorneys and agents and will not be responsible for the misconduct or negligence of any agent or attorney appointed with due care.

(d) The Trustee will not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within the rights or powers conferred upon it by this Indenture.

(e) Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Company will be sufficient if signed by an Officer of the Company.

(f) The Trustee will be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee indemnity or security satisfactory to the Trustee against the losses, liabilities and expenses that might be incurred by it in compliance with such request or direction.

(g) In no event shall the Trustee be responsible or liable for special, indirect, punitive or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

(h) The Trustee shall not be deemed to have notice of any Default or Event of Default unless written notice of any event which is in fact such a default is received by a Responsible Officer of the Trustee at the Corporate Trust Office of the Trustee, and such notice references the Notes and this Indenture.

(i) The rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and each agent, custodian and other Person employed to act hereunder.

(j) The Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company during its regular business hours, personally or by agent or attorney at the sole cost of the Company and shall incur no liability or additional liability of any kind by reason of such inquiry or investigation.

(k) The Trustee may request that the Company deliver a certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture.

Section 7.03 Individual Rights of Trustee.

The Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Company or any Affiliate of the Company with the same rights it would have if it were not Trustee. However, in the event that the Trustee acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if this Indenture has been qualified under the TIA) or resign. Any Agent may do the same with like rights and duties. The Trustee is also subject to Sections 7.10 and 7.11 hereof.

Section 7.04 Trustee's Disclaimer.

The Trustee will not be responsible for and makes no representation as to the validity or adequacy of this Indenture or the Notes, it shall not be accountable for the Company's use of the proceeds from the Notes or any money paid to the Company or upon the Company's direction under any provision of this Indenture, it will not be responsible for the use or application of any money received by any Paying Agent other than the Trustee, and it will not be responsible for any statement or recital herein or any statement in the Notes or any other document in connection with the sale of the Notes or pursuant to this Indenture other than its certificate of authentication.

Section 7.05 Notice of Defaults.

If a Default occurs and is continuing and the Trustee is given notice of such occurrence by the Company, the Trustee must give notice of the Default to the Holders within 60 days after being notified by the Company. Except in the case of a Default in the payment of principal of, or premium, if any, or interest on any Note, the Trustee may withhold notice if and so long as a committee of trust officers of the Trustee in good faith determines that withholding notice is in the interests of the Holders.

Section 7.06 Compensation and Indemnity.

(a) The Company will pay to the Trustee from time to time reasonable compensation for its acceptance of this Indenture and services hereunder. The Trustee's compensation will not be limited by any law on compensation of a trustee of an express trust. The Company will reimburse the Trustee promptly upon request for all reasonable disbursements, advances and expenses incurred or made by it in addition to the compensation for its services. Such expenses will include the reasonable compensation, disbursements and expenses of the Trustee's agents and counsel.

(b) The Company and the Guarantors will jointly and severally indemnify the Trustee and its employees, officers, directors and agents against any and all losses, liabilities or expenses incurred by it arising out of or in connection with the acceptance or administration of its duties under this Indenture, the other Notes Documents and the Intercreditor Agreements, including the costs and expenses of enforcing this Indenture, the other Notes Documents and the Intercreditor Agreements, against the Company and the Guarantors (including this Section 7.07) and defending itself against any claim (whether asserted by the Company, the Guarantors, any Holder or any other Person) or liability in connection with the exercise or performance of any of its powers or duties hereunder, except to the extent any such loss, liability or expense may be attributable to its gross negligence or bad faith. The Trustee will notify the Company promptly of any claim for which it may seek indemnity. Failure by the Trustee to so notify the Company will not relieve the Company or any of the Guarantors of their obligations hereunder. At the request of the Trustee, the Company or such Guarantor will defend the claim and the Trustee will cooperate in the defense. The Trustee may have separate counsel and the Company will pay the reasonable fees and expenses of such counsel. Neither the Company nor any Guarantor need pay for any settlement made without its consent, which consent will not be unreasonably withheld.

(c) The obligations of the Company and the Guarantors under this Section 7.07 will survive the satisfaction and discharge of this Indenture or the resignation or removal of the Trustee.

(d) To secure the Company's and the Guarantors' payment obligations in this Section 7.07, the Trustee will have a Lien prior to the Notes on all money or property held or collected by the Trustee, except that held in trust to pay principal of, premium on, if any, or interest, if any, on, particular Notes. Such Lien will survive the satisfaction and discharge of this Indenture.

(e) When the Trustee incurs expenses or renders services after an Event of Default specified in clause (5) or (6) of Section 6.01 hereof occurs, the expenses and the compensation for the services (including the fees and expenses of its agents and counsel) are intended to constitute expenses of administration under any Bankruptcy Law.

(f) The Agents shall have the benefit of the provisions of this Article as though they were named as the Trustee herein.

Section 7.07 Replacement of Trustee.

(a) A resignation or removal of the Trustee and appointment of a successor Trustee will become effective only upon the successor Trustee's acceptance of appointment as provided in this Section 7.08.

(b) The Trustee may resign in writing at any time and be discharged from the trust hereby created by so notifying the Company. The Holders of a majority in aggregate principal amount of the then outstanding Notes may remove the Trustee by so notifying the Trustee and the Company in writing with 60 days' prior written notice. The Company may remove the Trustee if:

(1) the Trustee fails to comply with Section 7.10 hereof;

(2) the Trustee is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to the Trustee under any Bankruptcy Law;

(3) a custodian or public officer takes charge of the Trustee or its property; or

(4) the Trustee becomes incapable of acting.

(c) If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Company will promptly appoint a successor Trustee. Within one year after the successor Trustee takes office, the Holders of a majority in aggregate principal amount of the then outstanding Notes may appoint a successor Trustee to replace the successor Trustee appointed by the Company.

(d) If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee, the Company, or the Holders of at least 10% in aggregate principal amount of the then outstanding Notes may petition any court of competent jurisdiction for the appointment of a successor Trustee.

(e) If the Trustee, after written request by any Holder who has been a Holder for at least six months, fails to comply with Section 7.10 hereof, such Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

(f) A successor Trustee will deliver a written acceptance of its appointment to the retiring Trustee and to the Company. Thereupon, the resignation or removal of the retiring Trustee will become effective, and the successor Trustee will have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee will mail a notice of its succession to Holders. The retiring Trustee will promptly transfer all property held by it as Trustee to the successor Trustee; *provided* all sums owing to the Trustee hereunder have been paid and subject to the Lien provided for in Section 7.07 hereof. Notwithstanding replacement of the Trustee pursuant to this Section 7.08, the Company's obligations under Section 7.07 hereof will continue for the benefit of the retiring Trustee.

Section 7.08 Successor Trustee by Merger, etc.

If the Trustee consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation, the successor corporation without any further act will be the successor Trustee.

Section 7.09 Eligibility; Disqualification.

There will at all times be a Trustee hereunder that is a corporation organized and doing business under the laws of the United States of America or of any state thereof that is authorized under such laws to exercise corporate trustee power, that is subject to supervision or examination by federal or state authorities and that has a combined capital and surplus of at least $100.0 million as set forth in its most recent published annual report of condition.

Section 7.10 Notes Collateral Agent.

The rights, privileges, protections, immunities and benefits given to the Trustee in this Indenture shall apply equally to the Notes Collateral Agent, including, without limitation, the right to compensation, expense reimbursement and indemnification and the right to resign.

ARTICLE 8

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

Section 8.01 Option to Effect Legal Defeasance or Covenant Defeasance.

The Company may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an Officer's Certificate, elect to have either Section 8.02 or 8.03 hereof be applied to all outstanding Notes upon compliance with the conditions set forth below in this Article 8.

Section 8.02 Legal Defeasance and Discharge.

Upon the Company's exercise under Section 8.01 hereof of the option applicable to this Section 8.02, the Company and each of the Guarantors will, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, be deemed to have been discharged from their obligations with respect to all outstanding Notes (including the Note Guarantees), this Indenture and the Security Documents on the date the conditions set forth below are satisfied (hereinafter, "*Legal Defeasance*"). For this purpose, Legal Defeasance means that the Company and the Guarantors will be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes (including the Note Guarantees), which will thereafter be deemed to be "outstanding" only for the purposes of Section 8.05 hereof and the other Sections of this Indenture referred to in clauses (1) and (2) below, and to have satisfied all their other obligations under such Notes, the Note Guarantees, this Indenture and the Security Documents (and the Trustee, on demand of and at the expense of the Company, shall execute proper instruments acknowledging the same), except for the following provisions which will survive until otherwise terminated or discharged hereunder:

(1) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium on, if any, or interest, if any, on such Notes when such payments are due from the trust referred to in Section 8.04 hereof;

(2) the Company's obligations with respect to such Notes under Article 2 and Section 4.02 hereof;

(3) the rights, powers, trusts, duties and immunities of the Trustee hereunder and the Company's and the Guarantors' obligations in connection therewith; and

(4) this Article 8.

Subject to compliance with this Article 8, the Company may exercise its option under this Section 8.02 notwithstanding the prior exercise of its option under Section 8.03 hereof. In addition, upon the Company's exercise under Section 8.01 hereof of the option applicable to this Section 8.02, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, payment of the Notes may not be accelerated because of an Event of Default with respect to the Notes specified in Section 6.01 hereof.

Section 8.03 Covenant Defeasance.

Upon the Company's exercise under Section 8.01 hereof of the option applicable to this Section 8.03, the Company and each of the Guarantors will, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, be released from each of their obligations under the covenants contained in Sections 4.07, 4.08, 4.09, 4.10, 4.11, 4.12, 4.13, 4.15, 4.16, 4.17, 4.18, 4.19 and 4.20 hereof and Section 5.01 (other than clauses (1) and (2) of Section 5.01) hereof with respect to the outstanding Notes on and after the date the conditions set forth in Section 8.04 hereof are satisfied (hereinafter, "*Covenant Defeasance*"), and the Notes will thereafter be deemed not "outstanding" for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but will continue to be deemed "outstanding" for all other purposes hereunder (it being understood that such Notes will not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to the outstanding Notes and Note Guarantees, the Company and the Guarantors may omit to comply with and will have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply will not constitute a Default or an Event of Default under Section 6.01 hereof, but, except as specified above, the remainder of this Indenture and such Notes and Note Guarantees will be unaffected thereby. In addition, upon the Company's exercise under Section 8.01 hereof of the option applicable to this Section 8.03, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, payment of the Notes may not be accelerated because of an Event of Default specified in Sections 6.01 (3), (4), (5) (with respect only to the Company and Significant Subsidiaries), (6) (with respect only to the Company and Significant Subsidiaries), (7) and (8) hereof will not constitute Events of Default.

Section 8.04 Conditions to Legal or Covenant Defeasance.

In order to exercise either Legal Defeasance or Covenant Defeasance under either Section 8.02 or 8.03 hereof:

(1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, cash in U.S. dollars, U.S. Government Obligations or a combination thereof, the principal and interest on which will be sufficient for the payment of principal, premium, if any, and interest on the Notes on the applicable redemption date or maturity date, as the case may be, and the Company must specify whether the Notes are being defeased to the date of Stated Maturity or to a particular redemption date;

(2) an Opinion of Counsel in the United States stating that Holders and beneficial owners of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and in the case of an election under Section 8.02 hereof only, such Opinion of Counsel in the United States must be based on a ruling of the U.S. Internal Revenue Service or change in applicable U.S. federal income tax law since the issuance of the Notes);

(3) an Opinion of Counsel to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions, following the deposit, the trust funds will not be subject to the effect of Section 547 of Title 11 of the United States Code, as amended;

(4) an Officer's Certificate stating that the deposit was not made by the Company with the intent of defeating, hindering, delaying, defrauding or preferring any creditors of the Company; and

(5) an Officer's Certificate and an Opinion of Counsel (which opinion of counsel may be subject to customary assumptions and exclusions), each stating that that all conditions precedent provided for or relating to Legal Defeasance or Covenant Defeasance, as the case may be, have been complied with.

Section 8.05 Deposited Money and Government Securities to be Held in Trust; Other Miscellaneous Provisions.

Subject to Section 8.06 hereof, all money and non-callable Government Securities (including the proceeds thereof) deposited with the Trustee (or other qualifying trustee, collectively for purposes of this Section 8.05, the "*Trustee*") pursuant to Section 8.04 hereof in respect of the outstanding Notes will be held in trust and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as Paying Agent) as the Trustee may determine, to the Holders of such Notes of all sums due and to become due thereon in respect of principal, premium, if any, and interest, if any, but such money need not be segregated from other funds except to the extent required by law.

The Company will pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the cash or non-callable Government Securities deposited pursuant to Section 8.04 hereof or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the outstanding Notes.

Notwithstanding anything in this Article 8 to the contrary, the Trustee will deliver or pay to the Company from time to time upon the request of the Company any money or non-callable Government Securities held by it as provided in Section 8.04 hereof which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee (which may be the opinion delivered under Section 8.04(1) hereof), are in excess of the amount thereof that would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance.

Section 8.06 Repayment to Company.

Any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal of, premium on, if any, or interest, if any, on any Note and remaining unclaimed for two years after such principal, premium, if any, interest, if any, has become due and payable shall be paid to the Company on its request or (if then held by the Company) will be discharged from such trust; and the Holder of such Note will thereafter be permitted to look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, will thereupon cease; *provided, however*, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Company cause to be published once, in the New York Times and The Wall Street Journal (national edition), notice that such money remains unclaimed and that, after a date specified therein, which will not be less than 30 days from the date of such notification or publication, any unclaimed balance of such money then remaining will be repaid to the Company.

Section 8.07 Reinstatement.

If the Trustee or Paying Agent is unable to apply any U.S. dollars or non-callable Government Securities in accordance with Section 8.02 or 8.03 hereof, as the case may be, by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Company's and the Guarantors' obligations under this Indenture and the Notes and the Note Guarantees will be revived and reinstated as though no deposit had occurred pursuant to Section 8.02 or 8.03 hereof until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 8.02 or 8.03 hereof, as the case may be; *provided, however*, that, if the Company makes any payment of principal of, premium on, if any, or interest, if any, on, any Note following the reinstatement of its obligations, the Company will be subrogated to the rights of the Holders of such Notes to receive such payment from the money held by the Trustee or Paying Agent.

ARTICLE 9

AMENDMENT, SUPPLEMENT AND WAIVER

Section 9.01 Without Consent of Holders of Notes.

Notwithstanding Section 9.02 of this Indenture, without the consent of any Holder of Notes, the Company, the Trustee and the other parties thereto, as applicable, may amend or supplement any Note Documents, the ABL Intercreditor Agreement and the Parity Lien Intercreditor Agreement to:

(1) cure any ambiguity, mistake, defect, error or inconsistency, conform any provision to the "Description of the Notes" section of the Offering Circular, or reduce the minimum denomination of the Notes;

(2) provide for the assumption by a successor Person of the obligations of the Company under any Note Document;

(3) provide for uncertificated Notes in addition to or in place of certificated Notes;

(4) add to the covenants or provide for a Guarantee for the benefit of the Holders or surrender any right or power conferred upon the Company or any Restricted Subsidiary;

(5) make any change that does not adversely affect the rights of any Holder in any material respect;

(6) make such provisions as necessary (as determined in good faith by the Company) for the issuance of Additional Notes;

(7) provide for any Restricted Subsidiary to provide a Guarantee in accordance with Section 4.17 hereof to add Guarantees with respect to the Notes, to add security to or for the benefit of the Notes, or to confirm and evidence the release, termination, discharge or retaking of any Guarantee or Lien with respect to or securing the Notes when such release, termination, discharge or retaking is provided for under this Indenture;

(8) evidence and provide for the acceptance and appointment under this Indenture of a successor Trustee or Notes Collateral Agent pursuant to the requirements thereof or to provide for the accession by the Trustee or Notes Collateral Agent to any Note Document;

(9) add additional obligors under this Indenture, the Notes or the Note Guarantees;

(10) make any amendment to the provisions of this Indenture relating to the transfer and legending of Notes as permitted by this Indenture, including, without limitation, to facilitate the issuance and administration of Notes; *provided, however*, that (i) compliance with this Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment does not materially and adversely affect the rights of Holders to transfer Notes;

(11) to add or release Collateral from, or subordinate, the Lien of this Indenture and the Security Documents when permitted or required by the Security Documents, this Indenture, the ABL Intercreditor Agreement and the Parity Lien Intercreditor Agreement;

(12) to mortgage, pledge, hypothecate or grant any other Lien in favor of the Notes Collateral Agent for the benefit of the Trustee, Notes Collateral Agent and Holders of the Notes, as additional security for the payment and performance of all or any portion of the Notes Obligations, on any property or assets, including any which are required to be mortgaged, pledged or hypothecated, or on which a Lien is required to be granted to or for the benefit of the Notes Collateral Agent pursuant to this Indenture, any of the Security Documents or otherwise;

(13) to add Additional Parity Lien Secured Parties to any Security Documents, the ABL Intercreditor Agreement or the Parity Lien Intercreditor Agreement; or

(14) make additional Indebtedness subject to the terms of the ABL Intercreditor Agreement and/or the Parity Lien Intercreditor Agreement (and join the representatives and agents under such additional Indebtedness as parties to the ABL Intercreditor Agreement and/or the Parity Lien Intercreditor Agreement), in accordance with the terms and conditions of such agreements.

Upon the request of the Company accompanied by a resolution of its Board of Directors authorizing the execution of any such amended or supplemental indenture, and upon receipt by the Trustee of the documents described in Sections 7.02 and 9.05 hereof, the Trustee and the Notes Collateral Agent, as applicable, will join with the Company and the Guarantors in the execution of any amended or supplemental indenture or other document authorized or permitted by the terms of this Indenture and to make any further appropriate agreements and stipulations that may be therein contained, but the Trustee will not be obligated to enter into such amended or supplemental indenture that affects its own rights, duties or immunities under this Indenture or otherwise.

Section 9.02 With Consent of Holders of Notes.

Except as provided below in this Section 9.02, the Company and the Trustee may amend or supplement this Indenture (including, without limitation, Section 3.09, 4.10 and 4.15 hereof) the Notes, the Note Guarantees, the Note Documents, the ABL Intercreditor Agreement, the Parity Lien Intercreditor Agreement and the Security Documents with the consent of the Holders of a majority in principal amount of the Notes then outstanding (including, without limitation, Additional Notes, if any) voting as a single class (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, such Notes), and, subject to Sections 6.04 and 6.07 hereof, any existing Default or Event of Default (other than a Default or Event of Default in the payment of the principal of, premium on, if any, or interest, if any, on, the Notes, except a payment default resulting from an acceleration that has been rescinded) or compliance with any provision of this Indenture or the Notes or the Note Guarantees may be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding (including, without limitation, Additional Notes, if any) voting as a single class (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, such Notes). Section 2.08 hereof shall determine which Notes are considered to be "outstanding" for purposes of this Section 9.02.

In addition, without the consent of at least two-thirds in aggregate principal amount of Notes then outstanding, an amendment, supplement or waiver may not modify any Security Document or the provisions of this Indenture dealing with the Security Documents or application of trust moneys in any manner, in each case, that would subordinate the Lien of the Notes Collateral Agent to the Liens securing any other Obligations (other than as contemplated under Section 9.01(12)) or otherwise release all or substantially all of the Collateral, in each case other than in accordance with this Indenture, the Security Documents, the ABL Intercreditor Agreement and the Parity Lien Intercreditor Agreement.

Upon the request of the Company accompanied by a resolution of its Board of Directors authorizing the execution of any such amended or supplemental indenture, and upon the filing with the Trustee of evidence satisfactory to the Trustee of the consent of the Holders of Notes as aforesaid, and upon receipt by the Trustee of the documents described in Sections 7.02 and 9.05 hereof, the Trustee and the Notes Collateral Agent, as applicable, will join with the Company and the Guarantors in the execution of such amended or supplemental indenture or other documentation unless such amended or supplemental indenture or other documentation directly affects the Trustee's or Notes Collateral Agent's own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee and the Notes Collateral Agent may in their discretion, but will not be obligated to, enter into such amended or supplemental Indenture or other documentation.

It is not necessary for the consent of the Holders of Notes under this Section 9.02 to approve the particular form of any proposed amendment, supplement or waiver, but it is sufficient if such consent approves the substance thereof. A consent to any amendment or waiver under this Indenture by any Holder of Notes given in connection with a tender of such Holder's Notes will not be rendered invalid by such tender.

After an amendment, supplement or waiver under this Section 9.02 becomes effective, the Company will mail to the Holders of Notes affected thereby a notice briefly describing the amendment, supplement or waiver. Any failure of the Company to mail such notice, or any defect therein, will not, however, in any way impair or affect the validity of any such amended or supplemental indenture or waiver. Subject to Sections 6.04 and 6.07 hereof, the Holders of a majority in aggregate principal amount of the Notes then outstanding voting as a single class may waive compliance in a particular instance by the Company with any provision of this Indenture, the Notes or the Note Guarantees. However, without the consent of each Holder affected, an amendment, supplement or waiver under this Section 9.02 may not (with respect to any Notes held by a non-consenting Holder):

(1) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any Note or alter or waive any of the provisions with respect to the redemption of the Notes (except as provided above with respect to Sections 3.09, 4.10 and 4.15 hereof);

(3) reduce the rate of or change the time for payment of interest, including default interest, on any Note;

(4) waive a Default or Event of Default in the payment of principal of, premium on, if any, or interest, if any, on, the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the then outstanding Notes and a waiver of the payment default that resulted from such acceleration);

(5) make any Note payable in money other than that stated in the Notes;

(6) make any change in the provisions of this Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of, premium, if any, on, or interest, if any, on the Notes;

(7) waive a redemption payment with respect to any Note (other than a payment required by Sections 3.09, 4.10 or 4.15 hereof);

(8) release any Guarantor from any of its obligations under its Note Guarantee or this Indenture, except in accordance with the terms of this Indenture; or

(9) make any change in the preceding amendment and waiver provisions.

Section 9.03 Revocation and Effect of Consents.

Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder of a Note is a continuing consent by the Holder of a Note and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder's Note, even if notation of the consent is not made on any Note. However, any such Holder of a Note or subsequent Holder of a Note may revoke the consent as to its Note if the Trustee receives written notice of revocation before the date the amendment, supplement or waiver becomes effective. An amendment, supplement or waiver becomes effective in accordance with its terms and thereafter binds every Holder.

Section 9.04 Notation on or Exchange of Notes.

The Trustee may place an appropriate notation about an amendment, supplement or waiver on any Note thereafter authenticated. The Company in exchange for all Notes may issue and the Trustee shall, upon receipt of an Authentication Order, authenticate new Notes that reflect the amendment, supplement or waiver.

Failure to make the appropriate notation or issue a new Note will not affect the validity and effect of such amendment, supplement or waiver.

Section 9.05 Trustee to Sign Amendments, etc.

The Trustee will sign any amended or supplemental indenture authorized pursuant to this Article 9 if the amendment or supplement does not adversely affect the rights, duties, liabilities or immunities of the Trustee. The Company may not sign an amended or supplemental indenture until the Board of Directors of the Company approves it. In executing any amended or supplemental indenture or other documentation, the Trustee and the Notes Collateral Agent will be entitled to receive and (subject to Section 7.01 hereof) will be fully protected in relying upon, in addition to the documents required by Section 12.04 hereof, an Officer's Certificate and an Opinion of Counsel stating that the execution of such amended or supplemental indenture or other documentation is authorized or permitted by this Indenture.

ARTICLE 10

COLLATERAL AND SECURITY

Section 10.01 Security Interest.

The obligations of the Company with respect to the Notes, the obligations of the Guarantors under the Note Guarantees, any other future Parity Lien Obligations and the performance of all other obligations of the Company and the Guarantors under the Note Documents, according to the terms hereunder or thereunder, are secured as provided in the Security Documents.

Each Holder, by its acceptance of the Notes, consents and agrees to the terms of the Security Documents (including, without limitation, the provisions providing for foreclosure and release of Collateral) as the same may be in effect or may be amended from time to time in accordance with their terms and authorizes and directs the Notes Collateral Agent and the Trustee to enter into the applicable Security Documents and to perform their obligations and exercise their rights thereunder in accordance therewith.

The Company will take, and will cause the Guarantors and the Company's Subsidiaries to take any and all actions reasonably required to cause the Security Documents to create and maintain, as security for the Parity Lien Obligations, a valid and enforceable perfected Lien in and on all the Collateral, in favor of the Notes Collateral Agent for the benefit of itself, the Trustee and the Holders, to the extent required by, and with the Lien priority required under, the Security Documents. The Company and the Guarantors will comply with the covenants contained in the Security Documents.

Section 10.02 Equal and Ratable Sharing of Collateral by Holders of Parity Lien Debt.

Notwithstanding (1) anything to the contrary contained in the Security Documents; (2) the time of Incurrence of any Series of Parity Lien Debt; (3) the order or method of attachment or perfection of any Lien securing any Series of Parity Lien Debt; (4) the time or order of filing or recording of financing statements or other documents filed or recorded to perfect any Liens securing any Series of Parity Lien Debt; (5) the time of taking possession or control over any Collateral securing any Series of Parity Lien Debt; (6) that any Parity Lien may not have been perfected or may be or have become subordinated, by equitable subordination or otherwise, to any other Lien; or (7) the rules for determining priority under any law governing relative priorities of Liens, all Parity Liens granted at any time by the Company or any Guarantor will secure, equally and ratably, all present and future Parity Lien Obligations of the Company or such Guarantor, as the case may be.

The provisions in this Section 10.02 are intended for the benefit of, and will be enforceable by, each present and future Parity Lien Claimholder, each present and future Parity Lien Representative, the Notes Collateral Agent and the Trustee, each as a holder of Parity Liens. The Parity Lien Representative of each future Series of Parity Lien Debt will be required to deliver the joinder documentation required by the Parity Lien Intercreditor Agreement to the Trustee at the time of Incurrence of such Series of Parity Lien Debt.

Section 10.03 Relative Rights.

Nothing in this Indenture or the other Note Documents shall:

(1) impair, as between the Company and the Holders, the obligation of the Company to pay principal, interest, premium, if any, on the Notes in accordance with their terms or any other obligation of the Company or any Guarantor under the Note Documents;

(2) affect the relative rights of Holders as against any other creditors of the Company or any Guarantor (other than as expressly specified in any intercreditor agreement);

(3) restrict the right of any Holder to sue for payments that are then due and owing (but not the right to enforce any judgment in respect thereof against any Collateral to the extent specifically prohibited by the provisions of any intercreditor agreement);

(4) restrict or prevent any Holder or holder of other Parity Lien Obligations, the Trustee or any other person from exercising any of its rights or remedies upon a Default or Event of Default not specifically restricted or prohibited by the provisions of any intercreditor agreement; or

(5) restrict or prevent any Holder or holder of other Parity Lien Obligations, the Trustee or any other person from taking any lawful action in an Insolvency or Liquidation Proceeding not specifically restricted or prohibited by the provisions of any intercreditor agreement.

Section 10.04 Further Assurances.

The Company and each of the Guarantors will do or cause to be done all acts and things that may be reasonably required, to assure and confirm that the Notes Collateral Agent holds, for the benefit of the Holders of Obligations under the Note Documents, duly created and enforceable and perfected Liens upon the Collateral (including any property or assets that are acquired or otherwise become Collateral after the Notes are issued), in each case, as and to the extent contemplated by, and with the Lien priority required under, the Note Documents.

Section 10.05 Insurance.

The Company and the Guarantors shall:

(1) keep their properties insured and maintain such general liability, automobile liability, workers' compensation/employers' liability, property casualty insurance and any excess umbrella coverage related to any of the foregoing as is customary for companies in the same or similar businesses operating in the same or similar locations;

(2) maintain such other insurance as may be required by law; and

(3) maintain such other insurance as may be required by the Note Documents.

Upon the request of the Trustee (acting at the written direction of Holders of 25% of the outstanding Notes), the Company and the Guarantors will furnish to the Trustee full information as to their property and liability insurance carriers. The Company and the Guarantors shall (x) provide the Notes Collateral Agent with notice of cancellation or modification with respect to their respective property and casualty policies before the effective date of such cancellation or modification and (y) name the Notes Collateral Agent as a co-loss payee on property and casualty policies and as an additional insured as their respective interests may appear on the liability policies listed in clause (1) of this Section 10.05. Neither the Trustee nor the Notes Collateral Agent shall have any responsibility for the Company's insurance coverage or claims or actions in respect thereof, including, without limitation, adjusting any insurance claims or approving any condemnation awards, for monitoring the Company's insurance coverage or for determining the adequacy or sufficiency of the coverage.

Section 10.06 Release of Liens in Respect of Notes.

The Notes Collateral Agent's Liens upon the Collateral will no longer secure the Notes outstanding under this Indenture or any other Obligations under this Indenture, and the right of the Holders of the Notes and such Obligations to the benefits and proceeds of the Notes Collateral Agent's Liens on the Collateral will terminate and be discharged with respect to the Collateral:

(1) in part, upon a sale of Collateral in accordance with this Indenture (without regard to the provisions of Section 4.10 governing the application of the proceeds of a sale of Collateral);

(2) in whole, upon satisfaction and discharge of this Indenture as described under Section 12.01 hereof;

(3) in whole, upon a legal defeasance or covenant defeasance of the Notes as described under Article 8 hereof;

(4) in whole, upon payment in full and discharge of all Notes outstanding under this Indenture and all Obligations that are outstanding, due and payable under this Indenture at the time the Notes are paid in full and discharged;

(5) in whole or in part, with the consent of the Holders of the requisite percentage of Notes in accordance with the provisions described in Section 9.02 hereof; or

(6) if and to the extent required by the provisions of the Security Documents.

For the avoidance of doubt, the Company and the Guarantors will not be required to comply with all or any portion of Section 314(d) of the TIA.

Section 10.07 Authorization of Actions to Be Taken by the Trustee Under the Security Documents.

At any time that the security granted pursuant to the Security Documents has become enforceable and the Holders have given a direction to the Trustee to enforce such security, the Trustee is not required to give any direction to the Notes Collateral Agent with respect thereto unless it has been indemnified or secured to its satisfaction in accordance with this Indenture. In any event, in connection with any enforcement of such security, the Trustee is not responsible for:

(1) any failure of the Notes Collateral Agent to enforce such security within a reasonable time or at all;

(2) any failure of the Notes Collateral Agent to pay over the proceeds of enforcement of the security;

(3) any failure of the Notes Collateral Agent to realize such security for the best price obtainable;

(4) monitoring the activities of the Notes Collateral Agent in relation to such enforcement;

(5) taking any enforcement action itself in relation to such security;

(6) agreeing to any proposed course of action by the Notes Collateral Agent which could result in the Trustee incurring any liability for its own account; or

(7) paying any fees, costs or expenses of the Notes Collateral Agent.

Section 10.08 Authorization of Receipt of Funds by the Trustee Under the Security Documents.

The Trustee is authorized to receive any funds for the benefit of the Holders distributed under the Security Documents, and to make further distributions of such funds to the Holders according to the provisions of this Indenture and the Intercreditor Agreements.

Section 10.09 Real Property.

(a) The Company and the Guarantors shall use commercially reasonable efforts to deliver to the Notes Collateral Agent within 90 days following the Issue Date, with respect to each real property asset owned by the Company or any Guarantor listed on Schedule A attached hereto (the "*Initial Mortgaged Property*"), the following:

(1) fully executed and notarized mortgages, deeds of trust or debentures encumbering the fee interest of the Company or any Guarantor in each such Initial Mortgaged Property, together with such UCC-1 financing statements or other fixture filings as shall be appropriate with respect to such Initial Mortgaged Property;

(2) evidence that counterparts of the mortgages, deeds of trust or debentures, as applicable, and such other documents referenced in clause (1) of this Section 10.10(a)) for each Initial Mortgaged Property have been filed or recorded (or have been delivered to the title insurance company and are in form suitable for filing or recording) in all filing or recording offices that are reasonably necessary or desirable in order to create a valid and subsisting first priority Lien on the property described therein in favor of the Notes Collateral Agent;

(3) a fully paid and effective pro forma title insurance policy, along with appropriate title affidavits, surveys, and zoning reports, in each case if required, and any other customary documents, certificates or deliverables required by a title company for each Initial Mortgaged Property, which, upon the recording of the mortgages, deeds of trust or debentures, as applicable, will insure the mortgages, deeds of trust or debentures, as applicable, to be valid and subsisting Liens on the Initial Mortgaged Property described therein, free and clear of all material Liens, except Permitted Liens;

(4) a written opinion from local counsel in each jurisdiction in which the Initial Mortgaged Property is located with respect to the creation, enforceability and perfection of Liens created by the applicable mortgage, deed of trust or debenture and any related fixture filings, in customary form and substance and subject to customary assumptions, limitations and qualifications; and

(5) prior to accepting any mortgage, deed of trust or debenture pursuant to this Section 10.10, the Company shall deliver to the Notes Collateral Agent and the Trustee an Officer's Certificate to the effect that all conditions precedent provided for in this Indenture to the delivery of such mortgage, deed of trust or debenture, as applicable, have been complied with.

(b) To the extent any security interest in the Initial Mortgaged Property securing the Notes is not created or perfected, or such items listed in Section 10.10(a) have not been provided, on or prior to the Issue Date, the Company and the Guarantors will continue to use commercially reasonable efforts to take such actions (subject to Section 10.10(c) unless the Company determines that any further efforts to take any such action after 90 days following the Issue Date would be commercially futile, as evidenced by an Officer's Certificate to that effect delivered to the Trustee).

(c) For the avoidance of doubt, it will not be a Default or Event of Default if any security interest in the Initial Mortgaged Property securing the Notes is not created or perfected, or such items listed in Section 10.10(a) have not been provided, if the Company and the Guarantors are unable to do so using commercially reasonable efforts.

Section 10.10 Trustee's Duties with Respect to Collateral; Rights of Notes Collateral Agent.

Beyond the exercise of reasonable care in the custody thereof, the Trustee shall have no duty as to any Collateral in its possession or control or in the possession or control of any agent or bailee or any income thereon or as to preservation of rights against prior parties or any other rights pertaining thereto and the Trustee shall not be responsible for filing any financing or continuation statements or recording any documents or instruments in any public office at any time or times or otherwise perfecting or maintaining the perfection of any security interest in the Collateral. The Trustee shall be deemed to have exercised reasonable care in the custody of the Collateral in its possession if the Collateral is accorded treatment substantially equal to that which it accords its own property and shall not be liable or responsible for any loss or diminution in the value of any of the Collateral, by reason of the act or omission of any carrier, forwarding agency or other agent or bailee selected by the Trustee in good faith.

The Trustee shall not be responsible for the existence, genuineness or value of any of the Collateral or for the validity, perfection, priority or enforceability of the Liens in any of the Collateral, whether impaired by operation of law or by reason of any action or omission to act on its part hereunder, for the validity or sufficiency of the Collateral or any agreement or assignment contained therein, for the validity of the title of the Company to the Collateral, for insuring the Collateral or for the payment of taxes, charges, assessments or Liens upon the Collateral or otherwise as to the maintenance of the Collateral. The Trustee shall have no duty to ascertain or inquire as to the performance or observance of any of the terms of this Indenture or the Security Documents by the Company, the Guarantors or the Notes Collateral Agent.

Without prejudice to Section 7.10, the rights and protections afforded to the Trustee under this Section 10.11 shall be equally applicable to the Notes Collateral Agent. Notwithstanding anything herein to the contrary, the Notes Collateral Agent shall not be required to take any action or exercise any discretion under the Security Documents or with respect to the Collateral unless such action is directed pursuant to Section 6.05 hereof (subject to Sections 7.01(c)(3) and 7.02(f) hereof), it being understood that the duties and obligations of the Notes Collateral Agent under the Security Documents shall be wholly ministerial.

If in order to perfect the security interest of the Trustee or the Notes Collateral Agent in a deposit account or a securities account the Trustee or the Notes Collateral Agent is required to enter into a Control Agreement, the Trustee and the Notes Collateral Agent shall not be required to enter into any such agreement that requires the Trustee or the Notes Collateral Agent to indemnify any Person from its own personal assets.

Section 10.11 Holder Direction.

Each Holder, by accepting a Note, shall be deemed (1) to have consented and agreed to the terms of the Security Documents, the Intercreditor Agreements and any additional Intercreditor Agreement entered into in compliance with the provisions hereof or of any Intercreditor Agreement as the same may be in effect or may be amended from time to time in accordance with their terms and authorizes and directs the Notes Collateral Agent to enter into the Security Documents and to perform its obligations and exercise its rights thereunder in accordance therewith, (2) to have authorized the Trustee and the Notes Collateral Agent, as applicable, to enter into the Security Documents, the Intercreditor Agreements and any additional Intercreditor Agreement, to make any representations on behalf of the Holders in the Intercreditor Agreements and any additional Intercreditor Agreement and to be bound thereby and (3) to have irrevocably appointed and authorized the Notes Collateral Agent and the Trustee to give effect to the provisions in the Intercreditor Agreements, any additional Intercreditor Agreements and the Security Documents. The Notes Collateral Agent is hereby authorized to exercise such rights and powers as are specifically delegated to it by the terms of the Security Documents. The Holders acknowledge that the Notes Collateral Agent is an agent and not a trustee.

ARTICLE 11

NOTE GUARANTEES

Section 11.01 Guarantee.

(a) Subject to this Article 11, each of the Guarantors hereby, jointly and severally, unconditionally guarantees to each Holder of a Note authenticated and delivered by the Trustee and to the Trustee and its successors and assigns, irrespective of the validity and enforceability of this Indenture, the Notes or the obligations of the Company hereunder or thereunder, that:

(1) the principal of, premium, if any, on, and interest, if any, on the Notes will be promptly paid in full when due, whether at maturity, by acceleration, redemption or otherwise, and interest on the overdue principal of, premium on, if any, and interest, if any, on, the Notes, if lawful, and all other obligations of the Company to the Holders or the Trustee hereunder or thereunder will be promptly paid in full or performed, all in accordance with the terms hereof and thereof; and

(2) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, that same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at stated maturity, by acceleration or otherwise.

Failing payment when due of any amount so guaranteed or any performance so guaranteed for whatever reason, the Guarantors will be jointly and severally obligated to pay the same immediately. Each Guarantor agrees that this is a guarantee of payment and not a guarantee of collection.

(b) The Guarantors hereby agree that their obligations hereunder are unconditional, irrespective of the validity, regularity or enforceability of the Notes or this Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder of the Notes with respect to any provisions hereof or thereof, the recovery of any judgment against the Company, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a guarantor. Each Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Company, any right to require a proceeding first against the Company, protest, notice and all demands whatsoever and covenant that this Note Guarantee will not be discharged except by complete performance of the obligations contained in the Notes and this Indenture.

(c) If any Holder or the Trustee is required by any court or otherwise to return to the Company, the Guarantors or any custodian, trustee, liquidator or other similar official acting in relation to either the Company or the Guarantors, any amount paid by either to the Trustee or such Holder, this Note Guarantee, to the extent theretofore discharged, will be reinstated in full force and effect.

(d) Each Guarantor agrees that it will not be entitled to any right of subrogation in relation to the Holders in respect of any obligations guaranteed hereby until payment in full of all obligations guaranteed hereby. Each Guarantor further agrees that, as between the Guarantors, on the one hand, and the Holders and the Trustee, on the other hand, (1) the maturity of the obligations guaranteed hereby may be accelerated as provided in Article 6 hereof for the purposes of this Note Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (2) in the event of any declaration of acceleration of such obligations as provided in Article 6 hereof, such obligations (whether or not due and payable) will forthwith become due and payable by the Guarantors for the purpose of this Note Guarantee. The Guarantors will have the right to seek contribution from any non-paying Guarantor so long as the exercise of such right does not impair the rights of the Holders under the Note Guarantee.

Section 11.02 Limitation on Guarantor Liability.

Each Guarantor, and by its acceptance of Notes, each Holder, hereby confirms that it is the intention of all such parties that the Note Guarantee of such Guarantor not constitute a fraudulent transfer or conveyance for purposes of Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal or state law to the extent applicable to any Note Guarantee. To effectuate the foregoing intention, the Trustee, the Holders and the Guarantors hereby irrevocably agree that the obligations of such Guarantor will be limited to the maximum amount that will, after giving effect to such maximum amount and all other contingent and fixed liabilities of such Guarantor that are relevant under such laws, and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under this Article 11, result in the obligations of such Guarantor under its Note Guarantee not constituting a fraudulent transfer or conveyance.

Section 11.03 Execution and Delivery of Note Guarantee.

To evidence its Note Guarantee set forth in Section 11.01 hereof, each Guarantor hereby agrees that a notation of such Note Guarantee substantially in the form attached as Exhibit E hereto will be endorsed by an Officer of such Guarantor on each Note authenticated and delivered by the Trustee and that this Indenture will be executed on behalf of such Guarantor by one of its Officers.

Each Guarantor hereby agrees that its Note Guarantee set forth in Section 11.01 hereof will remain in full force and effect notwithstanding any failure to endorse on each Note a notation of such Note Guarantee.

If an Officer whose signature is on this Indenture or on the Note Guarantee no longer holds that office at the time the Trustee authenticates the Note on which a Note Guarantee is endorsed, the Note Guarantee will be valid nevertheless.

The delivery of any Note by the Trustee, after the authentication thereof hereunder, will constitute due delivery of the Note Guarantee set forth in this Indenture on behalf of the Guarantors.

In the event that the Company or any of its Restricted Subsidiaries creates or acquires any Domestic Subsidiary after the date of this Indenture, if required by Section 4.17 hereof, the Company will cause such Domestic Subsidiary to comply with the provisions of Section 4.17 hereof and this Article 11, to the extent applicable.

Section 11.04 Guarantors May Consolidate, etc., on Certain Terms.

(a) No Guarantor may

(1) consolidate with or merge with or into any Person, or

(2) sell, convey, transfer, lease or dispose of, all or substantially all its assets, in one transaction or a series of related transactions, to any Person, or

(3) permit any Person to merge with or into the Guarantor, unless:

(A) the other Person is the Company or any Restricted Subsidiary that is a Guarantor or becomes a Guarantor concurrently with the transaction; or

(B) (1) either (x) a Guarantor is the continuing Person or (y) the resulting, surviving or transferee Person expressly assumes all of the obligations of the Guarantor under its Guarantee of the Notes and the Security Documents; and (2) immediately after giving effect to the transaction, no Default has occurred and is continuing; or

(C) the transaction constitutes a sale or other disposition (including by way of consolidation or merger) of the Guarantor or the sale or disposition of all or substantially all the assets of the Guarantor (in each case other than to the Company or a Restricted Subsidiary) otherwise permitted by this Indenture.

In case of any such consolidation, merger, sale or conveyance and upon the assumption by the successor Person, by supplemental indenture, executed and delivered to the Trustee and satisfactory in form to the Trustee, of the Note Guarantee endorsed upon the Notes and the due and punctual performance of all of the covenants and conditions of this Indenture to be performed by the Guarantor, such successor Person will succeed to and be substituted for the Guarantor with the same effect as if it had been named herein as a Guarantor. Such successor Person thereupon may cause to be signed any or all of the Note Guarantees to be endorsed upon all of the Notes issuable hereunder which theretofore shall not have been signed by the Company and delivered to the Trustee. All the Note Guarantees so issued will in all respects have the same legal rank and benefit under this Indenture as the Note Guarantees theretofore and thereafter issued in accordance with the terms of this Indenture as though all of such Note Guarantees had been issued at the date of the execution hereof.

Except as set forth in Articles 4 and 5 hereof, nothing contained in this Indenture or in any of the Notes will prevent any consolidation or merger of a Guarantor with or into the Company or another Guarantor, or will prevent any sale or conveyance of the property of a Guarantor as an entirety or substantially as an entirety to the Company or another Guarantor.

Section 11.05 Releases.

The Note Guarantee of a Guarantor will terminate upon:

(1) a sale or other disposition (including by way of stock issuance, consolidation or merger) of the Capital Stock of such Guarantor after which such Guarantor is not a Restricted Subsidiary or the sale or disposition of all or substantially all the assets of the Guarantor (other than to the Company or a Restricted Subsidiary) otherwise permitted by this Indenture;

(2) the designation in accordance with this Indenture of the Guarantor as an Unrestricted Subsidiary or the occurrence of any event after which the Guarantor is no longer a Restricted Subsidiary;

(3) defeasance or discharge of the Notes, as provided in Article 8 and Article 12 hereof;

(4) to the extent that such Guarantor is not an Immaterial Subsidiary solely due to the operation of the proviso of the definition of "Immaterial Subsidiary," upon the release of the guarantee referred to in such clause;

(5) to the extent such Guarantor is also a guarantor or borrower under the Credit Agreement as in effect on the Issue Date at the time it (x) has been released from its guarantee of, and all pledges and security, if any, granted in connection with the Credit Agreement (except a release by or as a result of a payment thereon) and (y) to the extent such Guarantor was required to provide a Note Guarantee pursuant to Section 4.17 hereof upon the release or discharge of the guarantee of such Guarantor of each of the obligations of the Company or its Restricted Subsidiaries that gave rise to the requirement to provide such Note Guarantee or the repayment of each of the obligations of the Company or its Restricted Subsidiaries that gave rise to the obligation to provide such Note Guarantee; or

(6) upon the achievement of Investment Grade Status by the Notes; provided that such Note Guarantee shall be reinstated upon the Reversion Date.

Any Guarantor not released from its obligations under its Note Guarantee as provided in this Section 11.05 will remain liable for the full amount of principal of, premium on, if any, and interest, if any, on, the Notes and for the other obligations of any Guarantor under this Indenture as provided in this Article 11.

ARTICLE 12

SATISFACTION AND DISCHARGE

Section 12.01 Satisfaction and Discharge.

This Indenture and the Security Documents will be discharged and will cease to be of further effect as to all Notes issued hereunder, when:

(1) either (a) all the Notes previously authenticated and delivered (other than certain lost, stolen or destroyed Notes and certain Notes for which provision for payment was previously made and thereafter the funds have been released to the Company) have been delivered to the Trustee for cancellation; or (b) all Notes not previously delivered to the Trustee for cancellation (i) have become due and payable, (ii) will become due and payable at their Stated Maturity within one year or (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company;

(2) the Company has deposited or caused to be deposited with the Trustee, money or U.S. Government Obligations, or a combination thereof, as applicable, the principal and interest on which will be sufficient to pay and discharge the entire indebtedness on the Notes not previously delivered to the Trustee for cancellation, for principal, premium, if any, and interest to the date of deposit (in the case of Notes that have become due and payable), or to the Stated Maturity or redemption date, as the case may be;

(3) the Company has paid or caused to be paid all other sums payable under this Indenture; and

(4) the Company has delivered to the Trustee an Officer's Certificate and an Opinion of Counsel each to the effect that all conditions precedent under this Section 12.01 have been complied with; *provided* that any such counsel may rely on any Officer's Certificate as to matters of fact (including as to compliance with the foregoing clauses (1), (2) and (3)).

Notwithstanding the satisfaction and discharge of this Indenture, if money has been deposited with the Trustee pursuant to clause (2) of this Section 12.01, the provisions of Sections 12.02 and 8.06 hereof will survive. In addition, nothing in this Section 12.01 will be deemed to discharge those provisions of Section 7.07 hereof, that, by their terms, survive the satisfaction and discharge of this Indenture.

Section 12.02 Application of Trust Money.

Subject to the provisions of Section 8.06 hereof, all money deposited with the Trustee pursuant to Section 12.01 hereof shall be held in trust and applied by it, in accordance with the provisions of the Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal, premium, if any, and interest, if any, for whose payment such money has been deposited with the Trustee; but such money need not be segregated from other funds except to the extent required by law.

If the Trustee or Paying Agent is unable to apply any money or Government Securities in accordance with Section 12.01 hereof by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company's and any Guarantor's obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 12.01 hereof; *provided* that if the Company has made any payment of principal of, premium on, if any, or interest, if any, on, any Notes because of the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money or Government Securities held by the Trustee or Paying Agent.

ARTICLE 13

MISCELLANEOUS

Section 13.01 Notices.

Any notice or communication by the Company, any Guarantor, the Trustee or the Notes Collateral Agent to the others is duly given if in writing and delivered in Person or by first class mail (registered or certified, return receipt requested), facsimile transmission or overnight air courier guaranteeing next day delivery, to the others' address:

If to the Company and/or any Guarantor:

Radio One, Inc.

1010 Wayne Avenue, 14th Floor

Silver Spring, Maryland 20910

Facsimile No.: (301) 628-5547

Attention: Chief Financial Officer

With a copy to:

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, Illinois 60654

Facsimile No.: (312) 862-2200

Attention: Dennis M. Myers, P.C.

If to the Trustee:

Wilmington Trust, National Association

166 Mercer Street, Suite 2R

New York, NY 10012

Facsimile No.: (212) 343-1079

Attention: Boris Treyger, Vice President, Global Finance Division

If to the Notes Collateral Agent:

Wilmington Trust, National Association

166 Mercer Street, Suite 2R

New York, NY 10012

Facsimile No.: (212) 343-1079

Attention: Boris Treyger, Vice President, Global Finance Division

The Company, any Guarantor, the Trustee or the Notes Collateral Agent, by notice to the others, may designate additional or different addresses for subsequent notices or communications.

All notices and communications (other than those sent to Holders) will be deemed to have been duly given: at the time delivered by hand, if personally delivered; five Business Days after being deposited in the mail, postage prepaid, if mailed; when receipt acknowledged, if transmitted by facsimile; and the next Business Day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery. Notwithstanding any other provision of this Indenture or any Note, where this Indenture or any Note provides for notice of any event (including any notice of redemption) to any Holder of an interest in a Global Note (whether by mail or otherwise), such notice shall be sufficiently given if given to DTC or any other applicable depositary for such Note (or its designee) according to the applicable procedures of DTC or such depositary.

Any notice or communication to a Holder will be delivered electronically or mailed by first class mail, certified or registered, return receipt requested, or by overnight air courier guaranteeing next day delivery to its address shown on the register kept by the Registrar. Failure to mail a notice or communication to a Holder or any defect in it will not affect its sufficiency with respect to other Holders.

If a notice or communication is mailed in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it.

If the Company mails a notice or communication to Holders, it will mail a copy to the Trustee, the Notes Collateral Agent and each Agent at the same time.

Section 13.02 Certificate and Opinion as to Conditions Precedent.

Upon any request or application by the Company to the Trustee to take any action under this Indenture, the Company shall furnish to the Trustee:

> (1) an Officer's Certificate satisfactory to the Trustee (which must include the statements set forth in Section 13.03 hereof) stating that, in the opinion of the signers, all conditions precedent and covenants, if any, provided for in this Indenture relating to the proposed action have been satisfied; and

> (2) an Opinion of Counsel satisfactory to the Trustee (which must include the statements set forth in Section 13.03 hereof) stating that, in the opinion of such counsel, all such conditions precedent and covenants have been satisfied.

Section 13.03 Statements Required in Certificate or Opinion.

Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture must include:

> (1) a statement that the Person making such certificate or opinion has read such covenant or condition;

> (2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

> (3) a statement that, in the opinion of such Person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been satisfied; and

> (4) a statement as to whether or not, in the opinion of such Person, such condition or covenant has been satisfied.

Section 13.04 Rules by Trustee and Agents.

The Trustee may make reasonable rules for action by or at a meeting of Holders. The Registrar or Paying Agent may make reasonable rules and set reasonable requirements for its functions.

Section 13.05 No Personal Liability of Directors, Officers, Employees and Stockholders.

No director, officer, employee, incorporator or shareholder of the Company or any of their respective Subsidiaries or Affiliates, as such, shall have any liability for any obligations of the Company under the Note Documents or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the U.S. federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Section 13.06 Governing Law.

THE INTERNAL LAW OF THE STATE OF NEW YORK WILL GOVERN AND BE USED TO CONSTRUE THIS INDENTURE, THE NOTES, THE NOTE GUARANTEES AND THE SECURITY DOCUMENTS WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

Section 13.07 No Adverse Interpretation of Other Agreements.

This Indenture may not be used to interpret any other indenture, loan or debt agreement of the Company or its Subsidiaries or of any other Person. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

Section 13.08 Successors.

All agreements of the Company in this Indenture and the Notes will bind its successors. All agreements of the Trustee in this Indenture will bind its successors. All agreements of each Guarantor in this Indenture will bind its successors, except as otherwise provided in Section 11.05 hereof.

Section 13.09 Severability.

In case any provision in this Indenture or in the Notes is invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions will not in any way be affected or impaired thereby.

Section 13.10 Counterpart Originals.

The parties may sign any number of copies of this Indenture. Each signed copy will be an original, but all of them together represent the same agreement.

Section 13.11 Table of Contents, Headings, etc.

The Table of Contents, Cross-Reference Table and Headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part of this Indenture and will in no way modify or restrict any of the terms or provisions hereof.

Section 13.12 Force Majeure.

In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

Section 13.13 Patriot Act.

The parties hereto acknowledge that in accordance with Section 326 of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "*USA Patriot Act*"), the Trustee and the Notes Collateral Agent, like all U.S. financial institutions, in order to help fight the funding of terrorism and money laundering, is required to obtain, verify, and record information that identifies each person or legal entity that establishes a relationship or opens an account. The parties to this Indenture agree that they will provide the Trustee and the Notes Collateral Agent with such information as they may request in order to satisfy the requirements of the USA Patriot Act.

[Signatures on following page]

IN WITNESS WHEREOF, the parties have caused this Indenture to be duly executed as of the day and year first written above.

RADIO ONE, INC.

By: /s/ Peter D. Thompson
Name: Peter D. Thompson
Title: Executive Vice President and Chief
          Financial Officer

RADIO ONE LICENSES, LLC
BELL BROADCASTING COMPANY
RADIO ONE OF DETROIT, LLC
RADIO ONE OF CHARLOTTE, LLC
CHARLOTTE BROADCASTING, LLC
RADIO ONE OF NORTH CAROLINA, LLC
RADIO ONE OF BOSTON, INC.
RADIO ONE OF BOSTON LICENSES, LLC
BLUE CHIP BROADCASTING, LTD.
BLUE CHIP BROADCASTING LICENSES, LTD.
RADIO ONE OF INDIANA, LLC
RADIO ONE OF INDIANA, L.P.
RADIO ONE OF TEXAS II, LLC
SATELLITE ONE, L.L.C.
RADIO ONE CABLE HOLDINGS, LLC
NEW MABLETON BROADCASTING CORPORATION
RADIO ONE MEDIA HOLDINGS, LLC
RADIO ONE DISTRIBUTION HOLDINGS, LLC
INTERACTIVE ONE, INC.
INTERACTIVE ONE, LLC
DISTRIBUTION ONE, LLC
REACH MEDIA, INC.
GAFFNEY BROADCASTING, LLC
RADIO ONE URBAN NETWORK HOLDINGS, LLC
IO ACQUISITION SUB, LLC

By: /s/ Peter D. Thompson
   Name: Peter D. Thompson
   Title: Vice President

TV ONE, LLC

By: /s/ Alfred C. Liggins, III

   Name: Alfred C. Liggins, III

   Title: Chief Executive Officer

WILMINGTON TRUST, NATIONAL ASSOCIATION,

AS TRUSTEE

By: <u>/s/ Boris Treyger</u>
Name: Boris Treyger
Title: Vice President

WILMINGTON TRUST, NATIONAL ASSOCIATION,

AS NOTES COLLATERAL AGENT

By: <u>/s/ Boris Treyger</u>
Name: Boris Treyger
Title: Vice President

86

Schedule 1

TOWER	MARKET	STATION	OWNER	ADDRESS
1	Baltimore	WERQ	Radio One, Inc.	4338/4344 Park Heights Ave (a/k/a Boarman Ave), Baltimore, MD
2	Baltimore	WWIN FM	Radio One, Inc.	2501 Hawkins Point Road Baltimore, MD
3	Baltimore	WWIN	Radio One, Inc.	3500 East Monument Street Baltimore, MD
4	Cincinnati	WIZF Old	Blue Chip Broadcasting, LTD	Tower View Drive Taylor Mill, KY
5	Cincinnati	Abandoned	Blue Chip Broadcasting, LTD	Tower View Drive Taylor Mill, KY
6	Cleveland	WJMO	Blue Chip Broadcasting, LTD	11821 Euclid Ave. Cleveland, OH.
7	Cleveland	WERE	Blue Chip Broadcasting, LTD	9466 Ridge Road North Royalton, OH
8	Cleveland	WERE	Blue Chip Broadcasting, LTD	9466 Ridge Road North Royalton, OH
9	Cleveland	WERE	Blue Chip Broadcasting, LTD	9466 Ridge Road North Royalton, OH
10	Cleveland	WERE	Blue Chip Broadcasting, LTD	9466 Ridge Road North Royalton, OH
11	Cleveland	WENZ	Blue Chip Broadcasting, LTD	14781 Sperry Road Newbury, OH
12	Columbus	WJYD	Blue Chip Broadcasting, LTD	1219 London Lockborne Rd London, OH 43140
13	Detroit	WHTD	Bell Broadcasting Company	21350 Pitko Rd., Macomb County Clinton Township, MI
14	Detroit	WCHB	Bell Broadcasting Company	29700 King Road Taylor, MI
15	Detroit	WCHB	Bell Broadcasting Company	29700 King Road Taylor, MI
16	Detroit	WCHB	Bell Broadcasting Company	29700 King Road Taylor, MI
17	Detroit	WCHB	Bell Broadcasting Company	29700 King Road Taylor, MI
18	Detroit	WCHB	Bell Broadcasting Company	29700 King Road Taylor, MI
19	Detroit	WCHB	Bell Broadcasting Company	29700 King Road Taylor, MI
20	Detroit	WCHB	Bell Broadcasting Company	29700 King Road Taylor, MI
21	Detroit	WCHB	Bell Broadcasting Company	29700 King Road Taylor, MI
22	Detroit	WCHB	Bell Broadcasting Company	29700 King Road Taylor, MI
23	Detroit	WCHB	Bell Broadcasting Company	29700 King Road Taylor, MI
24	Houston	KROI	Radio One of Texas II, LLC	22201 CR 46 Angleton, TX

25	Indianapolis	WTLC FM	Radio One of Indiana, L.P.	504 E. National Avenue Indianapolis, IN
26	Indianapolis	WYJZ Old	Radio One of Indiana, L.P.	10445 N SR 267 Brownsburg, IN 46112
27	Indianapolis	WTLC-AM	Radio One of Indiana, L.P.	910 West Sumner, Indianapolis, IN 46227
28	Indianapolis	WTLC-AM	Radio One of Indiana, L.P.	910 West Sumner, Indianapolis, IN 46227
29	Indianapolis	Abandoned	Radio One of Indiana, L.P.	1240 E. County Road 550 S Lebanon, IN
30	Richmond	WKJM	Radio One, Inc.	Hare Street and Culpepper Ave. Petersburg, Virginia
31	Richmond	WPZZ	Radio One, Inc.	County Road 608 Blackstone, Virginia
32	DC	WPRS	Radio One, Inc.	13410 Poplar Hill Road Waldorf, MD
33	DC	WPRS	Radio One, Inc.	13410 Poplar Hill Road Waldorf, MD

Schedule A

Mortgaged Property

Address	Owner
9466 Ridge Road, North Royalton, Ohio	Blue Chip Broadcasting, Ltd.

EXHIBIT A

[Face of Note]

CUSIP/CINS _____

7.375% Senior Secured Notes due 2022

No. ___ $_____

Radio One, Inc.

promises to pay to _____ or registered assigns,

the principal sum of _____ DOLLARS, or such other amount as set forth on the Schedule of Exchanges of Interests in the Global Note attached hereto, on April 15, 2022.

Interest Payment Dates: April 15 and October 15

Record Dates: April 1 and October 1

Dated: _____

Radio One, Inc.

By:

    Name:

    Title:

This is one of the Notes referred to

in the within-mentioned Indenture:

Wilmington Trust, National Association,

 as Trustee

By:

   Authorized Signatory

*   *This should be included only if the Note is issued in global form.*

A-

[Back of Note]

7.375% Senior Secured Notes due 2022

[Insert the Global Note Legend, if applicable pursuant to the provisions of the Indenture]

[Insert the Private Placement Legend, if applicable pursuant to the provisions of the Indenture]

Capitalized terms used herein have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

(1)　　*INTEREST.* Radio One, Inc., a Delaware corporation (the "*Company*"), promises to pay or cause to be paid interest on the principal amount of this Note at 7.375% per annum from _____, ___ until maturity. The Company will pay interest, if any, semi-annually in arrears on April 15 and October 15 of each year, or if any such day is not a Business Day, on the next succeeding Business Day (each, an "*Interest Payment Date*"). Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of issuance; *provided* that, if this Note is authenticated between a record date referred to on the face hereof and the next succeeding Interest Payment Date, interest shall accrue from such next succeeding Interest Payment Date; *provided further* that the first Interest Payment Date shall be _____, _____. The Company will pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal at the then applicable interest rate on the Notes to the extent lawful; it will pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest, if any (without regard to any applicable grace period), at the same rate to the extent lawful.

Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

(2)　　*METHOD OF PAYMENT.* The Company will pay interest on the Notes (except defaulted interest), if any, to the Persons who are registered Holders of Notes at the close of business on the April 1 or October 1 next preceding the Interest Payment Date, even if such Notes are canceled after such record date and on or before such Interest Payment Date, except as provided in Section 2.12 of the Indenture with respect to defaulted interest. The Notes will be payable as to principal, premium, if any, and interest, if any, at the office or agency of the Paying Agent and Registrar within the City and State of New York, or, at the option of the Company, payment of interest, if any, may be made by check mailed to the Holders at their addresses set forth in the register of Holders; *provided* that payment by wire transfer of immediately available funds will be required with respect to principal of, premium on, if any, and interest, if any, on, all Global Notes and all other Notes the Holders of which will have provided wire transfer instructions to the Company or the Paying Agent. Such payment will be in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

(3)　　*PAYING AGENT AND REGISTRAR.* Initially, Wilmington Trust, National Association, the Trustee under the Indenture, will act as Paying Agent and Registrar. The Company may change the Paying Agent or Registrar without prior notice to the Holders of the Notes. The Company or any of its Subsidiaries may act as Paying Agent or Registrar.

(4)　　*INDENTURE.* The Company issued the Notes under an Indenture dated as of April 17, 2015 (the "*Indenture*") among the Company, the Guarantors and the Trustee and Collateral Agent. The Notes are subject to all such terms, and Holders are referred to the Indenture for a statement of such terms. To the extent any provision of this Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling. The Indenture does not limit the aggregate principal amount of Notes that may be issued thereunder.

(5)　　*OPTIONAL REDEMPTION.*

(a)　　Except as set forth in clauses (b), (c) and (d) below, the Notes are not redeemable at the option of the Company.

(b)　　At any time prior to April 15, 2018, the Company may redeem the Notes in whole or in part, at its option, upon not less than 30 nor more than 60 days' prior notice at a redemption price equal to 100% of the principal amount of such Notes plus the relevant Applicable Premium as of, and accrued and unpaid interest, if any, to the redemption date.

(c)　　At any time and from time to time on or after April 15, 2018, the Company may redeem the Notes, in whole or in part, upon not less than 30 nor more than 60 days' notice at a redemption price equal to the percentage of principal amount set forth below plus accrued and unpaid interest, if any, on the Notes redeemed, to the applicable date of redemption, if redeemed during the twelve-month period beginning on April 15 of the year indicated below:

Year	Percentage
2018	103.688%
2019	101.844%
2020 and thereafter	100.000%

(d)　　At any time and from time to time prior to April 15, 2018, the Company may redeem Notes with the net cash proceeds received by the Company from any Equity Offering at a redemption price equal to 107.375% plus accrued and unpaid interest to the redemption date, in an aggregate principal amount for all such redemptions not to exceed 35% of the original aggregate principal amount of the Notes (including Additional Notes); *provided* that

　　　　(i)　　in each case the redemption takes place not later than 90 days after the closing of the related Equity Offering; and

　　　　(ii)　　not less than 65% of the original aggregate principal amount of the Notes issued under this Indenture (including any Additional Notes) remains outstanding immediately thereafter (excluding Notes held by the Company and any of its Restricted Subsidiaries).

Unless the Company defaults in the payment of the redemption price, interest will cease to accrue on the Notes or portions thereof called for redemption on the applicable redemption date.

(6)　　*MANDATORY REDEMPTION.*　The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

(7)　　*REPURCHASE AT THE OPTION OF HOLDER.*

(a)　　Upon the occurrence of a Change of Control, unless the Company has previously or concurrently delivered a redemption notice (that may only be conditional upon the occurrence of such Change of Control) with respect to all the outstanding Notes as set forth under Section 3.07 of the Indenture, the Company will make an offer (a "*Change of Control Offer*") at a price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to but excluding the date of repurchase, subject to the right of Holders of the Notes of record on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Company will deliver notice of such Change of Control Offer electronically or by first-class mail, with a copy to the Trustee, to each Holder of Notes at the address of such Holder appearing in the security register or otherwise in accordance with the procedures of DTC, setting forth the procedures governing the Change of Control Offer as required by the Indenture.

(b)　　If the Company or a Restricted Subsidiary of the Company consummates any Asset Disposition, on the 366th day after such Asset Disposition, if the aggregate amount of Excess Proceeds exceeds $10.0 million, the Company will make an Asset Disposition Offer to all Holders of Notes and all holders of other Pari Passu Indebtedness to purchase, prepay or redeem with the proceeds of sales of assets in accordance with the Indenture to purchase, prepay or redeem the maximum principal amount of Notes and such other Pari Passu Indebtedness (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith) that may be purchased, prepaid or redeemed out of the Excess Proceeds. The offer price in any Asset Disposition Offer will be equal to 100% of the principal amount, plus accrued and unpaid interest, if any, to the date of purchase, prepayment or redemption, subject to the rights of Holders of Notes on the relevant record date to receive interest due on the relevant interest payment date, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Disposition Offer, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes and other Pari Passu Indebtedness tendered in (or required to be prepaid or redeemed in connection with) such Asset Disposition Offer exceeds the amount of Excess Proceeds, the Trustee will select the Notes to be purchased on a *pro rata* basis, based on the amounts tendered or required to be prepaid or redeemed or as otherwise in accordance with the applicable procedures of the Depositary. Upon completion of each Asset Disposition Offer, the amount of Excess Proceeds will be reset at zero. Holders of Notes that are the subject of an offer to purchase will receive an Asset Disposition Offer from the Company prior to any related purchase date and may elect to have such Notes purchased by completing the form entitled "*Option of Holder to Elect Purchase*" attached to the Notes.

(8)　　*NOTICE OF REDEMPTION.*　At least 30 days but not more than 60 days before a redemption date, the Company will deliver electronically or mail by first class mail a notice of redemption to each Holder whose Notes are to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture pursuant to Articles 8 or 12 thereof. Notes and portions of Notes selected will be in amounts of $2,000 or whole multiples of $1,000 in excess thereof; except that if all of the Notes of a Holder are to be redeemed or purchased, the entire outstanding amount of Notes held by such Holder shall be redeemed or purchased.

(9)　　*DENOMINATIONS, TRANSFER, EXCHANGE.* The Notes are in registered form in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The transfer of Notes may be registered and Notes may be exchanged as provided in the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company need not exchange or register the transfer of any Note or portion of a Note selected for redemption, except for the unredeemed portion of any Note being redeemed in part. Also, the Company need not exchange or register the transfer of any Notes for a period of 15 days before a selection of Notes to be redeemed or during the period between a record date and the next succeeding Interest Payment Date.

(10)   *SECURITY.* The Notes will be secured on the terms and subject to the conditions set forth in the Indenture and the Security Documents. Each Holder, by accepting this Note, consents and agrees to the terms of the Security Documents (including the provisions providing for the foreclosure and release of Collateral) as the same may be in effect or may be amended from time to time in accordance with their terms and the Indenture and authorizes and directs the Trustee and/or the Notes Collateral Agent, as applicable, to enter into the Security Documents and to perform its obligations and exercise its rights thereunder in accordance therewith.

(11)   *PERSONS DEEMED OWNERS.* The registered Holder of a Note may be treated as the owner of it for all purposes. Only registered Holders have rights under the Indenture.

(12)   *AMENDMENT, SUPPLEMENT AND WAIVER.* Subject to certain exceptions, the Indenture, the Notes or the Note Guarantees may be amended or supplemented with the consent of the Holders of at least a majority in aggregate principal amount of the then outstanding Notes including Additional Notes, if any, voting as a single class, and any existing Default or Event of Default or compliance with any provision of the Indenture or the Notes or the Note Guarantees may be waived with the consent of the Holders of a majority in aggregate principal amount of the then outstanding Notes including Additional Notes, if any, voting as a single class. Without the consent of any Holder of Notes, the Indenture, the Notes or the Note Guarantees may be amended or supplemented to cure any ambiguity, defect, error or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's or a Guarantor's obligations to Holders of the Notes and Note Guarantees by a successor to the Company or such Guarantor pursuant to the Indenture, to make any change that would add to the covenants or provide for a Guarantee for the benefit of the Holders of the Notes or surrender any right or power conferred upon the Company or any Restricted Subsidiary or that does not adversely affect the rights under the Indenture of any Holder, to conform the text of the Indenture, the Notes, or the Note Guarantees to any provision of the "Description of the Notes" section of the Offering Circular, to provide for the issuance of Additional Notes in accordance with the limitations set forth in the Indenture, to allow any Guarantor to execute a supplemental indenture to the Indenture and/or a Note Guarantee with respect to the Notes.

(13)   *DEFAULTS AND REMEDIES.* Events of Default include: (i) default in any payment of interest on any Note when due and payable, continued for 30 days; (ii) default in the payment of the principal amount of or premium, if any, on any Note issued under this Indenture when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise; (iii) failure to comply with the Company's agreements or obligations contained in the Indenture for 60 days after written notice by the Trustee on behalf of the Holders or by the Holders of 25% in principal amount of the outstanding Notes which notice requires that the default be remedied and states that it is a notice of default under this Indenture; *provided* that the Company shall have 120 days after the receipt of such notice to remedy, or receive a waiver for, a failure to comply with Section 4.03 of the Indenture; (iv) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by the Company any of its Restricted Subsidiaries) other than Indebtedness owed to the Company or a Restricted Subsidiary whether such Indebtedness or Guarantee now exists, or is created after the date hereof, which is caused by a failure to pay principal of such Indebtedness, at its stated final maturity (after giving effect to any applicable grace periods) provided in such Indebtedness; or results in the acceleration of such Indebtedness prior to its stated final maturity; (vi) failure by the Company or any Significant Subsidiary (or group of Restricted Subsidiaries that together (determined as of the most recent consolidated financial statements of the Company for a fiscal period end provided as required under Section 4.03 of the Indenture) would constitute a Significant Subsidiary) to pay certain final judgments, which judgments are not paid, discharged or stayed, for a period of 60 days; (vii) certain events of bankruptcy or insolvency with respect to the Company or a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant and (viii) any Guarantee of the Notes ceases to be in full force and effect, other than in accordance with the terms of the Indenture or a Guarantor denies or disaffirms its obligations under its Guarantee of the Notes, other than in accordance with the terms thereof or upon release of such Guarantee in accordance with the Indenture. In the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the Company, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Holders may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in aggregate principal amount of the then outstanding Notes may direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or exercising any trust or power conferred on it. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal, premium, if any, interest, if any,) if it determines that withholding notice is in their interest. The Holders of a majority in aggregate principal amount of the then outstanding Notes by notice to the Trustee may, on behalf of all the Holders of Notes, rescind an acceleration or waive an existing Default or Event of Default and its respective consequences under the Indenture except a continuing Default or Event of Default in the payment of principal of, premium on, if any, or interest, if any, on, the Notes (including in connection with an offer to purchase). The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required, upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

(14)   *TRUSTEE DEALINGS WITH COMPANY.* The Trustee, in its individual or any other capacity, may make loans to, accept deposits from, and perform services for the Company or its Affiliates, and may otherwise deal with the Company or its Affiliates, as if it were not the Trustee.

(15)   *NO RECOURSE AGAINST OTHERS.* No director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, will have any liability for any obligations of the Company or the Guarantors under the Notes, the Indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

(16)   *AUTHENTICATION.* This Note will not be valid until authenticated by the manual signature of the Trustee or an authenticating agent.

(17)   *ABBREVIATIONS.* Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act).

(18)   *CUSIP NUMBERS.* Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Company has caused CUSIP numbers to be printed on the Notes, and the Trustee may use CUSIP numbers in notices of redemption as a convenience to Holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption, and reliance may be placed only on the other identification numbers placed thereon.

(19)   *GOVERNING LAW.* THE INTERNAL LAW OF THE STATE OF NEW YORK WILL GOVERN AND BE USED TO CONSTRUE THE INDENTURE, THIS NOTE AND THE NOTE GUARANTEES WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

The Company will furnish to any Holder upon written request and without charge a copy of the Indenture. Requests may be made to:


Radio One, Inc.
1010 Wayne Avenue, 14th Floor
Silver Spring, Maryland 20910
Attention: Investor Relations

A-


ASSIGNMENT FORM

To assign this Note, fill in the form below:

(I) or (we) assign and transfer this Note to:

(Insert assignee's legal name)

(Insert assignee's soc. sec. or tax I.D. no.)

(Print or type assignee's name, address and zip code)

and irrevocably appoint

to transfer this Note on the books of the Company. The agent may substitute another to act for him.

Date: _____

Your Signature:

(Sign exactly as your name appears on the face of this Note)

Signature Guarantee*: _____

*   Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

A-

Option of Holder to Elect Purchase

If you want to elect to have this Note purchased by the Company pursuant to Section 4.10 or 4.15 of the Indenture, check the appropriate box below:

Section 4.10   Section 4.15

If you want to elect to have only part of the Note purchased by the Company pursuant to Section 4.10 or Section 4.15 of the Indenture, state the amount you elect to have purchased:

$_____

Date: _____

Your Signature:

(Sign exactly as your name appears on the face of this Note)

Tax Identification No.:

Signature Guarantee*: _____

*   Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

A-

The following exchanges of a part of this Global Note for an interest in another Global Note or for a Definitive Note, or exchanges of a part of another Global Note or Definitive Note for an interest in this Global Note, have been made:

Date of Exchange	Amount of decrease in Principal Amount of this Global Note	Amount of increase in Principal Amount of this Global Note	Principal Amount of this Global Note following such decrease (or increase)	Signature of authorized officer of Trustee or Custodian

*   *This schedule should be included only if the Note is issued in global form.*

A-

EXHIBIT B

FORM OF CERTIFICATE OF TRANSFER

Radio One, Inc.

1010 Wayne Avenue, 14th Floor

Silver Spring, Maryland 20910

Wilmington Trust, National Association

166 Mercer Street, Suite 2R

New York, NY 10012

Re: 7.375% Senior Secured Notes due 2022

Reference is hereby made to the Indenture, dated as of April 17, 2015 (the "*Indenture*"), among Radio One, Inc., as issuer (the "*Company*"), the Guarantors party thereto and Wilmington Trust, National Association, as trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

_____, (the "*Transferor*") owns and proposes to transfer the Note[s] or interest in such Note[s] specified in Annex A hereto, in the principal amount of $_____ in such Note[s] or interests (the "*Transfer*"), to _____ (the "*Transferee*"), as further specified in Annex A hereto. In connection with the Transfer, the Transferor hereby certifies that:

[CHECK ALL THAT APPLY]

1. **Check if Transferee will take delivery of a beneficial interest in the 144A Global Note or a Restricted Definitive Note pursuant to Rule 144A**. The Transfer is being effected pursuant to and in accordance with Rule 144A under the Securities Act of 1933, as amended (the "*Securities Act*"), and, accordingly, the Transferor hereby further certifies that the beneficial interest or Definitive Note is being transferred to a Person that the Transferor reasonably believes is purchasing the beneficial interest or Definitive Note for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is a "qualified institutional buyer" within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A, and such Transfer is in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the 144A Global Note and/or the Restricted Definitive Note and in the Indenture and the Securities Act.

2. **Check if Transferee will take delivery of a beneficial interest in the Regulation S Global Note or a Restricted Definitive Note pursuant to Regulation S**. The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act and, accordingly, the Transferor hereby further certifies that (i) the Transfer is not being made to a Person in the United States and (x) at the time the buy order was originated, the Transferee was outside the United States or such Transferor and any Person acting on its behalf reasonably believed and believes that the Transferee was outside the United States or (y) the transaction was executed in, on or through the facilities of a designated offshore securities market and neither such Transferor nor any Person acting on its behalf knows that the transaction was prearranged with a buyer in the United States, (ii) no directed selling efforts have been made in contravention of the requirements of Rule 903(b) or Rule 904(b) of Regulation S under the Securities Act and (iii) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act. Upon consummation of the proposed transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will be subject to the restrictions on Transfer enumerated in the Private Placement Legend printed on the Regulation S Global Note and/or the Restricted Definitive Note and in the Indenture and the Securities Act.

3. ¨ **Check and complete if Transferee will take delivery of a beneficial interest in a Restricted Definitive Note pursuant to any provision of the Securities Act other than Rule 144A or Regulation S**. The Transfer is being effected in compliance with the transfer restrictions applicable to beneficial interests in Restricted Global Notes and Restricted Definitive Notes and pursuant to and in accordance with the Securities Act and any applicable blue sky securities laws of any state of the United States, and accordingly the Transferor hereby further certifies that (check one):

      (a) ¨ such Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act;

or

      (b) ¨ such Transfer is being effected to the Company or a subsidiary thereof;

or

      (c) ¨ such Transfer is being effected pursuant to an effective registration statement under the Securities Act and in compliance with the prospectus delivery requirements of the Securities Act.

or

      (d) ¨ such Transfer is being effected pursuant to an exemption from the registration requirements of the Securities Act other than Rule 144A, Rule 144, Rule 903 or Rule 904, and the Transferor hereby further certifies that it has not engaged in any general solicitation within the meaning of Regulation D under the Securities Act and the Transfer complies with the transfer restrictions applicable to beneficial interests in a Restricted Global Note or Restricted Definitive Notes and the requirements of the exemption claimed, which certification is supported by an Opinion of Counsel provided by the Transferor or the Transferee (a copy of which the Transferor has attached to this certification), to the effect that such Transfer is in compliance with the Securities Act. Upon consummation of the proposed transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Definitive Notes and in the Indenture and the Securities Act.

4. ¨ **Check if Transferee will take delivery of a beneficial interest in an Unrestricted Global Note or of an Unrestricted Definitive Note**.

      (a) ¨ **Check if Transfer is pursuant to Rule 144**. (i) The Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes, on Restricted Definitive Notes and in the Indenture.

      (b) ¨ **Check if Transfer is Pursuant to Regulation S**. (i) The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes, on Restricted Definitive Notes and in the Indenture.

(c) ¨ **Check if Transfer is Pursuant to Other Exemption**. (i) The Transfer is being effected pursuant to and in compliance with an exemption from the registration requirements of the Securities Act other than Rule 144, Rule 903 or Rule 904 and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any State of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will not be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes or Restricted Definitive Notes and in the Indenture.

This certificate and the statements contained herein are made for your benefit and the benefit of the Company.

[Insert Name of Transferor]

By:

Name:

Title:

Dated: _____

B- PAGE

EXHIBIT B

ANNEX A TO CERTIFICATE OF TRANSFER

1.   The Transferor owns and proposes to transfer the following:

[CHECK ONE OF (a) OR (b)]

(a)   a beneficial interest in the:

    (i)   ¨   144A Global Note (CUSIP _____), or

    (ii)   ¨   Regulation S Global Note (CUSIP _____), or

(b) ¨   a Restricted Definitive Note.

2.   After the Transfer the Transferee will hold:

[CHECK ONE]

(a) ¨   a beneficial interest in the:

    (i)   ¨   144A Global Note (CUSIP _____), or

    (ii)   ¨   Regulation S Global Note (CUSIP _____), or

    (iii)   ¨   Unrestricted Global Note (CUSIP _____); or

(b) ¨   a Restricted Definitive Note; or

(c) ¨   an Unrestricted Definitive Note,

in accordance with the terms of the Indenture.

B-

EXHIBIT C

FORM OF CERTIFICATE OF EXCHANGE

Radio One, Inc.

1010 Wayne Avenue, 14th Floor

Silver Spring, Maryland 20910

Wilmington Trust, National Association

166 Mercer Street, Suite 2R

New York, NY 10012

> Re: 7.375% Senior Secured Notes due 2022

(CUSIP [   ])

Reference is hereby made to the Indenture, dated as of April 17, 2015 (the "*Indenture*"), among Radio One, Inc., as issuer (the "*Company*"), the Guarantors party thereto and Wilmington Trust, National Association, as trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

_____, (the "*Owner*") owns and proposes to exchange the Note[s] or interest in such Note[s] specified herein, in the principal amount of $_____ in such Note[s] or interests (the "*Exchange*"). In connection with the Exchange, the Owner hereby certifies that:

1. **Exchange of Restricted Definitive Notes or Beneficial Interests in a Restricted Global Note for Unrestricted Definitive Notes or Beneficial Interests in an Unrestricted Global Note**

(a) ¨ **Check if Exchange is from beneficial interest in a Restricted Global Note to beneficial interest in an Unrestricted Global Note**. In connection with the Exchange of the Owner's beneficial interest in a Restricted Global Note for a beneficial interest in an Unrestricted Global Note in an equal principal amount, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner's own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Global Notes and pursuant to and in accordance with the Securities Act of 1933, as amended (the "*Securities Act*"), (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest in an Unrestricted Global Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

(b) ¨ **Check if Exchange is from beneficial interest in a Restricted Global Note to Unrestricted Definitive Note**. In connection with the Exchange of the Owner's beneficial interest in a Restricted Global Note for an Unrestricted Definitive Note, the Owner hereby certifies (i) the Definitive Note is being acquired for the Owner's own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Global Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the Definitive Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

(c) ¨ **Check if Exchange is from Restricted Definitive Note to beneficial interest in an Unrestricted Global Note**. In connection with the Owner's Exchange of a Restricted Definitive Note for a beneficial interest in an Unrestricted Global Note, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner's own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Definitive Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

(d) ¨ **Check if Exchange is from Restricted Definitive Note to Unrestricted Definitive Note**. In connection with the Owner's Exchange of a Restricted Definitive Note for an Unrestricted Definitive Note, the Owner hereby certifies (i) the Unrestricted Definitive Note is being acquired for the Owner's own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Definitive Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the Unrestricted Definitive Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

2. **Exchange of Restricted Definitive Notes or Beneficial Interests in Restricted Global Notes for Restricted Definitive Notes or Beneficial Interests in Restricted Global Notes**

(a) ¨ **Check if Exchange is from beneficial interest in a Restricted Global Note to Restricted Definitive Note.** In connection with the Exchange of the Owner's beneficial interest in a Restricted Global Note for a Restricted Definitive Note with an equal principal amount, the Owner hereby certifies that the Restricted Definitive Note is being acquired for the Owner's own account without transfer. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the Restricted Definitive Note issued will continue to be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Definitive Note and in the Indenture and the Securities Act.

(b) ¨ **Check if Exchange is from Restricted Definitive Note to beneficial interest in a Restricted Global Note**. In connection with the Exchange of the Owner's Restricted Definitive Note for a beneficial interest in the [CHECK ONE] ¨ 144A Global Note, ¨ Regulation S Global Note with an equal principal amount, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner's own account without transfer and (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Global Notes and pursuant to and in accordance with the Securities Act, and in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the beneficial interest issued will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the relevant Restricted Global Note and in the Indenture and the Securities Act.

This certificate and the statements contained herein are made for your benefit and the benefit of the Company.

[Insert Name of Transferor]

By:

    Name:

    Title:

Dated: _____

C-

EXHIBIT D

[RESERVED]

EXHIBIT E

FORM OF NOTATION OF GUARANTEE

For value received, each Guarantor (which term includes any successor Person under the Indenture) has, jointly and severally, unconditionally guaranteed, to the extent set forth in the Indenture and subject to the provisions in the Indenture dated as of April 17, 2015 (the "*Indenture*") among Radio One, Inc., a Delaware corporation (the "*Company*"), the Guarantors party thereto and Wilmington Trust, National Association, as trustee (the "*Trustee*"), (a) the due and punctual payment of the principal of, premium on, if any, and interest, if any, on, the Notes, whether at maturity, by acceleration, redemption or otherwise, the due and punctual payment of interest on overdue principal of, premium on, if any, and interest, if any, on, the Notes, if any, if lawful, and the due and punctual performance of all other obligations of the Company to the Holders or the Trustee all in accordance with the terms of the Indenture and (b) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, that the same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at stated maturity, by acceleration or otherwise. The obligations of the Guarantors to the Holders of Notes and to the Trustee pursuant to the Note Guarantee and the Indenture are expressly set forth in Article 11 of the Indenture and reference is hereby made to the Indenture for the precise terms of the Note Guarantee. Each Holder of a Note, by accepting the same, (a) agrees to and shall be bound by such provisions and (b) appoints the Trustee attorney-in-fact of such Holder for such purpose.

Capitalized terms used but not defined herein have the meanings given to them in the Indenture.

[NAME OF GUARANTOR(S)]

By:

    Name:

    Title:

E-

FORM OF SUPPLEMENTAL INDENTURE

TO BE DELIVERED BY SUBSEQUENT GUARANTORS

SUPPLEMENTAL INDENTURE (this "*Supplemental Indenture*"), dated as of _____, among _____ (the "*Guaranteeing Subsidiary*"), a subsidiary of Radio One, Inc. (or its permitted successor), a Delaware corporation (the "*Company*"), the Company, the other Guarantors (as defined in the Indenture referred to herein) and Wilmington Trust, National Association, as trustee under the Indenture referred to below (the "*Trustee*").

WITNESSETH

WHEREAS, the Company has heretofore executed and delivered to the Trustee an indenture (the "*Indenture*"), dated as of April 17, 2015 providing for the issuance of 7.375% Senior Subordinated Notes due 2022 (the "*Notes*");

WHEREAS, the Indenture provides that under certain circumstances the Guaranteeing Subsidiary shall execute and deliver to the Trustee a supplemental indenture pursuant to which the Guaranteeing Subsidiary shall unconditionally guarantee all of the Company's Obligations under the Notes and the Indenture on the terms and conditions set forth herein (the "*Note Guarantee*"); and

WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Guaranteeing Subsidiary and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

1. CAPITALIZED TERMS. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2. AGREEMENT TO GUARANTEE. The Guaranteeing Subsidiary hereby agrees to provide an unconditional Guarantee on the terms and subject to the conditions set forth in the Note Guarantee and in the Indenture including but not limited to Article 11 thereof.

3. NO RECOURSE AGAINST OTHERS. No director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, will have any liability for any obligations of the Company or the Guarantors under the Notes, this Indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

4. NEW YORK LAW TO GOVERN. THE INTERNAL LAW OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS SUPPLEMENTAL INDENTURE WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

5. COUNTERPARTS. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

6 EFFECT OF HEADINGS. The Section headings herein are for convenience only and shall not affect the construction hereof.

7. THE TRUSTEE. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guaranteeing Subsidiary and the Company.

EXHIBIT F

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.

Dated: _____,

[GUARANTEEING SUBSIDIARY]

By:

    Name:

    Title:

[COMPANY]

By:

    Name:

    Title:

[EXISTING GUARANTORS]

By:

    Name:

    Title:

[TRUSTEE],

  as Trustee

By:

    Authorized Signatory

FORM OF PARITY LIEN INTERCREDITOR AGREEMENT

[To Come]

G-

FOURTH SUPPLEMENTAL INDENTURE

FOURTH SUPPLEMENTAL INDENTURE (this "*Fourth Supplemental Indenture*"), dated as of April 17, 2015, among TV One, LLC (the "*Guaranteeing Subsidiary*"), a subsidiary of Radio One, Inc. (or its permitted successor), a Delaware corporation (the "*Company*"), the Company, the other Guarantors (as defined in the Indenture referred to herein) and Wilmington Trust, National Association, as trustee under the Indenture referred to below (the "*Trustee*").

WITNESSETH

WHEREAS, the Company has heretofore executed and delivered to the Trustee an indenture (the "*Indenture*"), dated as of February 10, 2014 providing for the issuance of 9.25% Senior Subordinated Notes due 2020 (the "*Notes*");

WHEREAS, the Indenture provides that under certain circumstances the Guaranteeing Subsidiary shall execute and deliver to the Trustee a supplemental indenture pursuant to which the Guaranteeing Subsidiary shall unconditionally guarantee all of the Company's Obligations under the Notes and the Indenture on the terms and conditions set forth herein (the "*Note Guarantee*"); and

WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustee is authorized to execute and deliver this Fourth Supplemental Indenture.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Guaranteeing Subsidiary and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

1.   CAPITALIZED TERMS. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2.   AGREEMENT TO GUARANTEE. The Guaranteeing Subsidiary hereby agrees to provide an unconditional Guarantee on the terms and subject to the conditions set forth in the Note Guarantee and in the Indenture including but not limited to Article 11 thereof.

4.   NO RECOURSE AGAINST OTHERS. No director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, will have any liability for any obligations of the Company or the Guarantors under the Notes, this Indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

5.   NEW YORK LAW TO GOVERN. THE INTERNAL LAW OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS FOURTH SUPPLEMENTAL INDENTURE WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

6.   COUNTERPARTS. The parties may sign any number of copies of this Fourth Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

7.   EFFECT OF HEADINGS. The Section headings herein are for convenience only and shall not affect the construction hereof.

8.   THE TRUSTEE. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Fourth Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guaranteeing Subsidiary and the Company.

IN WITNESS WHEREOF, the parties hereto have caused this Fourth Supplemental Indenture to be duly executed and attested, all as of the date first above written.

Dated: April 17, 2015


Tᴠ Oɴᴇ, LLC

By: /s/ Alfred C. Liggins, III   ___

Name: Alfred C. Liggins, III

Title: Chief Executive Officer

Signature Page - Fourth Supplemental Indenture


RADIO ONE, INC.

By: ___/s/ Peter D. Thompson_____

  Name: Peter D. Thompson

  Title: Executive Vice President and Chief Financial Officer

RADIO ONE LICENSES, LLC
BELL BROADCASTING COMPANY
RADIO ONE OF DETROIT, LLC
RADIO ONE OF CHARLOTTE, LLC
CHARLOTTE BROADCASTING, LLC
RADIO ONE OF NORTH CAROLINA, LLC
RADIO ONE OF BOSTON, INC.
RADIO ONE OF BOSTON LICENSES, LLC
BLUE CHIP BROADCASTING, LTD.
BLUE CHIP BROADCASTING LICENSES, LTD.
RADIO ONE OF INDIANA, LLC
RADIO ONE OF INDIANA, L.P.
RADIO ONE OF TEXAS II, LLC
SATELLITE ONE, L.L.C.
RADIO ONE CABLE HOLDINGS, LLC
NEW MABLETON BROADCASTING CORPORATION
RADIO ONE MEDIA HOLDINGS, LLC
RADIO ONE DISTRIBUTION HOLDINGS, LLC
INTERACTIVE ONE, INC.
INTERACTIVE ONE, LLC
DISTRIBUTION ONE, LLC
REACH MEDIA, INC.
GAFFNEY BROADCASTING, LLC
RADIO ONE URBAN NETWORK HOLDINGS, LLC

IO ACQUISITION SUB, LLC

By: ___/s/ Peter D. Thompson_____

  Name: Peter D. Thompson

  Title: Vice President

Signature Page - Fourth Supplemental Indenture

WILMINGTON TRUST, NATIONAL ASSOCIATION,

as Trustee

By: ___/s/ Boris Treyger_____
Name: Boris Treyger
Title: Vice President

Signature Page - Fourth Supplemental Indenture

FOR U.S. TAX PURPOSES ONLY, THE LOANS UNDER THIS AGREEMENT ARE TREATED AS HAVING BEEN ISSUED WITH ORIGINAL ISSUE DISCOUNT ("OID"). BEGINNING NO LATER THAN 10 DAYS FOLLOWING THE EFFECTIVE DATE, A LENDER MAY, UPON REQUEST, OBTAIN FROM THE BORROWER ISSUE PRICE, ISSUE DATE, AMOUNT OF OID AND YIELD TO MATURITY OF EACH LOAN MADE BY SUCH LENDER BY CONTACTING THE CHIEF FINANCIAL OFFICER OF THE BORROWER, 1010 WAYNE AVENUE, 14TH FLOOR, SILVER SPRING, MARYLAND 20910.

_____

CREDIT AGREEMENT

among

RADIO ONE, INC.,

VARIOUS LENDERS,

JEFFERIES FINANCE LLC,
as ADMINISTRATIVE AGENT

and

JEFFERIES FINANCE LLC,
as SOLE LEAD ARRANGER and SOLE BOOK RUNNING MANAGER

_____

Dated as of April 17, 2015
_____

_____

CREDIT AGREEMENT, dated as of April 17, 2015, among RADIO ONE, INC., a Delaware corporation (the "<u>Borrower</u>"), the Lenders party hereto from time to time, and JEFFERIES FINANCE LLC, as Administrative Agent, Sole Lead Arranger and Sole Book Running Manager. All capitalized terms used herein and defined in Section 1.01 are used herein as therein defined.

<p style="text-align:center">W I T N E S S E T H:</p>

WHEREAS, pursuant to that certain Unit Purchase Agreement, dated as of February 11, 2015 (together with the exhibits and disclosure schedules thereto, as the same may be amended, restated, modified, supplemented or waived from time to time in accordance with the terms hereof and thereof, the "<u>Acquisition Agreement</u>"), by and among Radio One Cable Holdings, LLC, a Delaware limited liability company ("<u>ROCH</u>"), TV One, LLC, a Delaware limited liability company ("<u>TV One</u>"), and Comcast Programming Ventures V, LLC ("<u>Comcast</u>"), ROCH intends to acquire all of Comcast's membership interests in TV One (the "<u>Acquisition</u>").

WHEREAS, in order to finance the Transaction, and to provide for the working capital needs and general corporate requirements (including to finance permitted Investments, Permitted Acquisitions, Capital Expenditures and Dividends) of the Borrower and its Subsidiaries after giving effect to the Transaction, the Borrower has requested that the Lenders extend credit in the form of Initial Term Loans in an aggregate principal amount of $350,000,000 on the Effective Date.

WHEREAS, subject to and upon the terms and conditions set forth herein, the Lenders are willing to make available to the Borrower the respective credit facilities provided for herein;

NOW, THEREFORE, IT IS AGREED:

SECTION 1. <u>Definitions and Accounting Terms</u>

1.01.

1.01. <u>Defined Terms</u>. As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

"<u>Acquired Entity or Business</u>" shall mean either (a) the assets constituting a business, division, product line or Station of any Person not already a Subsidiary of the Borrower or (b) 100% of the Equity Interests of any such Person (including by way of merger), which Person shall, as a result of the acquisition of such Equity Interests, become (i) a Domestic Restricted Subsidiary of the Borrower (or shall be merged with and into the Borrower or another Domestic Restricted Subsidiary of the Borrower that is a Subsidiary Guarantor, with the Borrower or such Subsidiary Guarantor being the surviving or continuing Person) or (ii) a Foreign Restricted Subsidiary of the Borrower (or shall be merged with and into a Foreign Restricted Subsidiary of the Borrower, with the Foreign Restricted Subsidiary of the Borrower being the surviving or continuing Person).

"<u>Acquisition</u>" shall have the meaning provided in the recitals of this Agreement.

"<u>Acquisition Agreement</u>" shall have the meaning provided in the recitals of this Agreement.

"<u>Acquisition Documents</u>" shall mean the Acquisition Agreement and all other material definitive agreements delivered pursuant thereto, as the same may be amended, restated, modified, supplemented or waived from time to time in accordance with the terms hereof and thereof.

"<u>Additional Cost-Savings and Adjustments</u>" shall mean, with respect to any Specified Transaction, those cost-savings adjustments (in each case not included pursuant to subclause (x) of clause (iii) of the definition of <u>Pro</u> <u>Forma</u> Basis contained herein) and other adjustments to reflect operating improvements, operating expense reductions, initiatives or synergies reasonably anticipated by the Borrower to be achieved, in connection with such Specified Transaction during the 18 month period following the consummation thereof, which adjustments shall be (i) factually supportable in the good faith judgment of the Borrower, (ii) net of costs reasonably expected to be incurred by the Borrower and its Restricted Subsidiaries to achieve any such cost savings, and (iii) described (in reasonable detail) in an officer's certificate delivered by an Authorized Officer of the Borrower to the Administrative Agent.

"<u>Additional Security Documents</u>" shall have the meaning provided in Section 8.11.

"Adjusted Consolidated Net Income" shall mean, for any period, the sum of (i) Consolidated Net Income for such period plus (ii) the sum of the amount of all net non-cash charges (including, without limitation, depreciation, amortization, deferred tax expense and non-cash interest expense) and net non-cash losses which were included in arriving at Consolidated Net Income for such period, plus (iii) the amount of all dividends and distributions actually paid in cash to the Borrower or any Wholly-Owned Restricted Subsidiary by Unrestricted Subsidiaries during such period (other than any distribution constituting "Designated Unrestricted Subsidiary Dividends" pursuant to the definition of "Available Basket Amount"), in each case to the extent not already included in determining Consolidated Net Income for such period, less (iv) the amount of all net non-cash gains and non-cash credits which were included in arriving at Consolidated Net Income for such period.

"Adjusted Consolidated Working Capital" shall mean, at any time, Consolidated Current Assets less Consolidated Current Liabilities at such time.

"Administrative Agent" shall mean Jefferies, in its capacity as Administrative Agent for the Lenders hereunder and under the other Credit Documents, and shall include any permitted successor to the Administrative Agent appointed pursuant to Section 11.09.

"Administrative Questionnaire" shall mean an Administrative Questionnaire in the form supplied from time to time by the Administrative Agent.

"Affiliate" shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. A Person shall be deemed to control another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise; provided, however, that (i) none of the Administrative Agent, any Lender or any of their respective Affiliates shall be considered an Affiliate of the Borrower or any Subsidiary thereof as a result of this Agreement, the extension of credit hereunder, or its actions in connection herewith and (ii) for purposes of this Agreement, Jefferies LLC and its Affiliates shall be deemed to be "Affiliates" of Jefferies.

"Affiliate Entity" shall mean any Person who, directly or indirectly, has the ability to elect one or more of the members of the board of directors of the Borrower or any Parent Company.

"Affiliation Agreement" means, collectively, the (i) agreement entered into concurrently with the execution of the Acquisition Agreement between Comcast Cable Communication, LLC, an affiliate of Comcast, and TV One providing for a multi-year extension of their previous affiliation agreement regarding the distribution of the television programming service of TV One, (ii) any other affiliation agreements providing for the transmission or distribution of content from TV One entered into, whether new or otherwise amended, during the period that is one month prior to the Effective Date through six months after the Effective Date and (iii) any other affiliation agreements providing for the transmission or distribution of content from TV One that are terminated during the six month period after the Effective Date.

"Aggregate Consideration" shall mean, with respect to any Permitted Acquisition, the sum (without duplication) of (i) the aggregate amount of all cash paid (or to be paid) by the Borrower or any of its Restricted Subsidiaries for the applicable Acquired Entity or Business in connection with such Permitted Acquisition and all contingent cash purchase price, earn-out and other similar obligations of the Borrower and its Restricted Subsidiaries incurred and reasonably expected to be incurred in connection therewith (as determined in good faith by the Borrower), including any cash payments made pursuant to non-competition agreements, (ii) the aggregate principal amount of all Indebtedness assumed, incurred, refinanced and/or issued in connection with such Permitted Acquisition to the extent permitted by Section 9.04 (including Permitted Acquired Debt) (excluding cash proceeds thereof paid and included pursuant to clause (i) above), and (iii) the fair market value of all other consideration paid (or to be paid) by the Borrower or its Restricted Subsidiaries in connection with such Permitted Acquisition; provided that "Aggregate Consideration" shall not include consideration paid in the form of common Equity Interests of the Borrower.

"Agreement" shall mean this Credit Agreement, as modified, supplemented, amended, restated (including any amendment and restatement hereof), extended or renewed from time to time.

"Applicable Excess Cash Flow Percentage" shall mean, with respect to any Excess Cash Flow Calculation Date, 50%; provided that so long as no Event of Default is then in existence, if on the last day of the relevant Excess Cash Flow Calculation Period, the Total Leverage Ratio for the Test Period then most recently ended (as set forth in the officer's certificate delivered (or required to be delivered) pursuant to Section 8.01(e)), (i) is (a) less than or equal to 6.00:1.00 and (b) greater than 5.00:1.00, then the Applicable Excess Cash Flow Percentage shall instead be 25% or (ii) is less than or equal to 5.00:1.00, then the Applicable Excess Cash Flow Percentage shall instead be 0%.

"Applicable Margin" shall mean a percentage per annum equal to (i) in the case of Term Loans maintained as Base Rate Loans, 3.50% and (ii) LIBOR Loans, 4.50%.

"Asset Sale" shall mean any sale, transfer or other disposition by the Borrower or any of its Restricted Subsidiaries to any Person (including by way of redemption by such Person) other than to the Borrower or a Wholly-Owned Restricted Subsidiary of the Borrower of any asset (including, without limitation, any transfer of Equity Interests of another Person, any sale or issuance of Equity Interests by a Restricted Subsidiary of the Borrower and any Subject Affiliate Transfer but excluding Recovery Events).

"Asset Swap" shall mean any transfer of assets of the Borrower or any Restricted Subsidiary to any Person (other than an Affiliate of the Borrower or such Restricted Subsidiary) in exchange for assets of such Person if:

(1) such exchange would qualify, whether in part or in full, as a like- kind exchange pursuant to Section 1031 of the Code; _provided_ that nothing in this definition shall require the Borrower or any Restricted Subsidiary to elect that Section 1031 of the Code be applicable to any Asset Swap;

(2) the Fair Market Value of any property or assets received is at least equal to the Fair Market Value of the property or assets so transferred; and

(3) to the extent applicable, any "boot" or other assets received by the Borrower or any Restricted Subsidiary is directly related to, and/or consists of Equity Interests issued by a Person in, a Permitted Business and any Net Sale Proceeds from the disposition of such boot or other assets (and any Net Sale Proceeds in the form of cash "boot") are applied as required by Section 9.02(xv).

"Assignment and Assumption Agreement" shall mean an Assignment and Assumption Agreement substantially in the form of Exhibit M (appropriately completed).

"Authorizations" means all filings, recordings and registrations with, and all validations or exemptions, approvals, orders, authorizations, consents, Licenses, certificates and permits from, the FCC and other Governmental Authorities.

"Authorized Officer" shall mean, with respect to (i) delivering financial information and officer's certificates related thereto pursuant to this Agreement, the chief executive officer, the chief financial officer, the treasurer, the controller, the principal accounting officer of the Borrower or such other officer of the Borrower having substantially the same authority and responsibility, and (ii) for all other purposes hereunder, the chief executive officer, the chief financial officer, the treasurer, the controller, the principal accounting officer, the president, and any vice president.

"Available Basket Amount" shall initially be $10,000,000, which amount shall be (A) increased (i) on each Excess Cash Flow Calculation Date, so long as any repayment required pursuant to Section 4.02(f) has been made, by an amount equal to the remainder of (x) Excess Cash Flow for the immediately preceding Excess Cash Flow Calculation Period multiplied by a percentage equal to 100% minus the relevant Applicable Excess Cash Flow Percentage minus (y) the aggregate principal amount of all Loans made as voluntary prepayments pursuant to Section 4.01 which reduce the amount of the mandatory prepayment for such Excess Cash Flow Calculation Period pursuant to Section 4.02(f) by operation of the proviso therein, (ii) on the date of receipt by the Borrower after the Effective Date of Net Cash Proceeds from any sale or issuance of Borrower Common Stock or Qualified Preferred Stock (other than Designated Preferred Stock) or any contribution to the common equity capital of the Borrower (other than any sale, issuance or contribution described in Sections 9.03(ix) and (x), the amount of such Net Cash Proceeds, (iii) on the date of each such reduction in Investments of the type described below, by the net reduction in Investments made by the Borrower or any Restricted Subsidiary after the Effective Date in any Person in reliance on Sections 9.05(xxii) and (xxiii) resulting from principal payments, repurchases, repayments or redemptions of such Investments by such Person, proceeds realized on the sale of such Investments and proceeds representing the return of capital (other than Dividends on such Investments) or otherwise, in each case to the extent received in cash or Cash Equivalents by the Borrower or any of its Restricted Subsidiaries, (iv) on the date of any redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, by the amount equal to the portion (proportionate to the Borrower's Equity Interests in such Restricted Subsidiary) of the Fair Market Value of such Unrestricted Subsidiary at the time of such Unrestricted Subsidiary is redesignated as a Restricted Subsidiary; _provided_, _however_, that the amounts described in preceding clauses (iii) and (iv) shall not exceed, in the case of any such Person or such Unrestricted Subsidiary, the amount of Investments made after the Effective Date in reliance on Sections 9.05(xxii) and (xxiii) (and treated as Investments thereunder) by the Borrower or any Restricted Subsidiary in such Person or Unrestricted Subsidiary; and (v) on the date of receipt by the Borrower or a Restricted Subsidiary after the Effective Date of any Dividend received in cash or Cash Equivalents from an Unrestricted Subsidiary, the amount of such Dividend; _provided_ that any such Dividends included pursuant to this clause (v) shall have been specifically designated at the time of receipt as "Designated Unrestricted Subsidiary Dividends" pursuant to an officer's certificate from the Borrower delivered to Administrative Agent and shall not have been included in the calculation of the Consolidated Net Income of the Borrower for such period, and (B) reduced on the date (x) any Dividend is made in reliance on Section 9.03(vii) or 9.03(viii), (y) any Debt Repurchase is made in reliance on Section 9.09(iv)(A) or Section 9.09(iv)(C), or (z) any Investment is made (or deemed made) pursuant to Section 9.05(xxii) or 9.05(xxiii), by the amount of such Dividend, Debt Repurchase or Investment, as the case may be.

"Bankruptcy Code" shall have the meaning provided in Section 10.05.

"Base Rate" shall mean, for any day, a rate per annum (rounded upward, if necessary, to the next 1/100th of 1%) equal to the greater of (i) the Prime Lending Rate at such time, (ii) ½ of 1% in excess of the overnight Federal Funds Rate at such time and (iii) the LIBO Rate for a LIBOR Loan denominated in dollars with a one-month interest period commencing on such day (or if such day is not a Business Day, the immediately preceding Business Day) _plus_ 1.00%. If the Administrative Agent shall have determined (which determination shall be conclusive absent manifest error) that it is unable to ascertain the Federal Funds Rate or the LIBO Rate for any reason, including the inability or failure of the Administrative Agent to obtain sufficient quotations in accordance with the terms of the definition thereof, the Base Rate shall be determined without regard to clause (ii) or (iii), as applicable, of the preceding sentence until the circumstances giving rise to such inability no longer exist. Any change in the Base Rate due to a change in the Prime Lending Rate, the Federal Funds Rate or such LIBO Rate shall be effective as of the opening of business on the day of such change in the Prime Lending Rate, the Federal Funds Rate or such LIBO Rate, respectively.

"Base Rate Loan" shall mean each Loan designated or deemed designated as such by the Borrower at the time of the incurrence thereof or conversion thereto.

"Beneficial Owner" shall have the meaning provided to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as that term is used in Section 13(d)(3) of the Exchange Act), such "person" will be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms "Beneficially Owns" "Beneficially Owning" and "Beneficially Owned" have correlative meanings.

"Borrower" shall have the meaning provided in the first paragraph of this Agreement.

"Borrower Common Stock" shall mean the authorized common stock of the Borrower.

"Borrower Materials" shall have the meaning provided in Section 12.03(c).

"Borrowing" shall mean the borrowing of one Type of Loan of a single Tranche from all the Lenders having Commitments with respect to such Tranche on a given date (or resulting from a conversion or conversions on such date) having in the case of LIBOR Loans the same Interest Period, provided that Base Rate Loans incurred pursuant to Section 2.10(b) shall be considered part of the related Borrowing of LIBOR Loans.

"Business Day" shall mean (i) for all purposes other than as covered by clause (ii) below, any day except Saturday, Sunday and any day which shall be in New York, New York, a legal holiday or a day on which banking institutions are authorized or required by law or other government action to close and (ii) with respect to all notices and determinations in connection with, and payments of principal and interest on, LIBOR Loans, any day which is a Business Day described in clause (i) above and which is also a day for trading by and between banks in U.S. dollar deposits in the London interbank market.

"Calculation Period" shall mean, with respect to any Permitted Acquisition, any Significant Asset Sale, any Subsidiary Designation, any Affiliation Agreement, any Specified Transaction or any other event expressly required to be calculated on a Pro Forma Basis pursuant to the terms of this Agreement, the Test Period most recently ended prior to the date of such Permitted Acquisition, Significant Asset Sale, Subsidiary Designation, Affiliation Agreement, Specified Transaction or other event for which financial statements have been delivered to the Lenders pursuant to Section 8.01(a) or (b), as applicable; provided that, with respect to any event required to be calculated on a Pro Forma Basis that occurs prior to the date on which financial statements have been (or are required to be) delivered pursuant to Section 8.01(a) for the Fiscal Quarter ending nearest to March 31, 2015, the "Calculation Period" shall be the period of four consecutive Fiscal Quarters of the Borrower ended December 31, 2014 (taken as one accounting period), with Consolidated EBITDA (prior to giving pro forma effect to the applicable event required to be calculated on a Pro Forma Basis) being as set forth in the definition of "Test Period" and Consolidated Interest Expense being determined as provided in the last sentence of the definition of "Consolidated Interest Expense".

"Capital Expenditures" shall mean, with respect to any Person, for any period, the aggregate, without duplication, of all expenditures by such Person which should be capitalized in accordance with GAAP and, without duplication, the value of all assets under Capitalized Lease Obligations incurred by such Person and its Restricted Subsidiaries during such period (other than as a result of purchase accounting).

"Capitalized Lease Obligations" shall mean, with respect to any Person, all rental obligations of such Person which, under GAAP, are or will be required to be capitalized on the books of such Person, in each case taken at the amount thereof accounted for as indebtedness in accordance with GAAP.

"Cash Equivalents" shall mean, as to any Person, (i) United States dollars, (ii) securities issued or directly and fully guaranteed or insured by the United States or any agency or instrumentality thereof having maturities of not more than one year from the date of acquisition, (iii) marketable direct obligations issued by any state of the United States or any political subdivision of any such state or any public instrumentality thereof maturing within twelve months from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either S&P or Moody's, (iv) Dollar denominated time deposits, eurodollar time deposits, certificates of deposit and bankers acceptances of any Lender or any commercial bank or trust company having, or which is the principal banking subsidiary of a bank holding company having, a long-term unsecured debt rating of at least "A" or the equivalent thereof from S&P or "A2" or the equivalent thereof from Moody's with maturities of not more than one year from the date of acquisition by such Person, (v) repurchase obligations with a term of not more than thirty days for underlying securities of the types described in clause (ii) above entered into with any bank meeting the qualifications specified in clause (iv) above, (vi) commercial paper issued by any Person incorporated in the United States rated at least A-1 or the equivalent thereof by S&P or at least P-1 or the equivalent thereof by Moody's and in each case maturing not more than nine months after the date of acquisition by such Person, (vii) investments in money market funds at least 95% of the assets of which are comprised of securities of the types described in clauses (i) through (vi) above, and (viii) in the case of any Foreign Restricted Subsidiary only, direct obligations of the sovereign nation (or any agency thereof) in which such Foreign Restricted Subsidiary is organized and is conducting business or in the currency of, or obligations fully and unconditionally guaranteed by, such sovereign nation (or any agency thereof).

"CERCLA" shall mean the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as the same has been amended and may hereafter be amended from time to time, 42 U.S.C. § 9601 et seq.

"Change of Control" shall mean (i) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) other than any "person" of "group" that is a Principal or Principal Related Party, (A) is or shall become the "beneficial owner" (as defined in Rules 13(d)-3 and 13(d)-5 under the Exchange Act), directly or indirectly, of 35% or more on a fully diluted basis of the economic or voting interests in the Borrower's Equity Interests or (B) acquires direct or indirect Control of the Borrower or (ii) a "change of control" or similar event shall occur as provided in (x) any Permitted Subordinated Debt Document, any Permitted Unsecured Debt Document, any Senior Secured Notes Document, any Existing Notes Document or any Permitted Refinancing Debt Document relating to the foregoing and (y) any Qualified Preferred Stock, Disqualified Preferred Stock, Designated Preferred Stock or other Indebtedness (or the documentation governing the same) to the extent the outstanding principal amount or liquidation preference, as the case may be, of such Qualified Preferred Stock, Disqualified Preferred Stock, Designated Preferred Stock or other Indebtedness exceeds $20,000,000.

"Code" shall mean the U.S. Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated and rulings issued thereunder. Section references to the Code are to the Code, as in effect at the date of this Agreement and any subsequent provisions of the Code, amendatory thereof, supplemental thereto or substituted therefore.

"Collateral" shall mean all property (whether real or personal) with respect to which any security interests have been granted (or purported to be granted) pursuant to any Security Document, including, without limitation, all Pledge Agreement Collateral, all Security Agreement Collateral, all Mortgaged Properties and all cash and Cash Equivalents delivered as collateral pursuant to Section 6 and Section 8.11 (but excluding, for the avoidance of doubt, Excluded Assets).

"Collateral Agent" shall mean the Administrative Agent acting as collateral agent for the Secured Creditors pursuant to the Security Documents, and any successor collateral agent.

"Comcast Note" shall mean the "Note" as defined in the Acquisition Agreement.

"Commitment" shall mean any of the commitments of any Lender, including but not limited to a Term Loan Commitment.

"Commodity Exchange Act" means the Commodity Exchange Act (7 U.S.C. Section 1 et seq.), as amended from time to time, and any successor statute.

"Communications" shall have the meaning provided in Section 12.03(b).

"Communications Act" shall mean the Communications Act of 1934, as amended, and the rules and regulations and published policies of the FCC thereunder.

"Company" shall mean any corporation, limited liability company, partnership or other business entity (or the adjectival form thereof, where appropriate).

"Consolidated Current Assets" shall mean, with respect to the Borrower and its Restricted Subsidiaries on a consolidated basis at any date of determination, all assets (other than cash and Cash Equivalents) that would, in accordance with GAAP, be classified on a consolidated balance sheet of the Borrower and its Restricted Subsidiaries as current assets at such date of determination, other than amounts related to current or deferred Taxes based on income or profits (but excluding (i) assets held for sale, (ii) permitted loans to third parties, (iii) Plan assets, (iv) deferred bank fees, and (v) derivative financial instruments).

"Consolidated Current Liabilities" shall mean, with respect to the Borrower and its Restricted Subsidiaries on a consolidated basis at any date of determination, all liabilities that would, in accordance with GAAP, be classified on a consolidated balance sheet of the Borrower and its Restricted Subsidiaries as current liabilities at such date of determination, other than (i) the current portion of any Indebtedness, (ii) the current portion of interest, (iii) accruals for current or deferred Taxes based on income or profits, (iv) accruals of any costs or expenses related to restructuring reserves, (v) deferred revenue, and (vi) the current portion of pension liabilities.

"Consolidated EBITDA" shall mean, for any period, Consolidated Net Income for such period (without giving effect to (x) any extraordinary gains (or losses) and any related provision for taxes on such extraordinary gains (or losses), (y) any non-cash income (including any non-cash income resulting from the early extinguishment of Indebtedness), and (z) any gains or losses from sales of assets (other than inventory sold in the ordinary course of business)) adjusted by (A) adding thereto (in each case to the extent deducted in determining Consolidated Net Income for such period), without duplication, the amount of (i) total interest expense (inclusive of amortization of deferred financing fees and other original issue discount and banking fees, charges and commissions (e.g., letter of credit fees and commitment fees)) of the Borrower and its Restricted Subsidiaries determined on a consolidated basis for such period, (ii) provision for taxes based on income or profits and foreign withholding taxes and franchise, state single business unitary and similar taxes, for the Borrower and its Restricted Subsidiaries determined on a consolidated basis for such period, (iii) all depreciation and amortization expense (including but not limited to launch support provided for multichannel video program distributors) of the Borrower and its Restricted Subsidiaries determined on a consolidated basis for such period, (iv) cash charges and expenses actually incurred in connection with employee or management, recruitment, relocation, retention, signing bonus or severance costs during such period, (including, without limitation, related to Permitted Acquisitions, Investments, closures and consolidations of operations, Asset Sales and Specified Transactions), and in each case eliminating any increase or decrease in income resulting from non-cash accounting adjustments made in connection with the related Permitted Acquisition; provided, that in no event shall the sum of the amounts added back pursuant to this clause (iv) for any period, together with amounts added back pursuant to clause (xiii) below for such period, exceed $5,000,000, (v) customary and reasonable professional fees, costs and expenses and other costs and expenses incurred or paid in connection with, and reasonably related to, any Investment (including any Permitted Acquisition), issuance of Equity Interests, Significant Asset Sale, sale of assets or incurrence of Indebtedness permitted pursuant to Section 9.04 (as amended and/or modified from time to time), in each case, whether or not consummated, (vi) the amount of all fees, costs and expenses incurred or paid in connection with the Transaction, (vii) the amount of all other non-cash charges, losses or expenses of the Borrower and its Restricted Subsidiaries determined on a consolidated basis for such period (including impairment charges or asset write-offs, losses from investments recorded using the equity method, stock-based awards compensation expense or expenses relating to the vesting of warrants), in each case other than (A) any non-cash charge representing amortization of a prepaid cash item that was paid and not expensed in a prior period and (B) any non-cash charge relating to write-offs, write-downs or reserves with respect to accounts receivable or inventory; provided that if any non-cash charges referred to in this clause (vii) represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from Consolidated EBITDA in such future period to such extent paid, (viii) proceeds of business interruption insurance, (ix) any costs or expenses incurred pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such costs or expenses are funded with cash proceeds contributed to the capital of the Borrower or net cash proceeds of an issuance of Equity Interests of the Borrower (other than Disqualified Preferred Stock and Designated Preferred Stock), (x) expenses to the extent covered by contractual indemnification or refunding provisions in favor of the Borrower or a Restricted Subsidiary in connection with any Permitted Acquisition, other Investment or any disposition of assets permitted under this Agreement, to the extent actually paid or refunded in cash by a third party other than the Borrower or a Restricted Subsidiary, (xi) unrealized losses on Interest Rate Protection Agreements and Other Hedging Agreements, (xii) the amount of dividends and distributions actually paid in cash to the Borrower or any Wholly-Owned Restricted Subsidiary by Unrestricted Subsidiaries (other than any distribution constituting "Designated Unrestricted Subsidiary Dividends" pursuant to the definition of "Available Basket Amount" to the extent not already included in determining Consolidated Net Income for such period), (xiii) restructuring charges, accruals or reserves incurred or accrued during such period (including restructuring costs related to acquisitions after the Effective Date and to closure/consolidation of operations and retention charges); provided, that in no event shall the sum of the amounts added back pursuant to this clause (xiii) for any period, together with amounts added back pursuant to clause (iv) above for such period, exceed $5,000,000, (xiv) charges, accruals or reserves incurred or accrued during such period related to changes in operating format and (xv) items listed on Schedule 1.01D hereto, and (B) subtracting therefrom (to the extent not otherwise deducted in determining Consolidated Net Income for such period) (i) the amount of all cash payments or cash charges made (or incurred) by the Borrower or any of its Restricted Subsidiaries for such period on account of any non-cash charges added back to Consolidated EBITDA pursuant to preceding sub-clause (A)(vii) in a previous period (excluding any non-cash gain to the extent it represents the reversal of an accrual or reserve for a potential cash item that reduced Consolidated EBITDA in any prior period), (ii) any amount which, in the determination of Consolidated Net Income for such period, has been added for unrealized gains on Interest Rate Protection Agreements and Other Hedging Agreements and (iii) any gains in respect of pension or other post-retirement benefits or pension assets during such period. For the avoidance of doubt, it is understood and agreed that, to the extent any amounts are excluded from Consolidated Net Income by virtue of the proviso to the definition thereof contained herein, any add backs to Consolidated Net Income in determining Consolidated EBITDA as provided above shall be limited (or denied) in a fashion consistent with the proviso to the definition of Consolidated Net Income contained herein. Notwithstanding anything to the contrary contained above, for purposes of determining Consolidated EBITDA for any Test Period which ends on or prior to December 31, 2015, Consolidated EBITDA for all portions of such period occurring prior to the Effective Date shall be calculated in accordance with the definition of Test Period contained herein.

"Consolidated Indebtedness" shall mean, at any time, the sum of (without duplication) (i) all Indebtedness of the Borrower and its Restricted Subsidiaries (on a consolidated basis) as would be required to be reflected as debt or Capitalized Lease Obligations on the liability side of a consolidated balance sheet of the Borrower and its Restricted Subsidiaries in accordance with GAAP, (ii) all Indebtedness of the Borrower and its Restricted Subsidiaries of the type described in clauses (iii), (viii) and (ix) of the definition of Indebtedness and (iii) all Contingent Obligations of the Borrower and its Restricted Subsidiaries in respect of Indebtedness of any third Person of the type referred to in preceding clauses (i) and (ii); provided that (x) the amount of Indebtedness in respect of the Interest Rate Protection Agreements and Other Hedging Agreements shall be at any time the unrealized net loss position, if any, of the Borrower and/or its Restricted Subsidiaries thereunder on a marked-to-market basis determined no more than one month prior to such time, and (y) any Disqualified Preferred Stock and Designated Preferred Stock of the Borrower shall be treated as Indebtedness of the Borrower, with an amount equal to the greater of the liquidation preference or the maximum mandatory fixed repurchase price of any such outstanding Disqualified Preferred Stock or Designated Preferred Stock, as the case may be, to be deemed to be a component of Consolidated Indebtedness.

"Consolidated Interest Expense" shall mean, for any period, (i) the total consolidated cash interest expense, net of cash interest income, of the Borrower and its Restricted Subsidiaries (including, without limitation, all commissions, discounts and other commitment and banking fees and charges (e.g., fees with respect to letters of credit, Interest Rate Protection Agreements and Other Hedging Agreements) for such period, adjusted to exclude (to the extent same would otherwise be included in the calculation above in this clause (i)) (x) the amortization of any upfront fees for any incurrence or issuance of Indebtedness, deferred financing costs for such period and any interest expense actually "paid in kind" or accreted during such period and (y) interest expense in respect of any Permitted Subordinated Debt, Permitted Unsecured Debt or Existing Notes that have been defeased or satisfied and discharged in accordance with the applicable agreement or indenture or with respect to which the required deposit has been made in connection with a call for repurchase or redemption to occur within the time period set forth in the applicable agreement or indenture, in each case to the extent such transactions are permitted by Section 9.09, plus (ii) without duplication, (w) that portion of Capitalized Lease Obligations of the Borrower and its Restricted Subsidiaries on a consolidated basis representing the interest factor for such period, (x) the "deemed interest expense" (i.e., the interest expense which would have been applicable if the respective obligations were structured as on-balance sheet financing arrangements) with respect to all Indebtedness of the Borrower and its Restricted Subsidiaries of the type described in clause (viii) of the definition of Indebtedness contained herein (to the extent same does not arise from a financing arrangement constituting an operating lease) for such period and (y) the amount of all cash Dividend requirements (whether or not declared or paid) on Disqualified Preferred Stock and Designated Preferred Stock of the Borrower, as the case may be, paid, accrued or scheduled to be paid or accrued during such period. Notwithstanding anything to the contrary contained above, for purposes of determining Consolidated Interest Expense for any Test Period which ends on or prior to December 31, 2015, "Consolidated Interest Expense" shall be deemed to be an amount equal to the product of (i) the amount of Consolidated Interest Expense (determined as provided above without regard to this sentence) for the period from the Effective Date to the last day of such Test Period multiplied by (ii) a fraction, (x) the numerator of which shall be 365 days and (y) the denominator of which shall be the actual number of days elapsed during the period from the Effective Date to the last day of such Test Period; provided, however, that further adjustments may be made on a Pro Forma Basis to the amounts determined in the manner specified above in this sentence, to the extent provided herein.

"Consolidated Net Income" shall mean, for any period, the net income (or loss) of the Borrower and its Restricted Subsidiaries determined on a consolidated basis for such period (taken as a single accounting period) in accordance with GAAP; provided that the following items shall be excluded in computing Consolidated Net Income (without duplication): (i) the net income (or loss) of any Person in which a Person or Persons other than the Borrower and its Wholly-Owned Restricted Subsidiaries has an Equity Interest or Equity Interests, except to the extent of the amount of the dividends or distributions actually paid in cash to the Borrower or any of its Wholly-Owned Restricted Subsidiaries by such Person, (ii) except for determinations expressly required to be made on a Pro Forma Basis, the net income (or loss) of any Person accrued prior to the date it becomes a Restricted Subsidiary or all or substantially all of the property or assets of such Person are acquired by a Restricted Subsidiary and (iii) the net income of any Restricted Subsidiary to the extent that the declaration or payment of cash dividends or similar cash distributions by such Restricted Subsidiary of such net income is not at the date of determination permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, governmental regulation or law applicable to such Restricted Subsidiary, unless such restriction has been legally waived.

"Consolidated Net Indebtedness" shall mean, at any time, (x) Consolidated Indebtedness less Unrestricted cash and Cash Equivalents of the Borrower and other Credit Parties at such time.

"Consolidated Net Senior Secured Indebtedness" shall mean, at any time, (x) Consolidated Indebtedness at such time that is secured by a Lien on any asset owned by the Borrower or any of its Restricted Subsidiaries less Unrestricted cash and Cash Equivalents of the Borrower and other Credit Parties at such time.

"Contingent Obligation" shall mean, as to any Person, any obligation of such Person as a result of such Person being a general partner of any other Person, unless the underlying obligation is expressly made non-recourse as to such general partner, and any obligation of such Person guaranteeing or intended to guarantee any Indebtedness ("primary obligations") of any other Person (the "primary obligor") in any manner, whether directly or indirectly, including, without limitation, any such obligation of such Person, whether or not contingent, (i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (x) for the purchase or payment of any such primary obligation or (y) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (iii) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation or (iv) otherwise to assure or hold harmless the holder of such primary obligation against loss in respect thereof; provided, however, that the term Contingent Obligation shall not include endorsements of instruments for deposit or collection in the ordinary course of business or customary and reasonable indemnity obligations in effect on the Effective Date or entered into in connection with any contractual arrangement, including, but not limited to, any acquisition, capital expenditure, investment or disposition of assets permitted under this Agreement (other than any such obligations with respect to Indebtedness). The amount of any Contingent Obligation shall be deemed to be an amount equal to the stated or determinable amount of the primary obligation in respect of which such Contingent Obligation is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof (assuming such Person is required to perform thereunder) as determined by such Person in good faith.

"Control" shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power by contract or otherwise (or, when references in connection with the definition of "Change of Control", the ability to exercise voting power through ownership of Equity Interests). "Controlling" shall have a meaning correlative thereto.

"Credit Documents" shall mean this Agreement, the Subsidiaries Guaranty, the Pledge Agreement, the Security Agreement, the Senior Notes Intercreditor Agreement, the Revolver Intercreditor Agreement and, after the execution and delivery thereof pursuant to the terms of this Agreement, each Note and each other Security Document.

"Credit Event" shall mean the making of any Loan.

"Credit Party" shall mean the Borrower and each Subsidiary Guarantor.

"Debt Repurchase" shall have the meaning provided in Section 9.09(iv).

"Debtor Relief Laws" shall mean the Bankruptcy Code, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief laws of the United States or other applicable jurisdictions from time to time in effect.

"Declined Proceeds" shall have the meaning provided in Section 4.02(m).

"Default" shall mean any event, act or condition which with notice or lapse of any applicable grace period, or both, would constitute an Event of Default.

"Designated Preferred Stock" shall mean Preferred Equity of the Borrower (other than Disqualified Preferred Stock) that is issued for cash (other than to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Borrower or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an officer's certificate executed by the principal financial officer of the Borrower, on the issuance date thereof, the cash proceeds of which are excluded from the calculation of the Available Basket Amount.

"Designated Sales" shall mean, at any time of determination, (i) the Designated Tower Sales, (ii) the sale of all or a portion of the businesses, properties, assets and operations of Interactive One, LLC (to the extent related to the internet businesses of such Persons), and (iii) the sale of any other assets or businesses of the Borrower and its Restricted Subsidiaries (other than the Equity Interests of any Person, unless all of the Equity Interests of such Person are so sold), so long as the aggregate amount of Consolidated EBITDA attributable to (and derived from) all such assets and businesses sold in reliance on this subclause (iii) (measured, for any such sale, for the Calculation Period most recently ended prior to such sale) does not exceed $2,500,000 during the then most recently ended Calculation Period, with such calculation to be set forth (in reasonable detail) in an officer's certificate from an Authorized Officer delivered to the Administrative Agent at the time of the respective sale.

"Designated Sales Basket Amount" shall initially be $5,000,000, which amount shall be (A) increased on the date of receipt by the Borrower or any Restricted Subsidiary after the Effective Date of Net Sale Proceeds from any Designated Sale, by the amount of such Net Sale Proceeds (provided that the aggregate amount of all such Net Sale Proceeds included pursuant to this clause (A) shall not exceed $25,000,000) and (B) reduced on the date of (x) any Dividend made in reliance on Section 9.03(xi), (y) any Investment made (or deemed made) pursuant to Section 9.05(xvii) or (z) any Debt Repurchase made in reliance on Section 9.09(iv)(A)(II), in each case by the amount of such Dividend, Investment or Debt Repurchase, as the case may be.

"Designated Tower Sale" shall mean the sale of any of the radio towers set forth on Schedule 1.01B.

"Disqualified Institutions" shall mean those Persons that are (a) competitors of the Borrower and its Subsidiaries identified in writing by the Borrower to the Administrative Agent as being excluded from the definition of "Eligible Transferee" hereunder (and any such competitors' Affiliates (other than Affiliates that are bona fide debt funds or fixed income investors that are engaged in making or purchasing commercial loans in the ordinary course of business)) that are either identified in writing by the Borrower to the Administrative Agent as being excluded from the definition of "Eligible Transferee" hereunder or that are clearly identifiable as an Affiliate of such competitor solely on the basis of their name (provided that the Administrative Agent shall have no obligation to carry our due diligence in order to identify such Subsidiaries) or (b) those banks, financial institutions and other entities separately identified by the Borrower in writing to the Administrative Agent on or prior to March 25, 2015. The Borrower shall confirm, upon the written request of the Administrative Agent or any Lender, whether a particular Person is a Disqualified Institution.

"Disqualified Preferred Stock" shall mean any Preferred Equity of the Borrower that, by its terms (or by the terms of any security or other Equity Interests into which it is convertible or for which it is exchangeable, either mandatorily or at the option of the holder thereof), or upon the happening of any event or condition, (a) matures or is mandatorily redeemable (other than solely for Borrower Common Stock or Qualified Preferred Stock), whether pursuant to a sinking fund obligation or otherwise, (b) is redeemable at the option of holder thereof (other than solely for Borrower Common Stock or Qualified Preferred Stock), in whole or in part, or is required to be repurchased by the Borrower or any Restricted Subsidiary, in whole or in part, at the option of the holder thereof or (c) is or becomes convertible into or exchangeable, either mandatorily or at the option of the holder thereof, for Indebtedness or any other Equity Interests (other than solely Borrower Common Stock or Qualified Preferred Stock), in each case, prior to the date that is 91 days after the Latest Maturity Date, except, in the case of clauses (a) and (b), if as a result of a "change of control" or "asset sale", so long as any rights of the holders thereof upon the occurrence of such a change of control or asset sale event are subject to the prior payment in full of the Loans and all other Obligations (other than unasserted contingent indemnification obligations) and the termination of the Commitments.

"Dividend" shall mean, with respect to any Person, that such Person has declared or paid a dividend, distribution or returned any equity capital to its stockholders, partners or members or authorized or made any other distribution, payment or delivery of property (other than common Equity Interests of such Person) or cash to its stockholders, partners or members in their capacity as such, or redeemed, retired, purchased or otherwise acquired, directly or indirectly, for a consideration any shares of any class of its Equity Interests outstanding on or after the Effective Date (or any options or warrants issued by such Person with respect to its Equity Interests), or set aside any funds for any of the foregoing purposes.

"Documents" shall mean, collectively, (i) the Credit Documents, (ii) the Refinancing Documents, (iii) the Existing Notes Documents, (iv) the Senior Secured Notes Documents and (v) on and after the execution and delivery thereof, the Revolving Loan Documents, the Permitted Subordinated Debt Documents and the Permitted Unsecured Debt Documents.

"Dollars" and the sign "$" shall each mean freely transferable lawful money of the United States.

"Domestic Restricted Subsidiary" of any Person shall mean any Domestic Subsidiary of such Person that is also a Restricted Subsidiary of such Person.

"Domestic Subsidiary" of any Person shall mean any Subsidiary of such Person incorporated or organized in the United States or any State or territory thereof or the District of Columbia (other than any U.S. Foreign Holding Company, except for purposes of the definition of Foreign Subsidiary).

"Domestic Unrestricted Subsidiary" of any Person shall mean any Unrestricted Subsidiary of such Person which is a Domestic Subsidiary of such Person.

"Effective Date" shall have the meaning provided in Section 12.10.

"Effective Yield" means, as to any Loans of any Tranche, the effective yield on such Loans as reasonably determined by the Administrative Agent, taking into account the applicable interest rate margins, any interest rate floors or similar devices, all recurring fees and all other fees, including upfront or similar fees or original issue discount (amortized over the shorter of (x) the life of such Loans and (y) the four years following the date of incurrence thereof) payable generally to Lenders making such Loans, but excluding any arrangement, structuring or other fees payable in connection therewith that are not generally shared with the relevant Lenders and customary amendment and consent fees paid generally to consenting Lenders. Any such determination by the Administrative Agent shall be conclusive and binding on all Lenders. The Administrative Agent shall not have any liability to any Person with respect to such determination absent gross negligence, bad faith or willful misconduct.

"Eligible Transferee" shall mean any Person, but in any event excluding (i) the Borrower and its Affiliates and (ii) Disqualified Institutions (so long as the list of Disqualified Institutions is available to the Lenders). "Eligible Transferee" shall not include at any time any Lender in default under this Agreement or any natural person.

"Environmental Claims" shall mean any and all administrative, regulatory or judicial actions, suits, demands, demand letters, directives, claims, liens, notices of noncompliance or violation, investigations and/or proceedings relating in any way to any noncompliance with, or liability arising under, Environmental Law or any permit issued, or any approval given, under any such Environmental Law (hereafter, "Claims"), including, without limitation, (a) any and all Claims by governmental or regulatory authorities for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law, and (b) any and all Claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief arising out of or relating to an alleged injury or threat of injury to human health, safety or the environment due to the presence of Hazardous Materials.

"Environmental Law" shall mean any applicable federal, state, local or foreign law (including principles of common law), rule, regulation, ordinance, code, directive, judgment, order or agreement, now or hereafter in effect and in each case as amended, and any judicial or administrative interpretation thereof having the force of law, relating to the protection of the environment or of human health (as it relates to the exposure to environmental hazards) or to the presence, Release or threatened Release, or the manufacture, use, transportation, treatment, storage, disposal or recycling of Hazardous Materials, or the arrangement for any such activities.

"Equity Interests" of any Person shall mean any and all shares, interests, rights to purchase, warrants, options, participation or other equivalents of or interest in (however designated) equity of such Person, including any common stock, preferred stock, any limited or general partnership interest and any limited liability company membership interest; provided, that any instrument evidencing Indebtedness convertible or exchangeable for Equity Interests shall not be deemed to be Equity Interests, unless and until any such instruments are so converted or exchanged.

"Equity Plan Unit Subsidiaries" shall mean Interactive One, LLC; provided, however, that if at any time after the Effective Date any such Person (i) terminates all (and thereafter ceases to have in place any) plans, arrangements and other agreements that provide for the issuance (contingent or otherwise) of, or rights to subscribe for or purchase, Equity Interests to or on behalf of management, employees, officers or other Persons and (ii) modifies its organizational and operating documents to eliminate all such plans, arrangements and agreements, then such Person shall cease to constitute an "Equity Plan Unit Subsidiary" for purposes of this Agreement.

"ERISA" shall mean the U.S. Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations promulgated and rulings issued thereunder.

"ERISA Affiliate" shall mean any person that for purposes of Title I or Title IV of ERISA or Section 412 of the Code would be deemed at any relevant time to be a single employer or otherwise aggregated with the Borrower or a Subsidiary of the Borrower under Section 414 (b) or (c) of the Code or Section 4001 of ERISA.

"ERISA Event" shall mean any one or more of the following:

(a) any Reportable Event;

(b) the filing of a notice of intent to terminate any Plan, if such termination would require material additional contributions in order to be considered a standard termination within the meaning of Section 4041(b) of ERISA, the filing under Section 4041(c) of ERISA of a notice of intent to terminate any Plan or the termination of any Plan under Section 4041(c) of ERISA;

(c) the institution of proceedings, or the occurrence of an event or condition which would reasonably be expected to constitute grounds for the institution of proceedings by the PBGC under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Plan;

(d) the failure to make a required contribution to any Plan that would result in the imposition of a lien or other encumbrance or the provision of security under Section 430 of the Code or Section 303 or 4068 of ERISA, or the arising of such a lien or encumbrance; there being or arising any "unpaid minimum required contribution" or "accumulated funding deficiency" (as defined or otherwise set forth in Section 4971 of the Code or Part 3 of Subtitle B of Title I of ERISA), whether or not waived; or the filing of any request for or receipt of a minimum funding waiver under Section 412 of the Code with respect to any Plan, or that such filing may be made;

(e) engaging in a non-exempt prohibited transaction within the meaning of Section 4975 of the Code or Section 406 of ERISA;

(f) the complete or partial withdrawal of any Borrower, any Subsidiary of the Borrower or any ERISA Affiliate from a Multiemployer Plan, the insolvency under Title IV of ERISA of any Multiemployer Plan; or the receipt by the Borrower, any Subsidiary of the Borrower or any ERISA Affiliate, of any notice, or the receipt by any Multiemployer Plan from the Borrower, any Subsidiary of the Borrower or any ERISA Affiliate of any notice, that a Multiemployer Plan is in endangered or critical status under Section 305 of ERISA; or

(g) the Borrower, a Subsidiary of the Borrower or an ERISA Affiliate incurring any liability under Title IV of ERISA with respect to any Plan (other than premiums due and not delinquent under Section 4007 of ERISA).

"Event of Default" shall have the meaning provided in Section 10.

"Excess Cash Flow" shall mean, for any period, the remainder of (a) the sum of, without duplication, (i) Adjusted Consolidated Net Income for such period, and (ii) the decrease, if any, in Adjusted Consolidated Working Capital from the first day to the last day of such period, minus (b) the sum of, without duplication, (i) the aggregate amount of all Capital Expenditures made by the Borrower and its Restricted Subsidiaries during such period with internally generated cash of the Borrower and its Restricted Subsidiaries, (ii) the aggregate amount of permanent principal payments and principal prepayments of Indebtedness for borrowed money (including but not limited to scheduled repayments of Term Loans in accordance with Section 4.02(b)) of the Borrower and its Restricted Subsidiaries and the permanent repayment of the principal component of Capitalized Lease Obligations of the Borrower and its Restricted Subsidiaries during such period (other than (1) repayments made pursuant to the Refinancing, (2) repayments which are not made with internally generated cash of the Borrower or its Restricted Subsidiaries and (3) all voluntary and mandatory prepayments of Term Loans except Scheduled Term Loan Repayments made pursuant to Section 4.02(b)), (iii) the increase, if any, in Adjusted Consolidated Working Capital from the first day to the last day of such period, (iv) the aggregate amount of all cash payments made in respect of all Investments made in reliance on Sections 9.05(xii), (xviii), (xxiii) and (xxvii) (including, without limitation, Permitted Acquisitions), consummated by the Borrower and its Restricted Subsidiaries during such period with internally generated cash of the Borrower and its Restricted Subsidiaries, (v) an amount equal to the aggregate net non-cash gain on Asset Sales by the Borrower and its Restricted Subsidiaries during such period (other than Asset Sales in the ordinary course of business) to the extent included in arriving at such Adjusted Consolidated Net Income, (vi) cash payments by the Borrower and its Restricted Subsidiaries during such period in respect of long-term liabilities of the Borrower and its Restricted Subsidiaries other than Indebtedness, (vii) the aggregate amount of expenditures actually made by the Borrower and its Restricted Subsidiaries in cash during such period (including expenditures for the payment of financing fees) to the extent that such expenditures are not expensed during such period, (viii) the aggregate amount of any premium, make-whole or penalty payments actually paid in cash by the Borrower and its Restricted Subsidiaries during such period that are required to be made in connection with any prepayment of Indebtedness, (ix) without duplication of amounts deducted from Excess Cash Flow in prior periods, the aggregate consideration required to be paid in cash by the Borrower and its Restricted Subsidiaries pursuant to binding contracts (the "Contract Consideration") entered into prior to or during such period relating to Permitted Acquisitions, acquisitions, Investments or Capital Expenditures to be consummated or made, in each case during the period of four consecutive Fiscal Quarters of the Borrower following the end of such period, provided that to the extent the aggregate amount of internally generated cash actually utilized to finance such Permitted Acquisitions, acquisitions, Investments or Capital Expenditures during such period of four consecutive fiscal quarters is less than the Contract Consideration, the amount of such shortfall shall be added to the calculation of Excess Cash Flow at the end of such period of four consecutive fiscal quarters, (x) the amount of cash taxes (including penalties and interest) or the tax reserves set aside in a prior period to the extent paid in cash in such period to the extent they exceed the amount of tax expense deducted in determining Adjusted Consolidated Net Income for such period, (xi) cash expenditures in respect of Interest Rate Protection Agreements and Other Hedging Agreements during such period to the extent not deducted in arriving at such Adjusted Consolidated Net Income, (xii) reimbursable or insured expenses incurred during such period to the extent that reimbursement has not yet been received (provided that any cash reimbursement received in a subsequent period shall be added to the calculation of Excess Cash Flow for such period), (xiii) cash expenditures for fees and expenses payable in connection with acquisitions or Investments, dispositions and the issuance of equity interests or Indebtedness, to the extent not deducted in arriving at such Adjusted Consolidated Net Income, and (xiv) the aggregate amount of all cash payments made in respect of all Dividends and Debt Repurchases made by the Borrower and its Restricted Subsidiaries in reliance on Sections 9.03 (viii) or 9.09(iv)(B) or (C) during such period with internally generated cash of the Borrower and its Restricted Subsidiaries.

"Excess Cash Flow Calculation Date" shall mean the date occurring 105 days after the last day of each Fiscal Year of the Borrower (commencing with the Fiscal Year of the Borrower ended December 31, 2016).

"Excess Cash Flow Calculation Period" shall mean, (i) with respect to the repayment required on the first Excess Cash Flow Calculation Date, the Borrower's Fiscal Year ending closest to December 31, 2016 (taken as one accounting period), and (ii) with respect to the repayment required on each successive Excess Cash Flow Calculation Date, the immediately preceding Fiscal Year of the Borrower.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"Excluded Assets" shall mean

(a) any lease, contract, instrument or property right to which any Credit Party is a party, if and only for so long as the grant of a security interest shall constitute or result in a breach, termination, impairment or default under any such lease, contract or property right (other than to the extent that any such term would be rendered ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the UCC or any other applicable law or principles of equity), but in each case:

(i) only to the extent each such Credit Party is contractually prohibited from creating a Lien on the Effective Date or the date such lease, contract, instrument or property right was acquired, created or effective (so long as such prohibition was not expressly negotiated in anticipation of such acquisition), and

(ii) provided that any security interest securing Obligations owing to Lenders shall attach immediately to any portion of such lease, contract or property right without further action of the Lenders at any time or from time to time, so long as such security interest does not result, or would no longer result, in any of the consequences specified above;

(b) any lease, contract, instrument or property right to which the Borrower or any Subsidiary Guarantor is a party and any other asset, in each case, if and only for so long as the grant of a security interest shall violate any applicable law;

(c) any License to which any Credit Party is a party, grantee or beneficiary, if and only for so long as either (x) each such Credit Party is prohibited from granting a security interest therein under applicable provisions of the Communications Act or any other applicable law, or (y) the grant of a security interest shall constitute or result in a breach, termination or default under any such License (other than to the extent that any such term would be rendered ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the UCC or any other applicable law or principles of equity, including the Communications Act), provided that:

(i) this definition of "Excluded Assets" shall not include any rights and remedies incident or appurtenant to any such Licenses or any rights to receive any or all proceeds derived from, or in connection with, any Asset Sale of all or any portion of any such Licenses or any Station, and

(ii) any security interests securing Obligations owing to Lenders shall attach immediately to any portion of such Licenses without further action of the Lenders at any time or from time to time, so long as such attachment does not result, or would no longer result, in any of the consequences specified above;

(d) any Leaseholds;

(e) all Excluded Equity Interests;

(f) motor vehicles and other assets subject to certificates of title; and

(g) any "intent to use" trademark applications for which a verified statement of use has not been filed with the United States Patent and Trademark Office or any asset or intellectual property (including copyrights, trademarks and patents) if the grant of a security interest in or Lien upon such intellectual property would result in the cancellation, voiding, invalidation or impairment of such intellectual property; provided that a grant of security interest shall be made (in accordance with the Security Agreement) in such "intent to use" applications once a verified statement of use has been filed with the United States Patent and Trademark Office or such asset or intellectual property once it can be granted without resulting in cancellation, voiding, invalidation, or impairment thereof.

"Excluded Equity Interests" shall mean (a) all Equity Interests in any Subsidiary of an Unrestricted Subsidiary; (b) all Equity Interests in any Immaterial Subsidiary; (c) all Equity Interests in any Foreign Subsidiary representing more than 65% of its issued and outstanding Voting Stock, and (d) all non-majority Equity Interests in Persons that are not Subsidiaries of the Borrower or any of its Restricted Subsidiaries but only to the extent such Person is, or its equity holders are, contractually prohibited from creating a Lien in such Equity Interests, so long as the Borrower (1) does not encourage the creation of any contractual prohibitions and (2) requests no such contractual prohibitions be instituted (other than in each of (1) and (2) preceding, those contractual prohibitions in existence on the Effective Date).

"Excluded Swap Obligation" means, with respect to any Subsidiary Guarantor, any Swap Obligation if, and to the extent that, all or a portion of the guarantee of such Subsidiary Guarantor of, or the grant by such Subsidiary Guarantor of a security interest to secure, such Swap Obligation (or any guarantee thereof) is or becomes illegal or unlawful under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Subsidiary Guarantor's failure for any reason to constitute an "eligible contract participant" as defined in the Commodity Exchange Act at the time the guarantee of such Subsidiary Guarantor or the grant of such security interest would otherwise have become effective with respect to such related Swap Obligation but for such Subsidiary Guarantor's failure to constitute an "eligible contract participant" at such time. If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such Guarantee or security interest is or becomes illegal.

"Excluded Taxes" shall mean with respect to any Recipient (a) taxes imposed on or measured by its overall net income (however denominated), and franchise taxes imposed on it (in lieu of net income taxes), by a jurisdiction (or any political subdivision thereof) under the laws of which such Recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located or that are Other Connection Taxes; (b) any branch profits taxes imposed by the United States or any similar tax imposed by any other jurisdiction described in clause (a) above; (c) any withholding tax (i) required by the Code to be withheld from amounts payable to any Recipient that has failed to comply with Section 4.04(b) or (d) or (ii) that is imposed on amounts payable to a Lender at the time such Lender becomes a party to this Agreement (or designates a new lending office other than at the request of the Borrower under Section 2.12), except to the extent that such Lender was entitled, at the time of designation of a new lending office (or assignment), to receive additional amounts from the borrower with respect to such withholding tax pursuant to Section 4.04; and (d) any United States federal withholding tax imposed by FATCA.

"Existing Credit Agreement" shall mean the Credit Agreement, dated as of March 31, 2011, among the Borrower, Credit Suisse AG, as agent, and the other lenders party thereto (as amended, restated, modified, supplemented and/or waived through and including the Effective Date).

"Existing Indebtedness" shall mean the Indebtedness set forth on Schedule 1.01E.

"Existing Letters of Credit" shall mean those letters of credit set forth on Schedule 3.01.

"Existing Notes" shall mean those certain 9.25% Senior Subordinated Notes due 2020 issued by the Borrower pursuant to the Existing Notes Indenture in the aggregate original principal amount of $335,000,000, together with any additional notes issued in respect of interest payments on such Existing Notes, in each case as amended, restated, modified and/or supplemented on or prior to the Effective Date, and as the same may be amended, restated, modified and/or supplemented from time to time in accordance with the terms hereof.

"Existing Notes Documents" shall mean any and all agreements and guaranties relating to the Existing Notes, including but not limited to the Existing Notes and the Existing Notes Indenture, as amended, restated, modified and/or supplemented on or prior to the Effective Date, and as the same may be further amended, restated, modified and/or supplemented from time to time in accordance with the terms hereof and thereof.

"Existing Notes Indenture" shall mean that certain Indenture, dated as of February 10, 2014, among the Borrower, certain of its Restricted Subsidiaries party thereto and Wilmington Trust, National Association, as trustee, as amended, restated, modified and/or supplemented on or prior to the Effective Date, and as the same may be further amended, restated, modified and/or supplemented from time to time in accordance with the terms hereof and thereof.

"Extended Term Loans" shall have the meaning provided in Section 2.13(a).

"Extending Term Loan Lender" shall have the meaning provided in Section 2.13(a).

"Extension" shall have the meaning provided in Section 2.13(a).

"Extension Amendment" shall have the meaning provided in Section 2.13(c).

"Extension Offer" shall have the meaning provided in Section 2.13(a).

"Fair Market Value" shall mean, with respect to any asset (including any Equity Interests of any Person), the price at which, in an arm's-length transaction, a willing and able buyer and a willing seller, neither of whom is under undue pressure or compulsion to complete the transaction, would agree to purchase and sell such asset, as determined in good faith by the board of directors or other governing body or, pursuant to a specific delegation of authority by such board of directors or governing body, a designated senior executive officer, of the Borrower or the Restricted Subsidiary of the Borrower selling such asset; provided, that such determination may be made in consideration of the circumstances existing at the time; provided further, however, that if the Fair Market Value of the property or assets in question is so determined to be in excess of $10,000,000, such determination must be confirmed by an Independent Qualified Party.

"FATCA" means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof and any agreements entered into pursuant to Section 1471(b)(1) of the Code.

"FCC" shall mean the Federal Communications Commission (or any successor agency, commission, bureau, department or other political subdivision of the United States of America).

"FCC License" shall mean any radio or television broadcast service license, community antenna relay service license, broadcast auxiliary license, earth station registration, business radio, microwave, special safety radio service license or other license, permit, authorization or certificate issued by the FCC pursuant to the Communications Act.

"Federal Funds Rate" shall mean, for any period, a fluctuating interest rate equal for each day during such period to the weighted average of the rates on overnight Federal Funds transactions with members of the Federal Reserve System arranged by Federal Funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day which is a Business Day, the average of the quotations for such day on such transactions received by the Administrative Agent from three Federal Funds brokers of recognized standing selected by the Administrative Agent in its reasonable judgment (rounded upward, if necessary, to a whole multiple of 1/100 of 1.00%).

"Fees" shall mean all amounts payable pursuant to or referred to in Section 3.01.

"Fiscal Quarter" shall mean, for any Fiscal Year, (i) the fiscal period commencing on January 1 of such Fiscal Year and ending on March 31 of such Fiscal Year, (ii) the fiscal period commencing on April 1 of such Fiscal Year and ending on June 30 of such Fiscal Year, (iii) the fiscal period commencing on July 1 of such Fiscal Year and ending on September 30 of such Fiscal Year and (iv) the fiscal period commencing on October 1 of such Fiscal Year and ending on December 31 of such Fiscal Year.

"Fiscal Year" shall mean the fiscal year of the Borrower and its Restricted Subsidiaries ending on December 31 of each calendar year.

"Foreign Lender" shall have the meaning provided in Section 4.04(b).

"Foreign Pension Plan" shall mean any plan, fund (including, without limitation, any superannuation fund) or other similar program established or maintained outside the United States by the Borrower or any one or more of its Subsidiaries primarily for the benefit of employees of the Borrower or such Subsidiaries residing outside the United States, which plan, fund or other similar program provides, or results in, retirement income, a deferral of income in contemplation of retirement or payments to be made upon termination of employment, and which plan is not subject to ERISA or the Code.

"Foreign Restricted Subsidiary" shall mean, as to any Person, any Foreign Subsidiary of such Person that is also a Restricted Subsidiary of such Person.

"Foreign Subsidiary" shall mean, as to any Person, any Subsidiary of such Person that is (i) treated as a corporation for U.S. federal income tax purposes and formed or incorporated outside the United States or (ii) an entity substantially all of whose assets consist, directly or indirectly, of shares and debt obligations of Subsidiaries described in clause (i) of this definition.

"GAAP" shall mean generally accepted accounting principles in the United States as in effect from time to time; provided that determinations in accordance with GAAP for purposes of Sections 4.02 and 9, including defined terms as used therein, and for all purposes of determining the Total Senior Secured Leverage Ratio and the Total Leverage Ratio, are subject (to the extent provided therein) to Section 1.04(a).

"Going Private Transaction" shall mean the initial occurrence of any of the following after the Effective Date: (a) a Rule 13e-3 transaction (as that term is defined in Rule 13e-3 of the Exchange Act) involving the Borrower or (b) any transaction that results in the Borrower being eligible to cease filing reports under Section 13(a) or 15(d) of the Exchange Act with the SEC; provided that any transaction described in clause (a) or (b) is not a Change of Control.

"Governmental Authority" shall mean the government of the United States of America, any other nation or any political subdivision thereof, whether state, provincial or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including the FCC).

"Granting Lender" shall have the meaning assigned to such term in Section 12.04(d)

"Hazardous Materials" shall mean (a) any petroleum or petroleum products, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, polychlorinated biphenyls, and radon gas; (b) any chemicals, materials, wastes, pollutants, contaminants or substances in any form that is prohibited, limited or regulated pursuant to any Environmental Law by virtue of their toxic or otherwise deleterious characteristics.

"Hughes" shall mean Catherine L. Hughes.

"Immaterial Subsidiary" shall mean, as of any date, any Domestic Restricted Subsidiary of the Borrower whose total assets, together with all other Domestic Restricted Subsidiaries that are not Subsidiary Guarantors, as of that date, are less than $5,000,000 and whose total revenues, together with all other Domestic Restricted Subsidiaries that are not Subsidiary Guarantors, for the then most recent twelve-month period do not exceed $5,000,000; provided that a Domestic Restricted Subsidiary will not be considered to be an Immaterial Subsidiary if it, directly or indirectly, guarantees or otherwise provides direct credit support for any Indebtedness of the Borrower or any Subsidiary Guarantor.

"Indebtedness" shall mean, as to any Person, without duplication, (i) all obligations of such Person for borrowed money and all monetary obligations of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments, (ii) all obligations of such Person to pay the deferred purchase price of property or services (other than (x) trade accounts payable in the ordinary course of business, (y) any earned-out obligation until such obligation becomes a non-contingent liability on the balance sheet of such Person in accordance with GAAP and (z) non-cash barter arrangements arising in the ordinary course of business), (iii) the maximum amount available to be drawn or paid under all letters of credit, bankers' acceptances, bank guaranties, surety and appeal bonds and similar obligations issued for the account of such Person and all unpaid drawings and unreimbursed payments in respect of such letters of credit, bankers' acceptances, bank guaranties, surety and appeal bonds and similar obligations, (iv) all Indebtedness of the types described in clause (i), (ii), (iii), (v), (vi), (vii), (viii) or (ix) of this definition secured by any Lien on any property owned by such Person, whether or not such Indebtedness has been assumed by such Person or is limited in recourse (provided that, if the Person has not assumed or otherwise become liable in respect of such Indebtedness, such Indebtedness shall be deemed to be in an amount equal to the lesser of (x) the aggregate unpaid amount of Indebtedness secured by such Lien and (y) the Fair Market Value of the property to which such Lien relates), (v) all Capitalized Lease Obligations of such Person, (vi) all obligations of such Person to pay a specified purchase price for goods or services, whether or not delivered or accepted, i.e., take-or-pay and similar obligations, (vii) all Contingent Obligations of such Person, (viii) all net obligations under any Interest Rate Protection Agreement, any Other Hedging Agreement or under any similar type of agreement and (ix) all Off-Balance Sheet Liabilities of such Person. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is directly liable therefor as a result of such Person's ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor. Notwithstanding the foregoing, Indebtedness shall not include trade payables, accrued expenses and deferred tax and other credits incurred by any Person in accordance with customary practices and in the ordinary course of business of such Person.

"Indemnified Person" shall have the meaning provided in Section 12.01(a).

"Independent Qualified Party" shall mean an investment banking firm, accounting firm or appraisal firm of national or regional standing; provided, however, that such firm is not an Affiliate of the Borrower.

"Information" shall have the meaning provided in Section 12.16(a).

"Initial Term Loan" shall mean each Term Loan made on the Effective Date pursuant to Section 2.01(a) hereof.

"Insolvency or Liquidation Proceeding" shall mean (a) any voluntary or involuntary case or proceeding under the Bankruptcy Code with respect to any Credit Party, (b) any other voluntary or involuntary insolvency, reorganization or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding with respect to any Credit Party or with respect to a material portion of its respective assets, (c) any liquidation, dissolution, reorganization or winding up of any Credit Party whether voluntary or involuntary and whether or not involving insolvency or bankruptcy or (d) any assignment for the benefit of creditors or any other marshalling of assets and liabilities of any Credit Party.

"Intercompany Debt" shall mean any Indebtedness, payables or other obligations, whether now existing or hereafter incurred, owed by the Borrower or any Restricted Subsidiary of the Borrower to the Borrower or any other Restricted Subsidiary of the Borrower.

"Intercompany Loans" shall have the meaning provided in Section 9.05(viii).

"Intercompany Note" shall mean a promissory note evidencing Intercompany Loans, duly executed and delivered substantially in the form of Exhibit N (or such other form as shall be satisfactory to the Administrative Agent in its sole discretion), with blanks completed in conformity herewith.

"Interest Determination Date" shall mean, with respect to any LIBOR Loan, the second Business Day prior to the commencement of any Interest Period relating to such LIBOR Loan.

"Interest Expense Coverage Ratio" shall mean, for any period, the ratio of (a) Consolidated EBITDA for such period to (b) Consolidated Interest Expense for such period; provided that for purposes of any calculation of the Interest Expense Coverage Ratio pursuant to Sections 8.14, 9.03(vii), 9.03(viii), 9.03(xi), 9.04(xiv), 9.04(xvi), 9.05(xii), 9.05(xvii), 9.05(xviii), 9.05(xxii), 9.05(xxiii), 9.09(iv) and 9.11(c), (i) Consolidated EBITDA shall be determined on a Pro Forma Basis in accordance with clause (iii) of the definition of "Pro Forma Basis" contained herein and (ii) Consolidated Interest Expense shall be determined on a Pro Forma Basis in accordance with the requirements of the definition of "Pro Forma Basis" contained herein.

"Interest Period" shall have the meaning provided in Section 2.09.

"Interest Rate Protection Agreement" shall mean any interest rate swap agreement, interest rate cap agreement, interest collar agreement, interest rate hedging agreement or other similar agreement or arrangement.

"Investments" shall have the meaning provided in Section 9.05.

"IRS" shall mean the U.S. Internal Revenue Service.

"Jefferies" shall mean Jefferies Finance LLC.

"Joint Venture" shall mean any Person, other than an individual or a Wholly-Owned Subsidiary of the Borrower, (i) in which the Borrower or a Subsidiary of the Borrower holds or acquires an ownership interest (whether by way of capital stock, partnership or limited liability company interest, or other evidence of ownership), (ii) which is engaged in a Permitted Business and (iii) which is organized under the laws of (and the assets of which are located in) the United States or any State thereof.

"Latest Maturity Date" shall mean, at any date of determination, the latest maturity or expiration date applicable to any Term Loans hereunder at such time, including the latest maturity or expiration date of any Extended Term Loans, in each case, as extended in accordance with this Agreement from time to time.

"Lead Arranger" shall mean Jefferies in its capacity as Sole Lead Arranger and Sole Book Running Manager.

"Leaseholds" of any Person shall mean all the right, title and interest of such Person as lessee or licensee in, to and under leases or licenses of land, improvements and/or fixtures.

"Lender" shall mean each financial institution listed on Schedule 1.01A, as well as any Person that becomes a "Lender" hereunder pursuant to Section 2.13 or 12.04(b).

"LIBO Base Rate" shall mean, with respect to any Borrowing of LIBOR Loans for any Interest Period, the rate per annum equal to the arithmetic mean (rounded to the nearest 1/100th of 1%) of the offered rates for deposits in Dollars with a term comparable to such Interest Period that appears on Reuters Screen LIBOR01 Page (or such other page as may replace such page on such service for the purpose of displaying the rates at which Dollar deposits are offered by leading banks in the London interbank deposit market as designated by the Administrative Agent from time to time) at approximately 11:00 a.m., London, England time, on the second full Business Day preceding the first day of such Interest Period; provided, however, that (i) if no comparable term for an Interest Period is available, the LIBOR Rate shall be determined using the weighted average of the offered rates for the two terms most nearly corresponding to such Interest Period and (ii) if Reuters Screen LIBOR01 Page shall at any time no longer exist, "LIBOR Rate" shall mean, with respect to each day during each Interest Period pertaining to Borrowings of LIBOR Loans comprising part of the same Borrowing, the rate per annum equal to the rate at which the Administrative Agent is offered deposits in Dollars at approximately 11:00 a.m., London, England time, two Business Days prior to the first day of such Interest Period in the London interbank market for delivery on the first day of such Interest Period for the number of days comprised therein and in an amount comparable to its portion of the amount of such Borrowing of LIBOR Loans to be outstanding during such Interest Period. "Reuters Screen LIBOR01 Page" shall mean the display designated on the Reuters 3000 Xtra Page (or such other page as may replace such page on such service for the purpose of displaying the rates at which Dollar deposits are offered by leading banks in the London interbank deposit market).

"LIBO Rate" shall mean, with respect to any Borrowing of LIBOR Loans for any Interest Period, (x) an interest rate per annum (rounded upward, if necessary, to the next 1/100th of 1%) determined by the Administrative Agent to be equal to the LIBO Base Rate for such Borrowing of LIBOR Loans in effect for such Interest Period divided by (y) 1 minus the Statutory Reserves (if any) for such Borrowing of LIBOR Loans for such Interest Period.

"LIBOR Loan" shall mean each Loan designated as such by the Borrower at the time of the incurrence thereof or conversion thereto.

"License" shall mean as to any Person, any license, permit, certificate of need, authorization, certification, accreditation, franchise, approval, or grant of rights by any Governmental Authority or other Person necessary or appropriate for such Person to own, maintain, or operate its business or property, including FCC Licenses. "License" shall not include licenses with respect to intellectual property.

"License Subsidiaries" shall mean any Wholly-Owned Restricted Subsidiary of the Borrower organized by the Borrower for the sole purpose of holding FCC Licenses, other Necessary Authorizations, and certain Operating Agreements and other assets incidental thereto as described in Sections 7.24 and 9.12(b).

"Lien" shall mean, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the UCC (or equivalent statutes) of any jurisdiction other than a precautionary financing statement not intended as a security agreement.

"Liggins" shall mean Alfred C. Liggins, III.

"LMA Agreement" shall mean any time brokerage agreement, local marketing agreement, joint sales agreement, joint operating agreement or joint operating venture for the operation of a radio station or related or similar agreements entered into, directly or indirectly, between the Borrower or any of its Restricted Subsidiaries and any other Person other than the Borrower or any of its Restricted Subsidiaries.

"Loan" shall mean each Term Loan.

"Majority Lenders" of any Tranche shall mean those Lenders which would constitute the Required Lenders under, and as defined in, this Agreement if all outstanding Obligations of the other Tranche under this Agreement were repaid in full and all Commitments with respect thereto were terminated.

"Margin Stock" shall have the meaning provided in Regulation U.

"Material Adverse Effect" shall mean (i) a material adverse effect on the business, operations, property, assets, liabilities or financial condition of the Borrower and its Restricted Subsidiaries taken as a whole or (ii) a material adverse effect (x) on the material rights or remedies of the Lenders, the Administrative Agent or the Collateral Agent hereunder or under the Credit Documents or (y) on the ability of the Credit Parties, taken as a whole, to perform their payment obligations to the Lenders, the Administrative Agent or the Collateral Agent hereunder or under any other Credit Document.

"Maturity Date" shall mean the Term Loan Maturity Date.

"Maximum Rate" shall have the meaning provided in Section 12.20.

"MGM Investment" means the Credit Parties' investments in support of or in connection with MGM Resorts International's proposed National Harbor Resort Hotel Casino project in Prince George's County, Maryland.

"Minimum Borrowing Amount" shall mean $1,000,000.

"Minimum Extension Condition" shall have the meaning provided in Section 2.13(b).

"Moody's" shall mean Moody's Investors Service, Inc.

"Mortgage" shall mean a mortgage, debenture, deed of trust, deed to secure debt, or similar security instrument.

"Mortgage Policy" shall mean an ALTA Lender's Title Insurance Policy (Form 2006).

"Mortgaged Property" shall mean any Real Property owned by the Borrower or any of its Restricted Subsidiaries which is encumbered (or required to be encumbered) by a Mortgage pursuant to the terms hereof.

"Multiemployer Plan" shall mean any multiemployer plan as defined in Section 4001(a)(3) of ERISA, which is contributed to by (or to which there is or may be an obligation to contribute of) the Borrower or a Subsidiary of the Borrower, or with respect to which the Borrower or any Subsidiary of the Borrower has any liability (including on account of an ERISA Affiliate).

"NAIC" shall mean the National Association of Insurance Commissioners.

"Necessary Authorization" shall mean any License, consent or order from, or any filing, recording or registration (other than filings, recordings and registrations with respect to intellectual property) with, any Governmental Authority (including, without limitation, the FCC) necessary to the conduct of the Borrower's or any of its Restricted Subsidiaries' business or for the ownership, maintenance and operation by the Borrower or any Restricted Subsidiary of the Borrower of any Station or other property or to the performance by the Borrower or any Restricted Subsidiary of the Borrower of its obligations under any LMA Agreement to which it is a party.

"Net Cash Proceeds" shall mean for any event requiring a repayment of Term Loans pursuant to Section 4.02, as the case may be, the gross cash proceeds (including any cash received by way of deferred payment pursuant to a promissory note, receivable or otherwise, but only as and when received, and for purposes hereof, treating Cash Equivalent as cash) received from such event, net of transaction costs (including, as applicable, any underwriting, brokerage or other customary commissions or placement fees, investment banking fees and legal, accounting, advisory, taxes and other fees and expenses associated therewith and amounts required to be applied to the repayment of Indebtedness secured by a Lien on any properties sold in such event expressly permitted hereunder) received from any such event.

"Net Sale Proceeds" shall mean for any sale or other disposition of assets, the gross cash proceeds (including any cash received by way of deferred payment pursuant to a promissory note, receivable or otherwise, but only as and when received and for purposes hereof, treating Cash Equivalent as cash) received from such sale or other disposition of assets, net of (i) transaction costs (including, without limitation, any underwriting, brokerage or other customary selling commissions, legal, advisory, accounting and other fees and expenses (including title and recording expenses), associated therewith and sales, VAT and transfer taxes arising therefrom), (ii) payments of unassumed liabilities relating to the assets sold or otherwise disposed of at the time of, or within 365 days after, the date of such sale or other disposition, (iii) the amount of such gross cash proceeds required to be used to permanently repay any Indebtedness (other than Indebtedness of the Lenders pursuant to this Agreement) which is secured by a Lien on the respective assets which were sold or otherwise disposed of and, if such assets constitute Collateral, which Lien on such assets ranks prior to the Lien securing the Obligations, (iv) the estimated net marginal increase in income taxes which will be payable by the Borrower's consolidated group or any Restricted Subsidiary of the Borrower with respect to the fiscal year of the Borrower in which the sale or other disposition occurs as a result of such sale or other disposition, (v) any funded escrow established pursuant to the documents evidencing any such sale or disposition to secure any indemnification obligations or adjustments to the purchase price associated with any such sale or disposition (provided that to the extent that any amounts are released from such escrow to the Borrower or a Restricted Subsidiary, such amounts net of any related expenses shall constitute Net Sale Proceeds on such date received by the Borrower and/or any of its Restricted Subsidiaries from such sale or other disposition), and (vi) without duplication of amounts referred to in preceding clause (v), the amount of any reserve established in accordance with GAAP against any adjustment to the sale price or any liabilities (other than any taxes deducted pursuant to clause (iv) above) (x) related to any of the applicable assets and (y) retained by the Borrower or any of the Restricted Subsidiaries including, without limitation, Plan and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations (however, the amount of any subsequent reduction of such reserve (other than in connection with a payment in respect of any such liability) shall be deemed to be Net Sale Proceeds occurring on the date of such reduction).

"Non-Recourse Debt" shall mean Indebtedness:

(a) as to which neither the Borrower nor any of its Restricted Subsidiaries (i) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (ii) is directly or indirectly liable as a guarantor or otherwise, or (iii) constitutes the lender;

(b) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of any applicable grace period or both any holder of any other Indebtedness (other than the Loans) of the Borrower or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of such other Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(c) as to which the holders of such Indebtedness do not otherwise have recourse to the stock or assets of the Borrower or any of its Restricted Subsidiaries.

"Non-Wholly Owned Restricted Subsidiary" shall mean, as to any Person, each Restricted Subsidiary of such Person which is not a Wholly-Owned Subsidiary of such Person.

"Non-Wholly Owned Subsidiary" shall mean, as to any Person, each Subsidiary of such Person which is not a Wholly-Owned Subsidiary of such Person.

"Note" shall mean each Term Note.

"Notice of Borrowing" shall have the meaning provided in Section 5.19.

"Notice of Conversion/Continuation" shall have the meaning provided in Section 2.06.

"Notice Office" shall mean the office of the Administrative Agent located at 520 Madison Avenue, New York, New York 10022 Attn: Account Officer – Radio One, Facsimile: (212) 284-3444, Email: JFIN.Admin@jefferies.com or such other office or person as the Administrative Agent may hereafter designate in writing as such to the other parties hereto.

"Obligations" shall mean all amounts owing to the Administrative Agent, the Collateral Agent or any Lender pursuant to the terms of this Agreement or any other Credit Document (including all interest which accrues after the commencement of any case or proceeding in bankruptcy after the insolvency of, or for the reorganization of the Borrower or any of its Restricted Subsidiaries, whether or not allowed in such case or proceeding) but shall exclude in all events Excluded Swap Obligations.

"OFAC" shall have the meaning provided in Section 7.25.

"Off-Balance Sheet Liabilities" of any Person shall mean (i) any repurchase obligation or liability of such Person with respect to accounts or notes receivable sold by such Person, (ii) any liability of such Person under any sale and leaseback transactions that do not create a liability on the balance sheet of such Person, (iii) any obligation under a Synthetic Lease or (iv) any obligation arising with respect to any other transaction which is the functional equivalent of or takes the place of borrowing but which does not constitute a liability on the balance sheet of such Person.

"100%-Owned Subsidiary" shall mean, as to any Person, (i) any corporation 100% of whose outstanding Equity Interests is at the time owned by such Person and/or one or more 100%-Owned Subsidiaries of such Person and (ii) any partnership, limited liability company, association, joint venture or other entity in which such Person and/or one or more 100%-Owned Subsidiaries of such Person has a 100% equity interest at such time (other than, in the case of a Foreign Subsidiary of the Borrower with respect to the preceding clauses (i) and (ii), director's qualifying shares and/or other nominal amount of shares required to be held by Persons other than the Borrower and its Subsidiaries under applicable law).

"Operating Agreement" shall mean an agreement substantially in the form of Exhibit O hereto.

"Other Connection Taxes" means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Credit Document, or sold or assigned an interest in any Term Loan or Credit Document).

"Other Hedging Agreements" shall mean any foreign exchange contracts, currency swap agreements, commodity agreements or other similar arrangements, or arrangements designed to protect against fluctuations in currency values or commodity prices.

"Other Taxes" means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Credit Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment.

"Parent Company" shall mean any Person that owns, directly or indirectly, 100% of the outstanding Equity Interests of the Borrower.

"PATRIOT Act" shall have the meaning provided in Section 12.18.

"Payment Office" shall mean the office of the Administrative Agent located at 520 Madison Avenue, New York, New York 10022 Attn: Account Officer – Radio One or such other office as the Administrative Agent may hereafter designate in writing as such to the other parties hereto.

"PBGC" shall mean the U.S. Pension Benefit Guaranty Corporation.

"Permitted Acquired Debt" shall have the meaning provided in Section 9.04(vii).

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"Permitted Acquisition" shall mean the acquisition by (a) the Borrower or a Wholly-Owned Domestic Restricted Subsidiary of the Borrower which is a Subsidiary Guarantor of an Acquired Entity or Business (including by way of merger of such Acquired Entity or Business with and into the Borrower (so long as the Borrower is the surviving Person) or a Wholly-Owned Domestic Restricted Subsidiary of the Borrower which is a Subsidiary Guarantor (so long as the Subsidiary Guarantor is the surviving Person)) or (b) any Wholly-Owned Foreign Restricted Subsidiary of the Borrower of an Acquired Entity or Business (including by way of merger of such Acquired Entity or Business with and into a Wholly-Owned Foreign Restricted Subsidiary of the Borrower (so long as such Wholly-Owned Foreign Restricted Subsidiary is the surviving Person)), provided that (in each case) (A) the consideration paid or to be paid by the Borrower or such Wholly-Owned Restricted Subsidiary consists solely of cash, Borrower Common Stock, Qualified Preferred Stock, the issuance of Disqualified Preferred Stock or Designated Preferred Stock permitted by Section 9.11(c), the issuance or incurrence of Indebtedness otherwise permitted by Section 9.04 and the assumption/acquisition of any Indebtedness (calculated at face value) which is permitted to remain outstanding in accordance with the requirements of Section 9.04, (B) in the case of the acquisition of 100% of the Equity Interests of any Acquired Entity or Business (including by way of merger), such Acquired Entity or Business shall own no Equity Interests of any other Person unless either (x) such other Person is a Wholly-Owned Subsidiary of such Acquired Entity or Business or (y) if such Acquired Entity or Business owns Equity Interests in any other Person which is not a Wholly-Owned Subsidiary of such Acquired Entity or Business, such other Person shall not have been created or established in contemplation of, or for purposes of consummating, such Permitted Acquisition, (C) the Acquired Entity or Business acquired pursuant to the respective Permitted Acquisition is in a Permitted Business and (D) all requirements of Section 8.11 applicable to Permitted Acquisitions are satisfied. Notwithstanding anything to the contrary contained in the immediately preceding sentence, an acquisition which does not otherwise meet the requirements set forth above in the definition of "Permitted Acquisition" shall constitute a Permitted Acquisition if, and to the extent, the Required Lenders agree in writing, prior to the consummation thereof, that such acquisition shall constitute a Permitted Acquisition for purposes of this Agreement.

"Permitted Business" means any business engaged in by the Borrower or its Restricted Subsidiaries as of the Effective Date or any business reasonably related, ancillary, supportive or complementary thereto (including, without limitation, any media- or entertainment-related business), in each case, as determined in good faith by the board of directors of the Borrower.

"Permitted Encumbrance" shall mean, with respect to any Mortgaged Property, (i) such exceptions to title as are set forth in the Mortgage Policy delivered with respect thereto, all of which exceptions must be acceptable to the Administrative Agent in its reasonable discretion and (ii) Liens permitted by clauses (i), (ii)(y), (iv), (v) and (viii) of Section 9.01.

"Permitted Group" shall mean any investor that is a Beneficial Owner of Voting Stock of the Borrower or any Parent Company and that is also a party to a stockholders' agreement with any of the Principals or their Related Parties and any group of investors that is deemed to be a "person" (as that term is used in Section 13(d)(3) of the Exchange Act) by virtue of any such stockholders' agreement; provided that the Principals and their Related Parties continue to collectively Beneficially Own, directly or indirectly, at all times more than 50% of the Voting Stock of the Borrower or Parent Company, as applicable, and the ability to elect a majority of the members of the Board of Directors of the Borrower or Parent Company (without giving effect to any Voting Stock that may be deemed to be beneficially owned by the Principals and their Related Parties pursuant to Rule 13d-3 or 13d-5 under the Exchange Act).

"Permitted Liens" shall have the meaning provided in Section 9.01.

"Permitted Refinancing" shall mean, with respect to any Person, any modification, refinancing, replacement, refunding, renewal or extension of any Indebtedness of such Person; *provided* that (a) the principal amount (or accreted value, if applicable) thereof does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so modified, refinanced, replaced, refunded, renewed or extended except by an amount equal to unpaid accrued interest, fees (including original issue discount), expenses and premium thereon and by an amount equal to any existing commitments unutilized thereunder, (b) such modification, refinancing, replacement, refunding, renewal or extension has a final stated maturity date equal to or later than the final stated maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being modified, refinanced, replaced, refunded, renewed or extended, (c) at the time thereof, no Event of Default shall have occurred and be continuing or would result therefrom, (d) such modification, refinancing, replacement, refunding, renewal or extension does not add guarantors, obligors or security from that which applied to such Indebtedness being modified, refinanced, replaced, refunded, renewed or extended unless in connection with an acquisition (so long as such guarantors, obligors or security are also added to support the Obligations; for the avoidance of doubt, any guarantors, obligors or security applied to such Indebtedness shall be guarantors, obligors or security to support the Obligations), (e) except as provided in clause (i) of the proviso below in the case of the Existing Notes, to the extent such Indebtedness being modified, refinanced, replaced, refunded, renewed or extended is subordinated in right of payment to the Obligations, such modification, refinancing, replacement, refunding, renewal or extension is subordinated in right of payment to the Obligations (i) on terms (taken as a whole) at least as favorable to the Lenders as those contained in the documentation governing the Indebtedness being modified, refinanced, replaced, refunded, renewed or extended or (ii) on terms reasonably satisfactory to the Administrative Agent, (f) to the extent such Indebtedness being modified, refinanced, replaced, refunded, renewed or extended is secured by Liens that are subordinated to the Liens securing the Obligations, such modification, refinancing, replacement, refunding, renewal or extension is unsecured or secured by Liens that are subordinated to the Liens securing the Obligations on terms (taken as a whole) at least as favorable to the Lenders as those contained in the documentation (including any intercreditor or similar agreements) governing the Indebtedness being modified, refinanced, replaced, refunded, renewed or extended, and (g) if such Indebtedness being modified, refinanced, replaced, refunded, renewed or extended is Indebtedness permitted pursuant to Section 9.04(xiv), (xv)(x), (xvi) or (xvii) (to the extent related to Indebtedness described in Section 9.04(xiv), (xv)(x) or (xvi)), the terms and conditions (including, if applicable, as to collateral but excluding as to subordination, interest rate and redemption premium) of any such modified, refinanced, replaced, refunded, renewed or extended Indebtedness, taken as a whole, are not materially less favorable to the Credit Parties or the Lenders than the terms and conditions of the Indebtedness being modified, refinanced, replaced, refunded, renewed or extended, taken as a whole; provided that a certificate of an Authorized Officer delivered to the Administrative Agent at least five Business Days prior to the incurrence of such Indebtedness, together with a reasonably detailed description of the material terms and conditions of such Indebtedness or drafts of the documentation relating thereto, stating that the Borrower has determined in good faith that such terms and conditions satisfy the foregoing requirement shall be conclusive evidence that such terms and conditions satisfy the foregoing requirement unless the Administrative Agent notifies the Borrower within such five Business Day period that it disagrees with such determination (including a reasonable description of the basis upon which it disagrees); provided that (i) in the case of any refinancing of the Existing Notes, clause (e) above shall not apply, so long as the same is effected with the proceeds of Permitted Unsecured Debt and (ii) in the case of any refinancing, replacement, refunding, renewal or extension of the Existing Notes, any Permitted Unsecured Debt and any Permitted Subordinated Debt and any subsequent Indebtedness issued to so refinance, replace, refund, renew or extend any such Indebtedness is otherwise effected in accordance with the requirements of Section 9.09(iv)(D).

"Permitted Refinancing Debt Documents" shall mean the documentation governing any Permitted Refinancing Indebtedness.

"Permitted Refinancing Indebtedness" shall mean any Indebtedness modified, refinanced, replaced, refunded, renewed or extended pursuant to, and in accordance with the requirements of, a Permitted Refinancing.

"Permitted Secured Indebtedness" shall mean Indebtedness of the Borrower or any of its Restricted Subsidiaries secured by a Permitted Lien.

"Permitted Subordinated Debt" shall mean any subordinated Indebtedness of the Borrower, all of the terms and conditions of which (including, without limitation, with respect to interest rate, amortization, redemption provisions, maturities, covenants, defaults, remedies, guaranties and subordination provisions) are reasonably satisfactory to the Administrative Agent, as such Indebtedness may be amended, modified and/or supplemented from time to time in accordance with the terms hereof and thereof; provided, that in any event, unless the Required Lenders otherwise expressly consent in writing prior to the issuance thereof, (i) no such Indebtedness shall be secured by any asset of the Borrower or any of its Restricted Subsidiaries, (ii) no such Indebtedness shall be guaranteed by any person other than a Guarantor, (iii) except for the covenants described in clauses (iv) and (v) below, no such Indebtedness shall be subject to scheduled amortization or required redemption or repayment or have a final maturity, in any case prior to the date that is 91 days after the Latest Maturity Date, (iv) any "change of control" covenant included in the indenture governing such Indebtedness shall provide that, before the mailing of any required "notice of redemption" in connection therewith, the Borrower shall covenant to (I) obtain the consent of the Required Lenders or (II) pay all Obligations (other than contingent obligations not yet due and owing) in full in cash, (v) any "asset sale" offer to purchase covenant included in the indenture or other agreement governing such Indebtedness shall provide that the Borrower or the respective Restricted Subsidiary shall be permitted to repay obligations, and terminate commitments, under "senior debt" (including this Agreement) before offering to purchase such Indebtedness, (vi) the indenture shall not include any financial maintenance covenants, (vii) the "default to other indebtedness" event of default contained in the indenture or other agreement governing such Indebtedness shall provide for a "cross-acceleration" rather than a "cross-default", (viii) the subordination provisions contained therein shall provide for a permanent block on payments with respect to such Indebtedness upon a payment default with respect to "senior debt" and cover all Obligations and all obligations under Interest Rate Agreements, and (ix) the redemption provisions, covenants, remedies and events of default shall be no more restrictive taken as a whole than those contained in the Existing Notes Indenture as in effect on the Effective Date. The incurrence of Permitted Subordinated Debt shall be deemed to be a representation and warranty by the Borrower that all conditions thereto have been satisfied in all material respects and that same is permitted in accordance with the terms of this Agreement, which representation and warranty shall be deemed to be a representation and warranty for all purposes hereunder, including, without limitation, Section 10.

"Permitted Subordinated Debt Documents" shall mean, on and after the execution and delivery thereof, all agreements and documents relating to the incurrence of the Permitted Subordinated Debt, as the same may be amended, restated, modified or supplemented from time to time in accordance with the terms hereof and thereof.

"Permitted Unsecured Debt" shall mean any unsecured Indebtedness of the Borrower, all of the terms and conditions of which (including, without limitation, with respect to interest rate, amortization, redemption provisions, maturities, covenants, defaults, remedies, guaranties and subordination provisions) are reasonably satisfactory to the Administrative Agent, as such Indebtedness may be amended, modified and/or supplemented from time to time in accordance with the terms hereof and thereof; provided, that in any event, unless the Required Lenders otherwise expressly consent in writing prior to the issuance thereof, (i) except for the covenant described in clause (ii) below and a customary "change of control" offer to purchase, no such Indebtedness shall be subject to scheduled amortization or required redemption or repayment or have a final maturity, in any case prior to the date that is 91 days after the Latest Maturity Date, (ii) any "asset sale" offer to purchase covenant included in the indenture or other agreement governing such Indebtedness shall provide that the Borrower or the respective Restricted Subsidiary shall be permitted to repay obligations, and terminate commitments, under "senior debt" (including this Agreement) before offering to purchase such Indebtedness, (iii) the indenture shall not include any financial maintenance covenants, (iv) the "default to other indebtedness" event of default contained in the indenture or other agreement governing such Indebtedness shall provide for a "cross-acceleration" rather than a "cross-default", and (v) the redemption provisions, covenants, remedies and events of default shall be no more restrictive taken as a whole than those contained in the Existing Notes Indenture as in effect on the Effective Date. The incurrence of Permitted Unsecured Debt shall be deemed to be a representation and warranty by the Borrower that all conditions thereto have been satisfied in all material respects and that same is permitted in accordance with the terms of this Agreement, which representation and warranty shall be deemed to be a representation and warranty for all purposes hereunder, including, without limitation, Sections 5 and 10.

"Permitted Unsecured Debt Documents" shall mean, on and after the execution and delivery thereof, all agreements and documents relating to the incurrence of the Permitted Unsecured Debt, as the same may be amended, restated, modified or supplemented from time to time in accordance with the terms hereof and thereof.

"Person" shall mean any individual, partnership, joint venture, firm, corporation, association, limited liability company, trust or other enterprise or any Governmental Authority.

"Plan" shall mean an "employee benefit plan" as defined in Section 3 of ERISA (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA maintained or contributed to by the Borrower or a Subsidiary of the Borrower or with respect to which the Borrower or a Restricted Subsidiary of the Borrower has any liability (including on account of an ERISA Affiliate).

"Platform" shall have the meaning provided in Section 12.03(c).

"Pledge Agreement" shall have the meaning provided in Section 5.11.

"Pledge Agreement Collateral" shall mean all "Collateral" as defined in the Pledge Agreement (excluding, for the avoidance of doubt, any Excluded Assets).

"Pledgee" shall have the meaning provided in the Pledge Agreement.

"Preferred Equity", as applied to the Equity Interests of any Person, means Equity Interests of such Person (other than common Equity Interests of such Person) of any class or classes (however designed) that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Equity Interests of any other class of such Person, and shall include any Qualified Preferred Stock, any Disqualified Preferred Stock and any Designated Preferred Stock.

"Prime Lending Rate" shall mean, for any day, the prime rate published in *The Wall Street Journal* for such day; *provided* that if *The Wall Street Journal* ceases to publish for any reason such rate of interest, "Prime Lending Rate" shall mean the prime lending rate as set forth on the Bloomberg page PRIMBB Index (or successor page) for such day (or such other service as determined by the Administrative Agent from time to time for purposes of providing quotations of prime lending interest rates); each change in the Base Rate shall be effective on the date such change is effective. The prime rate is not necessarily the lowest rate charged by any financial institution to its customers.

"Principal" shall mean Hughes and/or Liggins.

"Principal Related Party" shall mean:

(1) any 80% (or more) owned Subsidiary or immediate family member of any Principal; or

(2) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons Beneficially Owning an 80% or more controlling interest of such entity(ies) consists of any one or more Principals and/or such other Persons referred to in the immediately preceding clause (1).

"Pro Forma Basis" shall mean, in connection with any calculation of compliance with any financial covenant or financial term, the calculation thereof after giving effect on a pro forma basis to (w) the incurrence of any Indebtedness (other than revolving Indebtedness, except to the extent same is incurred to refinance other outstanding Indebtedness (including to refinance any outstanding Indebtedness of an Unrestricted Subsidiary at the time same is designated as a Restricted Subsidiary pursuant to a Subsidiary Designation) or to finance a Permitted Acquisition, a Dividend, an Investment in an Acquired Entity or Business or any other Specified Transaction) or issuance of Disqualified Preferred Stock or Designated Preferred Stock after the first day of the relevant Calculation Period or Test Period, as the case may be, as if such Indebtedness or Disqualified Preferred Stock had been incurred or issued (and the proceeds thereof applied) on the first day of such Test Period or Calculation Period, as the case may be, (x) the permanent repayment or redemption of any Indebtedness (other than revolving Indebtedness, except to the extent accompanied by a corresponding permanent commitment reduction) or Disqualified Preferred Stock or Designated Preferred Stock after the first day of the relevant Test Period or Calculation Period, as the case may be, as if such Indebtedness or Disqualified Preferred Stock or Designated Preferred Stock, as the case may be, had been retired or repaid on the first day of such Test Period or Calculation Period, as the case may be, (y) the Subsidiary Designation, if any, then being designated as well as any other Subsidiary Designation after the first day of the relevant Calculation Period and on or prior to the date of the respective Subsidiary Designation then being designated and (z) any Permitted Acquisition, Specified Transaction, Affiliation Agreement, or any Significant Asset Sale (or, at the option of the Borrower, any other disposition to a Person other than the Borrower or a Restricted Subsidiary) then being consummated as well as any other Permitted Acquisition, Specified Transaction, Affiliation Agreement or any other Significant Asset Sale (or other disposition, as applicable) if consummated after the first day of the relevant Test Period or Calculation Period, as the case may be, and on or prior to the date of the respective Permitted Acquisition, Specified Transaction or Significant Asset Sale (or other disposition, as applicable), as the case may be, then being effected, with the following rules to apply in connection therewith:

(i) all Indebtedness, Disqualified Preferred Stock or Designated Preferred Stock (x) (other than revolving Indebtedness, except to the extent same is incurred to refinance other outstanding Indebtedness (including to refinance any outstanding Indebtedness of an Unrestricted Subsidiary at the time same is designated as a Restricted Subsidiary pursuant to a Subsidiary Designation) or to finance Permitted Acquisitions, Dividends, Investments in an Acquired Entity or Business or any other Specified Transaction) incurred or issued after the first day of the relevant Test Period or Calculation Period (whether incurred to finance a Permitted Acquisition, a Dividend, an Investment in an Acquired Entity or Business or any other Specified Transaction, to refinance Indebtedness or otherwise) shall be deemed to have been incurred or issued (and the proceeds thereof applied) on the first day of such Test Period or Calculation Period, as the case may be, and remain outstanding through the date of determination and (y) (other than revolving Indebtedness, except to the extent accompanied by a corresponding permanent commitment reduction) permanently retired or redeemed after the first day of the relevant Test Period or Calculation Period, as the case may be, shall be deemed to have been retired or redeemed on the first day of such Test Period or Calculation Period, as the case may be, and remain retired through the date of determination;

(ii) all Indebtedness, Disqualified Preferred Stock or Designated Preferred Stock assumed to be outstanding pursuant to preceding clause (i) shall be deemed to have borne interest or accrued dividends, as the case may be, at (x) the rate applicable thereto, in the case of fixed rate indebtedness, Disqualified Preferred Stock or Designated Preferred Stock, as the case may be, or (y) the rates which would have been applicable thereto during the respective period when same was deemed outstanding, in the case of floating rate Indebtedness, Disqualified Preferred Stock or Designated Preferred Stock, as the case may be (although interest expense with respect to any Indebtedness, Disqualified Preferred Stock or Designated Preferred Stock for periods while same was actually outstanding during the respective period shall be calculated using the actual rates applicable thereto while same was actually outstanding); provided that all Indebtedness, Disqualified Preferred Stock or Designated Preferred Stock (whether actually outstanding or deemed outstanding) bearing interest at a floating rate shall be tested on the basis of the rates applicable at the time the determination is made pursuant to said provisions;

(iii) in making any determination of Consolidated EBITDA on a Pro Forma Basis, pro forma effect shall be given to any Permitted Acquisition, any other Investment in an Acquired Entity or Business, any Subsidiary Designation, Specified Transaction, Affiliation Agreement or any Significant Asset Sale (or, at the option of the Borrower, any other disposition to a Person other than the Borrower or a Restricted Subsidiary) if effected during the respective Calculation Period or Test Period (or thereafter, for purposes of determinations pursuant to Sections 8.14, 9.03(vii), 9.03(viii), 9.03(xi), 9.04(xiv), 9.04(xvi), 9.05(xii), 9.05(xvii), 9.05(xviii), 9.05(xxii), 9.05(xxiii), 9.09(iv) and 9.11(c) only) as if same had occurred on the first day of the respective Calculation Period or Test Period, as the case may be, taking into account (x) in the case of any Permitted Acquisition or Subsidiary Designation, factually supportable and identifiable cost savings, expenses, expense reductions, operating improvements and synergies (if applicable) as if such cost savings, expenses, expense reductions, operating improvements and synergies (if applicable) were realized on the first day of the respective period and (y) in the case of each Specified Transaction, Additional Cost-Savings and Adjustments as if such Additional Cost-Savings and Adjustments had been realized on the first day (and during the entirety of) of the respective period, net of the benefits actually realized for the respective period to the extent such are already included in the determination of Consolidated Net Income for the applicable period; provided that the aggregate amount of all Additional Cost-Savings and Adjustments included for all Fiscal Quarters included in all Test Periods or Calculation Periods, as applicable, during the term of this Agreement shall not exceed $7,500,000; and

(iv) in the case of any Specified Transaction to be consummated prior to the date on which financial statements have been (or are required to be) delivered pursuant to Section 8.01(a) for the Fiscal Quarter ending nearest to June 30, 2015, any calculation of compliance with Section 9.07 or 9.08 required to be made on a "Pro Forma Basis" shall use the covenant levels applicable to the Test Period ended nearest to June 30, 2015 set forth in Section 9.07 or 9.08, as the case may be.

"Public Lender" shall have the meaning provided in Section 12.03(c).

"Qualified Preferred Stock" shall mean Preferred Equity of the Borrower other than Disqualified Preferred Stock.

"Quarterly Payment Date" shall mean the last Business Day of each March, June, September and December occurring after the Effective Date.

"Radio One Securities" shall mean any Equity Interests or debt securities of the Borrower or any of its Restricted Subsidiaries.

"Real Property" of any Person shall mean all the right, title and interest of such Person in and to land, improvements and fixtures which constitute real property, including Leaseholds to the extent constituting an interest in real property.

"Recipient" means (a) the Administrative Agent, (b) the Collateral Agent, and (c) any Lender, as applicable.

"Recovery Event" shall mean any event that gives rise to the receipt by the Borrower or any of its Restricted Subsidiaries of any cash insurance proceeds or condemnation awards payable (i) by reason of theft, loss, physical destruction, damage, taking or any other similar event with respect to any property or assets of the Borrower or any of its Restricted Subsidiaries (but not by reason of any loss of revenues or interruption of business or operations caused thereby) and (ii) under any policy of insurance required to be maintained under Section 8.03 (other than business interruption insurance).

"Refinanced Term Loans" shall have the meaning provided in Section 12.12(d).

"Refinancing" shall mean the refinancing transactions described in Section 5.07(a).

"Refinancing Documents" shall mean all pay-off letters, guaranty releases, Lien releases (including, without limitation, UCC termination statements) and other release documents and agreements entered into in connection with the Refinancing.

"Register" shall have the meaning provided in Section 12.15.

"Regulation D" shall mean Regulation D of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof establishing reserve requirements.

"Regulation T" shall mean Regulation T of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof.

"Regulation U" shall mean Regulation U of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof.

"Regulation X" shall mean Regulation X of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof.

"Rejection Notice" shall have the meaning provided in Section 4.02(m).

"Related Fund" shall mean, with respect to any Lender that is a fund or commingled investment vehicle that invests in bank loans, any other fund that invests in bank loans and is managed or advised by the same investment advisor as such Lender or by an Affiliate of such investment advisor.

"Related Parties" shall mean, with respect to any specified Person, such Person's Affiliates and the respective directors, partners, trustees, officers, employees, shareholders, agents, advisors, attorney-in-fact and Controlling persons of such Person and such Person's Affiliates.

"Release" shall mean disposing, discharging, injecting, spilling, pumping, leaking, leaching, dumping, emitting, escaping, emptying, pouring, seeping, or migrating, into, through or upon any land or water or air, or otherwise entering into the environment.

"Replacement Term Loans" shall have the meaning provided in Section 12.12(d).

"Reportable Event" shall mean an event described in Section 4043(c) of ERISA with respect to a Plan that is subject to Title IV of ERISA other than those events as to which the 30-day notice period is waived under applicable regulations.

"Required Lenders" shall mean, at any time, Lenders the sum of whose outstanding Term Loans at such time represents at least a majority of the sum of all outstanding Term Loans of all Lenders.

"Restricted" shall mean, when referring to cash or Cash Equivalents of the Borrower or any of its Restricted Subsidiaries, that such cash or Cash Equivalents (i) appears (or would be required to appear) as "restricted" on a consolidated balance sheet of the Borrower or of any such Restricted Subsidiary (unless such appearance is related to the Credit Documents, the Revolving Loan Documents or Liens created thereunder), or (ii) are subject to any Lien (other than inchoate or banker's Liens) in favor of any Person other than the Collateral Agent for the benefit of the Secured Creditors.

"Restricted Subsidiary" shall mean, as to any Person, any Subsidiary of such Person that is not an Unrestricted Subsidiary.

"Returns" shall have the meaning provided in Section 7.09.

"Revolver Intercreditor Agreement" shall mean an intercreditor agreement entered into by and between the Administrative Agent and the Revolving Administrative Agent, and acknowledged by the Borrower, substantially in the form attached hereto as Exhibit C-1 or as otherwise approved by the Required Lenders.

"Revolving Administrative Agent": the administrative agent for the secured parties under the Revolving Loan Documents, together with its successors and permitted assigns.

"Revolving Credit Agreement": the credit agreement evidencing the revolving facility to be entered into after the Effective Date among the Borrower, the Revolving Administrative Agent, and the other agents and lenders party thereto, as amended, restated, supplemented, modified, replaced, substituted, extended or refinanced from time to time in accordance with the terms hereof and thereof.

"Revolving Loan Documents": the Revolving Credit Agreement and the related guarantees, pledge agreements, security agreements, mortgages, notes and other agreements and instruments entered into in connection with the Revolving Credit Agreement, in each case as amended, restated, supplemented, modified, replaced, substituted, extended or refinanced from time to time in accordance with the terms hereof and thereof, the terms and conditions of which shall reflect customary terms for Revolving Loan Documents of a similar size for a similarly situated borrower in the same or similar industry.

"Revolving Loans": the revolving loans made under the Revolving Credit Agreement.

"S&P" shall mean Standard & Poor's Ratings Services, a division of McGraw-Hill Company, Inc. and any successor owner of such division.

"Scheduled Existing Indebtedness" shall have the meaning provided in Section 5.07(b).

"Scheduled Term Loan Repayment" shall have the meaning provided in Section 4.02(b).

"Scheduled Term Loan Repayment Date" shall have the meaning provided in Section 4.02(b).

"SEC" shall have the meaning provided in Section 8.01(g).

"Section 4.04(b)(ii) Certificate" shall have the meaning provided in Section 4.04(b)(ii).

"Secured Creditors" shall have the meaning assigned that term in the respective Security Documents.

"Securities Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"Security Agreement" shall have the meaning provided in Section 5.12.

"Security Agreement Collateral" shall mean all "Collateral" as defined in the Security Agreement (excluding, for the avoidance of doubt, any Excluded Assets).

"Security Document" shall mean and include each of the Security Agreement, the Pledge Agreement, each Mortgage and, after the execution and delivery thereof, each Additional Security Document.

"Senior Notes Intercreditor Agreement" shall mean that certain Parity Lien Intercreditor Agreement, substantially in the form attached hereto as Exhibit C-2.

"Senior Secured Notes" shall mean those certain 7.375% Senior Secured Notes due 2020 issued by the Borrower pursuant to the Senior Secured Notes Indenture in the original aggregate principal amount of $350,000,000, as amended, restated, modified and/or supplemented on or prior to the Effective Date, and as the same may be further amended, restated modified and/or supplemented from time to time in accordance with the terms hereof and thereof.

"Senior Secured Notes Documents" shall mean any and all agreements and guaranties relating to the Senior Secured Notes, including but not limited to the Senior Secured Notes and the Senior Secured Notes Indenture, as amended, restated, modified and/or supplemented on or prior to the Effective Date, and as the same may be further amended, restated, modified and/or supplemented from time to time in accordance with the terms hereof and thereof.

"Senior Secured Notes Indenture" shall mean that certain Indenture, dated as of April 17, 2015, between the Borrower, as issuer, and Wilmington Trust, National Association, as trustee and collateral trustee, as amended, restated, modified and/or supplemented on or prior to the Effective Date, and as the same may be further amended, restated, modified and/or supplemented from time to time in accordance with the terms hereof and thereof.

"Significant Asset Sale" shall mean each Asset Sale which generates Net Sale Proceeds of at least $5,000,000.

"Specified Transaction" shall mean any Permitted Acquisition, any other Investment in an Acquired Entity or Business, any Subsidiary Designation, any Asset Swaps, any Designated Tower Sales, any Significant Asset Sale (or, at the option of the Borrower, any other disposition to a Person other than the Borrower or a Restricted Subsidiary), any Dividend, any Debt Repurchase or any other event that by the terms of this Agreement requires compliance on a "Pro Forma Basis" with a test or covenant hereunder.

"SPV" shall have the meaning assigned to such term in Section 12.04(d).

"Stated Maturity" shall mean, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provisions providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

"Station" shall mean a radio or television station operated to broadcast commercial radio or television programming over signals within a specified geographic area.

"Statutory Reserves" shall mean, for any day during any Interest Period for any Borrowing of LIBOR Loans, the average maximum rate at which reserves (including any marginal, supplemental or emergency reserves) are required to be maintained, during such Interest Period under regulations issued from time to time (including "Regulation D," issued by the Board of Governors of the Federal Reserve Bank of the United States (the "Reserve Regulations")) by member banks of the United States Federal Reserve System in New York City with deposits exceeding one billion Dollars against Eurocurrency funding liabilities (currently referred to as "Eurocurrency liabilities" (as such term is used in Regulation D)). Borrowings of LIBOR Loans shall be deemed to constitute Eurodollar liabilities and to be subject to such reserve requirements without benefit of or credit for proration, exceptions or offsets which may be available from time to time to any Lender under the Reserve Regulations.

"Subject Affiliate Transfer" shall mean any transfer of any property or assets of, or Equity Interests in, any Unrestricted Subsidiary to any Principal, Principal Related Party, Permitted Group or Person of which more than 50% of the Voting Stock is Beneficially Owned, directly or indirectly, by a Principal or a Principal Related Party or a Permitted Group.

"Subordinated Indebtedness" shall mean, with respect to any Person, any Indebtedness of such Person if the instrument creating or evidencing such Indebtedness or pursuant to which such Indebtedness is outstanding expressly provides that such Indebtedness is (i) if incurred by the Borrower, subordinated in right of payment to the Obligations or (ii) if incurred by a Restricted Subsidiary, subordinated in right of payment to the guarantee and other obligations made by such Restricted Subsidiary pursuant to the Subsidiaries Guaranty and the Obligations, as the same relate to a Restricted Subsidiary.

"Subsidiaries Guaranty" shall have the meaning provided in Section 5.10.

"Subsidiary" shall mean, with respect to any specified Person: (i) any corporation, association, limited liability company or other business entity (other than a partnership) of which more than 50% of the total voting power of Voting Stock is at the time owned or controlled, directly or through another Subsidiary, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof), or (c) as to which such Person and its Subsidiaries are entitled to receive more than 50% of the assets of such partnership upon its dissolution.

"Subsidiary Designation" shall have the meaning provided in Section 8.14.

"Subsidiary Guarantor" shall mean each Domestic Restricted Subsidiary of the Borrower (other than any Immaterial Subsidiary of the Borrower), in each case, whether existing on the Effective Date or established, created or acquired after the Effective Date, unless and until such time as the respective Domestic Restricted Subsidiary is released from all of its obligations under the Subsidiaries Guaranty in accordance with the terms and provisions thereof.

"Swap Obligations" means, with respect to any Subsidiary Guarantor, any obligation to pay or perform under any agreement, contract or transaction that constitutes a "swap" within the meaning of section 1a(47) of the Commodity Exchange Act.

"Synthetic Lease" shall mean a lease transaction under which the parties intend that (i) the lease will be treated as an "operating lease" by the lessee and (ii) the lessee will be entitled to various tax and other benefits ordinarily available to owners (as opposed to lessees) of like property.

"Taxes" shall have the meaning provided in Section 4.04(a).

"Term Loan" shall mean the Initial Term Loans or any Extended Term Loans.

"Term Loan Commitment" shall mean, for each Lender, the amount set forth opposite such Lender's name in Schedule 1.01A directly below the column entitled "Term Loan Commitment," as the same may be terminated pursuant to Section 2.01 and/or 10.

"Term Loan Maturity Date" shall mean (i) with respect to Initial Term Loans, December 31, 2018 and (ii) with respect to any Extended Term Loans, the date specified in the applicable Extension Offer.

"Term Note" shall have the meaning provided in Section 2.05(a).

"Test Period" shall mean each period of four consecutive Fiscal Quarters of the Borrower then last ended, in each case taken as one accounting period; provided that in the case of any Test Period which includes any Fiscal Quarter ended on or prior to December 31, 2015], the rules set forth in the immediately succeeding sentence shall apply; provided, further, that in the case of determinations of the Total Senior Secured Leverage Ratio, the Interest Expense Coverage Ratio and the Total Leverage Ratio pursuant to this Agreement, such further adjustments (if any) as described in the proviso to the definition of "Total Senior Secured Leverage Ratio", "Interest Expense Coverage Ratio" or "Total Leverage Ratio", as the case may be, contained herein shall be made to the extent applicable. If the respective Test Period (i) includes the Fiscal Quarter of the Borrower ended March 31, 2014, Consolidated EBITDA for such Fiscal Quarter shall be deemed to be $31,016,306, (ii) includes the Fiscal Quarter of the Borrower ended June 30, 2014, Consolidated EBITDA for such Fiscal Quarter shall be deemed to be $37,567,337, (iii) includes the Fiscal Quarter of the Borrower ended September 30, 2014, Consolidated EBITDA for such Fiscal Quarter shall be deemed to be $34,750,562, and (iv) includes the Fiscal Quarter of the Borrower ended December 31, 2014, Consolidated EBITDA for such Fiscal Quarter shall be deemed to be $37,878,204.

"Title Company" shall have the meaning provided in Section 5.13.

"Total Commitment" shall mean, at any time, the sum of the Commitments of each of the Lenders at such time.

"Total Leverage Ratio" shall mean, on any date of determination, the ratio of (x) Consolidated Net Indebtedness on such date to (y) Consolidated EBITDA for the Test Period most recently ended on or prior to such date; provided that (i) for purposes of any calculation of the Total Leverage Ratio pursuant to this Agreement, Consolidated EBITDA shall be determined on a Pro Forma Basis in accordance with clause (iii) of the definition of "Pro Forma Basis" contained herein and (ii) for purposes of any calculation of the Total Leverage Ratio pursuant to Sections 8.14, 9.03(vii), 9.03(viii), 9.03(xi), 9.04(xiv), 9.04(xvi), 9.05(xii), 9.05(xvii), 9.05(xviii), 9.05(xxii), 9.05(xxiii), 9.09(iv) and 9.11(c), Consolidated Indebtedness shall be determined on a Pro Forma Basis in accordance with the requirements of the definition of "Pro Forma Basis" contained herein.

"Total Senior Secured Leverage Ratio" shall mean, on any date of determination, the ratio of (x) Consolidated Net Senior Secured Indebtedness on such date to (y) Consolidated EBITDA for the Test Period most recently ended on or prior to such date; provided that (i) for purposes of any calculation of the Total Senior Secured Leverage Ratio pursuant to this Agreement, Consolidated EBITDA shall be determined on a Pro Forma Basis in accordance with clause (iii) of the definition of "Pro Forma Basis" contained herein and (ii) for purposes of any calculation of the Total Senior Secured Leverage Ratio pursuant to Sections 8.14, 9.03(vii), 9.03(viii), 9.03(xi), 9.04(xiv), 9.04(xvi), 9.05(xii), 9.05(xvii), 9.05(xviii), 9.05(xxii), 9.05(xxiii), 9.09(iv) and 9.11(c) only, Consolidated Senior Secured Indebtedness shall be determined on a Pro Forma Basis in accordance with the requirements of the definition of "Pro Forma Basis" contained herein.

"Total Term Loan Commitment" shall mean, at any time, the sum of the Term Loan Commitments of each of the Lenders at such time. The Total Term Loan Commitment on the Effective Date (prior to giving effect to the termination thereof on such date pursuant to Section 2.01) equals $350,000,000.

"Tranche" shall mean the respective facility and commitments utilized in making Loans hereunder, including Term Loans and Extended Term Loans.

"Transaction" shall mean, collectively, (i) the consummation of the Acquisition and the other transactions contemplated by the Acquisition Documents including the Comcast Note and the execution, delivery and performance by any Credit Party thereunder, (ii) the issuance of the Senior Secured Notes on the Effective Date, (iii) the obtaining of the consent of holders of the Existing Notes to permit the Acquisition, the Refinancing and the issuance of the Senior Secured Notes, (iv) the consummation of the Refinancing, (v) the execution, delivery and performance by each Credit Party of the Credit Documents to which it is a party, the incurrence of Loans on the Effective Date and the use of proceeds thereof, and (vi) the payment of all fees and expenses incurred in connection with the foregoing.

"Treasury Rate" means, with respect to any Repayment Event, the yield to maturity at a time of computation of United States Treasury securities with a constant maturity (as determined by the Administrative Agent in good faith based on publicly available market data) most nearly equal to the period from the applicable Repayment Event date to the second anniversary of the Effective Date; provided, however, that if the period from the applicable Repayment Event date to the second anniversary of the Effective Date is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

"TV One" shall have the meaning provided in the recitals hereto.

"Type" shall mean the type of Loan determined with regard to the interest option applicable thereto, i.e., whether a Base Rate Loan or a LIBOR Loan.

"UCC" shall mean the Uniform Commercial Code as from time to time in effect in the relevant jurisdiction.

"Unfunded Pension Liability" of any Plan shall mean the amount, if any, by which the value of the accumulated plan benefits under the Plan, determined on a plan termination basis in accordance with actuarial assumptions at such time consistent with those prescribed by the PBGC for purposes of Section 4044 of ERISA, exceeds the fair market value of all plan assets (excluding any accrued but unpaid contributions).

"United States" and "U.S." shall each mean the United States of America.

"Unrestricted" shall mean, when referring to cash or Cash Equivalents of the Borrower or any of its Restricted Subsidiaries, that such cash or Cash Equivalents are not Restricted.

"Unrestricted Subsidiary" shall mean:

(a) as of the Effective Date any entity set forth on Schedule 1.01C;

(b) any other Subsidiary of the Borrower that is designated by the board of directors of the Borrower as an Unrestricted Subsidiary pursuant to a board resolution and in accordance with Section 8.14, but only to the extent that such Subsidiary:

(i) has no Indebtedness other than Non-Recourse Debt;

(ii) is not party to any agreement, contract, arrangement or understanding with the Borrower or any Restricted Subsidiary of the Borrower unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Borrower or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Borrower;

(iii) is a Person with respect to which neither the Borrower nor any of its Restricted Subsidiaries has any direct or indirect obligation (A) to subscribe for additional Equity Interests or (B) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

(iv) has not guaranteed or otherwise directly or indirectly provided credit support for any then outstanding Indebtedness of the Borrower or any of its Restricted Subsidiaries; and

(c) any Subsidiary of an Unrestricted Subsidiary;

provided that if, at any time, any Unrestricted Subsidiary would fail to meet the requirements of an "Unrestricted Subsidiary" set forth above in this definition, then such Unrestricted Subsidiary shall be deemed to be a Restricted Subsidiary of the Borrower and be required to take all actions required by Section 8.11(f); provided, however, that if the Borrower is not in compliance with clauses (i), (ii) and (iii) of Section 8.14 and Sections 9.01, 9.04 or 9.05 after giving effect to such deemed designation, such non-compliance shall be treated as a breach of such Section and constitute an Event of Default.

"Unsecured Indebtedness" shall mean any Indebtedness of the Borrower or any of its Restricted Subsidiaries that is not Permitted Secured Indebtedness.

"U.S. Foreign Holding Company" shall mean, as to any Person, any Subsidiary of such Person that qualifies as a Foreign Subsidiary pursuant to clause (ii) of the definition thereof.

"U.S. Lender" shall have the meaning provided in Section 4.04(d).

"Voting Stock" of any Person as of any date shall mean the Equity Interests of such Person that is at the time entitled (without regard to the occurrence of any contingency) to vote in the election of the board of directors of such Person.

"Weighted Average Life to Maturity" shall mean, when applied to any Indebtedness or Preferred Equity, as the case may be, at any date, the quotient obtained by dividing (a) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Equity multiplied by the amount of such payment; by (b) the sum of all such payments.

"Wholly-Owned Domestic Restricted Subsidiary" shall mean, as to any Person, any Wholly-Owned Restricted Subsidiary of such Person which is a Domestic Subsidiary.

"Wholly-Owned Foreign Restricted Subsidiary" shall mean, as to any Person, any Wholly-Owned Restricted Subsidiary of such Person which is a Foreign Subsidiary.

"Wholly-Owned Restricted Subsidiary" shall mean, as to any Person, any Wholly-Owned Subsidiary of such Person that is also a Restricted Subsidiary of such Person.

"Wholly-Owned Subsidiary" shall mean, as to any Person, (i) any corporation 90% of whose outstanding Equity Interests is at the time owned by such Person and/or one or more Wholly-Owned Subsidiaries of such Person and any other outstanding Equity Interests are owned by officers, directors or employees of such Person and (ii) any partnership, limited liability company, association, joint venture or other entity in which such Person and/or one or more Wholly-Owned Subsidiaries of such Person has a 100% equity interest at such time (other than, in the case of a Subsidiary of the Borrower with respect to the preceding clauses (i) and (ii), director's qualifying shares and/or other nominal amount of shares required to be held by Persons other than the Borrower and its Subsidiaries under applicable law).

1.02. Other Definitional Provisions

(a) Unless otherwise specified therein, all terms defined in this Agreement shall have the defined meanings when used in the other Credit Documents or any certificate or other document made or delivered pursuant hereto or thereto.

(b) As used herein and in the other Credit Documents, and any certificate or other document made or delivered pursuant hereto or thereto, (i) accounting terms not defined in Section 1.01 shall have the respective meanings given to them under GAAP, (ii) the words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation", (iii) the word "incur" shall be construed to mean incur, create, issue, assume, become liable in respect of or suffer to exist (and the words "incurred" and "incurrence" shall have correlative meanings), (iv) unless the context otherwise requires, the words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, Equity Interests, securities, revenues, accounts, leasehold interests and contract rights, (v) the word "will" shall be construed to have the same meaning and effect as the word "shall", (vi) unless the context otherwise requires, any reference herein (A) to any Person shall be construed to include such Person's permitted successors and assigns and (B) to the Borrower or any other Credit Party shall be construed to include the Borrower or such Credit Party as debtor and debtor-in-possession and any receiver or trustee for the Borrower or any other Credit Party, as the case may be, in any insolvency or liquidation proceeding, (vii) references to "knowledge" or similar phrases referring to "knowledge" shall be interpreted to mean the actual knowledge of an Authorized Officer of the applicable Person (or, if no Person is specified, an Authorized Officer of the Borrower and the other Credit Parties), (viii) the words "asset" and "property" shall be construed as having the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights, and (ix) all references to any Governmental Authority, shall include any other Governmental Authority that shall have succeeded to any or all of the functions thereof.

(c) The words "hereof", "herein" and "hereunder" and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section, Schedule and Exhibit references are to this Agreement unless otherwise specified.

(d) The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.

(e) For purposes of determining compliance with Section 9.05 at any time, in the event that any Investment meets the criteria of one or more than one of the categories of transactions permitted pursuant to any clause of Section 9.05, such transaction (or portion thereof) at any time shall be permitted under one or more of such clauses as reasonably determined, without duplication, by the Borrower at such time.

1.03. <u>Rounding</u>

. Any financial ratios required to be maintained by the Borrower pursuant to this Agreement (or required to be satisfied in order for a specific action to be permitted under this Agreement) shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding up if there is no nearest number).

1.04. <u>Calculations; Computations</u>.

(a) The financial statements to be furnished to the Lenders pursuant hereto shall be made and prepared in accordance with GAAP consistently applied throughout the periods involved (except as set forth in the notes thereto or as otherwise disclosed in writing by the Borrower to the Administrative Agent); <u>provided</u> that, (i) except as otherwise specifically provided herein, all computations of Excess Cash Flow, and all computations and all definitions (including accounting terms) used in determining compliance with 8.14, 9.02(v), 9.03(vii), 9.03(viii), 9.03(xi), 9.04(xiv), 9.04(xvi), 9.05(xii), 9.05(xvi), 9.05(xvii), 9.05(xviii), 9.05(xxii), 9.05(xxiii), 9.07, 9.08, 9.09(iv) and 9.11(c) shall utilize GAAP and policies in conformity with those used to prepare the audited financial statements of the Borrower referred to in Section 7.05(a) for the Fiscal Year ended December 31, 2014, (ii) notwithstanding anything to the contrary contained herein, all such financial statements shall be prepared, and all financial covenants contained herein or in any other Credit Document shall be calculated, in each case, without giving effect to any election under Statement of Financial Accounting Standards 159 (or any similar accounting principle) permitting a Person to value its financial liabilities at the fair value thereof; (iii) to the extent expressly provided herein, certain calculations shall be made on a Pro Forma Basis; and (iv) except as otherwise expressly provided herein, for purposes of calculating financial terms, all covenants and related definitions, all such calculations based on the operations of the Borrower and its Restricted Subsidiaries on a consolidated basis shall be made without giving effect to the operations of any Unrestricted Subsidiaries.

(b) All computations of interest and other Fees hereunder shall be made on the basis of a year of 360 days (except for interest calculated by reference to the Prime Lending Rate, which shall be based on a year of 365 or 366 days, as applicable) for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest or Fees are payable.

1.05. <u>References to Agreements, Laws, Etc</u>.

Unless otherwise expressly provided herein, (a) references to organizational documents, agreements (including the Credit Documents) and other contractual instruments shall be deemed to include all subsequent amendments, amendments and restatements, restatements, extensions, supplements and other modifications thereto, but only to the extent that such amendments, amendments and restatements, restatements, extensions, supplements and other modifications are permitted by the Credit Documents; and (b) references to any law shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such law (including by succession of comparable successor laws).

1.06. <u>Timing of Payment of Performance</u>.

When the payment of any obligation or the performance of any covenant, duty or obligation is stated to be due or performance required on a day which is not a Business Day, the date of such payment (other than as described in the definition of Interest Period) or performance shall extend to the immediately succeeding Business Day (except where otherwise expressly provided herein).

1.07. <u>Certifications</u>.

All certifications to be made hereunder by an officer or representative of a Credit Party shall be made by such person in his or her capacity solely as an officer or a representative of such Credit Party, on such Credit Party's behalf and not in such Person's individual capacity.

SECTION 2. <u>Amount and Terms of Credit</u>

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        2.01. <u>The Commitments</u>

        . Subject to and upon the terms and conditions set forth herein, each Lender with a Term Loan Commitment severally agrees to make a term loan or term loans (each, a "<u>Term Loan</u>" and, collectively, the "<u>Term Loans</u>") to the Borrower, which Term Loans (i) shall be incurred pursuant to a single drawing on the Effective Date (such Term Loans made on the Effective date, the "<u>Initial Term Loans</u>"), (ii) shall be denominated in Dollars, (iii) except as hereinafter provided, shall, at the option of the Borrower, be incurred and maintained as, and/or converted into, Base Rate Loans or LIBOR Loans, <u>provided</u> that except as otherwise specifically provided in Section 2.10(b), all Term Loans comprising the same Borrowing shall at all times be of the same Type, and (iv) shall be made by each such Lender in that aggregate principal amount which does not exceed the Term Loan Commitment of such Lender on the Effective Date. Once repaid, Term Loans incurred hereunder may not be reborrowed.

        2.02. [Intentionally Omitted]

.

        2.03. [Intentionally Omitted]

.

        2.04. [Intentionally Omitted]

.

        2.05. <u>Notes</u>.

        (a) The Borrower's obligation to pay the principal of, and interest on, the Loans made by each Lender shall be evidenced in the Register maintained by the Administrative Agent pursuant to Section 12.15 and shall, if requested by such Lender, also be evidenced by a promissory note duly executed and delivered by the Borrower substantially in the form of Exhibit B, with blanks appropriately completed in conformity herewith (each, a "<u>Term Note</u>" and, collectively, the "<u>Term Notes</u>").

        (b) Each Lender will note on its internal records the amount of each Loan made by it and each payment in respect thereof and prior to any transfer of any of its Notes will endorse on the reverse side thereof the outstanding principal amount of Loans evidenced thereby. Failure to make any such notation or any error in such notation shall not affect the Borrower's obligations in respect of such Loans.

        (c) Notwithstanding anything to the contrary contained above in this Section 2.05 or elsewhere in this Agreement, Notes shall only be delivered to Lenders which at any time specifically request the delivery of such Notes. No failure of any Lender to request or obtain a Note evidencing its Loans to the Borrower shall affect or in any manner impair the obligations of the Borrower to pay the Loans (and all related Obligations) incurred by the Borrower which would otherwise be evidenced thereby in accordance with the requirements of this Agreement, and shall not in any way affect the security or guaranties therefor provided pursuant to the various Credit Documents. Any Lender which does not have a Note evidencing its outstanding Loans shall in no event be required to make the notations otherwise described in preceding clause (b). At any time when any Lender requests the delivery of a Note to evidence any of its Loans, the Borrower shall promptly execute and deliver to the respective Lender the requested Note in the appropriate amount or amounts to evidence such Loans.

2.06. Conversions

. The Borrower shall have the option to convert, on any Business Day, all or a portion equal to at least the Minimum Borrowing Amount of the outstanding principal amount of Loans made pursuant to one or more Borrowings (so long as of the same Tranche) of one or more Types of Loans into a Borrowing (of the same Tranche) of another Type of Loan, provided that, (i) except as otherwise provided in Section 2.10(b), LIBOR Loans may be converted into Base Rate Loans only on the last day of an Interest Period applicable to the Loans being converted and no such partial conversion of LIBOR Loans shall reduce the outstanding principal amount of such LIBOR Loans made pursuant to a single Borrowing to less than the Minimum Borrowing Amount applicable thereto, (ii) Base Rate Loans may not be converted into LIBOR Loans if any Event of Default exists pursuant to Section 10 on the date of conversion, (iii) if any Event of Default (other than as referred to in preceding clause (ii)) is in existence on the date of the proposed conversion of a LIBOR Loan, (x) Base Rate Loans may not be converted into LIBOR Loans if the Administrative Agent or the Required Lenders have notified the Borrower that conversions will not be permitted during the existence of such Event of Default and (y) in the absence of the notification referred to in preceding clause (x), Base Rate Loans may only be converted into LIBOR Loans with an Interest Period of one (1) month, and (iv) no conversion pursuant to this Section 2.06 shall result in more than six (6) Borrowings of LIBOR Loans. Each such conversion shall be effected by the Borrower by giving the Administrative Agent at the Notice Office prior to 1:00 P.M. (New York City time) at least (x) in the case of conversions of Base Rate Loans into LIBOR Loans, three Business Days' prior notice and (y) in the case of conversions of LIBOR Loans into Base Rate Loans, one Business Day's prior notice (each, a "Notice of Conversion/Continuation"), in each case substantially in the form of Exhibit A-1, appropriately completed to specify the Loans to be so converted, the Borrowing or Borrowings pursuant to which such Loans were incurred and, if to be converted into LIBOR Loans, the Interest Period to be initially applicable thereto. The Administrative Agent shall give each Lender prompt notice of any such proposed conversion affecting any of its Loans.

2.07. Pro Rata Borrowings

. All Borrowings of Term Loans under this Agreement shall be incurred from the Lenders pro rata on the basis of their Term Loan Commitments. It is understood that no Lender shall be responsible for any default by any other Lender of its obligation to make Loans hereunder and that each Lender shall be obligated to make the Loans provided to be made by it hereunder, regardless of the failure of any other Lender to make its Loans hereunder.

2.08. Interest.

(a) The Borrower agrees to pay interest in respect of the unpaid principal amount of each Base Rate Loan from the date of Borrowing (including conversion from a LIBOR Loan) thereof until the conversion of such Base Rate Loan to a LIBOR Loan pursuant to Section 2.06 or 2.09, as applicable, at a rate per annum which shall be equal to the sum of the relevant Applicable Margin plus the Base Rate, each as in effect from time to time.

(b) The Borrower agrees to pay interest in respect of the unpaid principal amount of each LIBOR Loan from the date of Borrowing (including conversion from a Base Rate Loan) thereof until the conversion of such LIBOR Loan to a Base Rate Loan pursuant to Section 2.06, 2.09 or 2.10, as applicable, at a rate per annum which shall, during each Interest Period applicable thereto, be equal to the sum of the relevant Applicable Margin as in effect from time to time during such Interest Period plus the LIBO Rate for such Interest Period.

(c) Upon the occurrence and during the continuance of an Event of Default under Section 10.01 or 10.05, overdue principal (and, after the occurrence and during the continuance of any Event of Default, upon notification to the Borrower by the Administrative Agent at the direction of the Required Lenders, all principal) in respect of each outstanding Loan shall bear interest at a rate per annum equal to the rate which is 2% in excess of the rate otherwise applicable to such Loans. In addition, to the extent permitted by applicable law, at the election of the Required Lenders, (i) overdue interest in respect of each Loan shall bear interest at a rate per annum equal to the rate which is 2% in excess of the rate then borne by such Loans and (ii) all other overdue amounts payable hereunder and under any other Credit Document shall bear interest at a rate per annum equal to the rate which is 2% in excess of the rate applicable to Loans that are maintained as Base Rate Loans from time to time. Interest that accrues under this Section 2.08(c) shall be payable promptly upon written demand.

(d) Accrued (and theretofore unpaid) interest shall be payable (i) in respect of each Base Rate Loan, (x) quarterly in arrears on each Quarterly Payment Date, (y) on the date of any repayment or prepayment in full or in part of all outstanding Base Rate Loans of any Tranche, and (z) at maturity (whether by acceleration or otherwise) and, after such maturity, promptly upon written demand, and (ii) in respect of each LIBOR Loan, (x) on the last day of each Interest Period applicable thereto and, in the case of an Interest Period in excess of three months, on each date occurring at three month intervals after the first day of such Interest Period, and (y) on the date of any repayment or prepayment (on the amount repaid or prepaid), at maturity (whether by acceleration or otherwise) and, after such maturity, promptly upon demand.

(e) Upon each Interest Determination Date, the Administrative Agent shall determine the LIBO Rate for each Interest Period applicable to the respective LIBOR Loans and shall promptly notify the Borrower and the Lenders thereof. Each such determination shall, absent manifest error, be final and conclusive and binding on all parties hereto.

2.09. <u>Interest Periods</u>

. At the time the Borrower gives any Notice of Conversion/Continuation in respect of the making of, or conversion into, any LIBOR Loan (in the case of the initial Interest Period applicable thereto) or prior to 1:00 P.M. (New York City time) on the third Business Day prior to the expiration of an Interest Period applicable to such LIBOR Loan (in the case of any subsequent Interest Period), the Borrower shall have the right to elect the interest period (each, an "<u>Interest Period</u>") applicable to such LIBOR Loan, which Interest Period shall, at the option of the Borrower, be (x) a one, two, three, six or, if approved by each Lender with Loans and/or Commitments under the relevant Tranche, nine or twelve month period or (y) if agreed by the Administrative Agent in its sole discretion, such other periods not to exceed one month, <u>provided</u> that (in each case):

(i) all LIBOR Loans comprising a Borrowing shall at all times have the same Interest Period;

(ii) the initial Interest Period for any LIBOR Loan shall commence on the date of Borrowing of such LIBOR Loan (including the date of any conversion thereto from a Base Rate Loan) and each Interest Period occurring thereafter in respect of such LIBOR Loan shall commence on the day on which the next preceding Interest Period applicable thereto expires;

(iii) if any Interest Period for a LIBOR Loan begins on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period, such Interest Period shall end on the last Business Day of such calendar month;

(iv) if any Interest Period for a LIBOR Loan would otherwise expire on a day which is not a Business Day, such Interest Period shall expire on the next succeeding Business Day; <u>provided</u>, <u>however</u>, that if any Interest Period for a LIBOR Loan would otherwise expire on a day which is not a Business Day but is a day of the month after which no further Business Day occurs in such month, such Interest Period shall expire on the next preceding Business Day;

(v) no Interest Period may be selected at any time when an Event of Default under Section 10 is in existence;

(vi) if any Event of Default (other than as referred to in preceding clause (v)) is in existence, (x) no Interest Period may be selected if the Administrative Agent or the Required Lenders have notified the Borrower that the selection of new Interest Periods will not be permitted during the existence of such Event of Default and (y) in the absence of the notification referred to in preceding clause (x), no Interest Period with a duration in excess one (1) month may be selected;

(vii) no Interest Period in respect of any Borrowing of any Tranche of Loans shall be selected which extends beyond the Maturity Date for such Tranche of Loans; and

(viii) no Interest Period in respect of any Borrowing of Term Loans shall be selected which extends beyond any date upon which a mandatory repayment of such Term Loans will be required to be made under Section 4.02(b) if the aggregate principal amount of such Term Loans which have Interest Periods which will expire after such date will be in excess of the aggregate principal amount of such Term Loans then outstanding <u>less</u> the aggregate amount of such required repayment.

If by 1:00 P.M. (New York City time) on the third Business Day prior to the expiration of any Interest Period applicable to a Borrowing of LIBOR Loans, the Borrower has failed to elect a new Interest Period to be applicable to such LIBOR Loans as provided above, the Borrower shall be deemed to have elected to continue such LIBOR Loans as LIBOR Loans with an Interest Period of one (1) month effective as of the expiration date of such current Interest Period; <u>provided</u> that if the Borrower is not permitted to elect a new Interest Period to be applicable to such LIBOR Loans as provided above, the Borrower shall be deemed to have elected to convert such LIBOR Loans into Base Rate Loans effective as of the expiration date of such current Interest Period.

2.10. <u>Increased Costs, Illegality, etc.</u>

(a) In the event that any Lender shall have reasonably determined (which determination shall, absent manifest error, be final and conclusive and binding upon all parties hereto but, with respect to clause (i) or (iii)(z) below, may be made only by the Administrative Agent or the Required Lenders):

(i) on any Interest Determination Date that, by reason of any changes arising after the date of this Agreement affecting the London interbank market, adequate and fair means do not exist for ascertaining the applicable interest rate on the basis provided for in the definition of LIBO Rate; or

(ii) at any time, that such Lender shall incur increased costs or reductions in the amounts received or receivable hereunder with respect to any LIBOR Loan because (x) of any change since the Effective Date in any applicable law or governmental rule, regulation, order, guideline or request (whether or not having the force of law) or in the interpretation or administration thereof and including the introduction of any new law or governmental rule, regulation, order, guideline or request, such as, but not limited to: (A) a change in the basis of taxation of payment to the Administrative Agent or any Lender of the principal of or interest on the Loans or the Notes or any other amounts payable hereunder (except for changes in Excluded Taxes) or (B) a change in official reserve requirements, but, in all events, excluding reserves required under Regulation D to the extent included in the computation of the LIBO Rate and/or (y) the LIBO Rate with respect to such LIBOR Loan does not adequately and fairly reflect the cost to such Lender of funding such LIBOR Loan; or

(iii) at any time, that the making or continuance of any LIBOR Loan has been made (x) unlawful by any law or governmental rule, regulation or order, (y) impossible by compliance by any Lender in good faith with any governmental request (whether or not having force of law) or (z) impracticable as a result of a contingency occurring after the Effective Date which materially and adversely affects the London interbank market;

then, and in any such event, such Lender (or the Administrative Agent, in the case of clause (i) above) shall promptly give notice (by telephone promptly confirmed in writing) to the Borrower and, except in the case of clause (i) above, to the Administrative Agent of such determination (which notice the Administrative Agent shall promptly transmit to each of the other Lenders). Thereafter (x) in the case of clause (i) above, LIBOR Loans shall no longer be available until such time as the Administrative Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice by the Administrative Agent no longer exist, and any Notice of Conversion/Continuation given by the Borrower with respect to LIBOR Loans which have not yet been incurred (including by way of conversion) shall be deemed rescinded by the Borrower, (y) in the case of clause (ii) above, the Borrower agrees, subject to the provisions of Section 2.11(b) (to the extent applicable), to pay to such Lender, within 10 Business Days of such Lender's written request therefor (including reasonably supporting documentation therefor), such additional amounts (in the form of an increased rate of, or a different method of calculating, interest or otherwise as such Lender in its sole discretion shall determine) as shall be required to compensate such Lender for such increased costs or reductions in amounts received or receivable hereunder (a written notice as to the additional amounts owed to such Lender, showing in reasonable detail the basis for the calculation thereof, submitted to the Borrower by such Lender shall, absent manifest error, be final and conclusive and binding on all the parties hereto) and (z) in the case of clause (iii) above, the Borrower shall take one of the actions specified in Section 2.10(b) as promptly as possible and, in any event, within the time period required by law.

(b) At any time that any LIBOR Loan is affected by the circumstances described in Section 2.10(a)(ii), the Borrower may, and in the case of a LIBOR Loan affected by the circumstances described in Section 2.10(a)(iii), the Borrower shall, either (x) if the affected LIBOR Loan is then being made initially or pursuant to a conversion, cancel such Borrowing by giving the Administrative Agent telephonic notice (confirmed in writing) on the same date that the Borrower was notified by the affected Lender or the Administrative Agent pursuant to Section 2.10(a)(ii) or (iii) or (y) if the affected LIBOR Loan is then outstanding, upon at least three Business Days' written notice to the Administrative Agent, require the affected Lender to convert such LIBOR Loan into a Base Rate Loan, <u>provided</u> that, if more than one Lender is affected at any time, then all affected Lenders must be treated the same pursuant to this Section 2.10(b).

(c) If any Lender determines that after the Effective Date the introduction of or any change in any applicable law or governmental rule, regulation, order, guideline, directive or request (whether or not having the force of law) concerning capital adequacy, or any change in interpretation or administration thereof by the NAIC or any Governmental Authority, central bank or comparable agency, will have the effect of increasing the amount of capital required or expected to be maintained by such Lender or any corporation controlling such Lender based on the existence of such Lender's Commitments hereunder or its obligations hereunder, then the Borrower agrees to pay to such Lender, within 10 Business Days of its written demand (including documentation reasonably supporting such request) therefor, such additional amounts as shall be required to compensate such Lender or such other corporation for the increased cost to such Lender or such other corporation or the reduction in the rate of return to such Lender or such other corporation as a result of such increase of capital. In determining such additional amounts, each Lender will act reasonably and in good faith and will use averaging and attribution methods which are reasonable, provided that such Lender's determination of compensation owing under this Section 2.10(c) shall, absent manifest error, be final and conclusive and binding on all the parties hereto. Each Lender, upon determining that any additional amounts will be payable pursuant to this Section 2.10(c), will give prompt written notice thereof to the Borrower, which notice shall show in reasonable detail the basis for calculation of such additional amounts.

(d) Notwithstanding anything in this Agreement to the contrary, the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines, requirements and directives thereunder, issued in connection therewith or in implementation thereof, shall be deemed to be a change after the Effective Date in a requirement of law or government rule, regulation or order, regardless of the date enacted, adopted, issued or implemented (including for purposes of this Section 2.10), other than any final rules, regulations, orders, requests, guidelines or directives under the Dodd-Frank Wall Street Reform and Consumer Protection Act that the Lenders are required to comply with prior to the date of this Agreement (it being understood that payments required as a result of this Section 2.10(d) are subject to the provisions of Section 2.11(b), as and to the extent provided therein).

2.11. Compensation.

(a) The Borrower agrees to compensate each Lender within 10 Business Days of its written request (which request shall set forth in reasonable detail the basis for requesting such compensation) and calculation of the amount of such compensation, for all actual losses, reasonable, out of pocket expenses and liabilities (including, without limitation, any loss, expense or liability incurred by reason of the liquidation or reemployment of deposits or other funds required by such Lender to fund its LIBOR Loans but excluding loss of anticipated profits) which such Lender may sustain: (i) if for any reason (other than a default by such Lender or the Administrative Agent) a Borrowing of, or conversion from or into, LIBOR Loans does not occur on a date specified therefor in a Notice of Conversion/Continuation (whether or not withdrawn by the Borrower or deemed withdrawn pursuant to Section 2.10(a)); (ii) if any prepayment or repayment (including any prepayment or repayment made pursuant to Section 4.01, Section 4.02 or as a result of an acceleration of the Loans pursuant to Section 10) or conversion of any of its LIBOR Loans occurs on a date which is not the last day of an Interest Period with respect thereto; (iii) if any prepayment of any of its LIBOR Loans is not made on any date specified in a notice of prepayment given by the Borrower; or (iv) as a consequence of (x) any other default by the Borrower to repay LIBOR Loans when required by the terms of this Agreement or any Note held by such Lender or (y) any election made pursuant to Section 2.10(b).

(b) Notwithstanding anything to the contrary, with respect to any Lender's or any participant's claim for compensation under Section 2.10(a) or 4.04, the Borrower shall not be required to compensate such Lender for any amount incurred more than one hundred and eighty (180) days prior to the date that such Lender notifies the Borrower of the event that gives rise to such claim; provided that, if the circumstance giving rise to such claim is retroactive, then such 180-day period referred to above shall be extended to include the period of retroactive effect thereof.

2.12. Change of Lending Office

. Each Lender agrees that on the occurrence of any event giving rise to the operation of Section 2.10(a)(ii) or (iii), Section 2.10(c) or Section 4.04 with respect to such Lender, it will, if requested by the Borrower, use reasonable efforts (subject to overall policy considerations of such Lender) to designate another lending office for any Loans affected by such event, provided that such designation is made on such terms that such Lender and its lending office suffer no economic, legal or regulatory disadvantage in any material respect, with the object of avoiding the consequence of the event giving rise to the operation of such Section. Nothing in this Section 2.12 shall affect or postpone any of the obligations of the Borrower or the right of any Lender provided in Sections 2.10 and 4.04.

2.13. <u>Extension of Term Loans</u>.

(a)   Notwithstanding anything to the contrary in this Agreement, pursuant to one or more offers (each, an "<u>Extension Offer</u>") made from time to time by the Borrower to all Lenders of Term Loans with a like Maturity Date on a pro rata basis (based on the aggregate outstanding principal or committed amount of the respective Term Loans with a like Maturity Date) and on the same terms to each such Lender, the Borrower is hereby permitted to consummate from time to time transactions with individual Lenders that accept the terms contained in such Extension Offers to extend the Maturity Date of each such Lender's Term Loans and otherwise modify the terms of such Term Loans pursuant to the terms of the relevant Extension Offer (including, without limitation, by increasing the interest rate or fees payable in respect of such Term Loans (and related amounts outstanding)) (each, an "<u>Extension</u>" and each group of Term Loans so extended shall constitute a separate Tranche of Term Loans from which they were converted), so long as the following terms and conditions are satisfied or waived by the applicable Extending Term Loan Lenders:

(i)   immediately prior to any Extension and after giving effect thereto, no Event of Default shall have occurred and be continuing;

(ii)   to the extent required by the applicable Extending Term Loan Lenders, all of the representations and warranties set forth in Section 7 of the Credit Agreement and each other Credit Document shall be true and correct in all material respects on the date of the Extension, both before and after giving effect to the Extension, with the same effect as though such representations and warranties had been made on and as of the date of the Extension, except to the extent such representations and warranties expressly relate to an earlier date;

(iii)   in the case of any Extension with respect to Term Loans, except as to interest rates, fees, premium, amortization, final maturity, optional and mandatory prepayment provisions (which shall, subject to immediately succeeding proviso, be determined by the Borrower and the relevant Lenders and set forth in the relevant Extension Offer), the Term Loans of any Lender that agrees to an Extension with respect to such Term Loans (each, an "<u>Extending Term Lender</u>") extended pursuant to any Extension ("<u>Extended Term Loans</u>") shall have the same terms as the Tranche of Term Loans subject to such Extension Offer; <u>provided</u> that (1) the final maturity date of any Extended Term Loans shall be no earlier than the then Latest Maturity Date hereunder, (2) the Weighted Average Life to Maturity of any Extended Term Loans shall be no shorter than the remaining Weighted Average Life to Maturity of the Term Loans extended thereby, and (3) any Extended Term Loans shall participate on a <u>pro</u> <u>rata</u> basis or a less than <u>pro</u> <u>rata</u> basis (but not greater than a <u>pro</u> <u>rata</u> basis) in any voluntary or mandatory repayments or prepayments hereunder, in each case as specified in the respective Extension Offer except for repayments required upon a Maturity Date applicable to any Tranche of Term Loans;

(iv)   if the aggregate principal amount of Term Loans (calculated on the face amount thereof) in respect of which Lenders shall have accepted the relevant Extension Offer shall exceed the maximum aggregate principal amount of Term Loans offered to be extended by the Borrower pursuant to such Extension Offer, then the Term Loans of such Lenders shall be extended ratably up to such maximum amount based on the respective principal or committed amounts (but not to exceed actual holdings of record) with respect to which such Lenders have accepted such Extension Offer (it being understood, for the avoidance of doubt, that in no event shall the Terms Loans after giving effect to an Extension exceed the Total Term Loan Commitment on the Effective Date);

(v)   all documentation in respect of such Extension shall be consistent with the foregoing; and

(vi)   any applicable Minimum Extension Condition shall be satisfied unless waived by the Borrower.

(b)   An Extension shall not constitute a voluntary or mandatory repayment or prepayment for purposes of Sections 4.01 and 4.02 and no Extension Offer is required to be in any minimum amount or any minimum increment, <u>provided</u> that the Borrower may at its election specify a condition (a "<u>Minimum Extension Condition</u>") to consummating any such Extension that a minimum amount (to be determined and specified in the relevant Extension Offer in the Borrower's sole discretion and may be waived by the Borrower) of Term Loans to be extended. The Administrative Agent and the Lenders hereby consent to the Extensions and the other transactions contemplated by this Section 2.13 (including, for the avoidance of doubt, payment of any interest, fees or premium in respect of any Extended Term Loans on such terms as may be set forth in the relevant Extension Offer) and hereby waive the requirements of any provision of this Agreement (including, without limitation, Sections 4.02 and 4.03) or any other Credit Document that may otherwise prohibit any such Extension or any other transaction contemplated by this Section 2.13.

(c)   No consent of any Lender or the Administrative Agent shall be required to effectuate any Extension, other than the consent of each Lender agreeing to such Extension with respect to its Term Loans. All Extended Term Loans and all obligations in respect thereof shall be Obligations under this Agreement and the other Credit Documents that are secured by the Collateral on a pari passu basis with all other applicable Obligations under this Agreement and the other Credit Documents. The Lenders hereby irrevocably authorize the Administrative Agent and the Collateral Agent to enter into customary amendments to this Agreement and the other Credit Documents with the Borrower as may be necessary or appropriate in order to establish Tranches of Extended Terms Loans and such technical amendments as may be necessary or appropriate in the reasonable opinion of the Administrative Agent and the Borrower in connection with the establishment of such Tranches of Extended Term Loans on terms consistent with this Section 2.13 (each, an "<u>Extension Amendment</u>"). Each Extension Amendment entered into with the Borrower by the Administrative Agent or the Collateral Agent hereunder shall be binding and conclusive on the Lenders. The Effectiveness of each Extension Amendment shall be subject to, to the extent reasonably requested by the Extending Term Loan Lenders, receipt by the Administrative Agent of reaffirmation agreement and/or such amendments to the Security Documents as may be reasonably requested by the Administrative Agent in order to ensure that the Extended Term Loans are provided with the benefit of the applicable Credit Documents.

(d)   In connection with any Extension, the Borrower shall provide the Administrative Agent at least five (5) Business Days' (or such shorter period as may be agreed by the Administrative Agent) prior written notice thereof, and shall agree to such procedures (including, without limitation, rendering timing, rounding and other adjustments and to ensure reasonable administrative management of the credit facilities hereunder after such Extension), if any, as may be established by, or acceptable to, the Administrative Agent, in each case acting reasonably to accomplish the purposes of this Section 2.13.

SECTION 3. Fees; Call Protection.

3.01. <u>Fees</u>.

The Borrower agrees to pay to the Administrative Agent such fees as may be agreed to in writing from time to time by the Borrower or any of its Restricted Subsidiaries and the Administrative Agent. The Total Term Loan Commitment (and the Term Loan Commitment of each Lender) shall terminate in its entirety on the Effective Date (after giving effect to the incurrence of Term Loans on such date).

3.02. <u>Call Protection</u>.

In the event all or any portion of the Term Loans (i) are repaid through any voluntary repayments, (ii) are repriced (or effectively refinanced) through any waiver, consent or amendment (in each case, in connection with any waiver, consent or amendment to the Term Loans the result of which would be the lowering of the effective interest cost or the weighted average yield of the Term Loans or the incurrence of any debt financing having an effective interest cost or weighted average yield that is less than the effective interest cost or weighted average yield of the Term Loans), (iii) are prepaid pursuant to Section 4 (other than Sections 4.02(b), 4.02(e), 4.02(f) and 4.02(g) or (iv) become due and payable pursuant to Section 10 (the events described in clauses (i), (ii), (iii) and (iv), each a "<u>Repayment Event</u>"), in each case on or prior to the second anniversary of the Effective Date, such repayments or repricings will be made with a prepayment premium in an amount equal to the present value of the principal amount of such Term Loans multiplied by the sum of (x) the LIBO Rate (assuming an Interest Period of three months in effect on the date on which the applicable notice of repayment or repricing is given) plus (y) 4.50% per annum, in each case of clauses (x) and (y), calculated from the date of such repayment or repricing until the second anniversary of the Effective Date (computed on the basis of actual days elapsed over a year of 360 days and using a discount rate equal to the Treasury Rate as of such prepayment date plus 50 basis points).

39

SECTION 4. Prepayments; Payments; Taxes.

4.01. Voluntary Prepayments.

(a) The Borrower shall have the right to prepay the Loans, without premium or penalty (except as, and to the extent, provided in Section 3.02) in whole or in part at any time and from time to time on the following terms and conditions: (i) the Borrower shall give the Administrative Agent prior to 1:00 P.M. (New York City time) at the Notice Office (x) at least one Business Day's prior written notice (or telephonic notice promptly confirmed in writing) of its intent to prepay Base Rate Loans and (y) at least three Business Days' prior written notice (or telephonic notice promptly confirmed in writing) of its intent to prepay LIBOR Loans, which notice (in each case) shall specify which Term Loans shall be prepaid, the amount of such prepayment and the Types of Loans to be prepaid and, in the case of LIBOR Loans, the specific Borrowing or Borrowings pursuant to which such LIBOR Loans were made, and which notice the Administrative Agent shall promptly transmit to each of the Lenders; (ii) each partial prepayment of Term Loans pursuant to this Section 4.01(a) shall be in an aggregate principal amount of at least $1,000,000 and integral multiples of $1,000,000 (or such lesser amount as is acceptable to the Administrative Agent in any given case), provided that if any partial prepayment of LIBOR Loans made pursuant to any Borrowing shall reduce the outstanding principal amount of LIBOR Loans made pursuant to such Borrowing to an amount less than the Minimum Borrowing Amount applicable thereto, then such Borrowing may not be continued as a Borrowing of LIBOR Loans (and same shall automatically be converted into a Borrowing of Base Rate Loans) and any election of an Interest Period with respect thereto given by the Borrower shall have no force or effect; (iii) each prepayment pursuant to this Section 4.01(a) in respect of any Loans made pursuant to a Borrowing shall be applied pro rata among the Loans comprising such Borrowing; (iv) each voluntary prepayment of Term Loans pursuant to this Section 4.01(a) shall reduce the then remaining Scheduled Term Loan Repayments in the order designated in writing by the Borrower to the Administrative Agent or, in the absence of such designation, in direct order of maturity and (v) for each of the first two years following the Effective Date, the aggregate amount of voluntary prepayments made pursuant to this Section 4.01(a) shall not exceed 10% of the aggregate principal amount of Loans outstanding.

(b) In the event of certain refusals by a Lender to consent to certain proposed changes, amendments, waivers, discharges or terminations with respect to this Agreement which have been approved by the Required Lenders as (and to the extent) provided in Section 12.12 (b), the Borrower may, upon five Business Days' prior written notice to the Administrative Agent at the Notice Office (which notice the Administrative Agent shall promptly transmit to each of the Lenders), repay all Loans of such Lender (including all amounts, if any, owing pursuant to Section 2.11(a)), together with accrued and unpaid interest, Fees and all other amounts then owing to such Lender (or owing to such Lender with respect to each Tranche which gave rise to the need to obtain such Lender's individual consent) in accordance with, and subject to the requirements of, said Section 12.12(b), so long as the consents, if any, required by Section 12.12(b) in connection with the repayment pursuant to this clause (b) shall have been obtained. Each prepayment of Term Loans pursuant to this Section 4.01(b) shall reduce the then remaining Scheduled Term Loan Repayments on a pro rata basis (based upon the then remaining principal amount of each such Scheduled Term Loan Repayment after giving effect to all prior reductions thereto).

4.02. Mandatory Repayments.

(a) [Intentionally Omitted].

(b) In addition to any other mandatory repayments pursuant to this Section 4.02, (x) on each Quarterly Payment Date, beginning with the Quarterly Payment Date occurring in September, 2015 and ending with the Quarterly Payment Date occurring in September, 2018, the Borrower shall be required to repay a principal amount of Term Loans, to the extent then outstanding, equal to ¼ of 1% of the aggregate initial principal amount of all Term Loans incurred by the Borrower pursuant to Section 2.01 on the Effective Date and (y) on the Term Loan Maturity Date, the Borrower shall be required to repay in full the entire principal amount of the Term Loans then outstanding (each Quarterly Payment Date described above and the Term Loan Maturity Date, a "Scheduled Term Loan Repayment Date" and with each such repayment pursuant to this Section 4.02(b), as the same may be reduced as provided in Section 4.01(a), 4.01(b) or 4.02(h), a "Scheduled Term Loan Repayment").

(c) [Intentionally Omitted].

(d) In addition to any other mandatory repayments pursuant to this Section 4.02, within five Business Days after each date on or after the Effective Date upon which the Borrower or any of its Restricted Subsidiaries receives any cash proceeds from any issuance or incurrence by the Borrower or any of its Restricted Subsidiaries of Indebtedness (other than Indebtedness permitted to be incurred pursuant to Section 9.04), Disqualified Preferred Stock or Designated Preferred Stock (other than Disqualified Preferred Stock or Designated Preferred Stock permitted to be issued pursuant to Section 9.11(c)) an amount equal to 100% of the Net Cash Proceeds of the respective issuance or incurrence of Indebtedness, Disqualified Preferred Stock or Designated Preferred Stock shall be applied on such date as a mandatory repayment and/or commitment reduction in accordance with the requirements of Sections 4.02(h), (i) and (m).

(e) In addition to any other mandatory repayments pursuant to this Section 4.02, within five Business Days after each date on or after the Effective Date upon which the Borrower or any of its Restricted Subsidiaries receives any proceeds in the form of cash or Cash Equivalents from any Asset Sale (including any Subject Affiliate Transfer, but excluding (1) sales of assets pursuant to Sections 9.02(i), (ii), (iii), (v), (vi), (vii), (viii), (ix), (x), (xii), (xiii), (xiv), (xvii), (xviii), (xix) and (xxi), (2) Designated Sales permitted to be consummated pursuant to Section 9.02 (xx) and (3) any other sale, transfer or disposition (for such purpose, treating any series of related sales, transfers, or dispositions as a single such transaction) that involves properties or assets having a Fair Market Value of less than $1,000,000), an amount equal to 100% of the Net Sale Proceeds in excess of $5,000,000 in the aggregate following the Effective Date shall be applied on such date as a mandatory repayment in accordance with the requirements of Sections 4.02(h), (i) and (m); provided, however, that such Net Sale Proceeds shall not be required to be so applied on such date so long as no Event of Default then exists and such Net Sale Proceeds shall be used to purchase assets (other than inventory and working capital) used or to be used in a Permitted Business owned by the Borrower or a Restricted Subsidiary, in each case within 365 days following the date of such Asset Sale (or, if the Borrower or Restricted Subsidiary enters into a legally binding commitment to reinvest such Net Sale Proceeds within 365 days following the receipt thereof, within 180 days after such original 365-day period); and provided further, that if all or any portion of such Net Sale Proceeds not required to be so applied as provided above in this Section 4.02(e) are not so reinvested within the time period indicated (or such earlier date, if any, as the Borrower or the relevant Restricted Subsidiary determines not to reinvest the Net Sale Proceeds from such Asset Sale as set forth above), such remaining portion shall be applied on the last day of such period (or such earlier date, as the case may be) as provided above in this Section 4.02(e) without regard to the preceding proviso.

(f) In addition to any other mandatory repayments or commitment reductions pursuant to this Section 4.02, on each Excess Cash Flow Calculation Date, an amount equal to the Applicable Excess Cash Flow Percentage of the Excess Cash Flow for the related Excess Cash Flow Calculation Period shall be applied as a mandatory repayment and/or commitment reduction in accordance with the requirements of Sections 4.02 (h), (i) and (m); provided that repayments of principal of Loans made as a voluntary prepayment pursuant to Section 4.01 with internally generated funds during the applicable Excess Cash Flow Calculation Period shall reduce on a dollar-for-dollar basis the amount of such mandatory repayment and/or commitment reduction otherwise required on the applicable Excess Cash Flow Calculation Date pursuant to this Section 4.02(f).

(g) In addition to any other mandatory repayments pursuant to this Section 4.02, within five Business Days after each date on or after the Effective Date upon which the Borrower or any of its Restricted Subsidiaries receives any cash proceeds from any Recovery Event (other than Recovery Events where the Net Cash Proceeds therefrom do not exceed $5,000,000 in the aggregate in any Fiscal Year), an amount equal to 100% of the Net Cash Proceeds from such Recovery Event shall be applied on such date as a mandatory repayment in accordance with the requirements of Sections 4.02(h), (i) and (m); provided, however, that such Net Cash Proceeds shall not be required to be so applied on such date so long as no Event of Default then exists and the Borrower has delivered a certificate to the Administrative Agent on such date stating that such Net Cash Proceeds shall be used to replace or restore any properties or assets in respect of which such Net Cash Proceeds were paid within 365 days following the date of the receipt of such Net Cash Proceeds (or, if the Borrower or Restricted Subsidiary enters into a legally binding commitment to reinvest such Net Cash Proceeds within 365 days following the receipt thereof, within 180 days after such original 365-day period), and provided further, that if all or any portion of such Net Cash Proceeds not required to be so applied pursuant to the preceding proviso are not so used within the time period indicated (or such earlier date, if any, as the Borrower or the relevant Restricted Subsidiary determines not to reinvest the Net Cash Proceeds relating to such Recovery Event as set forth above), such remaining portion shall be applied on the last day of such period (or such earlier date, as the case may be) as provided above in this Section 4.02(g) without regard to the immediately preceding proviso.

(h) Each amount required to be applied pursuant to Sections 4.02(d), (e), (f) and (g) in accordance with this Section 4.02(h) shall be applied (subject to Section 4.02 (m) below) to repay the outstanding principal amount of Term Loans. The amount of each principal repayment of Term Loans made as required by Sections 4.02(d), (e), (f) and (g) shall be applied to reduce the then remaining Scheduled Term Loan Repayments in direct order of maturity to the next four (4) Scheduled Term Loan Repayments and, thereafter, to the then remaining Scheduled Term Loan Repayments on a pro rata basis (based upon the then remaining principal amounts of the Scheduled Term Loan Repayments after giving effect to all prior reductions thereto).

(i) With respect to each repayment of Loans required by this Section 4.02, the Borrower may designate the Types of Loans of the respective Tranche which are to be repaid and, in the case of LIBOR Loans, the specific Borrowing or Borrowings of the respective Tranche pursuant to which such LIBOR Loans were made, provided that: (i) repayments of LIBOR Loans pursuant to this Section 4.02 may only be made on the last day of an Interest Period applicable thereto unless all LIBOR Loans of the respective Tranche with Interest Periods ending on such date of required repayment and all Base Rate Loans of the respective Tranche have been paid in full; (ii) if any repayment of LIBOR Loans made pursuant to a single Borrowing shall reduce the outstanding LIBOR Loans made pursuant to such Borrowing to an amount less than the Minimum Borrowing Amount applicable thereto, such Borrowing shall be automatically converted into a Borrowing of Base Rate Loans; and (iii) subject to Section 4.02(m), each repayment of any Loans made pursuant to a Borrowing shall be applied pro rata among such Loans. In the absence of a designation by the Borrower as described in the preceding sentence, the Administrative Agent shall, subject to the above, make such designation in its sole discretion with a view, but not an obligation, to minimize breakage costs under Section 2.11.

(j) In addition to any other mandatory repayments pursuant to this Section 4.02, all then outstanding Loans of a respective Tranche shall be repaid in full on the respective Maturity Date for such Tranche of Loans.

(k) [Intentionally Omitted].

(l) [Intentionally Omitted].

(m) The Borrower shall notify the Administrative Agent in writing of any mandatory repayment of Term Loans required to be made pursuant to Sections 4.02(d), (e), (f) or (g) at least three (3) Business Days prior to the date of such repayment. Each such notice shall specify the date of such repayment and provide a reasonably detailed calculation of the amount of such repayment. The Administrative Agent will promptly notify each Lender holding Term Loans of the contents of the Borrower's repayment notice and of such Lender's pro rata share of any repayment. Each such Lender may reject all or a portion of its pro rata share of any mandatory repayment (such declined amounts, the "Declined Proceeds") of Term Loans required to be made pursuant to Sections 4.02(d), (e), (f) or (g) by providing written notice (each, a "Rejection Notice") to the Administrative Agent and the Borrower no later than 5:00 P.M. (New York City time) on the Business Day after the date of such Lender's receipt of notice from the Administrative Agent regarding such repayment. Each Rejection Notice from a given Lender shall specify the principal amount of the mandatory repayment of Term Loans to be rejected by such Lender. If a Lender fails to deliver such Rejection Notice to the Administrative Agent within the time frame specified above or such Rejection Notice fails to specify the principal amount of the Term Loans to be rejected, any such failure will be deemed an acceptance of the total amount of such mandatory repayment of Term Loans to which such Lender is otherwise entitled. Any Declined Proceeds shall be retained by the Borrower.

4.03. Method and Place of Payment

. Except as otherwise specifically provided herein, all payments under this Agreement and under any Note shall be made to the Administrative Agent for the account of the Lender or Lenders entitled thereto not later than 1:00 P.M. (New York City time) on the date when due and shall be made in Dollars in immediately available funds at the Payment Office. Whenever any payment to be made hereunder or under any Note shall be stated to be due on a day which is not a Business Day, the due date thereof shall be extended to the next succeeding Business Day and, with respect to payments of principal, interest shall be payable at the applicable rate during such extension.

4.04. Net Payments.

(a) All payments made by any Credit Party hereunder and under any Note will be made without setoff, counterclaim or other defense. Except as provided in Section 4.04(b), all such payments will be made free and clear of, and without deduction or withholding for, any present or future taxes, levies, imposts, duties, fees, assessments or other charges of whatever nature now or hereafter imposed by any jurisdiction or by any political subdivision or taxing authority thereof or therein with respect to such payments (but excluding any Excluded Taxes) (all such non-excluded taxes, levies, imposts, duties, fees, assessments or other charges being referred to collectively as "Taxes"). If any Taxes are so levied or imposed, the Credit Parties agree to pay the full amount of such Taxes, and such additional amounts as may be necessary so that every payment of all amounts due under this Agreement or under any Note, after withholding or deduction for or on account of any Taxes, will not be less than the amount provided for herein or in such Note. The Credit Parties shall timely pay to the relevant Governmental Authority in accordance with applicable law, or at the option of the Administrative Agent timely reimburse it for the payment of, any Other Taxes. Without duplication, if any amounts are payable in respect of Taxes pursuant to the two preceding sentences, the applicable Credit Party agrees to reimburse each Lender within 15 Business Days of receipt of the written request of such Lender, including documentation reasonably supporting such request for such Taxes as are payable by, or withheld from, such Lender, in respect of such amounts so paid to or on behalf of such Lender pursuant to the two preceding sentences and in respect of any amounts paid to or on behalf of such Lender pursuant to this sentence. The applicable Credit Party will furnish to the Administrative Agent within 45 days after the date the payment of any Taxes is due pursuant to applicable law certified copies of tax receipts or other documentation reasonably evidencing such payment by such Credit Party. The Credit Parties agree to indemnify and hold harmless each Recipient and reimburse such Recipient upon its written request, for the amount of any Taxes so levied or imposed and paid by such Recipient. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent demonstrable error.

(b) Each Lender that is not a United States person (as such term is defined in Section 7701(a)(30) of the Code) (a "Foreign Lender") for U.S. federal income tax purposes agrees to deliver to the Borrower and the Administrative Agent on or prior to the Effective Date or, in the case of a Lender that is an assignee or transferee of an interest under this Agreement pursuant to Section 2.13 or 12.04(b) (unless the respective Lender was already a Lender hereunder immediately prior to such assignment or transfer), on the date of such assignment or transfer to such Lender, as applicable, (i) two accurate and complete original signed copies of IRS Form W-8ECI, Form W-8IMY (together with any applicable underlying forms) Form W-8BEN or Form W-8BEN-E (or successor forms) certifying to such Lender's entitlement as of such date to a complete exemption from United States withholding tax with respect to payments to be made under this Agreement and under any Note, or (ii) in the case of a Foreign Lender claiming exemption from or reduction in U.S. federal withholding tax under Section 871(h) or 881(c) of the Code with respect to payments of "portfolio interest," two accurate and complete original signed copies of IRS Form W-8BEN or Form W-8BEN-E (or successor form) certifying to such Lender's entitlement as of such date to a complete exemption from United States withholding tax with respect to payments of interest to be made under this Agreement and under any Note, a certificate substantially in the form of Exhibit D (any such certificate, a "Section 4.04(b)(ii) Certificate") representing that such Foreign Lender (1) is not a bank for purposes of Section 881(c)(3)(A) of the Code, (2) is not a 10 percent shareholder (within the meaning of Section 881(c)(3)(B) of the Code) of the Borrower or any of its Subsidiaries, and (3) is not a controlled foreign corporation related to the Borrower or any of its Subsidiaries (within the meaning of Section 881(c)(3)(C) of the Code). In addition, each Lender agrees that from time to time after the Effective Date, when a lapse in time or change in circumstances renders any of the previous certifications obsolete or inaccurate in any material respect, such Lender will deliver to the Borrower and the Administrative Agent two new accurate and complete original signed copies of IRS Form W-8ECI, Form W-8IMY, Form W-8BEN or Form W-8BEN-E (with respect to the benefits of any income tax treaty), or Form W-8BEN or Form W-8BEN-E (with respect to the portfolio interest exemption) and a Section 4.04(b)(ii) Certificate, as the case may be, and such other forms as may be required in order to confirm or establish the entitlement of such Lender to a continued exemption from or reduction in United States withholding tax with respect to payments under this Agreement and any Note, or such Lender shall immediately notify the Borrower and the Administrative Agent of its inability to deliver any such Form or Certificate, in which case such Lender shall not be required to deliver any such Form or Certificate pursuant to this Section 4.04(b). Notwithstanding anything to the contrary contained in Section 4.04(a), but subject to Section 12.04(b) and the immediately succeeding sentence, (x) the Borrower and the Administrative Agent shall be entitled, to the extent it is required to do so by law, to deduct or withhold income or similar taxes imposed by the United States (or any political subdivision or taxing authority thereof or therein) from interest, Fees or other amounts payable hereunder for the account of any Foreign Lender for U.S. federal income tax purposes to the extent that such Lender has not provided to the Borrower and the Administrative Agent U.S. IRS Forms that establish a complete exemption from such deduction or withholding and (y) the Borrower shall not be obligated pursuant to Section 4.04(a) to gross-up payments to be made to a Lender in respect of income or similar taxes imposed by the United States if (I) such Lender has not provided to the Borrower and the Administrative Agent the IRS Forms and other documentation required to be provided to the Borrower and the Administrative Agent pursuant to this Section 4.04(b) that establish a complete exemption from such deduction or withholding or (II) in the case of a payment, other than interest, to a Lender described in clause (ii) above, to the extent that such forms and other documentation do not establish a complete exemption from withholding of such taxes. Notwithstanding anything to the contrary contained in the preceding sentence or elsewhere in this Section 4.04 and except as set forth in Section 12.04(b), the Borrower agrees to pay any additional amounts and to indemnify each Lender in the manner set forth in Section 4.04(a) (without regard to the identity of the jurisdiction requiring the deduction or withholding) in respect of any amounts deducted or withheld by it as described in the immediately preceding sentence as a result of any changes that are effective after the Effective Date in any applicable law, treaty, governmental rule, regulation, guideline or order, or in the interpretation thereof, relating to the deducting or withholding of such Taxes.

(c) If a payment made to a Lender under any Credit Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Borrower or the Administrative Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender's obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (c), "FATCA" shall include any amendments made to FATCA after the date of this Agreement.

(d) Each Lender that is a United States person as such term is defined in Section 7701(a)(30) of the Code (a "U.S. Lender") for U.S. federal income tax purposes agrees to deliver to the Borrower and the Administrative Agent on or prior to the Effective Date or, in the case of a U.S. Lender that is an assignee or transferee of an interest under this Agreement pursuant to Section 2.13 or 12.04(b) (unless the respective U.S. Lender was already a Lender hereunder immediately prior to such assignment or transfer), on the date of such assignment or transfer to such U.S. Lender, as applicable, two original accurate and duly completed United States IRS Forms W-9 certifying as to such U.S. Lender's entitlement to full exemption from United States backup withholding tax, or any successor forms.

(e) If the Administrative Agent or a Lender determines, in its sole discretion, that it has received a refund of any Taxes as to which it has been indemnified by the Borrower or with respect to which the Borrower has paid additional amounts pursuant to this Section 4.04, it shall pay to the Borrower an amount equal to such refund (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower under this Section 4.04 with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of the Administrative Agent or such Lender, as the case may be, and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund); provided, that the Borrower, upon the request of the Administrative Agent or such Lender, agrees to repay the amount paid over to the Borrower (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Administrative Agent or such Lender in the event the Administrative Agent or such Lender is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this paragraph (e), in no event will the Administrative Agent or a Lender be required to pay any amount pursuant to this paragraph (e) the payment of which would place the Administrative Agent or such Lender in a less favorable net after-Tax position than the Administrative Agent or such Lender would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This Section 4.04 shall not be construed to require the Administrative Agent or any Lender to make available its tax returns (or any other information relating to its taxes which it deems confidential) to the Borrower or any other Person.

SECTION 5. Conditions Precedent to Credit Events on the Effective Date.

The obligation of each Lender to make Loans on the Effective Date, is subject at the time of the making of such Loans to the satisfaction (or waiver by the Administrative Agent) of the following conditions:

5.01. Effective Date; Notes

. The Effective Date shall have occurred as provided in Section 12.10 and there shall have been delivered to the Administrative Agent for the account of each of the Lenders that has requested the same at least five (5) Business Days in advance, the appropriate Term Note executed by the Borrower in the amount, maturity and as otherwise provided herein.

5.02. Officer's Certificate

. On the Effective Date, the Administrative Agent shall have received a certificate, dated the Effective Date and signed on behalf of the Borrower by an Authorized Officer of the Borrower, certifying on behalf of the Borrower that all of the conditions in Sections 5.05, 5.06, 5.07, 5.08, 5.09, 5.10 and 5.18 have been satisfied on such date.

5.03. Opinions of Counsel

. On the Effective Date, the Administrative Agent shall have received (i) from Kirkland & Ellis LLP, special counsel to the Credit Parties, a customary opinion, addressed to the Administrative Agent, the Collateral Agent and each of the Lenders and dated the Effective Date (ii) from Wiley Rein LLP, regulatory counsel to the Credit Parties, a customary opinion addressed to the Administrative Agent, the Collateral Agent and each of the Lenders and dated the Effective Date, (iii) from local counsel in Ohio and Michigan, customary opinions addressed to the Administrative Agent, the Collateral Agent and each of the Lenders and dated the Effective Date, and (iv) subject to Section 12.19, from local counsel in each state in which a Mortgaged Property is located, an opinion in form and substance reasonably satisfactory to the Collateral Agent addressed to the Collateral Agent in its capacity as such, and each of the Lenders, dated the Effective Date and covering such matters incident to the transactions contemplated herein as the Collateral Agent may reasonably request including but not limited to the enforceability of each Mortgage.

5.04. Company Documents; Proceedings; etc.

(a) On the Effective Date, the Administrative Agent shall have received a certificate from each Credit Party, dated the Effective Date, signed by an Authorized Officer of such Credit Party or, to the extent applicable, such Credit Party's member or manager, and attested to by the Secretary or any Assistant Secretary of such Credit Party or, to the extent applicable, such Credit Party's member or manager, substantially in the form of Exhibit F with appropriate insertions, together with copies of the certificate or articles of incorporation and by-laws (or other equivalent organizational documents), as applicable, of such Credit Party and the resolutions of such Credit Party referred to in such certificate, and each of the foregoing shall be in form and substance reasonably acceptable to the Administrative Agent.

(b) On the Effective Date, the Administrative Agent shall have received good standing certificates from the jurisdiction of organization as of a recent date, for each of the Credit Parties which the Administrative Agent reasonably may have requested, certified by proper Governmental Authorities.

5.05. Ratings.

The Borrower shall have obtained (i) public ratings (of any level) for the Loans under this Agreement and (ii) a public corporate rating and public corporate family rating, as applicable (of any level), in each case from S&P and Moody's, which ratings shall remain in full force and effect on the Effective Date.

5.06. Senior Secured Note Documents, Etc. On the Effective Date, (x) the Administrative Agent shall have received true and correct copies of all Senior Secured Notes, the Senior Secured Notes Indenture (and all schedules and exhibits attached thereto), certified as such by an Authorized Officer of the Borrower and (y) all such documents shall be in full force and effect.

5.07. <u>Consummation of the Refinancing and Acquisition</u>. (a) On the Effective Date and concurrently with the incurrence of Loans on such date, all Existing Indebtedness of the Borrower and its Restricted Subsidiaries shall have been repaid in full (other than contingent indemnification obligations not then due and payable), together with all fees and other amounts owing thereon, all commitments under all documents relating to the Existing Indebtedness shall have been terminated and all letters of credit issued pursuant any documentation relating to the Existing Indebtedness shall have been terminated and payoff letters in form and substance reasonably acceptable to the Administrative Agent.

(b) On the Effective Date and concurrently with the incurrence of Loans on such date, all security interests in respect of, and Liens securing, the Indebtedness under the Existing Indebtedness created pursuant to the security documentation relating to the Existing Indebtedness shall have been terminated and released, and the Administrative Agent shall have received all such releases as may have been reasonably requested by the Administrative Agent, which releases shall be in form and substance reasonably satisfactory to the Administrative Agent. Without limiting the foregoing, there shall have been delivered to the Administrative Agent (x) proper termination statements (Form UCC-3 or the appropriate equivalent) for filing under the UCC or equivalent statute or regulation of each jurisdiction where a financing statement or application for registration (Form UCC-1 or the appropriate equivalent) was filed with respect to the Borrower or any of its Restricted Subsidiaries in connection with the security interests created with respect to the Existing Indebtedness, (y) terminations of any security interest in any patents, trademarks or copyrights of the Borrower or any of its Restricted Subsidiaries on which filings have been made and (z) subject to Section 12.19, terminations of all mortgages, leasehold mortgages, hypothecs and deeds of trust created with respect to property of the Borrower or any of its Restricted Subsidiaries, in each case, to secure the obligations with respect to the Existing Indebtedness, all of which shall be in form and substance reasonably satisfactory to the Administrative Agent.

(c) On the Effective Date and after giving effect to the consummation of the Transaction, the Borrower and its Restricted Subsidiaries shall have no outstanding Preferred Equity or Indebtedness, except for Indebtedness pursuant to or in respect of (i) the Credit Documents, (ii) the Senior Secured Notes Documents, (iii) the Existing Notes Documents, (iv) Intercompany Debt and (v) certain other Indebtedness existing on the Effective Date as listed on Schedule 7.20 (with the Indebtedness described in this subclause (v) being herein called the "<u>Scheduled Existing Indebtedness</u>").

(d) The Administrative Agent shall have received Refinancing Documents in form and substance reasonably satisfactory to it required to satisfy the conditions described in Section 5.07(a).

(e) On the Effective Date and concurrently with the incurrence of Loans on such date, the Acquisition shall have been consummated.

5.08. <u>Adverse Change</u>

. (a) Since December 31, 2014, nothing shall have occurred (and neither the Administrative Agent nor any Lender shall have become aware of any facts or conditions not previously known) which, either individually or in the aggregate, has had, or could reasonably be expected to have, (i) a Material Adverse Effect or (ii) a material adverse effect on the Transaction.

(b) On or prior to the Effective Date, all necessary governmental (domestic and foreign) and material third party approvals and/or consents in connection with the Transaction, the authorization, execution, delivery and performance of the Credit Documents and the granting of Liens under the Credit Documents shall have been obtained and remain in effect (except for filings which are necessary to perfect the security interests on assets acquired after the Effective Date).

5.09. <u>Litigation</u>

(a) . On the Effective Date, there shall be no actions, suits or proceedings pending or, to the knowledge of the Borrower threatened with respect to the Transaction, this Agreement or any other Credit Document.

5.10. <u>Subsidiaries Guaranty</u>.

(a)   On the Effective Date, each Subsidiary Guarantor shall have duly authorized, executed and delivered the Subsidiaries Guaranty in the form of Exhibit G (as amended, restated, modified, extended and/or supplemented from time to time, the "<u>Subsidiaries Guaranty</u>").

5.11. <u>Pledge Agreement</u>

. On the Effective Date, each Credit Party shall have duly authorized, executed and delivered the Pledge Agreement in the form of Exhibit H (as amended, modified, restated, extended and/or supplemented from time to time, the "<u>Pledge Agreement</u>") and shall have delivered to the Collateral Agent, as Pledgee thereunder, all of the Pledge Agreement Collateral, if any, referred to therein and then owned by such Credit Party, (x) endorsed in blank in the case of promissory notes constituting Pledge Agreement Collateral and (y) together with executed and undated endorsements for transfer in the case of Equity Interests constituting certificated Pledge Agreement Collateral.

5.12. Security Agreement

. On the Effective Date, each Credit Party shall have duly authorized, executed and delivered the Security Agreement in the form of Exhibit I (as amended, modified, restated, extended and/or supplemented from time to time, the "Security Agreement") covering all of such Credit Party's Security Agreement Collateral, together with:

(i) proper financing statements (Form UCC-1 or the equivalent) authorized for filing under the UCC or other appropriate filing offices of each jurisdiction as may be necessary to perfect the security interests purported to be created by the Security Agreement (if and to the extent such security interests can be perfected by such financing statements);

(ii) certified copies of requests for information or copies (Form UCC-11), or equivalent reports as of a recent date, listing all effective financing statements that name the Borrower or any of its Restricted Subsidiaries as debtor and that are filed in the jurisdictions referred to in clause (i) above, together with copies of such other financing statements that name the Borrower or any of its Restricted Subsidiaries as debtor (none of which shall cover any of the Collateral except (x) to the extent evidencing Permitted Liens or (y) those in respect of which the Collateral Agent shall have received termination statements (Form UCC-3); and

(iii) evidence of the authorization of all other recordings and filings of, or with respect to, the Security Agreement as may be necessary or advisable, to perfect (if and to the extent such security interests are required to be perfected pursuant to the Security Agreement) the security interests intended to be created by the Security Agreement in the United States.

(iv) evidence that all other actions necessary or, in the reasonable opinion of the Collateral Agent, advisable to perfect (if and to the extent such security interests are required to be perfected pursuant to the Security Agreement) and protect the security interests purported to be created by the Security Agreement have been taken or will be taken.

5.13. Mortgage; Title Insurance; Survey; etc.

Subject to Section 12.19, the Collateral Agent shall have received with respect to each Mortgaged Property listed on Schedule 5.13 hereto:

(i) fully executed counterparts of Mortgages and corresponding UCC fixture filings, in form and substance reasonably satisfactory to the Collateral Agent, which Mortgages and UCC Fixture Filings shall cover each Real Property owned by the Borrower or any of its Restricted Subsidiaries and designated as a "Mortgaged Property" on Schedule 5.13 hereto, together with evidence that counterparts of such Mortgages and UCC Fixture Filings have been delivered to the title insurance company insuring the Lien of such Mortgage for recording;

(ii) a Mortgage Policy (which, if reasonably satisfactory to the Collateral Agent, may be in the form of a mark-up of a pro forma Mortgage Policy which is reasonably satisfactory to the Collateral Agent subsequently to be followed by a mortgage policy) relating to each Mortgage of the Mortgaged Property referred to above, issued by a title insurer reasonably satisfactory to the Collateral Agent (the "Title Company"), in an insured amount satisfactory to the Collateral Agent and insuring the Collateral Agent that the Mortgage on each such Mortgaged Property is a valid and enforceable first priority mortgage lien on such Mortgaged Property, free and clear of all defects and encumbrances except Permitted Encumbrances, with each such Mortgage Policy (1) to be in form and substance reasonably satisfactory to the Collateral Agent, (2) to include, to the extent available in the applicable jurisdiction, supplemental endorsements (including, without limitation, endorsements relating to future advances under this Agreement and the Loans, usury, first loss, last dollar, tax parcel, subdivision, zoning, contiguity, variable rate, doing business, public road access, survey, environmental lien, mortgage recording tax, if applicable, and so-called comprehensive coverage over covenants and restrictions and for any other matters that the Collateral Agent in its discretion may reasonably request), (3) to not include the "standard" title exceptions, a survey exception, any exception(s) for mechanic's liens (other than any lien which may constitute a Permitted Encumbrance), and (4) to provide for affirmative insurance and such reinsurance as the Collateral Agent in its discretion may reasonably request;

(iii) to induce the title company to issue the Mortgage Policies referred to in subsection (ii) above, evidence of the delivery of such affidavits, certificates, information and instruments of indemnification (including, without limitation, a so-called "gap" indemnification) as shall be reasonably required by the Title Company, together with evidence of payment by the Borrower of all Mortgage Policy premiums, search and examination charges, mortgage recording taxes, fees, charges, costs and expenses required for the recording of such Mortgages and issuance of such Mortgage Policies, which evidence may be in the form of an electronic mail transmission from a representative of the Title Company that all documents and funds necessary in order to issue the Mortgage Policy have been received in escrow by the Title Company);

(iv) a survey of each Mortgaged Property (and all improvements thereon) (1) prepared by a surveyor or engineer licensed to perform surveys in the state where such Mortgaged Property is located, (2) complying in all respects with the minimum detail requirements of the American Land Title Association as such requirements are in effect on the date or preparation of such survey, and (3) sufficient for the title company to remove all standard survey exceptions from the Mortgage Policy relating to such Mortgaged Property and issue the endorsements required pursuant to the provisions of Section 5.13(ii) above; and

(v) flood certificates covering each Mortgaged Property in form and setting from substance acceptable to the Administrative Agent, certified to the Collateral Agent in its capacity as such and whether or not each such Mortgaged Property is located in a flood hazard area, as determined by designation of each such Mortgaged Property in a specified flood hazard zone by reference to the applicable FEMA map.

5.14. <u>Financial Statements</u>

. On or prior to the Effective Date, the Administrative Agent shall have received true and correct copies of the historical financial statements.

5.15. <u>Solvency Certificate; Insurance Certificates, etc.</u>

On the Effective Date, the Administrative Agent shall have received:

(i) a solvency certificate from the chief financial officer of the Borrower in the form of Exhibit J hereto; and

(ii) subject to Section 12.19, certificates of insurance complying with the requirements of Section 8.03 for the business and properties of the Borrower and its Restricted Subsidiaries, in form and substance reasonably satisfactory to the Administrative Agent and naming the Collateral Agent as an additional insured and/or as loss payee.

5.16. <u>Fees, etc.</u>

(a)   The Borrower agrees to pay to each Lender with a Term Loan Commitment on the Effective Date an initial yield payment equal to 2.50 % of its Term Loan Commitment in effect on such date (immediately before giving effect to the termination thereof pursuant to Section 2.01(a)), with such payment to be earned by, and due and payable to, each such Lender on the Effective Date.

(b) On the Effective Date, the Borrower shall have paid to the Administrative Agent (and its relevant affiliates) and each Lender all invoiced reasonable out-of-pocket costs, fees and expenses (including, without limitation, legal fees and expenses of one primary counsel, one local counsel in each relevant jurisdiction and one regulatory counsel) and other compensation contemplated hereby payable to the Administrative Agent or such Lender to the extent then earned, due and payable.

5.17. <u>PATRIOT Act</u>

. The Lenders shall have received all documentation and other information required by regulatory authorities with respect to the Borrower and Guarantors under applicable "know your customer" and anti-money laundering rules and regulations, including without limitation the PATRIOT Act to the extent requested at least 10 days prior to the Effective Date.

In determining the satisfaction of the conditions specified in this Section 5, to the extent any item is required to be satisfactory to any Lender, such item shall be deemed satisfactory to each Lender which has not notified the Administrative Agent in writing prior to the occurrence of the Effective Date that the respective item or matter does not meet its satisfaction.

5.18. <u>No Default; Representation and Warranties</u>

. On the Effective Date and also after giving effect to the Credit Event (i) there shall exist no Default or Event of Default and (ii) all representations and warranties contained herein and in the other Credit Documents shall be true and correct in all material respects with the same effect as though such representations and warranties had been made on the date of such Credit Event (it being understood and agreed that (x) any representation or warranty which by its terms is made as of a specified date shall be required to be true and correct in all material respects only as of such specified date and (y) any representation or warranty that is qualified as to "materiality," "Material Adverse Effect" or similar language shall be true and correct in all respects on such date).

5.19. <u>Notice of Borrowing</u>

. Prior to the making of the Loans, the Administrative Agent shall have received at the Notice Office prior notice (a "<u>Notice of Borrowing</u>") of each such Loan to be incurred hereunder. Such notice shall be irrevocable and shall be in writing, substantially in the form of Exhibit A-2, appropriately completed to specify: (i) the aggregate principal amount of the Loans to be incurred pursuant to such Borrowing, (ii) the date of such Borrowing (which shall be a Business Day), (iii) whether the Loans being incurred pursuant to such Borrowing are to be initially maintained as Base Rate Loans or, to the extent permitted hereunder, LIBOR Loans and, if LIBOR Loans, the initial Interest Period to be applicable thereto, and (iv) instructions with regard to the disbursement of proceeds.

SECTION 6. [Intentionally Omitted]

SECTION 7. <u>Representations, Warranties and Agreements</u>

In order to induce the Lenders to enter into this Agreement and to make the Loans, the Borrower makes the following representations, warranties and agreements, in each case after giving effect to the Transaction.

7.01. <u>Company Status</u>

. The Borrower and each of its Restricted Subsidiaries (i) is a duly organized and validly existing Company in good standing (or existing, as applicable) under the laws of the jurisdiction of its organization (other than as applies to the Borrower, except to the extent any failure to be so organized, existing and in good standing would not reasonably be expected to have a Material Adverse Effect), (ii) has the Company power and authority to own its property and assets and to transact the business in which it is engaged and presently proposes to engage, except to the extent any failure to have such power or authority would not reasonably be expected to have a Material Adverse Effect and (iii) is, to the extent such concepts are applicable under the laws of the relevant jurisdiction, duly qualified and is authorized to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its property or the conduct of its business requires such qualifications except for failures to be so qualified or authorized which, either individually or in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect.

7.02. <u>Power and Authority</u>

. Each Credit Party has the Company power and authority to execute, deliver and perform the terms and provisions of each of the Credit Documents to which it is party and has taken all necessary Company action to authorize the execution, delivery and performance by it of each of such Credit Documents. Each Credit Party has duly executed and delivered each of the Credit Documents to which it is party, and each of such Credit Documents constitutes its legal, valid and binding obligation enforceable in accordance with its terms, except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws generally affecting creditors' rights and by equitable principles (regardless of whether enforcement is sought in equity or at law).

7.03. <u>No Violation</u>

. Neither the execution, delivery or performance by any Credit Party of the Credit Documents to which it is a party, nor compliance by it with the terms and provisions thereof, (i) will contravene any provision of any law, statute, rule or regulation or any order, writ, injunction or decree of any court or Governmental Authority, except in the case of any contravention that would not reasonably be expected, either individually or in the aggregate, to result in a Material Adverse Effect, (ii) will conflict with or result in any breach of any of the terms, covenants, conditions or provisions of, or constitute a default under, or result in the creation or imposition of (or the obligation to create or impose) any Lien (except pursuant to the Security Documents) upon any of the property or assets of any Credit Party or any of its Restricted Subsidiaries pursuant to the terms of (x) the Senior Secured Notes Indentures or the Existing Notes Indenture, (y) after the execution and delivery thereof, the Revolving Loan Documents, the Permitted Subordinated Debt Documents, the Permitted Unsecured Debt Documents and any Permitted Refinancing Debt Documents in respect of the Existing Notes, the Senior Secured Notes, the Permitted Subordinated Debt and the Permitted Unsecured Debt, in any such case to the extent governing Indebtedness in an aggregate outstanding principal amount equal to or greater than $5,000,000, and (z) any other indenture, mortgage, deed of trust, credit agreement, loan agreement or any other agreement, contract or instrument, in each case to which any Credit Party or any of its Restricted Subsidiaries is a party or by which it or any its property or assets is bound or to which it may be subject, except, in the case of the preceding subclause (z), for any contravention, breach, default, lien and/or conflict, that would not reasonably be expected, either individually or in the aggregate, to result in a Material Adverse Effect, or (iii) will violate any provision of the certificate or articles of incorporation, certificate of formation, limited liability company agreement or by-laws (or equivalent organizational documents), as applicable, of any Credit Party.

7.04. <u>Approvals</u>

. No material order, consent, approval, license, authorization or validation of, or filing, recording or registration with (except for (x) those orders, consents, approvals, licenses, authorizations, and validations that have otherwise been obtained and those filings, recordings, and registrations that have been made on or prior to the Effective Date and which remain in full force and effect on the Effective Date, (y) filings which are necessary to release liens granted pursuant to the Existing Credit Agreement and documentation related thereto and (z) filings which are necessary to perfect the security interests created (and required to be perfected) under the Security Documents, or exemption by, any Governmental Authority is required to be obtained or made by, or on behalf of, any Credit Party to authorize, or is required to be obtained or made by, or on behalf of, any Credit Party in connection with, (i) the execution, delivery and performance of any Document or (ii) the legality, validity, binding effect or enforceability of any such Document, except that (x) certain actions which may be taken by the Administrative Agent, the Collateral Agent or the Lenders in the exercise of their rights and remedies under this Agreement or any other Credit Document may require the prior consent of the FCC, and (y) copies of this Agreement and the other Credit Documents may be required to be filed with the FCC for informational purposes pursuant to Section 73.3613 of the FCC's rules.

7.05. Financial Statements; Financial Condition; Undisclosed Liabilities.

(a) The audited consolidated balance sheet of the Borrower at December 31, 2013 and December 31, 2014 and the related consolidated statements of income and cash flows and changes in shareholders' equity of the Borrower for the Fiscal Years of the Borrower ended on such dates, in each case furnished to the Lenders prior to the Effective Date, present fairly in all material respects the consolidated financial position of the Borrower at the date of said financial statements and the results for the respective periods covered thereby. All such financial statements have been prepared in accordance with GAAP consistently applied except to the extent provided in the notes to such financial statements.

(b) On and as of the Effective Date, and after giving effect to the Transaction and to all Indebtedness (including the Loans, the Senior Secured Notes and the Existing Notes) being incurred or assumed and Liens created by the Credit Parties in connection therewith, (i) the sum of the fair value (on a going concern basis) of the assets, at a fair valuation, of the Borrower and its Restricted Subsidiaries (taken as a whole) will exceed their debts, (ii) the sum of the present fair salable value of the assets (on a going concern basis) of the Borrower and its Restricted Subsidiaries (taken as a whole) will exceed their debts, (iii) the Borrower and its Restricted Subsidiaries (taken as a whole) have not incurred and do not intend to incur, and do not believe that they will incur, debts beyond their ability to pay such debts as such debts mature, and (iv) the Borrower and its Restricted Subsidiaries (taken as a whole) will have sufficient capital with which to conduct their businesses as currently conducted or proposed to be conducted. For purposes of this Section 7.05(b), "debt" means any liability on a claim, and "claim" means (a) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, or unsecured or (b) right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured. The amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

(c) After giving effect to the Transaction, since December 31, 2014, nothing has occurred that has had, or could reasonably be expected to have, a Material Adverse Effect.

7.06. Litigation

. There are no actions, suits or proceedings pending or, to the knowledge of the Borrower, threatened in writing (i) with respect to the Transaction or any Credit Document or (ii) that have a reasonable likelihood of adverse determination, and, if adversely determined, have had, or could reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

7.07. True and Complete Disclosure

. All factual information (when furnished and taken as a whole) furnished by or on behalf of the Borrower in writing to the Administrative Agent or any Lender (including, without limitation, all information contained in the Documents) for purposes of or in connection with this Agreement, the other Credit Documents or any transaction contemplated herein or therein is, and all other such factual information as supplemented (when furnished and taken as a whole) hereafter furnished by or on behalf of the Borrower in writing to the Administrative Agent or any Lender will be, true and accurate in all material respects on the date as of which such information is dated or certified and not incomplete by omitting to state any fact necessary to make such information as supplemented (when furnished and taken as a whole) not misleading in any material respect at such time in light of the circumstances under which such information was provided, it being understood and agreed that for purposes of this Section 7.07, such factual information shall not include any proforma financial information, the budgets referred to in Section 8.01 (d) or projections or forward looking statements and information regarding general economic conditions.

7.08. Use of Proceeds; Margin Regulations.

(a) All proceeds of the Term Loans will be used by the Borrower (i) on the Effective Date, (x) to finance the Refinancing and to pay fees and expenses incurred in connection with the Transaction and (y) to finance the purchase price of the Acquisition, and (ii) after application pursuant to preceding clause (i) on the Effective Date, for working capital and general corporate purposes, including capital expenditures, Permitted Acquisitions, permitted Investments and Dividends.

(b) No part of any Credit Event (or the proceeds thereof) will be used to purchase or carry any Margin Stock or to extend credit for the purpose of purchasing or carrying any Margin Stock. Neither the making of any Loan nor the use of the proceeds thereof nor the occurrence of any other Credit Event will violate the provisions of Regulation T, U or X of the Board of Governors of the Federal Reserve System. Not more than 25% of the value of the assets of the Borrower and its Restricted Subsidiaries taken as a whole is represented by Margin Stock.

7.09. <u>Tax Returns and Payments</u>

. Each of the Borrower and each of its Restricted Subsidiaries has timely filed or caused to be timely filed (or filed for extension) with the appropriate taxing authority all federal income and other material returns, statements, forms and reports for taxes (the "<u>Returns</u>") required to be filed by, or with respect to the income, properties or operations of, the Borrower and/or any of its Restricted Subsidiaries, except where the failure to timely file or cause to be timely filed such Returns would not reasonably be expected to result in a Material Adverse Effect. The Returns accurately reflect in all material respects all liability for taxes of the Borrower and its Subsidiaries, as applicable, for the periods covered thereby. Each of the Borrower and each of its Subsidiaries has paid all taxes and assessments payable by it which have become due, other than (i) those that are being contested in good faith and adequately disclosed and fully provided for on the financial statements of the Borrower and its Subsidiaries in accordance with GAAP or (ii) to the extent the failure to pay such taxes or assessments could not reasonably be expected to result in a Material Adverse Effect.

7.10. <u>Compliance with ERISA</u>.

(a) Schedule 7.10 sets forth each Plan as of the Effective Date. Each Plan is in compliance in form and operation with its terms and with ERISA and the Code (including without limitation the Code provisions compliance with which is necessary for any intended favorable tax treatment) and all other applicable laws and regulations, except where any failure to comply could not reasonably be expected to have a Material Adverse Effect. Each Plan (and each related trust, if any) which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS to the effect that it meets the requirements of Sections 401(a) and 501(a) of the Code covering all applicable tax law changes or is comprised of a master or prototype plan that has received a favorable opinion letter from the IRS, and, to the knowledge of the Borrower or any Subsidiary of the Borrower, nothing has occurred since the date of such determination that would adversely affect such determination (or, in the case of a Plan with no determination, to the knowledge of the Borrower or any Subsidiary of the Borrower, nothing has occurred that would materially adversely affect the issuance of a favorable determination letter or otherwise materially adversely affect such qualification). No ERISA Event has occurred other than as would not individually or in the aggregate, have a Material Adverse Effect.

(b) There exists no Unfunded Pension Liability with respect to any Plan that would have a Material Adverse Effect.

(c) To the knowledge of the Borrower or any Subsidiary of the Borrower, no Multiemployer Plan is insolvent. None of the Borrower, any Subsidiary of the Borrower or any ERISA Affiliate has incurred a complete or partial withdrawal from any Multiemployer Plan, and if each of the Borrower, each Subsidiary of the Borrower and each ERISA Affiliate were to withdraw in a complete withdrawal as of the date this assurance is given or deemed given, the aggregate withdrawal liability that would be incurred would not reasonably be expected to result in a Material Adverse Effect.

(d) There are no actions, suits or claims pending against or involving a Plan (other than routine claims for benefits) or, to the knowledge of the Borrower or any Subsidiary of the Borrower, which would reasonably be expected to be asserted successfully against any Plan and, if so asserted successfully, would reasonably be expected either singly or in the aggregate to have a Material Adverse Effect.

(e) The Borrower, each Subsidiary of the Borrower and each ERISA Affiliate have made all material contributions to or under each Plan and Multiemployer Plan required by law within the applicable time limits prescribed thereby, the terms of such Plan or Multiemployer Plan, respectively, or any contract or agreement requiring contributions to a Plan or Multiemployer Plan save where any failure to comply, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(f) No Plan which is subject to Section 412 of the Code or Section 302 of ERISA has applied for or received an extension of any amortization period, within the meaning of Section 412 of the Code or Section 303 or 304 of ERISA. None of the Borrower, any Subsidiary of the Borrower, or any ERISA Affiliate has ceased operations at a facility so as to become subject to the provisions of Section 4068(a) of ERISA, withdrawn as a substantial employer so as to become subject to the provisions of Section 4063 of ERISA or ceased making contributions to any Plan subject to Section 4064(a) of ERISA to which it made contributions. No lien imposed under the Code or ERISA on the assets of the Borrower or any Subsidiary of the Borrower or any ERISA Affiliate exists or is likely to arise on account of any Plan. None of the Borrower, any Subsidiary of the Borrower or any ERISA Affiliate has any liability under Section 4069 or 4212(c) of ERISA.

(g) Except as would not, individually or in the aggregate, have a Material Adverse Effect, (i) each Foreign Pension has been maintained in compliance with its terms and with the requirements of any and all applicable laws, statutes, rules, regulations and orders and has been maintained, where required, in good standing with applicable regulatory authorities, (ii) all contributions required to be made with respect to a Foreign Pension Plan have been timely made, (iii) neither the Borrower nor any of its Subsidiaries has incurred any obligation in connection with the termination of, or withdrawal from, any Foreign Pension Plan and (iv) the present value of the accrued benefit liabilities (whether or not vested) under each Foreign Pension Plan, determined as of the end of the Borrower's most recently ended fiscal year on the basis of actuarial assumptions, each of which is reasonable, did not exceed the current value of the assets of such Foreign Pension Plan allocable to such benefit liabilities.

7.11. <u>Security Documents</u>.

(a) The provisions of the Security Agreement are effective to create in favor of the Collateral Agent for the benefit of the Secured Creditors a legal, valid and enforceable (except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws generally affecting creditors' rights and by equitable principles (regardless of whether enforcement is sought in equity or at law)) security interest in all right, title and interest of the Credit Parties in the Security Agreement Collateral described therein, and the Collateral Agent, for the benefit of the Secured Creditors, has (or, after the filing of UCC-1 financing statements and the taking of such other actions as are required by the Security Agreement, will have) a fully perfected security interest in all right, title and interest in all of the Security Agreement Collateral described therein (if and to the extent such Security Agreement Collateral can be perfected by the actions required by the Security Agreement), subject to no other Liens other than Permitted Liens. The recordation of (x) the Grant of Security Interest in U.S. Patents and (y) the Grant of Security Interest in U.S. Trademarks in the respective form attached to the Security Agreement, in each case in the United States Patent and Trademark Office, together with filings on Form UCC-1 made pursuant to the Security Agreement, will create, as may be perfected by such filings and recordation, a perfected security interest in the United States trademark registrations and United States patents that are part of the Security Agreement Collateral, and the recordation of the Grant of Security Interest in U.S. Copyrights in the form attached to the Security Agreement with the United States Copyright Office, together with filings on Form UCC-1 made pursuant to the Security Agreement, will create, as may be perfected by such filings and recordation, a perfected security interest in the United States copyright registrations that are part of the Security Agreement Collateral.

(b) The security interests created under the Pledge Agreement in favor of the Collateral Agent, as Pledgee, for the benefit of the Secured Creditors, constitute perfected security interests in the Pledge Agreement Collateral described in the Pledge Agreement (if and to the extent such Pledge Agreement Collateral can be perfected by the actions required by the Pledge Agreement), subject to no security interests of any other Person (other than Permitted Liens). No filings or recordings are required in order to perfect (or maintain the perfection or priority of) the security interests created in the Pledge Agreement Collateral constituting "certificated securities" (as defined in the UCC) under the Pledge Agreement, so long as the Collateral Agent (or designated agent thereof) possesses or "controls" (within the meaning provided in the UCC) such Pledge Agreement Collateral.

(c) Upon filing or recording, as applicable, with the appropriate recording office, each Mortgage shall create, as security for the obligations purported to be secured thereby, a valid and enforceable (except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws generally affecting creditors' rights and by equitable principles (regardless of whether enforcement is sought in equity or at law)) perfected security interest in and mortgage lien on the respective Mortgaged Property in favor of the Collateral Agent (or such other trustee as may be required or desired under local law) for the benefit of the Secured Creditors, superior and prior to the rights of all third Persons (except that the security interest and mortgage lien created on such Mortgaged Property may be subject to the Permitted Encumbrances related thereto) and subject to no other Liens (other than Permitted Encumbrances related thereto).

7.12. <u>Properties</u>

. All material Real Property owned and leased by the Borrower or any of its Restricted Subsidiaries as of the Effective Date, and the nature of the interest therein, is correctly set forth in Schedule 5.13. Each of the Borrower and each of its Restricted Subsidiaries has good and marketable title to all material Real Property owned by it (except as sold or otherwise disposed of as permitted by the terms of this Agreement) and necessary in the ordinary conduct of its business, free and clear of all Liens, other than Permitted Liens.

7.13. <u>Restricted Subsidiaries</u>

. On and as of the Effective Date, the Borrower has no Restricted Subsidiaries other than those Restricted Subsidiaries listed on Schedule 7.13. Schedule 7.13 sets forth, as of the Effective Date, the percentage ownership (direct and indirect) of the Borrower in each class of Equity Interests of each of its Restricted Subsidiaries and also identifies the direct owner thereof. Except as set forth on Schedule 7.13, all outstanding shares of Equity Interests of each Restricted Subsidiary of the Borrower have been duly and validly issued, are fully paid and non-assessable (to the extent applicable) and have been issued free of preemptive rights. Except as set forth on Schedule 7.13 or, in the case of Equity Plan Unit Subsidiaries, no Restricted Subsidiary of the Borrower has outstanding any securities convertible into or exchangeable for its Equity Interests or outstanding any right to subscribe for or to purchase, or any options or warrants for the purchase of, or any agreement providing for the issuance (contingent or otherwise) of or any calls, commitments or claims of any character relating to, its Equity Interests or any stock appreciation or similar rights.

7.14. <u>Compliance with Statutes, etc.</u>

Each of the Borrower and each of its Restricted Subsidiaries is in compliance with all applicable statutes, regulations and orders of, and all applicable restrictions imposed by, all Governmental Authorities in respect of the conduct of its business and the ownership of its property (including, without limitation, applicable statutes, regulations, orders and restrictions relating to environmental standards and controls), except such non-compliances as could not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

7.15. Investment Company Act

. Neither the Borrower nor any of its Restricted Subsidiaries is an "investment company" or a company "controlled" by an "investment company," within the meaning of the Investment Company Act of 1940, as amended.

7.16. Insurance

. Schedule 7.16 sets forth a listing of all insurance maintained by the Borrower and its Restricted Subsidiaries as of the Effective Date, with the amounts insured (and any deductibles) set forth therein.

7.17. Environmental Matters

. Except as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (a) each of the Borrower and each of its Restricted Subsidiaries is in compliance with all applicable Environmental Laws and has obtained and is in compliance with the terms of any permits required under such Environmental Laws; (b) there are no Environmental Claims pending, or to the knowledge of the Borrower, threatened, against the Borrower or any of its Restricted Subsidiaries; (c) no Lien, other than a Permitted Lien, has been recorded, or to the knowledge of the Borrower, threatened under any Environmental Law with respect to any Real Property currently owned by the Borrower or any Restricted Subsidiary; (d) neither the Borrower nor any of its Restricted Subsidiaries has agreed to contractually assume or accept responsibility, for any liability of any other Person under any Environmental Law; and (e) there are no facts, circumstances, conditions or occurrences with respect to the past or present business or operations of the Borrower or any of its Restricted Subsidiaries, or any of their respective predecessors, or any Real Property at any time owned, leased or operated by the Borrower or any of its Restricted Subsidiaries that could reasonably be expected to give rise to any Environmental Claim or any liability under any Environmental Law. This Section 7.17 and Sections 7.05, 7.07 and 7.14 set forth the sole representations and warranties of the Borrower and the Subsidiaries with respect to environmental matters.

7.18. Employment and Labor Relations

. Neither the Borrower nor any of its Restricted Subsidiaries is engaged in any unfair labor practice that could reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect. There is (i) no unfair labor practice complaint pending against the Borrower or any of its Restricted Subsidiaries or, to the knowledge of the Borrower, threatened against any of them, before the National Labor Relations Board, and no grievance or arbitration proceeding arising out of or under any collective bargaining agreement is so pending against the Borrower or any of its Restricted Subsidiaries or, to the knowledge of the Borrower, threatened in writing against any of them, (ii) no strike, labor dispute, slowdown or stoppage pending against the Borrower or any of its Restricted Subsidiaries or, to the knowledge of the Borrower, threatened against the Borrower or any of its Restricted Subsidiaries, (iii) no union representation question exists with respect to the employees of the Borrower or any of its Restricted Subsidiaries, (iv) no equal employment opportunity charges or other claims of employment discrimination are pending or, to the Borrower's knowledge, threatened against the Borrower or any of its Restricted Subsidiaries and (v) no wage and hour department investigation has been made of the Borrower or any of its Restricted Subsidiaries, except (with respect to any matter specified in clauses (i) – (iv) above, either individually or in the aggregate) such as could not reasonably be expected to have a Material Adverse Effect.

7.19. Intellectual Property

. Each of the Borrower and each of its Restricted Subsidiaries owns or has the right to use all patents, trademarks, permits, domain names, service marks, trade names, copyrights, inventions, trade secrets, proprietary information and know-how of any type, whether or not written (including, but not limited to, rights in computer programs and databases) and formulas, necessary for the present conduct of its or their business, without, to the knowledge of the Borrower, any infringement of the intellectual property rights of others which, or the failure to own or have such right to use which, as the case may be, would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

7.20. Indebtedness

. Schedule 7.20 sets forth a list of all Indebtedness with respect to debt for borrowed money owed by the Borrower and its Restricted Subsidiaries as of the Effective Date and which is to remain outstanding after giving effect to the Transaction (excluding the Loans, the Senior Secured Notes, the Existing Notes and Intercompany Debt), in each case showing the aggregate principal amount thereof and the name of the respective borrower and any Credit Party or any of its Restricted Subsidiaries which directly or indirectly guarantees such debt.

7.21. Subordination

. The subordination provisions contained in any Permitted Subordinated Debt Documents and any agreements or instruments relating to any Permitted Refinancing Indebtedness in respect of the foregoing, are enforceable against the Borrower and/or the Subsidiary Guarantors, as applicable, and the holders of such Indebtedness, except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws generally affecting creditors' rights and by equitable principles (regardless of whether enforcement is sought in equity or at law), and all Obligations hereunder and all obligations of the Credit Parties under the other Credit Documents (including without limitation, the Subsidiaries Guaranty) are within the definitions of "Senior Debt" or "Senior Guarantees" (or other comparable term), as applicable, and "Designated Senior Debt" included in such subordination provisions.

7.22. Ownership of Stations

. As of the Effective Date, (a) Schedule 7.22 completely and correctly lists each Station owned directly or indirectly by the Borrower or any of its Restricted Subsidiaries and (b) neither the Borrower nor any of its Restricted Subsidiaries owns any Station other than the Stations so listed.

7.23. FCC Licenses and Other Matters. (a)Schedule 7.23 accurately lists all material authorizations, licenses, permits and franchises granted or assigned to Borrower and its Restricted Subsidiaries by the FCC and all applications therefor with respect to the Stations. Borrower and its Restricted Subsidiaries hold all Necessary Authorizations required to conduct the businesses of the Stations as presently conducted and have filed all applications for Necessary Authorizations required to conduct the businesses of the Stations as proposed to be conducted. All FCC Licenses and Necessary Authorizations are in full force and effect and are duly issued in the name of, or validly assigned to, Borrower or a Restricted Subsidiary. Schedule 7.23 also correctly specifies the expiration date of each FCC License in effect.

(b) Except as set forth on Schedule 7.23, Borrower its Restricted Subsidiaries are in compliance in all material respects with applicable Communications Law. Neither Borrower nor any Restricted Subsidiary has knowledge of any investigation, notice of apparent liability, notice of violation, notice of forfeiture or complaint issued by or filed with or before the FCC with respect to any Station (other than proceedings relating to the broadcast industry generally). No event has occurred that has resulted in, or after notice or lapse of time or both would reasonably be expected to result in, revocation, suspension, material adverse modifications, non-renewal, material impairment, material restriction or termination of, or material order of forfeiture with respect to, any material FCC License or other Necessary Authorization.

(c) Borrower and its Restricted Subsidiaries have duly filed any and all material filings, reports, applications, documents, instruments and information required to be filed by it under the Communications Act, and all such filings were when made true, correct and complete in all material respects. Neither Borrower nor any Restricted Subsidiary knows of any reason why any of the FCC Licenses should not be renewed in the regular course without any materially adverse conditions.

7.24. License Subsidiaries

. All FCC Licenses and other Necessary Authorizations issued by the FCC relating to the Stations of the Borrower and its Restricted Subsidiaries are held by a License Subsidiary.

7.25. Sanctioned Persons

; FCPA. (a) None of the Borrower or any Restricted Subsidiary, nor any director, officer or employee thereof, nor, to the knowledge of the Borrower, any agent, representative, Affiliate or any other person associated with or acting on behalf of the Borrower or any Restricted Subsidiary is a Person that is, or is owned or controlled by a Person, currently subject to, the target of, or located within any country or territory the target of any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (OFAC) or the U.S. Department of State and, including without limitation, the designation as a "specially designated national" or "blocked person" (together, the "Sanctions"); and the Borrower will not directly or indirectly knowingly use the proceeds of the Loans, or otherwise make available such proceeds to any Person, for the purpose of financing the activities of any Person currently subject to, the target of, or located within any country or territory the subject of any Sanctions or in manner that will result in a violation of Sanctions by any Person.

(b) The Borrower and its Subsidiaries have conducted and will continue to conduct their businesses in material compliance with the U.S. Foreign Corrupt Practices Act ("FCPA") and all applicable anti-corruption laws and have instituted and maintain and will continue to maintain policies and procedures reasonably designed to ensure compliance with such laws and with the representation and warranty contained herein. No part of the proceeds of the Loans will be used, directly or indirectly, in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of the FCPA or any other applicable anti-corruption law.

SECTION 8. Affirmative Covenants

. The Borrower hereby covenants and agrees that on and after the Effective Date and until the Total Commitment has terminated and the Loans, Notes (in each case together with interest thereon), Fees and all other Obligations (other than indemnities described in Section 12.13 and reimbursement obligations under Section 12.01 which, in either case, are not then due and payable) incurred hereunder and thereunder, are paid in full:

8.01. Information Covenants

. The Borrower will furnish to each Lender:

(a) Quarterly Financial Statements. Within 60 days after the close of each of the first three quarterly accounting periods in each Fiscal Year of the Borrower (or, if earlier, 10 days after the date required to be filed with the SEC (without giving effect to any extension permitted by the SEC)), (x) the consolidated balance sheet of the Borrower and its Subsidiaries as at the end of such quarterly accounting period and the related consolidated statements of income and retained earnings and statement of cash flows for such quarterly accounting period and for the elapsed portion of the Fiscal Year ended with the last day of such quarterly accounting period, in each case setting forth comparative figures for the corresponding quarterly accounting period in the prior Fiscal Year, all of which shall be certified by the chief financial officer of the Borrower that they fairly present in all material respects in accordance with GAAP the financial condition of the Borrower and its Subsidiaries as of the dates indicated and the results of their operations for the periods indicated, subject to normal year-end audit adjustments and the absence of footnotes, and (y) management's discussion and analysis of the important operational and financial developments during such quarterly accounting period; provided that at any time the Borrower has any Unrestricted Subsidiaries, then the quarterly financial information required by this Section 8.01(a) shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, of the financial condition and results of operations of the Borrower and its Restricted Subsidiaries excluding the financial condition and results of operations of the Unrestricted Subsidiaries of the Borrower.

(b) Annual Financial Statements. Within 120 days after the close of each Fiscal Year of the Borrower (or, if earlier, 15 days after the date required to be filed with the SEC (without giving effect to any extension permitted by the SEC)), (i) the consolidated balance sheet of the Borrower and its Subsidiaries as at the end of such Fiscal Year and the related consolidated statements of income and retained earnings and statement of cash flows for such Fiscal Year setting forth comparative figures for the preceding Fiscal Year and certified by Ernst & Young LLP or other independent certified public accountants of recognized national standing reasonably acceptable to the Administrative Agent, accompanied by an opinion of such accounting firm (which opinion shall be without a "going concern" or like qualification or exception and without any qualification or exception as to scope of audit all other than a "going concern" exception or explanatory note resulting solely from an upcoming maturity of the Term Loans or Revolving Loans occurring within one year from the most recent balance sheet date to which such opinion relates) stating that in the course of its regular audit of the financial statements of the Borrower and its Subsidiaries, which audit was conducted in accordance with generally accepted auditing standards, such accounting firm obtained no knowledge of any Default or an Event of Default relating to financial or accounting matters which has occurred and is continuing or, if in the opinion of such accounting firm such a Default or an Event of Default has occurred and is continuing, a statement as to the nature thereof, and (ii) management's discussion and analysis of the important operational and financial developments during such Fiscal Year; provided that at any time the Borrower has any Unrestricted Subsidiaries, then the annual financial information required by this Section 8.01(b) shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, of the financial condition and results of operations of the Borrower and its Restricted Subsidiaries excluding the financial condition and results of operations of the Unrestricted Subsidiaries of the Borrower (although such separate presentation of financial information excluding the effects of Unrestricted Subsidiaries need not be audited).

(c) PATRIOT Act. Promptly after the request by any Lender, all documentation and other information that such Lender reasonably requests in order to comply with its ongoing obligations under applicable "know your customer" and anti-money laundering rules and regulations, including the PATRIOT Act.

(d) Budget. No later than 60 days following the first day of each Fiscal Year of the Borrower, a budget in the form of Exhibit K hereto (with such modifications thereto as may be reasonably acceptable to the Administrative Agent and the Borrower).

(e) <u>Officer's Certificates</u>. At the time of the delivery of the financial statements provided for in Sections 8.01(a) and (b), a compliance certificate from an Authorized Officer of the Borrower substantially in the form of Exhibit L (with blanks appropriately completed and with any deviations from such form as may be reasonably acceptable to the Administrative Agent) certifying on behalf of the Borrower that, to such officer's knowledge after due inquiry, no Default or Event of Default has occurred and is continuing or, if any Default or Event of Default has occurred and is continuing, specifying the nature and extent thereof, which certificate shall (i) set forth (x) in reasonable detail the calculations required to establish whether the Borrower and its Restricted Subsidiaries were in compliance with the provisions of Sections 9.07 and 9.08 at the end of such Fiscal Quarter or Fiscal Year, as the case may be, and (y) the Available Basket Amount and the Designated Sales Basket Amount on the last day of the Fiscal Quarter or Fiscal Year, as the case may be, covered by such financial statements, (ii) if delivered with the financial statements required by Section 8.01(b), set forth in reasonable detail the amount of (and the calculations required to establish the amount of) Excess Cash Flow for the respective Excess Cash Flow Calculation Period, (iii) certify that there have been no changes to Annexes C through F, and Annexes I through K, in each case of the Security Agreement and Annexes A through F of the Pledge Agreement, in each case since the Effective Date or, if later, since the date of the most recent certificate delivered pursuant to this Section 8.01(e), or if there have been any such changes, a list in reasonable detail of such changes (but, in each case with respect to this clause (iii), only to the extent that such changes are required to be reported to the Collateral Agent pursuant to the terms of such Security Documents) and whether the Borrower and the other Credit Parties have otherwise taken all actions required to be taken by them pursuant to such Security Documents in connections with any such changes, and (iv) set forth a list of all Restricted Subsidiaries and Unrestricted Subsidiaries of the Borrower as of the date of such compliance certificate.

(f) <u>Notice of Default, Litigation and Material Adverse Effect</u>. Promptly, and in any event within five Business Days after any Authorized Officer of the Borrower or any of its Subsidiaries obtains knowledge thereof, notice of (i) the occurrence of any event which constitutes a Default or an Event of Default, (ii) any litigation, investigation or proceeding pending against the Borrower or any of its Restricted Subsidiaries (x) which, either individually or in the aggregate, has a reasonable likelihood of adverse determination and such adverse determination could reasonably be expected to have, a Material Adverse Effect or (y) with respect to any Credit Document, (iii) the filing or commencement of any action, suit or proceeding by or before any arbitrator, the FCC or any other Governmental Authority against or affecting the Borrower or any Affiliate thereof that, if adversely determined, could reasonably be expected to result in a Material Adverse Effect, (iv) (x) any material admonition, censure or adverse citation or order by the FCC or any other Governmental Authority or regulatory agency that could reasonably be expected to result in a Material Adverse Effect or (y) any competing application, petition to deny or other opposition to any license renewal application filed by the Borrower or any of its Subsidiaries with the FCC that could reasonably be expected to result in a Material Adverse Effect, (v) information and a copy of any notice received by the Borrower or any of its Restricted Subsidiaries from the FCC or other Governmental Authority or any Person that concerns (x) any event or circumstance that could reasonably be expected to materially adversely affect any material Necessary Authorization and (y) any notice of abandonment, expiration, revocation, material impairment, nonrenewal or suspension of any material Necessary Authorization, together with a written explanation of any such event or circumstance or the circumstances surrounding such abandonment, expiration, revocation, material impairment, nonrenewal or suspension or (vi) any other event, change or circumstance that has had, or would reasonably be expected to have, a Material Adverse Effect.

(g) <u>Other Reports and Filings</u>. To the extent not otherwise delivered hereunder, promptly after the filing or delivery thereof, copies of all material financial information, proxy materials and reports, if any, which the Borrower or any of its Restricted Subsidiaries shall publicly file with the U.S. Securities and Exchange Commission or any successor thereto (the "<u>SEC</u>") (which delivery requirement shall be deemed satisfied by the posting of such information, materials or reports on EDGAR or any successor website maintained by the SEC so long as the Administrative Agent shall have been promptly notified in writing by the Borrower of the posting thereof) or deliver to holders (or any trustee, agent or other representative therefor) of any Qualified Preferred Stock, any Disqualified Preferred Stock, any Designated Preferred Stock, the Senior Secured Notes, the Existing Notes, any Permitted Subordinated Debt, any Permitted Unsecured Debt or the terms of any Revolving Loan Documents or any Permitted Refinancing Debt Documents governing Permitted Refinancing Indebtedness in respect of the foregoing Indebtedness.

(h) <u>Environmental Matters</u>. Promptly after any Authorized Officer of the Borrower or any of its Restricted Subsidiaries obtains knowledge thereof, notice of one or more of the following environmental matters to the extent that such environmental matters, either individually or when aggregated with all other such environmental matters, could reasonably be expected to have a Material Adverse Effect:

(i) any pending or threatened Environmental Claim against the Borrower or any of its Restricted Subsidiaries or any Real Property owned, leased or operated by the Borrower or any of its Restricted Subsidiaries;

(ii) any condition or occurrence on or arising from any Real Property owned, leased or operated by the Borrower or any of its Restricted Subsidiaries that (a) results in noncompliance by the Borrower or any of its Restricted Subsidiaries with any applicable Environmental Law or (b) could reasonably be expected to form the basis of an Environmental Claim against the Borrower or any of its Restricted Subsidiaries or any such Real Property;

(iii) any condition or occurrence on any Real Property owned, leased or operated by the Borrower or any of its Restricted Subsidiaries that could reasonably be expected to cause such Real Property to be subject to any restrictions on the ownership, lease, occupancy, use or transferability by the Borrower or any of its Restricted Subsidiaries of such Real Property under any Environmental Law; and

(iv) the taking of any removal or remedial action to the extent required by any Environmental Law or any Governmental Authority in response to the Release or threatened Release of any Hazardous Material on any Real Property owned, leased or operated by the Borrower or any of its Restricted Subsidiaries.

All such notices shall describe in reasonable detail the nature of the claim, investigation, condition, occurrence or removal or remedial action and the Borrower's or such Restricted Subsidiary's response thereto.

(i) Other FCC Information. Promptly upon their becoming available, (i) copies of any material correspondence exchanged with the FCC or any other federal, state or local governmental agency or authority and (ii) copies of any periodic or special reports filed by the Borrower or any of its Restricted Subsidiaries with the FCC or any other federal, state or local governmental agency or authority, in each case if such reports or correspondence indicate any material change in the ownership of the Borrower or such Restricted Subsidiary, or any materially adverse change in the business, operations, affairs or condition of the Borrower or such Restricted Subsidiary.

(j) Other Information. Promptly upon reasonable request, such other information or documents (financial or otherwise) with respect to the Borrower or any of its Subsidiaries as the Administrative Agent or any Lender (through the Administrative Agent) may reasonably request.

Financial statements required to be delivered pursuant to Sections 8.01(a) and (b) and information required to be delivered pursuant to Section 8.01(g) (in each case, to the extent such financial statements or information are included in materials otherwise filed with the SEC) shall be deemed to have been delivered to the Administrative Agent on the date on which such information has been posted on the Borrower's website on the Internet at http://www.radio-one.com (or such other website identified by the Borrower to the Administrative Agent) or is available via the EDGAR system of the SEC on the Internet (to the extent such information has been posted or is available as described in such notice); provided that in each case the Borrower shall (x) notify the Administrative Agent of the posting of any such documents and (y) notwithstanding the immediately subsequent sentence, deliver paper copies of any such documents to the Administrative Agent if the Administrative Agent or any Lender requests the Borrower to furnish such paper copies until written notice to cease delivering such paper copies is given by the Administrative Agent. Information required to be delivered pursuant to this Section 8.01 (including, but not limited to, clauses (a) and (b)) may also be delivered by electronic communication pursuant to procedures permitted by this Agreement. Notwithstanding anything to the contrary contained in this Section 8.01, the Borrower shall not be required to deliver to the Administrative Agent or any Lender any information subject to confidentiality agreements or attorney/client work privilege.

8.02. Books, Records and Inspections; Quarterly Conference Calls

. (a) The Borrower will, and will cause each of its Subject Entities to, keep proper books of record and accounts in which full, true and correct entries in conformity with GAAP and all requirements of law shall be made of all material dealings and transactions in relation to its business and activities. The Borrower will, and will cause each of its Subject Entities to, permit officers and designated representatives of the Administrative Agent or any Lender to visit and inspect, under guidance of officers of the Borrower or such Subject Entity, any of the properties of the Borrower or such Subject Entity, and to examine the books of account of the Borrower or such Subject Entity and discuss the affairs, finances and accounts of the Borrower or such Subject Entity with, and be advised as to the same by, its and their officers and independent accountants, all upon reasonable prior notice and at such reasonable times and intervals and to such reasonable extent as the Administrative Agent or any such Lender may reasonably request; provided that the Borrower and its Subject Entities shall not be required to disclose any information to the Administrative Agent or any Lender to the extent it is subject to confidentiality agreements or attorney/client privilege; provided further that the Administrative Agent shall give the Borrower the opportunity to participate in any discussion with its accountants; provided further that, excluding any such visits and inspections during the continuation of an Event of Default, only the Administrative Agent on behalf of the Lenders may exercise rights of the Administrative Agent and the Lenders under this Section 8.02 and the Administrative Agent shall not exercise such rights more often than two (2) times during any calendar year; provided, however that when an Event of Default exists, the Administrative Agent or any Lender (or any of their respective representatives or independent contractors) may do any of the foregoing at the expense of the Borrower at any time during normal business hours and upon reasonable advance notice.

(iii) At the request of the Administrative Agent, the Borrower will within ten (10) days after the date of the delivery (or, if later, required delivery) of the quarterly and annual financial information pursuant to Sections 8.01(a) and (b), hold a conference call or teleconference, at a time selected by the Borrower and reasonably acceptable to the Administrative Agent, with all of the Lenders that choose to participate, to review the financial results of the previous Fiscal Quarter or Fiscal Year, as the case may be, and the financial condition of the Borrower and its Subsidiaries and the budgets presented for the current Fiscal Year of the Borrower and its Restricted Subsidiaries.

8.03. <u>Maintenance of Property; Insurance</u>.

(a) The Borrower will, and will cause each of its Restricted Subsidiaries to, (i) keep all material property (other than intellectual property) necessary to the business of the Borrower and its Restricted Subsidiaries in good working order and condition, ordinary wear and tear excepted and subject to the occurrence of casualty and condemnation events, (ii) maintain with financially sound and reputable insurance companies insurance on all such property and against all such risks as is consistent and in accordance with industry practice for companies similarly situated owning similar properties and engaged in similar businesses as the Borrower and its Restricted Subsidiaries, and (iii) furnish to the Administrative Agent, promptly upon its request therefor, full information as to the insurance carried. Such insurance shall include physical damage insurance on all real and personal property (whether now owned or hereafter acquired) on an all risk basis and business interruption insurance.

(b) The Borrower will, and will cause each of its Restricted Subsidiaries to, at all times keep its property insured in favor of the Collateral Agent, and all policies or certificates (or certified copies thereof) with respect to such insurance (and any other insurance maintained by the Borrower and/or such Restricted Subsidiaries) (i) shall be endorsed to the Collateral Agent's reasonable satisfaction for the benefit of the Collateral Agent (including, without limitation, by naming the Collateral Agent as loss payee and/or additional insured, as applicable), (ii) shall state that the insurers under such insurance policies shall endeavor to provide at least 30 days' (or, in the event of cancellation for nonpayment of premium, 10 days') prior written notice of the cancellation thereof by the respective insurer to the Collateral Agent, and (iii) shall be deposited with the Collateral Agent.

(c) If the Borrower or any of its Restricted Subsidiaries shall fail to maintain insurance in accordance with this Section 8.03, or if the Borrower or any of its Restricted Subsidiaries shall fail to so endorse and deposit all policies or certificates with respect thereto, the Administrative Agent shall have the right (but shall be under no obligation) upon five Business Days' prior written notice to the Borrower, to procure such insurance and the Borrower agrees to reimburse the Administrative Agent for all reasonable out-of-pocket costs and expenses of procuring such insurance.

8.04. <u>Existence; Franchises</u>

. The Borrower will, and will cause each of its Restricted Subsidiaries to, do or cause to be done, all things necessary to preserve and keep in full force and effect its existence and its material franchises, Licenses and permits; <u>provided</u>, <u>however</u>, that nothing in this Section 8.04 shall prevent (i) sales of assets and other transactions, dispositions or actions or omissions by the Borrower or any of its Restricted Subsidiaries in accordance with Section 9.02 or (ii) the withdrawal by the Borrower or any of its Restricted Subsidiaries of its qualification as a foreign Company in any jurisdiction if such withdrawal could not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

8.05. <u>Compliance with Statutes, etc.</u>

The Borrower will, and will cause each of its Restricted Subsidiaries to, comply with all applicable statutes, regulations and orders of, and all applicable restrictions imposed by, all Governmental Authorities in respect of the conduct of its business and the ownership of its property (including applicable statutes, regulations, orders and restrictions relating to environmental standards and controls), except such non-compliances as could not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

8.06. <u>Compliance with Environmental Laws</u>.

(a) The Borrower will comply, and will cause each of its Restricted Subsidiaries to comply, with all Environmental Laws and permits required thereunder applicable to, or required by, the ownership, lease or use of its Real Property now or hereafter owned, leased or operated by the Borrower or any of its Restricted Subsidiaries, except such noncompliances as could not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and will promptly pay or cause to be paid all costs and expenses incurred in connection with such compliance, and will keep or cause to be kept all such Real Property free and clear of any Liens imposed pursuant to such Environmental Laws except for Permitted Liens related thereto and except for Liens imposed on leased Real Property resulting from the acts or omissions of the owner of such leased Real Property or of other tenants of such leased Real Property who are not within the control of a Credit Party.

(b) (i) After the receipt by the Administrative Agent or any Lender of any notice of the type described in Section 8.01(h), (ii) at any time that the Borrower or any of its Restricted Subsidiaries is not in compliance with Section 8.06(a) or (iii) in the event that the Administrative Agent or the Lenders have exercised any of the remedies pursuant to the last paragraph of Section 10, the Borrower will provide, at the sole expense of the Borrower and at the written request of the Administrative Agent, an environmental site assessment report concerning any Real Property owned, leased or operated by the Borrower or any of its Restricted Subsidiaries, prepared by an environmental consulting firm reasonably approved by the Administrative Agent, reasonable in scope based upon the circumstances of the request, indicating, where relevant to the subject matter of the request, the presence or absence of Hazardous Materials and the potential cost of any removal or remedial action in connection with such Hazardous Materials on such Real Property or the nature of any noncompliance or other liability and the potential cost of any corrective actions required to remedy the condition or event at issue. If the Borrower fails to take adequate steps to provide the same within 30 days after such request was made, the Administrative Agent may order the same, the cost of which shall be borne by the Borrower, and the Borrower shall grant and does hereby grant to the Administrative Agent and the Lenders and their respective agents access to such Real Property and specifically grants the Administrative Agent and the Lenders an irrevocable non-exclusive license, subject to the rights of tenants, to undertake such an assessment at any reasonable time upon reasonable notice to the Borrower, all at the sole expense of the Borrower.

8.07. ERISA-Related Information

. The Borrower shall supply to the Agent (in sufficient copies for all the Lenders, if the Administrative Agent so requests):

(a) promptly and in any event within 15 days receiving a request from the Agent a copy of IRS Form 5500 (including the Schedule B) with respect to a Plan;

(b) promptly and in any event within 30 days after the Borrower, any Subsidiary of the Borrower or any ERISA Affiliate knows or has reason to know that any ERISA Event has occurred that would reasonably be expected to result in material liability to the Borrower or any Subsidiary of the Borrower, a certificate of the chief financial officer of the Borrower describing such ERISA Event and the action, if any, proposed to be taken with respect to such ERISA Event and a copy of any notice filed with the PBGC or the IRS pertaining to such ERISA Event and any notices received by the Borrower, such Subsidiary of the Borrower or such ERISA Affiliate from the PBGC or any other governmental agency with respect thereto; provided that, in the case of ERISA Events under paragraph (d) of the definition thereof, the 30-day period set forth above shall be a 10-day period, and, in the case of ERISA Events under paragraph (b) of the definition thereof, in no event shall notice be given later than 10 days after the occurrence of the ERISA Event;

(c) promptly, and in any event within 30 days, after becoming aware that there has been (A) an increase in Unfunded Pension Liabilities (taking into account only Plans with positive Unfunded Pension Liabilities) that are reasonably expected to result in material liability to Borrower since the date the representations hereunder are given or deemed given, or from any prior notice, as applicable; (B) a material increase since the date the representations hereunder are given or deemed given, or from any prior notice, as applicable, in potential withdrawal liability under Section 4201 of ERISA, if the Borrower, any Subsidiary of the Borrower and the ERISA Affiliates were to withdraw completely from any and all Multiemployer Plans that are reasonably expected to result in material liability to Borrower or any Subsidiary; or (C) the adoption of any amendment to a Plan which results in a material increase in contribution obligations of the Borrower or any Subsidiary, a detailed written description thereof from the chief financial officer of the Borrower; and

(d) If, at any time after the Effective Date, the Borrower, any Restricted Subsidiary of the Borrower or any ERISA Affiliate maintains, or contributes to (or incurs an obligation to contribute to), a Plan or Multiemployer Plan which is not set forth in Schedule 7.10, then the Borrower shall deliver to the Administrative Agent an updated Schedule 7.10 as soon as practicable, and in any event within 30 days after the Borrower, such Subsidiary or such ERISA Affiliate maintains, or contributes to (or incurs an obligation to contribute to), thereto.

8.08. End of Fiscal Years; Fiscal Quarters

. The Borrower will cause (i) its and each of its Restricted Subsidiaries' fiscal years to end on December 31 of each calendar year and (ii) its and each of its Restricted Subsidiaries' fiscal quarters to end on the last day of each period described in the definition of "Fiscal Quarter", unless, in each case, as otherwise agreed by the Administrative Agent in its reasonable discretion.

8.09. Payment of Taxes

. The Borrower will pay and discharge, and will cause each of its Subsidiaries to pay and discharge, all taxes, assessments and governmental charges or levies imposed upon it or upon its income or profits or upon any properties belonging to it, prior to the date on which penalties attach thereto, and all lawful claims which, if unpaid, might become a Lien or charge upon any properties of the Borrower or any of its Subsidiaries not otherwise permitted under Section 9.01(i); provided that neither the Borrower nor any of its Subsidiaries shall be required to pay any such tax, assessment, charge, levy or claim (i) which is being contested in good faith and by proper proceedings if it has maintained adequate reserves with respect thereto in accordance with GAAP or (ii) to the extent the failure to pay such tax, assessment, charge, levy or claim could not reasonably be expected to result in a Material Adverse Effect.

8.10. Use of Proceeds

. The Borrower will use the proceeds of the Loans only as provided in Section 7.08.

8.11. Additional Security; Further Assurances; etc.

(a) The Borrower will, and will cause each other Credit Party to, grant to the Collateral Agent for the benefit of the Secured Creditors security interests and Mortgages in such Collateral and Real Property Collateral of the Borrower and such other Credit Party as are not covered by the original Security Documents (other than Excluded Assets) as may be reasonably requested from time to time by the Administrative Agent or the Required Lenders (collectively, as amended, restated, supplemented or otherwise modified from time to time, the "Additional Security Documents"). All such security interests and Mortgages shall be granted pursuant to documentation reasonably satisfactory in form and substance to the Collateral Agent and the Borrower and, subject to exceptions as are reasonably acceptable to the Administrative Agent, shall constitute valid, enforceable (except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws generally affecting creditors' rights and by equitable principles (regardless of whether enforcement is sought in equity or at law)) and perfected security interests (if and to the extent the assets subject to the applicable Additional Security Document can be perfected by the actions required by such Additional Security Document) and Mortgages superior to and prior to the rights of all third Persons and subject to no other Liens except for Permitted Liens or, in the case of Real Property, the Permitted Encumbrances related thereto. The Additional Security Documents or instruments related thereto shall be duly recorded or filed in such manner and in such places as are required by law to establish, perfect (if and to the extent such security interests can be perfected by the filings or other actions required under the Additional Security Documents), preserve and protect the Liens in favor of the Collateral Agent required to be granted pursuant to the Additional Security Documents and all taxes, fees and other charges payable in connection therewith shall be paid in full. Notwithstanding the foregoing, this Section 8.11(a) shall not apply to (and the Borrower and its Restricted Subsidiaries shall not be required to grant a Mortgage in) any Leaseholds (regardless of fair market value) or any owned Real Property the fair market value of which is less than $1,000,000 (as reasonably determined by Borrower or such Restricted Subsidiary and reasonably acceptable to the Administrative Agent); provided however that in no event shall the aggregate fair market value (as reasonably determined by Borrower) of all owned Real Property not required to be subject to a Mortgage by operation of this sentence exceed $10,000,000 in the aggregate.

(b) The Borrower will, and will cause each of the other Credit Parties to, at the reasonable expense of the Borrower, make, execute, endorse, acknowledge, authorize and/or deliver to the Collateral Agent from time to time such schedules, conveyances, financing statements, transfer endorsements, powers of attorney, certificates, real property surveys, reports, bailee agreements, control agreements and other documents, assurances, opinions of counsel or instruments and take such further similar steps relating to the Collateral covered by any of the Security Documents as the Collateral Agent may reasonably require. Each Credit Party acknowledges that certain transactions contemplated by this Agreement and the other Credit Documents, and certain actions which may be taken by the Administrative Agent, the Collateral Agent or the Lenders in the exercise of their rights and remedies under this Agreement or any other Credit Document, may require the consent of the FCC. If the Administrative Agent reasonably determines that the consent of the FCC is required in connection with the execution, delivery or performance of any of the aforesaid documents or any documents delivered to the Administrative Agent, the Collateral Agent or the Lenders in connection therewith or as a result of any action which may be taken or be proposed to be taken pursuant thereto, then each Credit Party, at its sole reasonable cost and expense, shall use its commercially reasonable efforts to secure such prior consent and to cooperate with the Administrative Agent, the Collateral Agent and the Lenders in any such action taken or proposed to be taken by the Administrative Agent, the Collateral Agent or any Lender.

(c) If the Administrative Agent or the Required Lenders reasonably determine that they are required by law or regulation to have appraisals prepared in respect of any Mortgaged Property of the Borrower and the other Credit Parties constituting Collateral, the Borrower will, at its own expense, provide to the Administrative Agent appraisals which satisfy the applicable requirements of the Real Estate Appraisal Reform Amendments of the Financial Institution Reform, Recovery and Enforcement Act of 1989, as amended, and which shall otherwise be in form and substance reasonably satisfactory to the Administrative Agent.

(d) The Borrower agrees that each action required by clauses (a) through (c) of this Section 8.11 shall be completed within sixty (60) days after such action is requested to be taken by the Administrative Agent or the Required Lenders (as such time may be extended by the Administrative Agent or the Required Lenders in its or their discretion); provided, that in no event shall the Borrower or any of its Restricted Subsidiaries be required to take any action, other than using its commercially reasonable efforts, to obtain consents from third parties with respect to its compliance with this Section 8.11.

(e) Promptly after any Domestic Restricted Subsidiary of the Borrower ceases to constitute an Immaterial Subsidiary or a "U.S Foreign Holding Company" in accordance with the applicable definitions thereof, the Borrower shall cause such Domestic Restricted Subsidiary to take all actions required as if such Domestic Restricted Subsidiary were then established, created or acquired.

(f) Each new Wholly-Owned Domestic Restricted Subsidiary that is required to execute any Credit Document shall promptly, upon the reasonable request of the Administrative Agent, execute and deliver, or cause to be executed and delivered, all other relevant documentation (including opinions of counsel) of the type described in Sections 5.02, 5.03, 5.04, 5.08, 5.09 and 5.13 as such new Restricted Subsidiary would have had to deliver if such new Restricted Subsidiary were a Credit Party on the Effective Date.

(g) In the event (A) new Unrestricted Subsidiaries are established or created, or the Borrower or any of its Wholly-Owned Restricted Subsidiaries acquires Equity Interests in an Unrestricted Subsidiary (i) at least 5 days' prior written notice thereof shall be given to the Administrative Agent (or such shorter period of time as is acceptable to the Administrative Agent in any given case), (ii) the Equity Interests (other than any Excluded Equity Interests) of such new Unrestricted Subsidiary held by any Credit Party shall be promptly pledged pursuant to, and to the extent required by, this Agreement and the Pledge Agreement and the certificates, if any, representing such Equity Interests, together with stock or other appropriate powers duly executed in blank, shall be delivered to the Collateral Agent as, and to the extent required by, the Pledge Agreement, (iii) all Investments by the Borrower and its Restricted Subsidiaries in such Unrestricted Subsidiary shall be permitted pursuant to Section 9.05 and (iv) all requirements of the definition of Unrestricted Subsidiary and Section 8.14 shall have been satisfied, and (B) the Borrower and its Wholly-Owned Restricted Subsidiaries establish, create and, to the extent permitted by this Agreement, acquire Wholly-Owned Restricted Subsidiaries (i) at least 5 days' prior written notice thereof shall be given to the Administrative Agent (or such shorter period of time as is acceptable to the Administrative Agent in any given case), (ii) the Equity Interests (other than any Excluded Equity Interests) of such new Restricted Subsidiary shall be promptly pledged pursuant to, and to the extent required by, this Agreement and the Pledge Agreement and the certificates, if any, representing such Equity Interests (other than any Excluded Equity Interests), together with stock or other appropriate powers duly executed in blank, shall be delivered to the Collateral Agent as, and to the extent required by, the Pledge Agreement, (iii) each such new Wholly-Owned Domestic Restricted Subsidiary (other than any Immaterial Subsidiary) shall execute a counterpart of the Subsidiaries Guaranty, the Security Agreement and the Pledge Agreement and (iv) each such new Wholly-Owned Domestic Restricted Subsidiary (other than any Immaterial Subsidiary), to the extent requested by the Administrative Agent or the Required Lenders, shall take all actions required pursuant to this Section 8.11.

8.12. Maintenance of Company Separateness

. The Borrower will, and will cause each of its Subsidiaries and other Restricted Subsidiaries to, satisfy customary Company formalities, including, as applicable, (i) the holding of regular board of directors' and shareholders' meetings or action by directors or shareholders without a meeting and (ii) the maintenance of separate Company offices and records. Neither the Borrower nor any of its Restricted Subsidiaries shall make any payment to a creditor of any Unrestricted Subsidiary in respect of any liability of any Unrestricted Subsidiary and no bank account of any Unrestricted Subsidiary shall be commingled with any bank account of the Borrower or any of its Restricted Subsidiaries. Any financial statements distributed to any creditors of any Unrestricted Subsidiary shall clearly establish or indicate the Company separateness of such Unrestricted Subsidiary from the Borrower and its Restricted Subsidiaries.

8.13. Ratings

. The Borrower shall use commercially reasonable efforts to obtain and maintain (i) a public corporate family rating of the Borrower and a rating of each Tranche of the Loans, in each case from Moody's, and (ii) a public corporate credit rating of the Borrower and a rating of each Tranche of the Loans, in each case from Moody's and S&P (it being understood and agreed that "commercially reasonable efforts" shall in any event include the payment by the Borrower of customary rating agency fees and reasonable cooperation with customary information and data requests by Moody's and S&P in connection with their ratings process).

8.14. Designation of Subsidiaries

. The board of directors of the Borrower may at any time designate any Restricted Subsidiary as an Unrestricted Subsidiary or any Unrestricted Subsidiary as a Restricted Subsidiary (any such designation, a "Subsidiary Designation"); provided that:

(i) immediately before and after such designation, no Default or Event of Default shall have occurred and be continuing;

(ii) immediately after giving effect to such designation, the Borrower shall be in compliance, on a Pro Forma Basis, with the covenants set forth in Sections 9.07 and 9.08 as of the last day of the most recently ended Calculation Period;

(iii) no Restricted Subsidiary may be designated as an Unrestricted Subsidiary if it is a "restricted subsidiary" immediately after giving effect to any such designation hereunder for purposes of the Senior Secured Notes Documents, the Existing Notes Documents, any Permitted Subordinated Debt Documents, any Permitted Unsecured Debt Documents, any Revolving Loan Document, any document with respect to Indebtedness permitted by Section 9.04(ii), 9.04(xviii) or 9.04(xix), or any Permitted Refinancing Debt Documents in respect of the foregoing, as applicable;

(iv) [Reserved];

(v) in the case of a designation of a Restricted Subsidiary as an Unrestricted Subsidiary, (1) such Subsidiary to be so designated shall satisfy all of the requirements of an "Unrestricted Subsidiary" as set forth in the definition thereof, (2) if such Restricted Subsidiary to be so designated is directly owned by the Borrower or any of its Wholly-Owned Domestic Restricted Subsidiaries, 100% of the Equity Interests of such Subsidiary are owned by the Borrower or such Wholly-Owned Domestic Restricted Subsidiary, (3) all of the provisions of Section 8.11 shall have been complied with in respect of such newly designated Unrestricted Subsidiary and (4) the Investment resulting from the designation of such Subsidiary as an Unrestricted Subsidiary as provided in the following sentence is permitted by Section 9.05(xxii) or (xxiii); provided that foregoing clauses (1), (2) and (4) shall not be applicable in the case of a "deemed designation" as provided in clause (ii) of the proviso appearing in the definition of "Unrestricted Subsidiary";

(vi) in the case of a designation of an Unrestricted Subsidiary as a Restricted Subsidiary, (1) all representations and warranties contained herein and in the other Credit Documents shall be true and correct in all material respects with the same effect as though such representations and warranties had been made on and as of the date of such designation (both before and after giving effect thereto), unless stated to relate to a specific earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date, (2) all actions which would be required to be taken pursuant to Section 8.11 in connection with the establishment, creation or acquisition of a new Restricted Subsidiary are taken at the time of such designation, (3) except in the case of a deemed designation as provided in clause (i) of the proviso to the definition of "Unrestricted Subsidiary", such Subsidiary shall be a Wholly-Owned Subsidiary of the Borrower (both before and after giving effect to such designation), and (4) the Indebtedness and Liens of such Subsidiary resulting from the designation of such Subsidiary as a Restricted Subsidiary as provided in the following sentence are permitted under Section 9.04 or 9.01, as applicable;

(vii) in no event may any License Subsidiary be designated as an Unrestricted Subsidiary; and

(viii) the Borrower shall have delivered to the Administrative Agent an officer's certificate executed by an Authorized Officer of the Borrower, certifying to such officer's knowledge, compliance with the requirements of preceding clauses (i) through (viii), inclusive, and containing the calculations of compliance (in reasonable detail) with preceding clauses (ii) and (v)(1).

The designation of any Restricted Subsidiary as an Unrestricted Subsidiary shall constitute an Investment by the Borrower therein at the date of designation in an amount equal to the Fair Market Value of all outstanding Investments owned by the Borrower and its Restricted Subsidiaries in the respective Subsidiary at the time that such Subsidiary is designated an Unrestricted Subsidiary. The designation of any Unrestricted Subsidiary as a Restricted Subsidiary shall constitute the incurrence by a Restricted Subsidiary at the time of designation of any Indebtedness or Liens of such Subsidiary existing at such time.

SECTION 9. Negative Covenants

The Borrower hereby covenants and agrees that on and after the Effective Date and until the Total Commitment has terminated and the Loans, Notes, Fees and all other Obligations (other than any indemnities described in Section 12.13 and reimbursement obligations under Section 12.01 which, in either case, are not then due and payable) incurred hereunder and thereunder, are paid in full:

9.01. Liens

. The Borrower will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or suffer to exist any Lien upon or with respect to any property or assets of the Borrower or any of its Restricted Subsidiaries, whether now owned or hereafter acquired; provided that the provisions of this Section 9.01 shall not prevent the creation, incurrence, assumption or existence of the following (Liens described below are herein referred to as "Permitted Liens"):

(i) inchoate Liens for taxes, assessments or governmental charges or levies not yet due and Liens for taxes, assessments or governmental charges or levies being contested in good faith and by appropriate proceedings for which adequate reserves have been established in accordance with GAAP;

(ii) Liens in respect of property or assets of the Borrower or any of its Restricted Subsidiaries imposed by law, which were incurred in the ordinary course of business and do not secure Indebtedness for borrowed money, such as carriers', warehousemen's, materialmen's, contractors' and mechanics' liens and other similar Liens arising in the ordinary course of business, and (x) which do not in the aggregate materially detract from the value of the Borrower's or such Restricted Subsidiary's property or assets or materially impair the use thereof in the operation of the business of the Borrower or such Restricted Subsidiary or (y) which are being contested in good faith by appropriate proceedings, which proceedings have the effect of preventing the forfeiture or sale of the property or assets subject to any such Lien;

(iii) Liens in existence on the Effective Date which are listed, and the property subject thereto described, in Schedule 9.01, plus renewals, replacements and extensions of such Liens, provided that (x) the aggregate principal amount of the Indebtedness, if any, secured by such Liens does not increase from that amount outstanding at the time of any such renewal, replacement or extension, plus accrued and unpaid interest and cash fees and expenses (including premium) incurred in connection with such renewal, replacement or extension and (y) any such renewal, replacement or extension does not encumber any additional assets or properties (other than the proceeds and products thereof and accessions thereto) of the Borrower or any of its Restricted Subsidiaries, unless such Lien is otherwise permitted under separate provisions of this Section 9.01;

(iv) Liens on the Collateral created by or pursuant to this Agreement, the Security Documents, subject to the Revolver Intercreditor Agreement, the Revolving Loan Documents or, subject to the Senior Notes Intercreditor Agreement, the Senior Secured Notes Documents (or any Permitted Refinancing thereof);

(v) (x) licenses, sublicenses, leases or subleases granted by the Borrower or any of its Restricted Subsidiaries to other Persons entered in the ordinary course of business and not materially interfering with the conduct of the business of the Borrower and its Restricted Subsidiaries, taken as a whole and (y) any interest or title of a lessor, sublessor or licensor under any lease or license agreement permitted by this Agreement to which the Borrower or any of its Restricted Subsidiaries is a party;

(vi) Liens upon assets of the Borrower or any of its Restricted Subsidiaries subject to Capitalized Lease Obligations or mortgage financings to the extent such Capitalized Lease Obligations or mortgage financings are permitted by Section 9.04(iv), provided that (x) such Liens only serve to secure the payment of Indebtedness and/or other monetary obligations arising under such Capitalized Lease Obligation or mortgage financing and (y) the Lien encumbering the asset or assets giving rise to such Capitalized Lease Obligation or mortgage financing does not encumber any asset of the Borrower or any other asset of the Borrower or any Restricted Subsidiary of the Borrower other than the proceeds of the assets giving rise to such Capitalized Lease Obligations or mortgage financing;

(vii) Liens placed upon equipment, machinery or other fixed assets acquired or constructed after the Effective Date and used in the ordinary course of business of the Borrower or any of its Restricted Subsidiaries and placed at the time of the acquisition or construction thereof by the Borrower or such Restricted Subsidiary or within 180 days thereafter to secure Indebtedness incurred to pay all or a portion of the purchase or construction price thereof or to secure Indebtedness incurred solely for the purpose of financing the acquisition or construction of any such equipment, machinery or other fixed assets or extensions, renewals or replacements of any of the foregoing for the same or a lesser amount, provided that (x) the Indebtedness secured by such Liens is permitted by Section 9.04(iv) and (y) in all events, the Lien encumbering the equipment, machinery or other fixed assets so acquired or constructed does not encumber any other asset of the Borrower or such Restricted Subsidiary;

(viii) Liens which may arise as a result of zoning, building codes, and other land use laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any governmental authority and which are not violated in any material way by the current use or occupancy of such real property, easements, rights-of-way, restrictions, encroachments, minor survey defects and other similar charges or encumbrances, minor title defects or irregularities affecting Real Property, in each case not securing Indebtedness for borrowed money, not materially interfering with the ordinary conduct of the business of the Borrower or any of its Restricted Subsidiaries, taken as a whole;

(ix) Liens arising from precautionary UCC financing statement filings regarding operating leases entered into in the ordinary course of business;

(x) Liens arising out of the existence of judgments or awards (x) in respect of which the Borrower or any of its Restricted Subsidiaries shall in good faith be prosecuting an appeal or proceedings for review and in respect of which there shall have been secured a subsisting stay of execution pending such appeal or proceedings, provided that the aggregate amount of all cash and the Fair Market Value of all other property subject to such Liens does not exceed $10,000,000 or (y) with respect to which payment in full above any applicable customary deductible is covered by insurance from a reputable third-party insurance provider which has been notified thereof in writing and not denied or contested coverage;

(xi) statutory and common law landlords' liens under leases to which the Borrower or any of its Restricted Subsidiaries is a party;

(xii) Liens (other than Liens imposed under ERISA) incurred in the ordinary course of business in connection with workers compensation claims, unemployment insurance and social security benefits and Liens securing the performance of bids, tenders, leases and contracts in the ordinary course of business, statutory obligations, surety bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business and consistent with industry practice (exclusive of obligations in respect of the payment for borrowed money);

(xiii) Permitted Encumbrances;

(xiv) Liens on property or assets acquired pursuant to a Permitted Acquisition or other permitted Investment, or on property or assets of a Restricted Subsidiary of the Borrower in existence at the time such Restricted Subsidiary is acquired pursuant to a Permitted Acquisition or other permitted Investment, provided that (x) any Indebtedness that is secured by such Liens is permitted to exist under Section 9.04(vii) or constitutes Permitted Refinancing Indebtedness in respect thereof permitted by Section 9.04(vii), and (y) such Liens are not incurred in connection with, or in contemplation or anticipation of, such Permitted Acquisition or other Investment and do not attach to any other asset (other than the proceeds and products thereof and accessories thereto) of the Borrower or any of its Restricted Subsidiaries;

(xv) Liens arising out of any conditional sale, title retention, consignment or other similar arrangements for the sale of goods entered into by the Borrower or any of its Restricted Subsidiaries in the ordinary course of business to the extent such Liens do not attach to any assets other than the goods subject to such arrangements;

(xvi) Liens (x) incurred in the ordinary course of business in connection with the purchase or shipping of goods or assets (or the related assets and proceeds thereof), which Liens are in favor of the seller or shipper of such goods or assets and only attach to such goods or assets, and (y) in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(xvii) bankers' Liens, rights of setoff and other similar Liens existing solely with respect to cash and Cash Equivalents on deposit in one or more accounts maintained by the Borrower or any Restricted Subsidiary, in each case granted in the ordinary course of business in favor of the bank or banks with which such accounts are maintained, securing amounts owing to such bank or banks with respect to cash management, automated clearing house transfers and operating account arrangements, and Liens on Restricted cash or Cash Equivalents;

(xviii) Liens on earnest money deposits of cash or Cash Equivalents made by the Borrower or its Restricted Subsidiaries in connection with any Permitted Acquisition;

(xix) Liens granted in the ordinary course of business on the unearned portion of insurance premiums securing the financing of insurance premiums to the extent the financing is permitted under Section 9.04;

(xx) Liens consisting of an agreement to dispose of property permitted by Section 9.02;

(xxi) Liens incurred on cash or Cash Equivalents of the Borrower to secure reimbursement obligations in an aggregate amount not to exceed $5,000,000 at any one time outstanding;

(xxii) additional Liens of the Borrower or any Restricted Subsidiary of the Borrower not otherwise permitted by this Section 9.01 that (w) were incurred in the ordinary course of business, (x) do not encumber any assets of the Borrower or any of its Restricted Subsidiaries the fair market value (as reasonably determined by senior management of the Borrower) of which exceeds the amount of the Indebtedness or other obligations secured by such assets, (y) do not materially impair the use of such assets in the operation of the business of the Borrower or such Restricted Subsidiary and (z) do not secure obligations in excess of $1,000,000 in the aggregate for all such Liens at any time; and

(xxiii) subject to a customary intercreditor agreement reasonably satisfactory to the Administrative Agent, Liens in respect of Indebtedness permitted to be incurred pursuant to Section 9.04(xviii).

In connection with the granting of Liens of the type described in clauses (iii), (vi), (vii), (ix), (xiv) and (xxii) of this Section 9.01 by the Borrower of any of its Restricted Subsidiaries, the Administrative Agent and the Collateral Agent shall be authorized to take any actions deemed appropriate by it in connection therewith (including, without limitation, by executing appropriate lien releases or lien subordination agreements in favor of the holder or holders of such Liens, in either case solely with respect to the item or items of equipment or other assets subject to such Liens).

9.02. <u>Consolidation, Merger, Sale of Assets, etc.</u>

The Borrower will not, and will not permit any of its Restricted Subsidiaries to, wind up, liquidate or dissolve its affairs or enter into any partnership or merge or consolidate, or convey, sell, lease or otherwise dispose of all or any part of its property or assets (other than sales of air-time advertisements and similar promotional activities in the ordinary course of business), or enter into any sale-leaseback transactions, except that:

(i) the Borrower and its Restricted Subsidiaries may effect Dividends permitted under Section 9.03;

(ii) the Borrower and its Restricted Subsidiaries may liquidate or otherwise dispose of obsolete, worn-out or uneconomical property in the ordinary course of business;

(iii) the Borrower and its Restricted Subsidiaries may grant Liens in their property and assets to the extent permitted under Section 9.01;

(iv) the Borrower and its Restricted Subsidiaries may sell assets (other than the Equity Interests of any Wholly-Owned Restricted Subsidiary or any Unrestricted Subsidiary, unless, in the case of a Wholly-Owned Restricted Subsidiary, all of the Equity Interests of such Wholly-Owned Restricted Subsidiary are sold in accordance with this clause (iv)), so long as (v) no Event of Default then exists or would result therefrom, (w) the Borrower or the respective Restricted Subsidiary receives at least Fair Market Value, (x) the consideration received by the Borrower or such Restricted Subsidiary consists of at least 75% cash or Cash Equivalents and is paid at the time of the closing of such sale, (y) the Net Sale Proceeds therefrom are applied and/or reinvested as (and to the extent) required by Section 4.02(e) and (z) the sum of Consolidated EBITDA derived from the assets related to any such sale (measured for the most recently ended Calculation Period) <u>plus</u> the Consolidated EBITDA derived from the assets related to all other sales of assets consummated pursuant to this clause (iv) (measured for the applicable Calculation Period most recently ended prior to each such other sale), shall represent not more than 25% of the Borrower's Consolidated EBITDA (measured for the most recently ended Calculation Period) at the time such sale is consummated;

(v) each of the Borrower and its Restricted Subsidiaries may lease (as lessee) or license (as licensee) real or personal property (so long as any such lease or license does not create a Capitalized Lease Obligation except to the extent otherwise permitted by Section 9.04);

(vi) each of the Borrower and its Restricted Subsidiaries may sell or discount, in each case without recourse and in the ordinary course of business, accounts receivable arising in the ordinary course of business, but only in connection with the compromise or collection thereof and not as part of any financing transaction;

(vii) each of the Borrower and its Restricted Subsidiaries may grant licenses, sublicenses, leases or subleases to other Persons in the ordinary course of business not materially interfering with the conduct of the business of the Borrower or any of its Restricted Subsidiaries (taken as a whole);

(viii) the Borrower or any Restricted Subsidiary (other than a License Subsidiary) of the Borrower may convey, sell or otherwise transfer all or any part of its business, properties and assets to the Borrower or to any Wholly-Owned Domestic Restricted Subsidiary of the Borrower which is a Subsidiary Guarantor, so long as any security interests granted to the Collateral Agent for the benefit of the Secured Creditors pursuant to the Security Documents in the assets so transferred shall remain in full force and effect and perfected (to at least the same extent as in effect immediately prior to such transfer) and all actions required to maintain said perfected status have been taken;

(ix) (a) any Restricted Subsidiary (other than a License Subsidiary) of the Borrower may merge or consolidate with and into, or be dissolved or liquidated into, or transfer any of its assets to, the Borrower or any Subsidiary Guarantor, so long as (i) in the case of any such merger, consolidation, dissolution or liquidation involving the Borrower, the Borrower is the surviving or continuing entity of any such merger, consolidation, dissolution or liquidation, (ii) in all other cases, a Wholly-Owned Domestic Restricted Subsidiary of the Borrower which is a Subsidiary Guarantor is the surviving or continuing corporation of any such merger, consolidation, dissolution or liquidation, and (iii) any security interests granted to the Collateral Agent for the benefit of the Secured Creditors pursuant to the Security Documents in the assets of such Restricted Subsidiary shall remain in full force and effect and perfected (to at least the same extent as in effect immediately prior to such merger, consolidation, dissolution or liquidation) and all actions required to maintain said perfected status have been taken; provided, that no Equity Plan Unit Subsidiary may merge or consolidate with or into any other Subsidiary Guarantor (other than another Equity Plan Unit Subsidiary), and (b) any Restricted Subsidiary of the Borrower that is not a Subsidiary Guarantor may merge or consolidate with and into, or be dissolved or liquidated into, or transfer any of its assets to, any other Restricted Subsidiary of the Borrower and its Restricted Subsidiaries that is not a Subsidiary Guarantor;

(x) any Foreign Restricted Subsidiary of the Borrower may be merged, consolidated or amalgamated with and into, or be dissolved or liquidated into, or transfer any of its assets to, any Wholly-Owned Foreign Restricted Subsidiary of the Borrower, so long as (i) such Wholly-Owned Foreign Restricted Subsidiary of the Borrower is the surviving or continuing entity of any such merger, consolidation, amalgamation, dissolution or liquidation and (ii) any security interests granted to the Collateral Agent for the benefit of the Secured Creditors pursuant to the Security Documents in the Equity Interests of such Wholly-Owned Foreign Restricted Subsidiary and such Foreign Restricted Subsidiary shall remain in full force and effect and perfected and enforceable (to at least the same extent as in effect immediately prior to such merger, consolidation, amalgamation, dissolution, liquidation or transfer) and all actions required to maintain said perfected status have been taken;

(xi) to the extent constituting an Investment, any conveyance, sale, lease or other disposition (other than by way of merger or consolidation) by the Borrower or any of its Restricted Subsidiaries permitted by Section 9.05;

(xii) the Borrower and its Restricted Subsidiaries may liquidate or otherwise dispose of Cash Equivalents in the ordinary course of business, in each case for cash or other Cash Equivalents at Fair Market Value;

(xiii) so long as no Event of Default exists or would result therefrom, (x) any Restricted Subsidiary may merge or consolidate with any other Person in order to effect an Investment permitted pursuant to Section 9.05; provided that the continuing or surviving Person shall be a Restricted Subsidiary, which together with each of its Restricted Subsidiaries, shall have complied with the requirements of Section 8.11, to the extent applicable and (y) any Permitted Acquisition may be consummated in accordance with the requirements of Section 9.05(xii) or Section 9.05(xxii), as applicable;

(xiv) any License Subsidiary of the Borrower may merge or consolidate with and into, or be dissolved or liquidated into, or transfer any of its assets to, any other License Subsidiary which is a Subsidiary Guarantor, so long as (i) the License Subsidiary which is a Subsidiary Guarantor is the surviving or continuing corporation of any such merger, consolidation, dissolution or liquidation, and (ii) any security interests granted to the Collateral Agent for the benefit of the Secured Creditors pursuant to the Security Documents in the assets of such License Subsidiary shall remain in full force and effect and perfected (to at least the same extent as in effect immediately prior to such merger, consolidation, dissolution or liquidation) and all actions required to maintain said perfected status have been taken;

(xv) subject to compliance with Section 8.11 hereof with respect to any assets acquired in connection therewith, Asset Swaps made in accordance with the requirements of the definition thereof, so long as (v) if the Fair Market Value of the assets transferred exceeds $1,000,000 but is less than $50,000,000, the board of directors of the Borrower approves such transfer and exchange, (w) if the Fair Market Value of the assets transferred equals or exceeds $50,000,000, the board of directors of the Borrower approves such transfer and exchange and the Borrower secures an appraisal of the property or assets received given by an unaffiliated third party in form and substance reasonably satisfactory to the Administrative Agent, (x) the Fair Market Value of any property or assets received in connection therewith is at least equal to the Fair Market Value of the property or assets so transferred, (y) each such Asset Swap is effected in connection with an Investment permitted by Section 9.05, and (z) to the extent applicable, any "boot" or other assets received by the Borrower or any Restricted Subsidiary complies with the requirements of clause (y) above and the Net Sale Proceeds of such boot or other assets (and any "boot" received in the form of cash) are applied as (and to the extent) required by Section 4.02(e); and

(xvi) the Borrower and its Restricted Subsidiaries may from time to time sell Equity Interests of Unrestricted Subsidiaries, so long as (v) no Event of Default then exists or would result therefrom, (w) each such sale is an arm's length transaction and the Borrower or the respective Restricted Subsidiary receives at least Fair Market Value, (x) the consideration received by the Borrower or such Restricted Subsidiary consists of at least 75% cash or Cash Equivalents and is paid at the time of the closing of such sale, (y) all (and not less than all) of the Equity Interests of such Unrestricted Subsidiary are sold in accordance with this clause (xvi), and (z) the Net Sale Proceeds therefrom are applied and/or reinvested as (and to the extent) required by Section 4.02(e).

(xvii) the Borrower and its Restricted Subsidiaries may (v) cancel, abandon, sell, assign, transfer or otherwise dispose of intellectual property rights that, in each case, (i) Borrower or any Restricted Subsidiary decides in its reasonable business judgment to no longer use or (ii) are, in Borrower's or any Restricted Subsidiary's reasonable business judgment, no longer material to, or no longer used or useful in its business, and (w) permit intellectual property rights to expire in accordance with their statutory terms (except to the extent such terms may be extended or renewed);

(xviii) the Borrower and its Restricted Subsidiaries may terminate or unwind any Interest Rate Protection Agreement or Other Hedging Agreement in accordance with its terms;

(xix) the Borrower and its Restricted Subsidiaries may dispose of property and assets to the extent they were the subject to casualty or condemnation proceedings upon the occurrence of the related Recovery Event;

(xx) the Borrower and its Restricted Subsidiaries may from time to time after the Effective Date effect Designated Sales, so long as (v) no Event of Default then exists or would result therefrom, (w) each such sale is an arm's length transaction and the Borrower or the respective Restricted Subsidiary receives at least Fair Market Value, (x) the consideration received by the Borrower or such Restricted Subsidiary consists of at least 75% cash or Cash Equivalents and is paid at the time of the closing of such sale, and (z) the aggregate amount of the cash and non-cash proceeds received from all Designated Sales made pursuant to this clause (xx) shall not exceed $25,000,000 (for this purpose using the Fair Market Value of property other than cash); and

(xxi) the Borrower and its Restricted Subsidiaries may effect dispositions set forth on Schedule 9.02.

To the extent the Required Lenders waive the provisions of this Section 9.02 with respect to the sale of any Collateral, or any Collateral is sold as permitted by this Section 9.02 (other than to the Borrower or a Restricted Subsidiary thereof), such Collateral shall be sold free and clear of the Liens created by the Security Documents, and the Administrative Agent and the Collateral Agent shall be authorized to take any actions deemed appropriate in order to effect and/or evidence the foregoing.

9.03. Dividends

. The Borrower will not, and will not permit any of its Restricted Subsidiaries to, authorize, declare or pay any Dividends with respect to the Borrower or any of its Restricted Subsidiaries, except that:

(i) (A) any Restricted Subsidiary of the Borrower may pay cash Dividends to the Borrower or to any Wholly-Owned Domestic Restricted Subsidiary of the Borrower, (B) any Foreign Restricted Subsidiary of the Borrower may pay cash Dividends to any Wholly-Owned Foreign Restricted Subsidiary of the Borrower, (C) any Restricted Subsidiary of the Borrower may pay Dividends to the Borrower or to any 100%-Owned Subsidiary that is a Domestic Restricted Subsidiary and (D) any Foreign Restricted Subsidiary of the Borrower may pay Dividends to any 100%-Owned Subsidiary that is a Foreign Restricted Subsidiary; provided that, in the case of clauses (A) and (B), except in the case of Dividends paid for purposes of paying tax liabilities by a parent company when and as due, no Event of Default exists at the time of payment of any such Dividend;

(ii) any Non-Wholly-Owned Restricted Subsidiary of the Borrower may pay Dividends to its shareholders, members or partners generally, so long as the Borrower or its respective Restricted Subsidiary which owns the Equity Interest in the Restricted Subsidiary paying such Dividends receives at least its proportionate share thereof (based upon its relative holding of the Equity Interest in the Restricted Subsidiary paying such Dividends and taking into account the relative preferences, if any, of the various classes of Equity Interests of such Restricted Subsidiary);

(iii) the Borrower may acquire Equity Interests in connection with the exercise of stock options, warrants or other convertible or exchangeable securities to the extent such Equity Interests represent a portion of the exercise price of those stock options, warrants or other convertible or exchangeable securities by way of cashless exercise;

(iv) the Borrower may retire any shares of Disqualified Preferred Stock by conversion into, or by exchange for, shares of Disqualified Preferred Stock, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of the Borrower) of other shares of Disqualified Preferred Stock, provided that such Disqualified Preferred Stock shall not require the direct or indirect payment of the liquidation preference earlier in time than the final stated maturity of such retired shares of Disqualified Preferred Stock;

(v) the Borrower and its Restricted Subsidiaries may make cash payments in lieu of the issuance of fractional shares of Equity Interests in connection with any transaction permitted under this Agreement;

(vi) the Borrower may pay Dividends on its Qualified Preferred Stock pursuant to the terms thereof through the issuance of additional shares of such Qualified Preferred Stock, provided that in lieu of issuing additional shares of such Qualified Preferred Stock as Dividends, the Borrower may increase the liquidation preference of the shares of Qualified Preferred Stock in respect of which such Dividends have accrued;

(vii) the Borrower may pay cash Dividends on its Equity Interests or redeem, repurchase or otherwise acquire for value in cash, outstanding shares of the Borrower's Equity Interests (or options or warrants to purchases Borrower Common Stock) not otherwise permitted pursuant to this Section 9.03; provided that (w) no Default or Event of Default then exists or would result therefrom, (x) immediately before and after such payment, redemption, repurchase or acquisition, the Borrower shall be in compliance, on a Pro Forma Basis, with (A) the covenants contained in Sections 9.07 and 9.08 and (B) a Total Leverage Ratio equal to, or less than, 7.00:1.00, in each case as of the last day of the Calculation Period most recently ended prior to the date of such payment, redemption, repurchase or acquisition, (y) in no event shall the sum of the Dividends permitted by this clause (vii) exceed the Available Basket Amount then in effect and (z) the Borrower shall have delivered to the Administrative Agent an officer's certificate executed by an Authorized Officer of the Borrower, certifying to such officer's knowledge, compliance with the requirements of preceding clauses (w), (x) and (y) and containing the calculations of compliance (in reasonable detail) with preceding clause (x);

(viii) the Borrower may redeem, repurchase or otherwise acquire for value in cash, outstanding shares of the Borrower's Equity Interests (or options or warrants to purchase Borrower Common Stock) not otherwise permitted pursuant to this Section 9.03; provided that (w) no Event of Default then exists or would result therefrom, (x) immediately before and after such payment, redemption, repurchase or acquisition, the Borrower shall be in compliance, on a Pro Forma Basis, with the covenants contained in Sections 9.07 and 9.08 (for purposes of this Section 9.03(viii)(x), solely in the case of the Total Senior Secured Leverage Ratio, as if the financial covenant levels in effect pursuant to Section 9.08 were 0.25 lower than those then in effect for such financial covenant) as of the last day of the Calculation Period most recently ended prior to the date of such payment, redemption, repurchase or acquisition, (y) in no event shall the sum of the aggregate amount of all payments, redemptions or repurchases permitted by this clause (viii) exceed the sum of (A) $25,000,000 minus (B) the aggregate amount of Investments made (or deemed made) in reliance on Section 9.05(xxiii) and (z) the Borrower shall have delivered to the Administrative Agent an officer's certificate executed by an Authorized Officer of the Borrower, certifying to such officer's knowledge, compliance with the requirements of preceding clauses (w), (x) and (y) and containing the calculations of compliance (in reasonable detail) with preceding clause (x);

(ix) the Borrower may redeem, repurchase or otherwise acquire for value, at any time on or after the date that is two and one-half years after the Effective Date, outstanding shares of the Borrower's Equity Interests (or options or warrants to purchase Borrower Common Stock) (x) in exchange for, or out of the Net Cash Proceeds of the substantially concurrent sale or issuance (other than to a Subsidiary of the Borrower) of, Equity Interests of the Borrower (other than Disqualified Preferred Stock and Designated Preferred Stock) or (y) from the Net Cash Proceeds of the substantially concurrent cash contribution to the common equity capital of the Borrower (other than from any Subject Entity), provided that the amount of any such Net Cash Proceeds utilized for such purpose will be excluded for purposes of the determination of the Available Basket Amount;

(x) the Borrower may declare and pay Dividends or other payments or distributions on account of the Borrower's Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Borrower) or redeem, repurchase, retire, defease or otherwise acquire any Equity Interests of the Borrower in connection with a substantially concurrent Going Private Transaction (i) out of the Net Cash Proceeds of the substantially concurrent sale (other than to a Subsidiary of the Borrower) of, Equity Interests of the Borrower (other than Disqualified Preferred Stock and Designated Preferred Stock) or (ii) from the Net Cash Proceeds of substantially concurrent cash contribution to the common equity capital of the Borrower; provided that the amount of any such Net Cash Proceeds that are utilized for any such Dividend, redemption, repurchase, retirement, defeasance or other acquisition of the Borrower's Equity Interests will be excluded for purposes of the determination of the Available Basket Amount;

(xi) the Borrower may redeem, repurchase or otherwise acquire for value in cash, outstanding shares of the Borrower's Equity Interests (or options or warrants to purchase Borrower Common Stock) not otherwise permitted pursuant to this Section 9.03; provided that (w) no Default or Event of Default then exists or would result therefrom, (x) immediately before and after such redemption, repurchase or acquisition, the Borrower shall be in compliance, on a Pro Forma Basis, with (A) a Total Senior Secured Leverage Ratio equal to, or less than, 4.50:1.00 and (B) a Total Leverage Ratio equal to, or less than, 7.00:1.00, in each case as of the last day of the Calculation Period most recently ended prior to the date of such payment, redemption, repurchase or acquisition, (y) in no event shall the sum of the aggregate principal amount of all payment, redemptions or repurchase permitted by this clause (xi) exceed the Designated Sales Basket Amount then in effect and (z) the Borrower shall have delivered to the Administrative Agent an officer's certificate executed by an Authorized Officer of the Borrower, certifying to such officer's knowledge, compliance with the requirements of preceding clauses (w), (x) and (y) and containing the calculations of compliance (in reasonable detail) with preceding clause (x); and

(xii) the Borrower may redeem, repurchase or otherwise acquire for value in cash, outstanding shares of the Borrower's or Subsidiaries' Equity Interests (or options or warrants to purchase Borrower Common Stock) held by any future, present or former employee, director or consultant of the Borrower or any of its Subsidiaries (or permitted transferees, assigns, estates, trusts or heirs of such employee, director or consultant) either pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or upon the termination of such employee, director or consultant's employment or directorship; provided, however, that the aggregate the aggregate amount of all payments, redemptions or repurchases permitted under this clause (xii) do not exceed $2.5 million in any calendar year (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum of $5.0 million in any calendar year); provided further that such amount in any calendar year may be increased by an amount not to exceed:

(a)   the cash proceeds from the sale or issuance of Borrower Common Stock or Qualified Preferred Stock (other than Designated Preferred Stock) to members of management, directors or consultants of the Borrower or any of its Subsidiaries that occurred after the Effective Date, to the extent the cash proceeds from such sale or issuance have not otherwise been applied to payments under Section 9.03(vii); plus

(b)   the cash proceeds of key man life insurance policies received by the Borrower and its Restricted Subsidiaries after the Effective Date; less

(c)   the amount of any payments made in previous calendar years pursuant to clauses (a) and (b) of this clause;

and provided further that cancellation of Indebtedness owing to the Borrower or any Restricted Subsidiary from members of management, directors, employees or consultants of the Borrower or its Restricted Subsidiaries in connection with a repurchase of Capital Stock of the Company will not be deemed to constitute a Dividend for purposes of this Section 9.03 or any other provision of this Agreement.

9.04. Indebtedness

. The Borrower will not, and will not permit any of its Restricted Subsidiaries to, contract, create, incur, assume or suffer to exist any Indebtedness, except:

(i) Indebtedness incurred pursuant to (x) this Agreement and the other Credit Documents and (y) subject to the terms of the Revolver Intercreditor Agreement, the Revolving Loan Documents and any other obligations in respect of the Revolving Credit Documents, in an aggregate principal amount outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (i)(y), not to exceed at any time (i) $25,000,000 or (ii) such greater amount permitted to be incurred under Section 9.04(xviii), provided that for the purposes of this clause (i)(y)(ii), (A) immediately after the incurrence of such Indebtedness, the Borrower shall be in compliance, on a Pro Forma Basis, with the covenants set forth in Sections 9.07 and 9.08 as of the last day of the Calculation Period most recently ended prior to the date of the incurrence of such Indebtedness, (B) no Event of Default has occurred and is continuing and (C) such Indebtedness may not be incurred within the first six months after the Effective Date;

(ii) Scheduled Existing Indebtedness outstanding on the Effective Date and listed on Schedule 7.20 (as reduced by any repayments of principal thereof other than with the proceeds of Permitted Refinancing Indebtedness), without giving effect to any subsequent extension, renewal or refinancing thereof except through one or more issuances of Permitted Refinancing Indebtedness in respect thereof;

(iii) Indebtedness of the Borrower under (x) Interest Rate Protection Agreements entered into with respect to other Indebtedness permitted under this Section 9.04 and (y) Other Hedging Agreements entered into in the ordinary course of business and providing protection to the Borrower and its Restricted Subsidiaries against fluctuations in currency values in connection with the Borrower's or any of its Restricted Subsidiaries' operations, in either case so long as the entering into of such Interest Rate Protection Agreements or Other Hedging Agreements are *bona fide* hedging activities and are not for speculative purposes;

(iv) Indebtedness of the Borrower and its Restricted Subsidiaries evidenced by Capitalized Lease Obligations, mortgage financings and purchase money Indebtedness described in Section 9.01(vii), provided that in no event shall the sum of the aggregate principal amount of all Capitalized Lease Obligations, mortgage financings and purchase money Indebtedness permitted by this clause (iv) exceed $5,000,000 at any time outstanding;

(v) Indebtedness constituting Intercompany Loans to the extent permitted by Section 9.05(viii) or other Intercompany Debt otherwise permitted by Section 9.05;

(vi) Indebtedness consisting of guaranties (x) by the Borrower and Subsidiary Guarantors of each other's Indebtedness and lease and other contractual obligations not restricted by the terms of this Agreement, (y) by Foreign Restricted Subsidiaries of the Borrower of each other's Indebtedness and lease and other contractual obligations not restricted by the terms of this Agreement and (z) by Restricted Subsidiaries who are not Subsidiary Guarantors of each other's Indebtedness and lease and other contractual obligations not restricted by the terms of this Agreement;

(vii) Indebtedness of a Restricted Subsidiary (other than a License Subsidiary) of the Borrower acquired pursuant to a Permitted Acquisition or other permitted Investment (or Indebtedness assumed at the time of a Permitted Acquisition or other permitted Investment of an asset securing such Indebtedness) (any such Indebtedness, "Permitted Acquired Debt") and Permitted Refinancing Indebtedness in respect thereof, provided that (x) such Indebtedness was not incurred in connection with, or in anticipation or contemplation of, such Permitted Acquisition or other permitted Investment and (y) the aggregate principal amount of all Indebtedness permitted by this clause (vii) shall not exceed $1,000,000 at any one time outstanding;

(viii) Indebtedness arising from customary cash management services, netting arrangements, automated clearing house transfers, or the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, so long as such Indebtedness is extinguished within five Business Days of its incurrence;

(ix) Indebtedness of the Borrower and its Restricted Subsidiaries with respect to performance bonds, surety bonds, appeal bonds or customs bonds required in the ordinary course of business;

(x) Indebtedness evidenced by the Existing Letters of Credit and other letters of credit and the Borrower's continuing reimbursement obligations in respect thereof in an aggregate amount not to exceed $5,000,000 at any one time outstanding;

(xi) Indebtedness owed to any Person providing property, casualty, liability, or other insurance to the Borrower or any of its Restricted Subsidiaries, so long as the amount of such Indebtedness is not in excess of the amount of the unpaid cost of, and shall be incurred only to defer the cost of, such insurance for the period in which such Indebtedness is incurred and such Indebtedness is outstanding only for a period not exceeding twelve months;

(xii) Indebtedness of the Borrower or any of its Restricted Subsidiaries which may be deemed to exist in connection with agreements providing for indemnification, purchase price adjustments and similar obligations in connection with the disposition of assets in accordance with the requirements of this Agreement, so long as the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds (including the Fair Market Value of non-cash proceeds) actually received by the Borrower and its Restricted Subsidiaries in connection with such disposition;

(xiii) Indebtedness of any Restricted Subsidiary that is not a Credit Party; provided that the aggregate amount of Indebtedness outstanding at any time pursuant to this clause (xiii) shall not exceed $5,000,000;

(xiv) Permitted Unsecured Debt and guaranties thereof by the Subsidiary Guarantors; provided that (w) no Default or Event of Default then exists or would result therefrom, (x) immediately after the incurrence of such Indebtedness, the Borrower shall be in compliance, on a Pro Forma Basis, with a Total Leverage Ratio equal to, or less than, 7.00:1.00, in each case determined as of the last day of the Calculation Period most recently ended prior to the date of the incurrence of such Indebtedness and (y) the Borrower shall have delivered to the Administrative Agent an officer's certificate executed by an Authorized Officer of the Borrower, certifying to such officer's knowledge, compliance with the requirements of preceding clauses (w) and (x) and containing the calculations of compliance (in reasonable detail) with preceding clause (x);

(xv) Indebtedness of the Borrower and guaranties thereof by the Subsidiary Guarantors under (x) the Senior Secured Notes Indenture and the other Senior Secured Notes Documents in an aggregate principal amount not to exceed $350,000,000 (<u>less</u> the amount of any repayments of principal thereof made after the Effective Date), and (y) the Existing Notes Indenture and the other Existing Notes Documents in an aggregate principal amount not to exceed $335,000,000 plus any accrued pay-in-kind or capitalized interest (<u>less</u> the amount of any repayments of principal thereof made after the Effective Date);

(xvi) Permitted Subordinated Debt and guaranties thereof by the Subsidiary Guarantors; <u>provided</u> that (x) no Default or Event of Default then exists or would result therefrom, (y) immediately after the incurrence of such Indebtedness, the Borrower shall be in compliance, on a <u>Pro</u> <u>Forma</u> Basis, with a Total Leverage Ratio equal to, or less than, 7.00:1.00, in each case determined as of the last day of the Calculation Period most recently ended prior to the date of the incurrence of such Indebtedness and (z) the Borrower shall have delivered to the Administrative Agent an officer's certificate executed by an Authorized Officer of the Borrower, certifying to such officer's knowledge, compliance with the requirements of preceding clauses (x) and (y) and containing the calculations of compliance (in reasonable detail) with preceding clause (y);

(xvii) Permitted Refinancing Indebtedness incurred in respect of (and to refinance) Indebtedness theretofore outstanding (and permitted to be outstanding) pursuant to clauses (ii), (xiv), (xv) and (xvi) of this Section 9.04 and otherwise in accordance with Section 9.09(iv)(D);

(xviii) so long as no Default or Event of Default then exists or would result therefrom, additional Indebtedness incurred by the Borrower and the Subsidiary Guarantors (except the License Subsidiaries), so long as the aggregate principal amount of all Indebtedness permitted by this clause (xviii) does not exceed $10,000,000 at any one time outstanding, which Indebtedness may be secured; <u>provided</u>, <u>however</u>, that with respect to any such Indebtedness that is secured, if the all-in-yield (whether in the form of interest rate margins, including interest rate floors, or the amount of any original issue discount or upfront fees (which shall be deemed to constitute a like amount of original issue discount) but excluding arrangement, commitment, underwriting, structuring, amendment or similar fees paid to arrangers, underwriters or the Administrative Agent (or its Related Parties), with respect to such Indebtedness exceeds the all-in yield and original issue discount (equated to interest based on an assumed four-year life to maturity or, if shorter, the remaining life to maturity thereof)) with respect to the Term Loans after giving effect to such Indebtedness, then, upon the incurrence of such Indebtedness, the Applicable Margin then in effect for the Term Loans shall automatically be increased such that the all-in yield and original issue discount with respect to the Term Loans is not less than the all-in yield of such new Indebtedness minus 0.25%; <u>provided</u>, <u>further</u> that if the Indebtedness includes an interest-rate floor greater than the interest rate floor applicable to the Term Loans, the differential between such interest rate floors shall be equated to the interest rate margins for purposes of determining whether an increase to the Applicable Margin shall be required, but only to the extent an increase in the interest rate floor applicable to the Term Loans would cause an increase in the Applicable Margin, and in such case the interest rate floor (but not the Applicable Margin) applicable to the Term Loans shall be increased to the extent of such differential between interest rate floors;

(xix) so long as no Default or Event of Default then exists or would result therefrom, additional unsecured Indebtedness incurred by the Borrower and the Subsidiary Guarantors (except the License Subsidiaries), so long as the aggregate principal amount of all Indebtedness permitted by this clause (xviii) does not exceed $15,000,000 at any one time outstanding; and

(xx) Indebtedness of the Borrower under the Comcast Note.

9.05. <u>Advances, Investments and Loans</u>

. The Borrower will not, and will not permit any of its Restricted Subsidiaries to, make any direct or indirect advance, loan or other extension of credit (including by way of guarantee or similar arrangement) or capital contribution (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others) to another Person, or any purchase or acquisition of Equity Interests, Indebtedness or other similar instruments issued by, such other Person, together with all items that are barter contributions or would be classified as investments on a balance sheet of such Person prepared in accordance with GAAP, or hold any cash or cash equivalents or purchase or otherwise acquire (in one or a series of related transactions) all or a substantial portion of the property or assets or business of another Person or assets constituting a business unit, line of business, division or Station of any Person (each of the foregoing an "<u>Investment</u>" and, collectively, "<u>Investments</u>"), except that the following shall be permitted:

(i) the Borrower and its Restricted Subsidiaries may acquire and hold accounts receivables owing to any of them, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms of the Borrower or such Restricted Subsidiary;

(ii) the Borrower and its Restricted Subsidiaries may acquire and hold cash and Cash Equivalents;

(iii) the Borrower and its Restricted Subsidiaries may hold the Investments held by them on the Effective Date and described on Schedule 9.05A (and any increase in the value of such Investments not resulting from an additional Investment), <u>provided</u> that any additional Investments made with respect thereto shall be permitted only if permitted under the other provisions of this Section 9.05;

(iv) the Borrower and its Restricted Subsidiaries may acquire and own investments (including debt obligations) received in connection with the bankruptcy or reorganization of suppliers and customers and in good faith settlement of delinquent obligations of, and other disputes with, customers and suppliers arising in the ordinary course of business;

(v) the Borrower and its Restricted Subsidiaries may make loans and advances to their officers and employees for moving, relocation and travel expenses and other similar expenditures, in each case in the ordinary course of business in an aggregate amount not to exceed $1,000,000 at any time (determined without regard to any write-downs or write-offs of such loans and advances);

(vi) the Borrower and its Restricted Subsidiaries may acquire and hold obligations of their officers and employees in connection with such officers' and employees' acquisition of shares of the Borrower Common Stock (so long as no cash is actually advanced by Borrower or any of its Restricted Subsidiaries in connection with the acquisition of such obligations);

(vii) the Borrower may enter into Interest Rate Protection Agreements and Other Hedging Agreements to the extent permitted by Section 9.04(iii);

(viii) (I) the Borrower or any Restricted Subsidiary may make Investments in any Subsidiary Guarantor, (II) the Borrower or any Subsidiary Guarantor may make Investments in any Restricted Subsidiary which is not a Credit Party and (III) any Restricted Subsidiary which is not a Subsidiary Guarantor may make Investments in any Restricted Subsidiary that is not a Subsidiary Guarantor (such Investments in the form of intercompany loans and advances referred to in preceding clauses (I) through (III) being collectively called the "<u>Intercompany Loans</u>"); <u>provided</u>, that (t) at no time shall the aggregate outstanding principal amount of all Intercompany Loans made pursuant to preceding sub-clause (II) of this clause (viii) (for this purposes, taking the Fair Market Value of any property (other than cash) so invested at the time of such Investment), exceed at any time $5,000,000 (determined without regard to any write-downs or write-offs of such Investments and net of any returns on any such Investment in the form of a principal repayment, distribution, dividend or redemption, as applicable), (u) each Intercompany Loan made by any Restricted Subsidiary of the Borrower that is not a Credit Party to a Credit Party shall be subject to the subordination provisions contained in the respective Intercompany Note, (v) in the case of any contribution pursuant to preceding sub-clause (I), any security interest granted to the Collateral Agent for the benefit of the Secured Creditors pursuant to the Security Documents in any assets so contributed shall remain in full force and effect and perfected (to at least the same extent as in effect immediately prior to such contribution) and all actions required to maintain said perfected status have been taken, (w) no Investment constituting a purchase of Equity Interests shall be permitted pursuant to sub-clause (I) in any new Restricted Subsidiary which concurrently becomes a Credit Party, (x) each Intercompany Loan shall be evidenced by and Intercompany Note, (y) each such Intercompany Loan owned or held by a Credit Party shall be pledged to the Collateral Agent pursuant to the Pledge Agreement, and (z) any Investment made to any Subsidiary Guarantor or any Foreign Restricted Subsidiary pursuant to this clause (viii) shall cease to be permitted by this clause (viii) if such Subsidiary Guarantor or Foreign Restricted Subsidiary, as the case may be, ceases to constitute a Subsidiary Guarantor that is a Domestic Restricted Subsidiary or a Foreign Restricted Subsidiary, as the case may be;

(ix) the Borrower and its Restricted Subsidiaries may make Investments in deposit accounts and securities accounts maintained by the Borrower or such Restricted Subsidiary, as the case may be, so long as the Collateral Agent has a perfected, first-priority security interest therein as, and to the extent, required by the Security Agreement;

(x) the Borrower and its Restricted Subsidiaries may own the Equity Interests of their respective Restricted Subsidiaries created or acquired in accordance with the terms of this Agreement (so long as all amounts invested in such Restricted Subsidiaries are independently justified under another provision of this Section 9.05);

(xi) Contingent Obligations permitted by Section 9.04, to the extent constituting Investments;

(xii) the Borrower and each Restricted Subsidiary of the Borrower may from time to time effect Permitted Acquisitions, so long as (in each case except to the extent the Required Lenders otherwise specifically agree in writing in the case of a specific Permitted Acquisition) (a) no Default or Event of Default shall have occurred and be continuing at the time of the consummation of the proposed Permitted Acquisition or immediately after giving effect thereto; (b) the Borrower shall have given to the Administrative Agent and the Lenders at least 5 Business Days' prior written notice of any Permitted Acquisition (or such shorter period of time as may be reasonably acceptable to the Administrative Agent), which notice shall describe in reasonable detail the principal terms and conditions of such Permitted Acquisition; (c) the Aggregate Consideration attributable to all Persons and assets purchased or acquired pursuant to all Permitted Acquisitions which do not become Credit Parties or Collateral, as applicable, directly held by a Credit Party (for this purpose, excluding as Collateral the value of Equity Interests of Persons so acquired that are not Domestic Restricted Subsidiaries that are 100%-Owned Subsidiaries and Subsidiary Guarantors) shall not, when combined with the aggregate amount of Investments made in reliance on Section 9.05(xviii), exceed $15,000,000; (d) calculations are made by the Borrower demonstrating compliance with the financial covenants contained in Sections 9.07 and 9.08 for the respective Calculation Period on a Pro Forma Basis as if the respective Permitted Acquisition had occurred on the first day of such Calculation Period; (d) all representations and warranties contained herein and in the other Credit Documents shall be true and correct in all material respects with the same effect as though such representations and warranties had been made on and as of the date of such Permitted Acquisition (both before and after giving effect thereto), unless stated to relate to a specific earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date; (e) the Borrower shall have taken, or caused to be taken, all actions then required by Sections 8.11 in connection with such Permitted Acquisition; and (f) the Borrower shall have delivered to the Administrative Agent and each Lender a certificate executed by its Authorized Officer, certifying to such officer's knowledge, compliance with the requirements of preceding clauses (a) through (e), inclusive, and containing the calculations (in reasonable detail) required by preceding clause (c);

(xiii) the Borrower and its Restricted Subsidiaries may receive and hold promissory notes and other non-cash consideration received in connection with any asset sale permitted by Section 9.02;

(xiv) the Borrower and its Restricted Subsidiaries may make advances in the form of a prepayment of expenses to vendors, suppliers and trade creditors consistent with their past practices, so long as such expenses were incurred in the ordinary course of business of the Borrower or such Restricted Subsidiary;

(xv) Asset Swaps may be consummated in accordance with the definition thereof and Section 9.02(xv);

(xvi) [Intentionally Omitted];

(xvii) the Borrower and its Restricted Subsidiaries may make additional Investments; provided that (w) no Default or Event of Default then exists or would result therefrom, (x) immediately before and after such Investment, the Borrower shall be in compliance, on a Pro Forma Basis, with the covenants contained in Sections 9.07 and 9.08 as of the last day of the Calculation Period most recently ended prior to the date of such Investment (for purposes of this Section 9.05(xvii)(x), solely in the case of the Total Senior Secured Leverage Ratio, as if the financial covenant levels in effect pursuant to Section 9.08 were 0.25 lower than those then in effect for such financial covenant), (y) in no event shall the aggregate amount of all Investments made in reliance on this clause (xvii) exceed the Designated Sales Basket Amount then in effect and (z) the Borrower shall have delivered to the Administrative Agent an officer's certificate executed by an Authorized Officer of the Borrower, certifying to such officer's knowledge, compliance with the requirements of preceding clauses (w), (x) and (y) and containing the calculations of compliance (in reasonable detail) with preceding clause (x);

(xviii) the Borrower and each Restricted Subsidiary of the Borrower may from time to time make Investments in Joint Ventures and Unrestricted Subsidiaries, so long as (a) no Default or Event of Default shall have occurred and be continuing at the time of such Investment or immediately after giving effect thereto; (b) the aggregate amount of Investments made in reliance on this clause (xviii), taken together with the aggregate amount of Investments made in reliance on Section 9.05(xii)(c), does not exceed $15,000,000; (c) calculations are made by the Borrower demonstrating compliance with the financial covenants contained in Sections 9.07 and 9.08 for the respective Calculation Period on a Pro Forma Basis as if the respective Investment had occurred on the first day of such Calculation Period (for purposes of this Section 9.05(xviii)); (d) the Borrower shall have taken, or caused to be taken, all actions then required by Section 8.11 in connection with such Investment; and (e) the Borrower shall have delivered to the Administrative Agent and each Lender a certificate executed by its Authorized Officer, certifying to such officer's knowledge, compliance with the requirements of preceding clauses (a) through (d), inclusive, and containing the calculations (in reasonable detail) required by preceding clause (c);

(xix) the Borrower and its Restricted Subsidiaries may make the Investments described on Schedule 9.05B;

(xx) [Intentionally Omitted];

(xxi) [Intentionally Omitted];

(xxii) the Borrower and its Restricted Subsidiaries may make additional Investments not otherwise permitted pursuant to this Section 9.05; provided that (w) no Default or Event of Default then exists or would result therefrom, (x) immediately before and after any such Investment, the Borrower shall be in compliance, on a Pro Forma Basis, with (A) the covenants contained in Sections 9.07 and 9.08 and (B) a Total Leverage Ratio equal to, or less than, 7.00:1.00, in each case as of the last day of the Calculation Period most recently ended prior to the date of such Investment, (y) in no event shall the sum of the Investments made pursuant to this clause (xxii) exceed the Available Basket Amount then in effect and (z) the Borrower shall have delivered to the Administrative Agent an officer's certificate executed by an Authorized Officer of the Borrower, certifying to such officer's knowledge, compliance with the requirements of preceding clauses (w), (x) and (y) and containing the calculations of compliance (in reasonable detail) with preceding clause (x);

(xxiii) the Borrower and its Restricted Subsidiaries may make additional Investments (including, without limitation, Permitted Acquisitions); provided that (w) no Event of Default then exists or would result therefrom, (x) immediately before and after any such Investment, the Borrower shall be in compliance, on a Pro Forma Basis, with the covenants contained in Sections 9.07 and 9.08 (for purposes of this Section 9.05(xxiii)(x), solely in the case of the Total Senior Secured Leverage Ratio, as if the financial covenant levels in effect pursuant to Section 9.08 were 0.25 lower than those then in effect for such financial covenant) as of the last day of the Calculation Period most recently ended prior to the date of such Investment, (y) in no event shall the sum of the aggregate amount of all Investments permitted by this clause (xxiii) exceed the sum of (A) $25,000,000 minus (B) the aggregate amount of Dividends made in reliance on Section 9.03(viii) minus (D) the aggregate amount of Investments deemed made pursuant to the last sentence of this Section 9.05, if the Borrower elects in writing to charge such Investment to this clause (xxiii) as provided below; and (z) the Borrower shall have delivered to the Administrative Agent an officer's certificate executed by an Authorized Officer of the Borrower, certifying to the best of such officer's knowledge, compliance with the requirements of preceding clauses (w), (x) and (y) and containing the calculations of compliance (in reasonable detail) with preceding clause (x);

(xxiv) Investments consisting of advances to customers or extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the ordinary course of business;

(xxv) Investments by the Borrower or a Restricted Subsidiary in Radio One Entertainment Holdings, LLC in an aggregate amount not to exceed $35,000,000 at any time in connection with the MGM Investment;

(xxvi) the Borrower and its Restricted Subsidiaries may make Investments in the ordinary course of business consisting of UCC Article 3 endorsements for collection or deposit and UCC Article 4 customary trade arrangements with customers consistent with past practices; and

(xxvii) so long as no Default or Event of Default then exists or would result therefrom, in addition to Investments permitted by clauses (i) through (xxvi) of this Section 9.05, the Borrower and its Restricted Subsidiaries may make additional loans, advances and other Investments to or in a Person in an aggregate amount for all loans, advances and other Investments made pursuant to this clause (xxvii) (determined without regard to any write-downs or write-offs thereof), net of cash repayments of principal in the case of loans, sale proceeds in the case of Investments in the form of debt instruments and cash equity returns (whether as a distribution, dividend, redemption or sale) in the case of equity investments, not to exceed $15,000,000.

9.06. Transactions with Affiliates

. The Borrower will not, and will not permit any of its Restricted Subsidiaries to, enter into any transaction or series of related transactions with any Affiliate of the Borrower or any of its Restricted Subsidiaries, other than in the ordinary course of business and on terms and conditions substantially as favorable to the Borrower or such Restricted Subsidiary as would reasonably be obtained by the Borrower or such Restricted Subsidiary at that time in a comparable arm's-length transaction with a Person other than an Affiliate, except that the following in any event shall be permitted:

(i) Dividends may be paid to the extent provided in Section 9.03;

(ii) loans may be made and other transactions may be entered into by the Borrower and its Restricted Subsidiaries to the extent permitted by Sections 9.01, 9.02, 9.04, 9.05 and 9.09;

(iii) customary fees, indemnities and reimbursements may be paid to non-officer directors of the Borrower and its Restricted Subsidiaries who are not otherwise Affiliates of the Borrower;

(iv) (a) the Borrower may issue Borrower Common Stock and Qualified Preferred Stock, and (b) Restricted Subsidiaries may issue Equity Interests;

(v) the Borrower and its Restricted Subsidiaries may enter into, and may make payments under, employment agreements, consulting arrangements, employee benefits plans, stock option plans, indemnification provisions and other similar compensatory arrangements with officers, employees and directors of the Borrower and its Restricted Subsidiaries in the ordinary course of business;

(vi) Restricted Subsidiaries of the Borrower may pay management fees, licensing fees and similar fees to the Borrower or to any Domestic Restricted Subsidiary of the Borrower that is a Subsidiary Guarantor;

(vii) transactions pursuant to any agreement in effect on the Effective Date, as such agreement may be amended, modified or supplemented from time to time; provided that any such amendment, modification or supplement (taken as a whole) will not be more disadvantageous to the Borrower in any material respect than such agreement as it was in effect on the Effective Date;

(viii) any transactions solely between or among the Credit Parties not otherwise prohibited by this Agreement;

(ix) personal, non-exclusive licenses of intellectual property rights; and

(x) any transactions with Affiliates listed on Schedule 9.06.

Notwithstanding anything to the contrary contained above in this Section 9.06, in no event shall the Borrower or any of its Restricted Subsidiaries pay any management, consulting or similar fee to any of their respective Affiliates except as specifically provided in clause (vi) of this Section 9.06. Each Subject Affiliate Transaction shall be subject to this Section 9.06, with each affected Unrestricted Subsidiary to be bound by this Section 9.06 as a "Restricted Subsidiary" as contemplated by clause (iii) of the proviso appearing in the definition of "Unrestricted Subsidiary".

9.07. Interest Expense Coverage Ratio

. The Borrower will not permit the Interest Expense Coverage Ratio for any Test Period ending on the last day of any Fiscal Quarter of the Borrower to be less than 1.25:1.00.

9.08. Leverage Ratio

. The Borrower will not permit the Total Senior Secured Leverage Ratio on the last day of any Fiscal Quarter of the Borrower to be greater than 5.85:1.00.

9.09. <u>Modifications Certificate of Incorporation, By-Laws and Certain Other Agreements; Limitations on Voluntary Payments,</u>
etc.

. The Borrower will not, and will not permit any of its Restricted Subsidiaries to:

(i) [Intentionally Omitted];

(ii) amend, modify or change its certificate or articles of incorporation (including, without limitation, by the filing or modification of any certificate or articles of designation), certificate of formation, limited liability company agreement or by-laws (or the equivalent organizational documents), as applicable, or any agreement entered into by it with respect to its Equity Interests (including Qualified Preferred Stock), or enter into any new agreement with respect to its Equity Interests, unless such amendment, modification, change or other action contemplated by this clause (ii) could not reasonably be expected to be adverse to the interests of the Lenders in any material respect;

(iii) enter into any new tax sharing agreement, tax allocation agreement or similar agreement or, after the entry of any such agreement, amend, modify or change any provision of any such agreement in a manner materially adverse to the Lenders, in any case without the prior written consent of the Administrative Agent (such consent not to be unreasonably withheld, delayed or conditioned);

(iv) make (or give any notice in respect of) any voluntary or optional payment or prepayment on or redemption, repurchase or acquisition for value of, or any prepayment or redemption as a result of any asset sale, change of control or similar required "repurchase" event of (including, in each case without limitation, by way of depositing with the trustee with respect thereto or any other Person money or securities before due for the purpose of paying when due), any Existing Notes, any Permitted Unsecured Debt, any Subordinated Indebtedness (including Permitted Subordinated Debt) or any Permitted Refinancing Indebtedness in respect of any of the foregoing Indebtedness (any such payment, prepayment, redemption, repurchase of other acquisition, a "<u>Debt Repurchase</u>"), except:

(A) the Borrower and its Restricted Subsidiaries may at any time effect a Debt Repurchase of any Permitted Unsecured Debt, any Subordinated Indebtedness (including Permitted Subordinated Debt) and any Permitted Refinancing Indebtedness in respect of any of the foregoing Indebtedness (and give any notice in respect thereof); <u>provided</u> that (v) no Default or Event of Default then exists or would result therefrom, (w) immediately before and after such Debt Repurchase, the Borrower shall be in compliance, on a <u>Pro</u> <u>Forma</u> Basis, with (a) with the covenants contained in Sections 9.07 and 9.08 (for purposes of this Section 9.09(iv)(A)(w)(a), solely in the case of the Total Senior Secured Leverage Ratio, as if the applicable financial covenant levels in effect pursuant to Section 9.08 were 0.25 lower than those then in effect for such financial covenant) and (b) except in the case of a Debt Repurchase made in reliance on subclause (II) of clause (x) below, a Total Leverage Ratio equal to, or less than, 7.00:1.00, in each case as of the last day of the Calculation Period most recently ended prior to the date of such Debt Repurchase, (x) in no event shall the sum of the Debt Repurchases made pursuant to this clause (iv)(A) exceed the sum of (I) the Available Basket Amount then in effect plus (II) the Designated Sales Basket Amount then in effect, (y) any Indebtedness subject to a Debt Repurchase is permanently canceled, and (z) the Borrower shall have delivered to the Administrative Agent an officer's certificate executed by an Authorized Officer of the Borrower, certifying to such officer's knowledge, compliance with the requirements of preceding clauses (v), (w), (x) and (y) and containing the calculations of compliance (in reasonable detail) with preceding clause (w) and identifying whether such Debt Repurchase is made in reliance on subclause (I) or (II) (or both) of preceding clause (x);

(B) the Borrower and its Restricted Subsidiaries may at any time effect a Debt Repurchase of any Existing Notes (and give any notice in respect thereof); <u>provided</u> that (w) no Default or Event then exists or would result therefrom, (x) immediately before and after such Debt Repurchase, the Borrower shall be in compliance, on a <u>Pro</u> <u>Forma</u> Basis, with the covenants contained in Sections 9.07 and 9.08 as of the last day of the Calculation Period most recently ended prior to the date of such Debt Repurchase, (y) any Existing Notes subject to a Debt Repurchase are permanently canceled, and (z) the Borrower shall have delivered to the Administrative Agent an officer's certificate executed by an Authorized Officer of the Borrower, certifying to such officer's knowledge, compliance with the requirements of preceding clauses (w), (x) and (y) and containing the calculations of compliance (in reasonable detail) with preceding clause (x);

(C) the Borrower and its Restricted Subsidiaries may at any time effect a Debt Repurchase of any Permitted Unsecured Debt, any Subordinated Indebtedness and any Permitted Refinancing Indebtedness in respect of any of the foregoing Indebtedness not otherwise permitted by this Section 9.09 (and give any notice in respect thereof); provided that (v) no Event of Default then exists or would result therefrom, (w) immediately before and after such Debt Repurchase, the Borrower shall be in compliance, on a Pro Forma Basis, with the covenants contained in Sections 9.07 and 9.08 (for purposes of this Section 9.09(iv)(C)(w), solely in the case of the Total Senior Secured Leverage Ratio, as if the applicable financial covenant levels in effect pursuant to Section 9.08 were 0.25 lower than those then in effect for such financial covenant) as of the last day of the Calculation Period most recently ended prior to the date of such Debt Repurchase, (x) in no event shall the sum of the aggregate amount of all Debt Repurchases made pursuant to this clause (iv)(C) exceed the sum of (A) $15,000,000 minus (B) the aggregate amount of all Dividends made in reliance on Section 9.03(viii) minus (C) the aggregate amount of Investments made (or deemed made) in reliance on Section 9.05(xxiii), (y) any such Indebtedness subject to a Debt Repurchase is permanently canceled and (z) the Borrower shall have delivered to the Administrative Agent an officer's certificate executed by an Authorized Officer of the Borrower, certifying to such officer's knowledge, compliance with the requirements of preceding clauses (v), (w), (x) and (y) and containing the calculations of compliance (in reasonable detail) with preceding clause (w);

(D) the Borrower and its Restricted Subsidiaries may at any time refinance any Existing Notes, any Permitted Unsecured Debt, the Comcast Note and any Subordinated Indebtedness (and any Permitted Refinancing Indebtedness in respect of any of the foregoing Indebtedness) pursuant to a Permitted Refinancing thereof; provided that (x) immediately before and after such refinancing, the Borrower shall be in compliance, on a Pro Forma Basis, with the covenants contained in Sections 9.07 and 9.08 as of the last day of the Calculation Period most recently ended prior to the date of such Debt Repurchase, and (y) the Borrower shall have delivered to the Administrative Agent an officer's certificate executed by an Authorized Officer of the Borrower, certifying to such officer's knowledge, compliance with the requirements of preceding clause (x) and the definition of "Permitted Refinancing" and containing the calculations of compliance (in reasonable detail) with preceding clause (x); and

(E) the Borrower and its Restricted Subsidiaries may at any time effect a Debt Repurchase of the Comcast Note;

(v) amend, modify or waive or permit the amendment, modification or waiver of, any provision of any Existing Notes Document or, on and after the execution and delivery thereof, any Permitted Subordinated Debt Document, any Permitted Unsecured Debt Document, any Senior Secured Notes Documents, any Existing Notes Documents, any Revolving Loan Document, or any Permitted Refinancing Debt Documents in respect of any of the foregoing Indebtedness that, in any such case, is adverse to the interests of the Lenders in any material respect (other than any such amendment or modification that (i) makes the provisions thereof less restrictive on the Borrower and its Subsidiaries (taken as a whole) (including with respect to any representation, warranty, covenant, default or event of default), (ii) reduces interest rates, prepayment premiums, commissions or fees paid (or to be paid) by the Borrower or any of its Restricted Subsidiaries in connection therewith, (iii) extends the stated maturity of any Indebtedness thereunder or (iv) in the case of the Revolving Loan Documents, modifies conditions to borrowing, financial covenants, reserves, borrowing base, advance rates or overadvance limitations, in each case so long as no fees (or any economically equivalent payment) are paid to any lender, holder or other Person required to consent to, or otherwise approve, any such amendment or modification; provided that the foregoing provisions of this clause (v) shall not be construed to apply to a refinancing of any Existing Notes, any Permitted Unsecured Debt or any Subordinated Indebtedness (or any Permitted Refinancing Indebtedness in respect of any of the foregoing Indebtedness) effected in accordance with the requirements of Section 9.09(iv)(D);

(vi) designate any Indebtedness (or related interest obligations) as "Designated Senior Debt" (or similar term) under, and as defined in, the Existing Notes Indentures and, after the execution and delivery thereof, any Permitted Subordinated Debt Document and any Permitted Refinancing Debt Documents governing any Subordinated Indebtedness, except for the Obligations; and

(vii) in the case of a Restricted Subsidiary, permit any such Restricted Subsidiary to operate, manage or direct the day-to-day operations of any of its Stations unless it has entered into an Operating Agreement with a License Subsidiary and such Operating Agreement is in full force and effect.

9.10. <u>Limitation on Certain Restrictions on Restricted Subsidiaries</u>

. The Borrower will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any such Restricted Subsidiary to (a) pay dividends or make any other distributions on its Equity Interest or participation in its profits owned by the Borrower or any of its Restricted Subsidiaries, or pay any Indebtedness owed to the Borrower or any of its Restricted Subsidiaries, (b) make loans or advances to the Borrower or any of its Restricted Subsidiaries or (c) transfer any of its properties or assets to the Borrower or any of its Restricted Subsidiaries, except for such encumbrances or restrictions existing under or by reason of (i) applicable law, rule, regulation or order, (ii) this Agreement and the other Credit Documents, (iii) the Revolving Loan Documents, the Senior Secured Notes Documents, the Existing Notes Documents and, after the execution and delivery thereof, the Permitted Subordinated Debt Documents, the Permitted Unsecured Debt Documents and any Permitted Refinancing Debt Documents governing Permitted Refinancing Indebtedness in respect of any of the foregoing Indebtedness, (iv) customary provisions restricting subletting or assignment of any lease governing any leasehold interest of the Borrower or any of its Restricted Subsidiaries, (v) customary provisions restricting assignment of any licensing agreement or other contract (and in each case, any assets subject thereto) entered into by the Borrower or any of its Restricted Subsidiaries in the ordinary course of business, (vi) restrictions on the transfer of any asset pending the close of the sale of such asset, (vii) restrictions on the transfer of any asset subject to a Lien permitted by Section 9.01(iii), (vi), (vii), (x), (xv) or (xvi); (viii) any agreement or instrument governing Permitted Acquired Debt, which encumbrance or restriction is not applicable to any Person or the properties or assets of any Person, other than the Person or the properties or assets of the Person acquired pursuant to the respective Permitted Acquisition or Investment and so long as the respective encumbrances or restrictions were not created (or made more restrictive) in connection with or in anticipation of the respective Permitted Acquisition or Investment; (ix) restrictions applicable to any joint venture that is a Restricted Subsidiary existing at the time of the acquisition thereof as a result of an Investment pursuant to Section 9.05 or a Permitted Acquisition effected in accordance with Section 9.05(xii); <u>provided</u> that the restrictions applicable to such joint venture are not made more burdensome, from the perspective of the Borrower and its Restricted Subsidiaries, than those as in effect immediately before giving effect to the consummation of the respective Investment or Permitted Acquisition, (x) negative pledges and restrictions on Liens in favor of any holder of Indebtedness for borrowed money permitted under Section 9.04 but only if such negative pledge or restriction expressly permits Liens for the benefit of the Administrative Agent and/or the Collateral Agent and the Lenders with respect to the credit facilities established hereunder and the Obligations under the Credit Documents on a senior basis and without a requirement that such holders of such Indebtedness be secured by such Liens equally and ratably or on a junior basis, (xi) encumbrances or restrictions on cash or other deposits or net worth imposed by customers under agreements entered into in the ordinary course of business, and (xii) an agreement effecting a refinancing, replacement or substitution of Indebtedness issued, assumed or incurred pursuant to an agreement or instrument referred to in clause (viii) above, <u>provided</u>, that the provisions relating to such encumbrance or restriction contained in any such refinancing, replacement or substitution agreement are no less favorable to the Borrower or the Lenders in any material respect than the provisions relating to such encumbrance or restriction contained in the agreements or instruments referred to in such clause (viii).

9.11. <u>Limitation on Issuance of Equity Interests</u>

. (a) The Borrower will not issue (directly or indirectly through an increase in the liquidation value) (i) any Preferred Equity (other than Designated Preferred Stock and Disqualified Preferred Stock issued pursuant to clause (c) below and Qualified Preferred Stock) or (ii) any redeemable common stock or other redeemable common Equity Interests other than common stock or other redeemable common Equity Interests that is or are redeemable at the sole option of the Borrower.

(b) The Borrower will not permit any of its Restricted Subsidiaries to issue any Equity Interests (including by way of sales of treasury stock) or any options or warrants to purchase, or securities convertible into, Equity Interests, except (i) for transfers and replacements of then outstanding shares of Equity Interests, (ii) for stock splits, stock dividends and other issuances which do not decrease the percentage ownership of the Borrower or any of its Restricted Subsidiaries (taken as a whole) in any class of the Equity Interests of such Restricted Subsidiary, (iii) in the case of Foreign Restricted Subsidiaries of the Borrower, to qualify directors to the extent required by applicable law and for other nominal share issuances to Persons other than the Borrower and its Restricted Subsidiaries to the extent required under applicable law, (iv) for issuances by Restricted Subsidiaries of the Borrower which are newly created or acquired in accordance with the terms of this Agreement, (v) in the case of the Equity Plan Unit Subsidiaries only, for issuances of non-voting equity plan units in accordance with the organizational documents of such Restricted Subsidiary as in effect on the Effective Date, and (vi) for issuances of Preferred Equity Interests to any other Restricted Subsidiary that is a 100%-Owned Subsidiary; <u>provided</u> that, except as provided in preceding clause (vi), in no event shall any Restricted Subsidiary issue any Preferred Equity or any redeemable common stock or other redeemable common Equity Interests (other than common stock or other redeemable common Equity Interests that is or are redeemable at the sole option of such Restricted Subsidiary).

(c) The Borrower may from time to time issue Disqualified Preferred Stock and Designated Preferred Stock (including by way of an increase in the liquidation value thereof to pay in kind regularly scheduled Dividends thereon), so long as (i) except in connection with an issuance of additional shares of Disqualified Preferred Stock or Designated Preferred Stock, as applicable, or an increase in the liquidation value of Disqualified Preferred Stock or Designated Preferred Stock, as applicable, to pay in kind regularly scheduled Dividends on then outstanding Disqualified Preferred Stock, no Event of Default shall exist at the time of any such issuance or immediately after giving effect thereto, (ii) immediately after giving effect to such issuance, the Borrower shall be in compliance, on a Pro Forma Basis, with (A) the covenants contained in Sections 9.07 and 9.08 (for purposes of this Section 9.11(c)(ii)(A), solely in the case of the Total Senior Secured Leverage Ratio, as if the applicable financial covenant level in effect pursuant to Section 9.08 were 0.25 lower than those then in effect for such financial covenant) and (B) have a Total Leverage Ratio equal to, or less than, 7.00:1.00, in each case as of the last day of the Calculation Period most recently ended prior to the date of such issuance, and (iii) except in connection with an issuance of additional shares of Disqualified Preferred Stock or Designated Preferred Stock, as applicable, or an increase in the liquidation value of Disqualified Preferred Stock or Designated Preferred Stock, as applicable, to pay in kind regularly scheduled Dividends on then outstanding Disqualified Preferred Stock or Designated Preferred Stock, as applicable, the Borrower shall have delivered to the Administrative Agent an officer's certificate executed by an Authorized Officer of the Borrower, certifying to such officer's knowledge, compliance with the requirements of preceding clauses (i) and (ii) and containing the calculations of compliance (in reasonable detail) with preceding clause (ii).

(d) Notwithstanding the foregoing, (i) the Borrower will not issue any Preferred Equity (other than Designated Preferred Stock) that requires the declaration or payment of Dividends or other distributions (other than Dividends or distributions payable in Equity Interests (other than Disqualified Preferred Stock) or an increase in the liquidation value thereof) and (ii) any Disqualified Preferred Stock and Designated Preferred Stock issued by the Borrower (and all related obligations) shall be subordinated in right of payment to the prior payment in full of all Obligations (other than contingent obligations) on terms reasonably satisfactory to the Administrative Agent.

9.12. Business; etc.

(a) The Borrower will not, and will not permit any of its Restricted Subsidiaries to, engage directly or indirectly in any business other than a Permitted Business.

(b) Notwithstanding the foregoing or anything else in this Agreement to the contrary, the Borrower will not permit any License Subsidiary to (i) own or hold any significant assets (including the ownership of stock or any other Equity Interests in any Person) other than Operating Agreements and FCC Licenses and other Authorizations issued by the FCC related to its Stations, (ii) engage in any business other than the holding, acquisition and maintenance of FCC Licenses and other Authorizations issued by the FCC, (iii) be an Unrestricted Subsidiary, (iv) have any Investments in any other Person other than the Borrower or (v) owe any Indebtedness (other than pursuant to the Existing Notes Documents, the Senior Secured Notes Documents and, after the execution and delivery thereof, the Permitted Unsecured Debt Documents, the Permitted Subordinated Debt Documents and any Permitted Refinancing Debt Documents in respect of any of the foregoing Indebtedness) to any Person other than the Borrower and its Restricted Subsidiaries; provided that each License Subsidiary may engage in those activities that are incidental or reasonably related to (x) the maintenance of its existence in compliance with applicable law and (y) legal, tax and accounting matters in connection with any of the foregoing activities.

(c) Notwithstanding the foregoing or anything else in this Agreement to the contrary, the Borrower will not permit any U.S Foreign Holding Company to engage in any business or own any significant assets or have any material liabilities other than its ownership of the Equity Interests and Intercompany Debt of Foreign Restricted Subsidiaries, those related to its ownership of such Equity Interests, Intercompany Debt and cash and Cash Equivalents held temporarily before Dividend or Investment to or in another Person as permitted by this Agreement; provided that such U.S Foreign Holding Company may engage in those activities and have liabilities that are incidental or reasonably related to (x) the maintenance of its existence in compliance with applicable law and (y) legal, tax and accounting matters in connection with any of the foregoing activities.

9.13. [Intentionally Omitted].

SECTION 10. Events of Default.

Upon the occurrence of any of the following specified events (each, an "Event of Default"):

10.01. Payments

. The Borrower shall (i) default in the payment when due of any principal of any Loan or any Note, or (ii) default, and such default shall continue unremedied for five or more Business Days, in the payment when due of any interest on any Loan or Note, any Fees or any other amounts owing hereunder or under any other Credit Document; or

10.02. Representations, etc.

Any representation, warranty or statement made or deemed made by any Credit Party herein or in any other Credit Document or in any certificate delivered to the Administrative Agent or any Lender pursuant hereto or thereto shall prove to be untrue in any material respect on the date as of which made or deemed made; or

10.03. Covenants

. The Borrower or any of its Restricted Subsidiaries shall (i) default in the due performance or observance by it of any term, covenant or agreement contained in Section 8.01(f)(i), 8.08, 8.11, 8.14 (including as a result of the proviso appearing in the definition of Unrestricted Subsidiary), or (ii) default in the due performance or observance by it of any other term, covenant or agreement contained in this Agreement or any other Credit Document (other than those set forth in Sections 10.01 and 10.02) and such default shall continue unremedied for a period of 30 days after the earlier of (x) the date on which such default shall first become known to any Authorized Officer of the Borrower or any other Credit Party or (y) the date on which written notice thereof is given to the Borrower by the Administrative Agent or the Required Lenders; or

10.04. Default Under Other Agreements

. (i) The Borrower or any of its Restricted Subsidiaries shall (x) default in any payment of any Indebtedness (other than the Obligations) beyond the period of grace (after delivery of any notice if required and after giving effect to any waiver, amendment, cure or grace period), if any, provided in an instrument or agreement under which such Indebtedness was created or (y) default in the observance or performance of any agreement or condition relating to any Indebtedness (other than the Obligations) or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist, the effect of which default or other event or condition is to cause, or to permit the holder or holders of such Indebtedness (or a trustee or agent on behalf of such holder or holders) to cause (determined without regard to whether any notice is required, but after giving effect to any waiver, amendment, cure or grace period), any such Indebtedness to become due prior to its stated maturity, or (ii) any Indebtedness (other than the Obligations) of the Borrower, any of its Restricted Subsidiaries shall be declared to be (or shall become) due and payable, or required to be prepaid other than by a regularly scheduled required prepayment, prior to the stated maturity thereof (other than, in the case of this clause (ii), any secured Indebtedness that is required to be prepaid as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness so long as such sale or transfer is not prohibited under this Agreement and such Indebtedness is paid in full concurrently with such sale or transfer), provided that it shall not be a Default or an Event of Default under this Section 10.04 unless the aggregate principal amount of all Indebtedness as described in preceding clauses (i) and (ii) is at least $15,000,000; or

10.05. Bankruptcy, etc.

The Borrower or any of its Restricted Subsidiaries (other than any Immaterial Subsidiary) shall commence a voluntary case concerning itself under Title 11 of the United States Code entitled "Bankruptcy," as now or hereafter in effect, or any successor thereto (the "Bankruptcy Code"); or an involuntary case is commenced against the Borrower or any of its Restricted Subsidiaries (other than any Immaterial Subsidiary) and the petition is not controverted within 30 days, or is not dismissed within 60 days after the filing thereof; or a custodian (as defined in the Bankruptcy Code) is appointed for, or takes charge of, all or substantially all of the property of the Borrower or any of its Restricted Subsidiaries (other than any Immaterial Subsidiary) to operate all or any substantial portion of the business of the Borrower or any of its Restricted Subsidiaries (other than any Immaterial Subsidiary) or the Borrower or any of its Restricted Subsidiaries (other than any Immaterial Subsidiary) commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to the Borrower or any of its Restricted Subsidiaries (other than any Immaterial Subsidiary) or there is commenced against the Borrower or any of its Restricted Subsidiaries (other than any Immaterial Subsidiary) any such proceeding which remains undismissed for a period of 60 days after the filing thereof, or the Borrower or any of its Restricted Subsidiaries (other than any Immaterial Subsidiary) is adjudicated insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding is entered; or the Borrower or any of its Restricted Subsidiaries (other than any Immaterial Subsidiary) makes a general assignment for the benefit of creditors; or any Company action is taken by the Borrower or any of its Restricted Subsidiaries (other than any Immaterial Subsidiary) authorizing any of the foregoing; or

10.06. <u>ERISA</u>.

(a) One or more ERISA Events shall have occurred;

(b) there is or arises an Unfunded Pension Liability (taking into account only Plans with positive Unfunded Pension Liability); or

(c) there is or arises any potential withdrawal liability under Section 4201 of ERISA, if the Borrower, any Subsidiary of the Borrower or the ERISA Affiliates were to withdraw completely from any and all Multiemployer Plans;

and the liability of any or all of the Borrower, any Subsidiary of the Borrower and the ERISA Affiliates contemplated by the foregoing clauses (a), (b) and (c), either individually or in the aggregate, has had or would be reasonably expected to have, a Material Adverse Effect; or

10.07. <u>Security Documents</u>

. Any of the Security Documents shall cease to be in full force and effect (other than in accordance with its terms or as the direct and exclusive result of an action or a failure to act, in each case in a manner otherwise specified as required to be undertaken (or not undertaken, as the case may be) by a provision of any Credit Document, on the part of any Administrative Agent, the Collateral Agent or any Lender), or shall cease to give the Collateral Agent for the benefit of the Secured Creditors the Liens, rights, powers and privileges purported to be created thereby (including, without limitation, a perfected security interest (if and to the extent such Collateral can be perfected by the actions required by the applicable Security Document) in, and Lien on, all of the Collateral, in favor of the Collateral Agent, superior to and prior to the rights of all third Persons (except as permitted by Section 9.01), and subject to no other Liens (except as permitted by Section 9.01); <u>provided</u> that the failure to have a perfected (if and to the extent such Collateral can be perfected by the actions required by the applicable Security Document) and enforceable Lien on Collateral in favor of the Collateral Agent shall not give rise to an Event of Default under this Section 10.07 at any time, unless the aggregate fair market value of all Collateral over which the Collateral Agent fails to have such a perfected and enforceable Lien equals or exceeds $5,000,000 at any time, except to the extent that such failure of perfection or enforceability results from any act or omission of the Collateral Agent or the Administrative Agent (so long as such act or omission does not result from a Credit Party's breach of, or non-compliance, with the terms of any Credit Document); or

10.08. <u>Guaranties</u>

. Any Subsidiaries Guaranty or any provision thereof shall cease to be in full force or effect as to any Subsidiary Guarantor (except as a result of a release of any Subsidiary Guarantor in accordance with the terms thereof), or any Subsidiary Guarantor or any Person acting for or on behalf of such Subsidiary Guarantor shall deny or disaffirm such Subsidiary Guarantor's obligations under the Subsidiaries Guaranty to which it is a party; or

10.09. <u>Judgments</u>

. One or more final judgments or decrees shall be entered against the Borrower or any Restricted Subsidiary of the Borrower involving in the aggregate for the Borrower and its Restricted Subsidiaries a liability (not paid or to the extent not covered by a reputable and solvent insurance company with respect to judgments for the payment of money and for which coverage has not been denied after written notice has been furnished thereto) and such final judgments and decrees are not vacated, discharged or stayed or bonded pending appeal for any period of 60 consecutive days and the aggregate amount of all such judgments equals or exceeds $15,000,000; or

10.10. <u>Change of Control</u>

. A Change of Control shall occur; or

10.11. [Intentionally Omitted]

.

10.12. <u>FCC Licenses and Authorizations</u>

. There shall have occurred any of the following: (i) the Borrower or any of its Restricted Subsidiaries shall lose, fail to keep in force, suffer the termination, suspension or revocation of or terminate, forfeit or suffer an amendment to any FCC License or other material license at any time held by it, the loss, termination, suspension or revocation of which could reasonably be expected to have a Material Adverse Effect, (ii) any proceeding shall be brought by any Person challenging the validity or enforceability of any Necessary Authorization of the Borrower or any of its Restricted Subsidiaries, except when such proceeding could not reasonably be expected to have a Material Adverse Effect, (iii) the Borrower or any of its Restricted Subsidiaries shall fail to comply with the Communications Act or any rule or regulation promulgated by the FCC and such failure to comply results in a fine in excess of $15,000,000, (iv) the FCC shall materially and adversely modify any material Necessary Authorization or shall suspend, revoke or terminate any Necessary Authorization and such modification, suspension, revocation or termination is not subject to appeal or is being appealed by the Borrower or a Restricted Subsidiary so as to prevent the effectiveness of such modification, suspension, revocation or termination, except when such modification, suspension, revocation or termination could not reasonably be expected to have a Material Adverse Effect, or (v) any contractual obligation which is materially necessary to the operation of the broadcasting operations of the Borrower or any of its Restricted Subsidiaries shall be revoked or terminated and not replaced by a substitute, within 90 days after such revocation or termination, and such revocation or termination and non-replacement could reasonably be expected to have a Material Adverse Effect; or

10.13. <u>Senior Indebtedness</u>

. (a) The Indebtedness under the Permitted Subordinated Debt Documents or any other Subordinated Indebtedness of the Borrower and its Subsidiaries in an aggregate principal amount equal to or greater than $2,500,000 shall cease (or any Credit Party or an Affiliate of any Credit Party shall so assert), for any reason, to be validly subordinated to the Obligations as provided in the Permitted Subordinated Debt Documents or the agreements evidencing such other Subordinated Indebtedness, or (b) the Senior Notes Intercreditor Agreement or Revolver Intercreditor Agreement shall cease to be in full force and effect, or shall cease to give the Collateral Agent, for the benefit of the Secured Creditors, Lien priority, rights, powers and privileges purported to be created and granted thereunder, or the Borrower or any of its Restricted Subsidiaries, any trustee, collateral trustee, noteholder or other secured party under the Senior Secured Notes or any agreement executed in connection therewith or any agent, lender or other secured party under the Revolving Loan Documents shall seek to establish the invalidity or unenforceability thereof;

then, and in any such event, and at any time thereafter, if any Event of Default shall then be continuing, the Administrative Agent, upon the written request of the Required Lenders, shall by written notice to the Borrower, take any or all of the following actions, without prejudice to the rights of the Administrative Agent, any Lender or the holder of any Note to enforce its claims against any Credit Party (<u>provided</u> that, if an Event of Default specified in Section 10.05 shall occur with respect to the Borrower, the result which would occur upon the giving of written notice by the Administrative Agent as specified in clauses (i) and (ii) below shall occur automatically without the giving of any such notice): (i) declare the Total Commitment terminated, whereupon all Commitments of each Lender shall forthwith terminate immediately and shall forthwith become due and payable without any other notice of any kind; (ii) declare the principal of and any accrued interest in respect of all Loans and the Notes and all Obligations owing hereunder and thereunder to be, whereupon the same shall become, forthwith due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby waived by each Credit Party; (iii) subject to Section 8.11(b), enforce, as Collateral Agent, all of the Liens and security interests created pursuant to the Security Documents; (iv) enforce each Subsidiaries Guaranty; and (v) apply any cash collateral held by the Administrative Agent pursuant to Section 4.02 to the repayment of the Obligations.

SECTION 11. The Administrative Agent

11.01. Appointment

. The Lenders hereby irrevocably designate and appoint Jefferies as Administrative Agent (for purposes of this Section 11 and Section 12.01, the term "Administrative Agent" also shall include Jefferies in its capacity as Collateral Agent pursuant to the Security Documents) to act as specified herein and in the other Credit Documents. Each Lender hereby irrevocably authorizes, and each holder of any Note by the acceptance of such Note shall be deemed irrevocably to authorize, the Administrative Agent to take such action on its behalf under the provisions of this Agreement, the other Credit Documents and any other instruments and agreements referred to herein or therein and to exercise such powers and to perform such duties hereunder and thereunder as are specifically delegated to or required of the Administrative Agent by the terms hereof and thereof and such other powers as are reasonably incidental thereto. The Administrative Agent may perform any of its respective duties hereunder by or through any one or more sub-agents appointed by it or through its Related Parties. The exculpatory provisions of this Section 11 shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the Tranches as well as activities as Administrative Agent. The provisions of this Section 11 are solely for the benefit of the Administrative Agent and the Lenders, and no Credit Party shall have rights as a third party beneficiary of any such provisions. The Administrative Agent shall not be responsible for the negligence or misconduct of any sub-agent except to the extent that a court of competent jurisdiction determines in a final nonappealable judgment that the Administrative Agent acted with gross negligence or willful misconduct in the selection of such sub-agent. In performing its functions and duties hereunder, the Administrative Agent shall act solely as an agent of the Lenders and does not assume and shall not be deemed to have assumed any obligation towards or relationship of agency or trust with or for the Borrower or any of its Subsidiaries. Each Lender irrevocably appoints each other Lender as its agent and bailee for the purpose of perfecting Liens (whether pursuant to Section 8-301(a)(2) of the UCC or otherwise), for the benefit of the Secured Creditors, in assets in which, in accordance with the UCC or any other applicable legal requirement a security interest can be perfected by possession or control. Should any Lender (other than the Collateral Agent) obtain possession or control of any such Collateral, such Lender shall notify the Collateral Agent thereof, and, promptly following the Collateral Agent's request therefor, shall deliver such Collateral to the Collateral Agent or otherwise deal with such Collateral in accordance with the Collateral Agent's instructions.

11.02. Nature of Duties

. (a)   The Administrative Agent shall not have any duties or responsibilities except those expressly set forth in this Agreement and in the other Credit Documents. Neither the Administrative Agent nor any of its Related Parties shall be liable for any action taken or omitted by it or them hereunder or under any other Credit Document or in connection herewith or therewith(i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent shall believe in good faith shall be necessary, under the circumstances as provided in Section 12.12) or (ii) in the absence of its or their gross negligence, bad faith or willful misconduct (as determined by a court of competent jurisdiction in a final and non-appealable decision). The duties of the Administrative Agent shall be mechanical and administrative in nature; the Administrative Agent shall not have by reason of this Agreement or any other Credit Document a fiduciary relationship in respect of any Lender or the holder of any Note; and nothing in this Agreement or in any other Credit Document, expressed or implied, is intended to or shall be so construed as to impose upon the Administrative Agent any obligations in respect of this Agreement or any other Credit Document except as expressly set forth herein or therein. The Administrative Agent shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated by the Credit Documents that the Administrative Agent is required to exercise in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be necessary under the circumstances as provided in Section 12.12); provided that the Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent to liability, if the Administrative Agent is not indemnified to its satisfaction, or that is contrary to any Credit Document or applicable legal requirements including, for the avoidance of doubt any action that may be in violation of the automatic stay under any Debtor Relief Law or that may affect a foreclosure, modification or termination of property of a Lender in default under this Agreement under any Debtor Relief Law.

(b)   Notwithstanding any other provision of this Agreement or any provision of any other Credit Document, the Lead Arranger is named as such for recognition purposes only, and in its capacity as such shall have no powers, duties, responsibilities or liabilities with respect to this Agreement or the other Credit Documents or the transactions contemplated hereby and thereby; it being understood and agreed that the Lead Arranger shall be entitled to all indemnification and reimbursement rights in favor of the Administrative Agent as, and to the extent, provided for under Sections 11.06 and 12.01. Without limitation of the foregoing, the Lead Arranger shall not, solely by reason of this Agreement or any other Credit Documents, have any fiduciary relationship in respect of any Lender, Loan Party or any other Person.

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11.03. Lack of Reliance on the Administrative Agent

. Independently and without reliance upon the Administrative Agent, the Collateral Agent, the Lead Arranger, each Lender and the holder of each Note, to the extent it deems appropriate, has made and shall continue to make (i) its own independent investigation of the financial condition and affairs of the Borrower and its Restricted Subsidiaries in connection with the purchase of the Loan, the making and the continuance of the Loans and the taking or not taking of any action in connection herewith and (ii) its own appraisal of the creditworthiness of the Borrower and its Restricted Subsidiaries and, except as expressly provided in this Agreement, none of the Administrative Agent, the Collateral Agent or the Lead Arranger shall have any duty or responsibility, either initially or on a continuing basis, to provide any Lender or the holder of any Note with any credit or other information with respect thereto, whether coming into its possession before the making of the Loans or at any time or times thereafter. Each of the Lenders represents and warrants that it has reviewed each document made available to it on the Platform in connection with this Agreement and has acknowledged and accepted the terms and conditions applicable to the recipients thereof (including any such terms and conditions set forth, or otherwise maintained, on the Platform with respect thereto). None of the Administrative Agent, the Collateral Agent or the Lead Arranger shall be responsible to any Lender or the holder of any Note for any recitals, statements, information, representations or warranties herein or in any document, certificate or other writing delivered in connection herewith or for the execution, effectiveness, genuineness, validity, enforceability, perfection, collectability, priority or sufficiency of this Agreement or any other Credit Document or the financial condition of the Borrower or any of its Subsidiaries or be required to make any inquiry concerning either the performance or observance of any of the terms, provisions or conditions of this Agreement or any other Credit Document, or the financial condition of the Borrower or any of its Subsidiaries or the existence or possible existence of any Default or Event of Default. None of the Administrative Agent, the Collateral Agent or the Lead Arranger shall be deemed not to have knowledge of any Default unless and until written notice describing such Default is given to such Person by the Borrower or a Lender. Each party to this Agreement acknowledges and agrees that the Administrative Agent and the Collateral Agent may from time to time use one or more outside service providers for the tracking of all UCC financing statements (and/or other collateral related filings and registrations from time to time) required to be filed or recorded pursuant to the Credit Documents and the notification to the Administrative Agent or the Collateral Agent, of, among other things, the upcoming lapse or expiration thereof, and that each of such service providers will be deemed to be acting at the request and on behalf of Borrower and the other Credit Parties.

11.04. Certain Rights of the Administrative Agent

. If the Administrative Agent requests instructions from the Required Lenders with respect to any act or action (including failure to act) in connection with this Agreement or any other Credit Document, the Administrative Agent shall be entitled to refrain from such act or taking such action unless and until the Administrative Agent shall have received instructions from the Required Lenders; and the Administrative Agent shall not incur liability to any Lender by reason of so refraining. Without limiting the foregoing, neither any Lender nor the holder of any Note shall have any right of action whatsoever against the Administrative Agent as a result of the Administrative Agent acting or refraining from acting hereunder or under any other Credit Document in accordance with the instructions of the Required Lenders.

11.05. Reliance

. The Administrative Agent shall be entitled to rely, and shall be fully protected in relying, upon any note, writing, resolution, notice, statement, certificate, telex, teletype or telecopier message, cablegram, radiogram, order or other document or telephone message signed, sent or made by any Person that the Administrative Agent believed to be the proper Person, and, with respect to all legal matters pertaining to this Agreement and any other Credit Document and its duties hereunder and thereunder, upon advice of counsel selected by the Administrative Agent. In determining compliance with any condition hereunder to the making of a Loan that by its terms must be fulfilled to the satisfaction of a Lender, the Administrative Agent may presume that such condition is satisfactory to such Lender unless the Administrative Agent shall have received written notice to the contrary from such Lender prior to the making of such Loan.

11.06. Indemnification

. To the extent the Administrative Agent (or any Related Party thereof) is not reimbursed and indemnified by the Borrower, the Lenders will reimburse and indemnify the Administrative Agent (and any Related Party thereof) in proportion to their respective "percentage" as used in determining the Required Lenders as in effect on the date on which indemnification is sought under this Section 11.06 (or, if indemnification is sought after the date upon which all Commitments shall have terminated and all of the Obligations (other than inchoate indemnification obligations) shall have been paid in full, in proportion to their respective "percentage" as used in determining the Required Lenders as in effect immediately prior to such date) for and against any and all liabilities, obligations, losses, damages, penalties, claims, actions, judgments, suits, costs, expenses or disbursements of whatsoever kind or nature which may be imposed on, asserted against or incurred by the Administrative Agent (or any Related Party thereof) in performing its duties hereunder or under any other Credit Document or in any way relating to or arising out of, the Commitments, this Agreement, any other Credit Document or any documents contemplated by or referred to herein or therein, the Transactions or any of the other transactions contemplated hereby or thereby or any action taken or omitted by the Administrative Agent or Related Party under or in connection with any of the foregoing (**IN ALL CASES, WHETHER OR NOT CAUSED OR ARISING, IN WHOLE OR IN PART, OUT OF THE COMPARATIVE, CONTRIBUTORY OR SOLE NEGLIGENCE OF THE ADMINISTRATIVE AGENT OR ANY OF ITS RELATED PARTIES**); provided that no Lender shall be liable for the payment of any portion of such liabilities, obligations, losses, damages, penalties, claims, actions, judgments, suits, costs, expenses or disbursements that are found by a final and nonappealable judgment of a court of competent jurisdiction to have directly resulted solely and directly from the Administrative Agent's or Related Party's, as the case may be, gross negligence, bad faith or willful misconduct. The agreements in this Section 11.06 shall survive the payment of the Loans and all other amounts payable hereunder.

11.07. The Administrative Agent in its Individual Capacity

. With respect to its obligation to make Loans under this Agreement, the Administrative Agent shall have the rights and powers specified herein for a "Lender" and may exercise the same rights and powers as though it were not performing the duties specified herein; and the term "Lender," "Majority Lenders", "Required Lenders," "Holders of Notes" or any similar terms shall, unless the context clearly indicates otherwise, include the Administrative Agent in its respective individual capacities. The Administrative Agent and its affiliates may accept deposits from, lend money to, and generally engage in any kind of banking, investment banking, trust or other business with, or provide debt financing, equity capital or other services (including financial advisory services) to any Credit Party or any Affiliate of any Credit Party (or any Person engaged in a similar business with any Credit Party or any Affiliate thereof) as if they were not performing the duties specified herein, and may accept fees and other consideration from any Credit Party or any Affiliate of any Credit Party for services in connection with this Agreement and otherwise without having to account for the same to the Lenders.

11.08. Holders

. The Administrative Agent may deem and treat the payee of any Note as the owner thereof for all purposes hereof unless and until a written notice of the assignment, transfer or endorsement thereof, as the case may be, shall have been filed with the Administrative Agent. Any request, authority or consent of any Person who, at the time of making such request or giving such authority or consent, is the holder of any Note shall be conclusive and binding on any subsequent holder, transferee, assignee or endorsee, as the case may be, of such Note or of any Note or Notes issued in exchange therefor.

11.09. Resignation by the Administrative Agent

. (a) The Administrative Agent may resign from the performance of all its respective functions and duties hereunder and/or under the other Credit Documents at any time by giving 20 Business Days' prior written notice to the Lenders and, unless an Event of Default under Section 10.05 then exists, the Borrower. Such resignation shall take effect upon the appointment of a successor Administrative Agent pursuant to clauses (b) and (c) below or as otherwise provided below.

(b) Upon any such notice of resignation by the Administrative Agent, the Required Lenders shall appoint a successor Administrative Agent hereunder or thereunder who shall be a commercial bank or trust company reasonably acceptable to the Borrower, which acceptance shall not be unreasonably withheld or delayed (provided that the Borrower's approval shall not be required if an Event of Default then exists).

(c) If a successor Administrative Agent shall not have been so appointed within such 20 Business Day period, the Administrative Agent, with the consent of the Borrower (which consent shall not be unreasonably withheld or delayed, provided that the Borrower's consent shall not be required if an Event of Default then exists), shall then appoint a successor Administrative Agent who shall serve as Administrative Agent hereunder or thereunder until such time, if any, as the Required Lenders appoint a successor Administrative Agent as provided above.

(d) If no successor Administrative Agent has been appointed pursuant to clause (b) or (c) above by the 20th Business Day after the date such notice of resignation was given by the Administrative Agent, the Administrative Agent's resignation shall become effective and the Required Lenders shall thereafter perform all the duties of the Administrative Agent hereunder and/or under any other Credit Document until such time, if any, as the Required Lenders appoint a successor Administrative Agent as provided above.

(e) Upon a resignation of the Administrative Agent pursuant to this Section 11.09, the Administrative Agent, its sub-agents and its Related Parties shall remain indemnified to the extent provided in this Agreement and the other Credit Documents and the provisions of this Section 11 (and the analogous provisions of the other Credit Documents) shall continue in effect for the benefit of the Administrative Agent its sub-agents and its Related Parties for all of their actions and inactions while serving as the Administrative Agent, its sub-agents and Related Parties.

11.10. <u>Collateral Matters</u>.

(a) Each Lender authorizes and directs the Collateral Agent to enter into the Security Documents for the benefit of the Lenders and the other Secured Creditors. Each Lender hereby agrees, and each holder of any Note by the acceptance thereof will be deemed to agree, that, except as otherwise set forth herein, any action taken by the Required Lenders in accordance with the provisions of this Agreement or the Security Documents, and the exercise by the Required Lenders of the powers set forth herein or therein, together with such other powers as are reasonably incidental thereto, shall be authorized and binding upon all of the Lenders. The Collateral Agent is hereby authorized on behalf of all of the Lenders, without the necessity of any notice to or further consent from any Lender, from time to time prior to the occurrence and continuance of an Event of Default, to take any action with respect to any Collateral or Security Documents which may be necessary to perfect and maintain perfected the security interest in and liens upon the Collateral granted pursuant to the Security Documents (if and to the extent such security interest is required to be perfected pursuant to such Security Documents).

(b) The Lenders hereby authorize the Collateral Agent, at its option and in its discretion, to release (or subordinate) any Lien granted to or held by the Collateral Agent upon any Collateral (i) upon termination of the Commitments and payment and satisfaction of all of the Obligations (other than inchoate indemnification obligations) at any time arising under or in respect of this Agreement or the Credit Documents or the transactions contemplated hereby or thereby, (ii) constituting property being sold or otherwise disposed of (to Persons other than the Borrower and its Restricted Subsidiaries) upon the sale or other disposition thereof in compliance with Section 9.02, (iii) if approved, authorized or ratified in writing by the Required Lenders (or all of the Lenders hereunder, to the extent required by Section 12.12), (iv) owned by a Subsidiary Guarantor upon release of such Subsidiary Guarantor from its obligations under its Subsidiaries Guaranty in accordance with the terms thereof, (v) as otherwise may be expressly provided in the relevant Security Documents or the last sentence of each of Sections 9.01 and 9.02 or (vi) upon designation of a Restricted Subsidiary as an Unrestricted Subsidiary in accordance with the requirements of Section 8.14, with respect to Collateral of such Restricted Subsidiary. Upon request by the Administrative Agent at any time, the Lenders will confirm in writing the Collateral Agent's authority to release (or subordinate) particular types or items of Collateral pursuant to this Section 11.10.

(c) Anything contained in any of the Credit Documents to the contrary notwithstanding, the Borrower, the Administrative Agent, the Collateral Agent and each Lender hereby agree that (i) no Secured Creditor shall have any right individually to realize upon any of the Collateral or to enforce any Subsidiaries Guaranty, it being understood and agreed that all powers, rights and remedies hereunder and under any of the Credit Documents may be exercised solely by the Administrative Agent or the Collateral Agent, as applicable, for the benefit of the Secured Creditors in accordance with the terms hereof and thereof and all powers, rights and remedies under the Security Documents may be exercised solely by the Collateral Agent for the benefit of the Secured Creditors in accordance with the terms thereof, and (ii) in the event of a foreclosure or similar enforcement action by the Collateral Agent on any of the Collateral pursuant to a public or private sale or other disposition (including, without limitation, pursuant to Section 363(k), Section 1129(b)(2)(a)(ii) or otherwise of the Bankruptcy Code), the Collateral Agent (or any Lender, except with respect to a "credit bid" pursuant to Section 363(k), Section 1129(b)(2)(a)(ii) or otherwise of the Bankruptcy Code,) may be the purchaser or licensor of any or all of such Collateral at any such sale or other disposition and the Collateral Agent, as agent for and representative of the Secured Creditors (but not any Lender or Lenders in its or their respective individual capacities) shall be entitled, upon instructions from the Required Lenders, for the purpose of bidding and making settlement or payment of the purchase price for all or any portion of the Collateral sold at any such sale or disposition, to use and apply any of the Obligations as a credit on account of the purchase price for any collateral payable by the Collateral Agent at such sale or other disposition.

(d) The Collateral Agent shall have no obligation whatsoever to the Secured Creditors or to any other Person to assure that the Collateral exists or is owned by any Credit Party or is cared for, protected or insured or that the Liens granted to the Collateral Agent herein or pursuant hereto have been properly or sufficiently or lawfully created, perfected, protected or enforced or are entitled to any particular priority, or to exercise or to continue exercising at all or in any manner or under any duty of care, disclosure or fidelity any of the rights, authorities and powers granted or available to the Collateral Agent in this Section 11.10 or in any of the Security Documents, it being understood and agreed that in respect of the Collateral, or any act, omission or event related thereto, the Collateral Agent may act in any manner it may deem appropriate, in its sole discretion, given the Collateral Agent's own interest in the Collateral as one of the Lenders and that the Collateral Agent shall have no duty or liability whatsoever to the Secured Creditors, except for its gross negligence, bad faith or willful misconduct (as determined by a court of competent jurisdiction in a final and non-appealable decision).

11.11. <u>Administrative Agent may File Bankruptcy Disclosure and Proofs of Claim</u> .

(a) In case of the pendency of any proceeding under any Debtor Relief Laws relative to any Credit Party, the Administrative Agent (irrespective of whether the principal of any Loan shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on Borrower) shall be entitled and empowered (but not obligated) by intervention in such proceeding or otherwise:

(i) to file a verified statement pursuant to rule 2019 of the Federal Rules of Bankruptcy Procedure that, in its sole opinion, complies with such rule's disclosure requirements for entities representing more than one creditor;

(ii) to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders and the Administrative Agent allowed in such judicial proceeding; and

(iii) to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Administrative Agent and its agents, Related Parties and counsel, and any other amounts due the Administrative Agent under this Agreement. To the extent that the payment of any such compensation, expenses, disbursements and advances of the Administrative Agent, its agents, Related Parties and counsel, and any other amounts due the Administrative Agent under this Agreement out of the estate in any such proceeding, shall be denied for any reason, payment of the same shall be secured by a Lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties that the Lenders may be entitled to receive in such proceeding whether in liquidation or under any plan of reorganization or arrangement or otherwise.

(b) Nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender or to authorize the Administrative Agent to vote in respect of the claim of any Lender in any such proceeding.

11.12. <u>Delivery of Information; Lender's Acknowledgement</u>

. (a) The Administrative Agent shall not be required to deliver to any Lender originals or copies of any documents, instruments, notices, communications or other information received by the Administrative Agent from any Credit Party, any Restricted Subsidiary, the Required Lenders, any Lender or any other Person under or in connection with this Agreement or any other Credit Document except (i) as specifically provided in this Agreement or any other Credit Document and (ii) as specifically requested from time to time in writing by any Lender with respect to a specific document, instrument, notice or other written communication received by and in the possession of the Administrative Agent at the time of receipt of such request and then only in accordance with such specific request.

(b) Each Lender, by delivering its signature page to this Agreement or an Assignment and Assumption Agreement and funding its Loan, shall be deemed to have acknowledged receipt of, and consented to and approved, each Credit Document and each other document required to be approved by the Administrative Agent, the Required Lenders or the Lenders, as applicable, on the Effective Date.

11.13. <u>Subordination of Liens</u>

<u>; Senior Notes Intercreditor Agreement</u>. (a) Notwithstanding any provision in this Agreement or the other Credit Documents, each Secured Creditors irrevocably (i) authorizes and instructs the Administrative Agent and/or Collateral Agent enter into the Revolver Intercreditor Agreement and to subordinate any Lien on any property granted to or held by the Administrative Agent and/or Collateral Agent under any Loan Document pursuant to the Revolver Intercreditor Agreement to the holder of any Lien on such property that secures Indebtedness under the Revolving Credit Agreement permitted under <u>Section 9.04(i)(y)</u> and (ii) agrees that it will be bound by and will take no actions contrary to the provisions of the Revolver Intercreditor Agreement.

(b) Notwithstanding any provision in this Agreement or the other Credit Documents, each Secured Creditors irrevocably (i) authorizes and instructs the Administrative Agent and/or Collateral Agent enter into the Senior Notes Intercreditor Agreement and (ii) agrees that it will be bound by and will take no actions contrary to the provisions of the Senior Notes Intercreditor Agreement.

11.14. <u>Withholding Taxes</u>.

To the extent required by any applicable law, the Administrative Agent may withhold from any payment to any Lender an amount equivalent to any applicable withholding Tax. If the IRS or any other Governmental Authority asserts a claim that the Administrative Agent did not properly withhold tax from amounts paid to or for the account of any Lender because the appropriate form was not delivered or was not properly executed or because such Lender failed to notify the Administrative Agent of a change in circumstance which rendered the exemption from, or reduction of, withholding tax ineffective or for any other reason, or if Administrative Agent reasonably determines that a payment was made to a Lender pursuant to this Agreement without deduction of applicable withholding tax from such payment, such Lender shall indemnify the Administrative Agent fully for all amounts paid, directly or indirectly, by the Administrative Agent as tax or otherwise, including any penalties or interest and together with all expenses (including legal expenses, allocated internal costs and out-of-pocket expenses) incurred.

SECTION 12. <u>Miscellaneous</u>

12.01. <u>Payment of Expenses, etc.</u>

(a) The Borrower hereby agrees to: (i) pay all reasonable documented out-of-pocket costs and expenses of the Administrative Agent (including, without limitation, the reasonable fees and disbursements of Latham & Watkins LLP and one local counsel to the Administrative Agent in each relevant jurisdiction and one regulatory counsel) in connection with the preparation, execution, delivery and administration of this Agreement and the other Credit Documents and the documents and instruments referred to herein and therein, the administration of the Credit Events and Commitments, the perfection and maintenance of the Liens securing the Collateral and any amendment, waiver or consent relating hereto or thereto, of the Administrative Agent, the Lead Arranger and their respective Affiliates in connection with its or their syndication efforts with respect to this Agreement and each of the Administrative Agent and the Lenders in connection with the enforcement of, or protection of their rights under, this Agreement and the other Credit Documents and the documents and instruments referred to herein and therein or in connection with any refinancing or restructuring of the credit arrangements provided under this Agreement in the nature of a "work-out" or pursuant to any insolvency or bankruptcy proceedings (limited to one additional counsel for all such parties, taken as a whole, one local counsel for all such parties, taken as a whole, in each relevant jurisdiction and one regulatory counsel and, solely in the case of an actual or potential conflict of interests among such parties, one additional counsel in each relevant jurisdiction to each group of affected parties similarly situated, taken as a whole); (ii) pay and hold the Administrative Agent, each of the Lenders harmless from and against any and all present and future stamp, court, intangible, recording, filing, excise and other similar documentary taxes with respect to the foregoing matters and hold the Administrative Agent, each of the Lenders harmless from and against any and all liabilities with respect to or resulting from any delay or omission to pay such taxes; and (iii) indemnify the Administrative Agent and each Lender, and each of their respective Related Parties (each, an "<u>Indemnified Person</u>") from and hold each of them harmless against any and all liabilities, obligations (including removal or remedial actions), actual losses, damages, penalties, claims, actions, judgments, suits, costs, expenses and disbursements (including reasonable out-of-pocket fees and disbursements of one primary counsel, one local counsel in each relevant jurisdiction and, solely in the case of a conflict of interest as determined by the affected Indemnified Person, one additional counsel in each applicable jurisdiction to the affected Indemnified Person, taken as a whole) incurred by, imposed on or assessed against any of them as a result of, or arising out of, or in any way related to, or by reason of, (a) any investigation, litigation or other proceeding (whether or not the Administrative Agent or any Lender is a party thereto and whether or not such investigation, litigation or other proceeding is brought by or on behalf of any Credit Party) related to the entering into and/or performance of this Agreement or any other Credit Document or the proceeds of any Loans hereunder or the consummation of the Transaction or any other transactions contemplated herein or in any other Credit Document or the exercise of any of their rights, duties or remedies provided herein or in the other Credit Documents (including the performance by the Administrative Agent of its duties under Section 12.15), or (b) the actual or alleged presence of Hazardous Materials in the air, surface water or groundwater or on the surface or subsurface of any Real Property at any time owned, leased or operated by the Borrower or any of its Restricted Subsidiaries, the generation, storage, transportation, handling or disposal of Hazardous Materials by the Borrower or any of its Restricted Subsidiaries at any location, whether or not owned, leased or operated by the Borrower or any of its Restricted Subsidiaries, the non-compliance by the Borrower or any of its Restricted Subsidiaries with any Environmental Law (including applicable permits thereunder) applicable to any Real Property, or any Environmental Claim, asserted against the Borrower, any of its Restricted Subsidiaries or any Real Property at any time owned, leased or operated by the Borrower or any of its Restricted Subsidiaries, including, in each case, without limitation, the reasonable fees and disbursements of counsel and other consultants incurred in connection with any such investigation, litigation or other proceeding; <u>provided</u> that, notwithstanding the foregoing, such indemnity shall not, as to any Indemnified Person, be available to the extent that such liabilities, obligations, actual losses, damages, penalties, claims, demands, actions, judgments, suits, reasonable out-of-pocket costs, expenses or disbursements resulted from (x) the gross negligence, bad faith or willful misconduct of such Indemnified Person or of any affiliate, director, officer, employee, counsel, agent or attorney-in-fact of such Indemnified Person, as determined by the final non-appealable judgment of a court of competent jurisdiction, (y) a material breach of its obligations under the Credit Documents by such Indemnified Person or of any affiliate, director, officer, employee, counsel, agent or attorney-in-fact of such Indemnified Person as determined by the final non-appealable judgment of a court of competent jurisdiction and (z) any dispute solely among Indemnified Persons other than claims against the Administrative Agent, any Lender or any of their Affiliates in its capacity or in fulfilling its role as Administrative Agent, Lead Arranger or other similar role hereunder and under any of the other Credit Documents (other than claims arising out of any act or omission of the Borrower or any of its Restricted Subsidiaries). To the extent that the undertaking to indemnify, pay or hold harmless the Administrative Agent or any Lender set forth in the preceding sentence may be unenforceable because it is violative of any law or public policy, the Borrower shall make the maximum contribution to the payment and satisfaction of each of the indemnified liabilities which is permissible under applicable law. Notwithstanding anything to the contrary contained in this Section 12.01, any payments required under this clause (a) shall be due 20 days after receipt of a detailed invoice for such costs and expenses.

(b) To the full extent permitted by applicable law, each party hereto shall not assert, and hereby waives, any claim against any each other party, on any theory of liability, for special, indirect, consequential or incidental damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Loan or the use of the proceeds thereof; <u>provided</u>, <u>however</u>, that the foregoing provisions shall not relieve the Borrower of its indemnification obligations as provided in Section 12.01(a) to the extent any Indemnified Person is found liable for any such damages. No Indemnified Person shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Credit Documents or the transactions contemplated hereby or thereby, except to the extent the liability of such Indemnified Person results from such Indemnified Person's gross negligence, bad faith or willful misconduct (as determined by a court of competent jurisdiction in a final and non-appealable decision).

(c) The Borrower agrees that, without the prior written consent of the Administrative Agent and any affected Lender, which consent(s) will not be unreasonably withheld, the Credit Parties will not enter into any settlement of a claim in respect of the subject matter of clause (iii) of Section 12.01(a) unless such settlement includes an explicit and unconditional release from the party bringing such claim of all Indemnified Persons.

(d) The provisions of this Section 12.01 shall remain operative and in full force and effect regardless of the expiration of the term of this Agreement, the consummation of the Transactions and the other transactions contemplated hereby, the repayment of the Loans and any other Obligations, the release of any Subsidiary Guarantor or of all or any portion of the Collateral, the expiration of the Commitments, the invalidity or unenforceability of any term or provision of this Agreement or any other Credit Document, or any investigation made by or on behalf of the Administrative Agent or any Lender.

12.02. <u>Right of Setoff</u>.

(a) In addition to any rights now or hereafter granted under applicable law or otherwise, and not by way of limitation of any such rights, upon the occurrence and during the continuance of an Event of Default, the Administrative Agent and each Lender is hereby authorized at any time or from time to time, without presentment, demand, protest or other notice of any kind to any Credit Party or to any other Person, any such notice being hereby expressly waived, to set off and to appropriate and apply any and all deposits (general or special) (other than accounts used exclusively for payroll, taxes, fiduciary and trust purposes, and employee benefits) and any other Indebtedness at any time held or owing by the Administrative Agent or such Lender (including, without limitation, by branches and agencies of the Administrative Agent or such Lender wherever located) to or for the credit or the account of the Borrower or any of its Restricted Subsidiaries against and on account of the Obligations and liabilities of the Credit Parties to the Administrative Agent or such Lender under this Agreement or under any of the other Credit Documents, including, without limitation, all interests in Obligations purchased by such Lender pursuant to Section 12.04(b), and all other claims of any nature or description arising out of or connected with this Agreement or any other Credit Document, irrespective of whether or not the Administrative Agent or such Lender shall have made any demand hereunder and although said Obligations, liabilities or claims, or any of them, shall be contingent or unmatured; <u>provided</u> that any recovery by any Lender or its Affiliates pursuant to its setoff rights under this Section 12.02 is subject to the provisions of Section 12.06(d).

(b) **NOTWITHSTANDING THE FOREGOING SUBSECTION (a), AT ANY TIME THAT THE LOANS OR ANY OTHER OBLIGATION SHALL BE SECURED BY REAL PROPERTY LOCATED IN CALIFORNIA, NO LENDER SHALL EXERCISE A RIGHT OF SETOFF, LIEN OR COUNTERCLAIM OR TAKE ANY COURT OR ADMINISTRATIVE ACTION OR INSTITUTE ANY PROCEEDING TO ENFORCE ANY PROVISION OF THIS AGREEMENT OR ANY NOTE UNLESS IT IS TAKEN WITH THE CONSENT OF THE REQUIRED LENDERS OR APPROVED IN WRITING BY THE ADMINISTRATIVE AGENT, IF SUCH SETOFF OR ACTION OR PROCEEDING WOULD OR MIGHT (PURSUANT TO CALIFORNIA CODE OF CIVIL PROCEDURE SECTIONS 580a, 580b, 580d AND 726 OF THE CALIFORNIA CODE OF CIVIL PROCEDURE OR SECTION 2924 OF THE CALIFORNIA CIVIL CODE, IF APPLICABLE, OR OTHERWISE) AFFECT OR IMPAIR THE VALIDITY, PRIORITY OR ENFORCEABILITY OF THE LIENS GRANTED TO THE COLLATERAL AGENT PURSUANT TO THE SECURITY DOCUMENTS OR THE ENFORCEABILITY OF THE NOTES AND OTHER OBLIGATIONS HEREUNDER, AND ANY ATTEMPTED EXERCISE BY ANY LENDER OF ANY SUCH RIGHT WITHOUT OBTAINING SUCH CONSENT OF THE REQUIRED LENDERS OR THE ADMINISTRATIVE AGENT SHALL BE NULL AND VOID. THIS SUBSECTION (b) SHALL BE SOLELY FOR THE BENEFIT OF EACH OF THE LENDERS AND THE ADMINISTRATIVE AGENT HEREUNDER.**

12.03. <u>Notices, Electronic Communications</u>.

(a) Except as otherwise expressly provided herein, all notices and other communications provided for hereunder shall be in writing (including telegraphic, telecopier or cable communication) and mailed, telegraphed, telecopied, cabled or delivered: if to any Credit Party, at the address specified opposite its signature below or in the other relevant Credit Documents; if to any Lender, at its address specified on Schedule 12.03; and if to the Administrative Agent, at the Notice Office; or, as to any Credit Party or the Administrative Agent, at such other address as shall be designated by such party in a written notice to the other parties hereto and, as to each Lender, at such other address as shall be designated by such Lender in a written notice to the Borrower and the Administrative Agent. All such notices and communications shall, when mailed, telegraphed, telecopied, or cabled or sent by overnight courier, be effective when deposited in the mails, delivered to the telegraph company, cable company or overnight courier, as the case may be, or sent by telecopier, except that notices and communications to the Administrative Agent and the Borrower shall not be effective until received by the Administrative Agent or the Borrower, as the case may be. As agreed to among the Borrower, the Administrative Agent and the applicable Lenders from time to time, notices and other communications may also be delivered by e-mail to the e-mail address of a representative of the applicable Person provided from time to time by such Person.

(b) The Borrower hereby agrees, unless directed otherwise by the Administrative Agent or unless the electronic mail address referred to below has not been provided by the Administrative Agent to the Borrower, that it will, or will cause its Subsidiaries to, provide to the Administrative Agent all information, documents and other materials that it is obligated to furnish to the Administrative Agent pursuant to the Credit Documents or to the Lenders under Section 8, including all notices, requests, financial statements, financial and other reports, certificates and other information materials, but excluding any such communication that (i) is or relates to a Notice of Borrowing or a Notice of Conversion/Continuation, (ii) relates to the payment of any principal or other amount due under this Agreement prior to the scheduled date therefor, (iii) provides notice of any Default or Event of Default under this Agreement or any other Credit Document or (iv) is required to be delivered to satisfy any condition precedent to the effectiveness of this Agreement and/or any Borrowing or other extension of credit hereunder (all such non-excluded communications being referred to herein collectively as "<u>Communications</u>"), by transmitting the Communications in an electronic/soft medium that is properly identified in a format acceptable to the Administrative Agent to an electronic mail address as directed by the Administrative Agent. In addition, the Borrower agrees, and agrees to cause its Subsidiaries, to continue to provide the Communications to the Administrative Agent or the Lenders, as the case may be, in the manner specified in the Credit Documents but only to the extent requested by the Administrative Agent.

(c) The Borrower hereby acknowledges that (a) the Administrative Agent will make available to the Lenders materials and/or information provided by or on behalf of the Borrower hereunder (collectively, the "<u>Borrower Materials</u>") by posting the Borrower Materials on Intralinks, SyndTrak or another similar electronic system (the "<u>Platform</u>") and (b) certain of the Lenders may be "public-side" Lenders (i.e., Lenders that do not wish to receive material non-public information with respect to the Borrower, its Subsidiaries or their securities) (each, a "<u>Public Lender</u>"). The Borrower hereby agrees that (w) all Borrower Materials that are to be made available to Public Lenders shall be clearly and conspicuously marked "PUBLIC" which, at a minimum, shall mean that the word "PUBLIC" shall appear prominently on the first page thereof; (x) by marking Borrower Materials "PUBLIC," the Borrower shall be deemed to have authorized the Administrative Agent and the Lenders to treat such Borrower Materials as not containing any material non-public information with respect to the Borrower or its securities for purposes of United States federal and state securities laws (provided, however, that to the extent such Borrower Materials constitute Information, they shall be treated as set forth in Section 12.16); (y) all Borrower Materials marked "PUBLIC" are permitted to be made available through a portion of the Platform designated as "Public Investor;" and (z) the Administrative Agent shall be entitled to treat any Borrower Materials that are not marked "PUBLIC" as being suitable only for posting on a portion of the Platform not marked as "Public Investor." Notwithstanding the foregoing, the following Borrower Materials shall be marked "PUBLIC", unless the Borrower notifies the Administrative Agent promptly that any such document contains material non-public information: (1) the Credit Documents and (2) notification of changes in the terms of this Agreement or the other Credit Documents.

(d) Each Public Lender agrees to cause at least one individual at or on behalf of such Public Lender to at all times have selected the "Private Side Information" or similar designation on the content declaration screen of the Platform in order to enable such Public Lender or its delegate, in accordance with such Public Lender's compliance procedures and applicable law, including United States Federal and state securities laws, to make reference to Communications that are not made available through the "Public Side Information" portion of the Platform and that may contain material non-public information with respect to the Borrower or its securities for purposes of United States Federal or state securities laws. The Borrower agrees to use all commercially reasonable efforts to mark any document provided under Section 8.01(a), (b) and (e) "PUBLIC."

(e) THE PLATFORM IS PROVIDED "AS IS" AND "AS AVAILABLE". NEITHER THE ADMINISTRATIVE AGENT NOR ANY OF ITS RELATED PARTIES WARRANTS THE ACCURACY OR COMPLETENESS OF THE COMMUNICATIONS OR THE ADEQUACY OF THE PLATFORM AND EACH EXPRESSLY DISCLAIMS LIABILITY FOR ERRORS OR OMISSIONS IN THE COMMUNICATIONS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS IS MADE BY THE ADMINISTRATIVE AGENT OR ANY OF ITS RELATED PARTIES IN CONNECTION WITH THE COMMUNICATIONS OR THE PLATFORM. IN NO EVENT SHALL THE ADMINISTRATIVE AGENT OR ANY OF ITS RELATED PARTIES HAVE ANY LIABILITY TO ANY CREDIT PARTY, ANY LENDER OR ANY OTHER PERSON FOR DAMAGES OF ANY KIND, WHETHER OR NOT BASED ON STRICT LIABILITY AND INCLUDING DIRECT OR INDIRECT, SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES, LOSSES OR EXPENSES (WHETHER IN TORT, CONTRACT OR OTHERWISE) ARISING OUT OF ANY CREDIT PARTY'S OR THE ADMINISTRATIVE AGENT'S TRANSMISSION OF COMMUNICATIONS THROUGH THE INTERNET, EXCEPT TO THE EXTENT THE LIABILITY OF ANY SUCH PERSON IS FOUND IN A FINAL RULING BY A COURT OF COMPETENT JURISDICTION TO HAVE RESULTED PRIMARILY FROM SUCH PERSON'S GROSS NEGLIGENCE, BAD FAITH OR WILLFUL MISCONDUCT.

(f) The Administrative Agent agrees that the receipt of the Communications by the Administrative Agent at its e-mail address set forth above shall constitute effective delivery of the Communications to the Administrative Agent for purposes of the Credit Documents. Each Lender agrees that receipt of notice to it (as provided in the next sentence) specifying that the Communications have been posted to the Platform shall constitute effective delivery of the Communications to such Lender for purposes of the Credit Documents. Each Lender agrees to notify the Administrative Agent in writing (including by electronic communication) from time to time of such Lender's e-mail address to which the foregoing notice may be sent by electronic transmission and that the foregoing notice may be sent to such e-mail address.

(g) Nothing herein shall prejudice the right of the Administrative Agent or any Lender to give any notice or other communication pursuant to any Credit Document in any other manner specified in such Credit Document.

12.04. Benefit of Agreement; Assignments; Participations.

(a) This Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective permitted successors and assigns of the parties hereto; provided, however, the Borrower may not assign or transfer any of its rights, obligations or interest hereunder without the prior written consent of the Lenders and, provided further, that, although any Lender may grant participations to Eligible Transferees in its rights hereunder, such Lender shall remain a "Lender" for all purposes hereunder (and may not transfer or assign all or any portion of its Commitments hereunder except as provided in Sections 2.13 and 12.04(b)) and the participant shall not constitute a "Lender" hereunder and, provided further, that no Lender shall transfer or grant any participation (A) under which the participant shall have rights to approve any amendment to or waiver of this Agreement or any other Credit Document except to the extent such amendment or waiver would (i) extend the final scheduled maturity of any Loan or Note in which such participant is participating, or reduce the rate or extend the time of payment of interest or Fees thereon (except in connection with a waiver of applicability of any post-default increase in interest rates, which shall not be considered to be a reduction in the rate of interest or fees) or reduce the principal amount thereof, or increase the amount of the participant's participation over the amount thereof then in effect (it being understood that a waiver of any Default or Event of Default or of a mandatory reduction in the Total Commitment or a mandatory prepayment of the Loans shall not constitute a change in the terms of such participation, and that an increase in any Commitment (or the available portion thereof) or Loan shall be permitted without the consent of any participant if the participant's participation is not increased as a result thereof), (ii) consent to the assignment or transfer by the Borrower of any of its rights and obligations under this Agreement or (iii) release all or substantially all of the Collateral under all of the Security Documents (except as expressly provided in the Credit Documents, including any Security Document) supporting the Loans hereunder in which such participant is participating and (B) to the Borrower or any of its Restricted Subsidiaries or Affiliates so long as the provisions set forth in Section 12.04(f) are satisfied. In the case of any such participation, the participant shall not have any rights under this Agreement or any of the other Credit Documents (the participant's rights against such Lender in respect of such participation to be those set forth in the agreement executed by such Lender in favor of the participant relating thereto) and all amounts payable by the Borrower hereunder shall be determined as if such Lender had not sold such participation.

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(b) Notwithstanding the foregoing, any Lender (or any Lender together with one or more other Lenders) may (x) assign all or a portion of its Commitments and related outstanding Obligations (or, if the Commitments with respect to the relevant Tranche have terminated, outstanding Obligations) hereunder to (i)(A) its parent company and/or any affiliate of such Lender which is at least 50% owned by such Lender or its parent company or (B) to one or more other Lenders or any affiliate of any such other Lender which is at least 50% owned by such other Lender or its parent company (provided that any Related Fund shall be treated as an affiliate of such other Lender for the purposes of this sub-clause (x)(i)(B))), or (ii) in the case of any Lender that is a fund or commingled investment vehicle that invests in bank loans, any Related Fund, or (y) assign all, or if less than all, a portion equal to at least $1,000,000 (or such lesser amount as the Administrative Agent and, so long as no Default or Event of Default under Section 10.01 or 10.05 then exists and is continuing, the Borrower may otherwise agree) in the aggregate for the assigning Lender or assigning Lenders, of such Commitments and related outstanding Obligations (or, if the Commitments with respect to the relevant Tranche have terminated, outstanding Obligations) hereunder to one or more Eligible Transferees (treating any fund or commingled investment vehicle that invests in bank loans and any Related Fund as a single assignor or Eligible Transferee (as applicable) (if any) for purposes of determining whether the minimum assignment requirement is met), each of which assignees shall become a party to this Agreement as a Lender by execution of an Assignment and Assumption Agreement (by which such assignee represents and warrants that it is an Eligible Transferee legally authorized to enter into such Assignment and Assumption Agreement), provided that (i) at such time, Schedule 1.01A shall be deemed modified to reflect the Commitments and/or outstanding Loans, as the case may be, of such new Lender and of the existing Lenders, (ii) promptly after the surrender of the relevant Notes by the assigning Lender (or, upon such assigning Lender's indemnifying the Borrower for any lost Note pursuant to a customary indemnification agreement) new Notes will be issued, at the Borrower's expense, to such new Lender and to the assigning Lender upon the request of such new Lender or assigning Lender, such new Notes to be in conformity with the requirements of Section 2.05 (with appropriate modifications) to the extent needed to reflect the revised Commitments and/or outstanding Loans, as the case may be, (iii) the consent of the Administrative Agent and, so long as no Default or Event of Default under Section 10.01 or 10.05 then exists, the Borrower, shall be required in connection with any such assignment pursuant to clause (y) above (such consent, in any case, not to be unreasonably withheld, delayed or conditioned), provided that (A) the Borrower shall be deemed to have consented to any such assignment unless it shall object thereto by written notice to the Administrative Agent within 10 Business Days after having received notice thereof and (B) the consent of the Borrower shall not be required for initial assignments by Jefferies Finance LLC, (iv) unless waived by the Administrative Agent, the Administrative Agent shall receive at the time of each such assignment, from the assigning or assignee Lender, the payment of a non-refundable assignment fee of $3,500 (provided that only one such fee shall be payable in the case of one or more concurrent assignments by or to investment funds managed or advised by the same investment advisor or an affiliated investment advisor), (v) no such transfer or assignment will be effective until recorded by the Administrative Agent on the Register pursuant to Section 12.15, (vi) the assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire (in which the assignee shall designate one or more credit contacts to whom all syndicate-level information (which may contain material non-public information about the Credit Parties and their Related Parties or their respective securities) will be made available and who may receive such information in accordance with the assignee's compliance procedures and applicable laws, including Federal and state securities laws), and (vii) notwithstanding the foregoing or anything to the contrary set forth herein, (x) no assignment of any Loans or Commitments may be made to the Borrower or any Subsidiary of the Borrower. To the extent of any assignment pursuant to this Section 12.04(b), the assigning Lender shall be relieved of its obligations hereunder with respect to its assigned Commitments and outstanding Loans. At the time of each assignment pursuant to this Section 12.04(b) to a Person which is not already a Lender hereunder, the respective assignee Lender shall, to the extent legally entitled to do so, provide to the Borrower and the Administrative Agent the appropriate IRS Forms and any other certificates described in Section 4.04(b), (c) or (d). To the extent that an assignment of all or any portion of a Lender's Commitments and related outstanding Obligations pursuant to Section 2.13 or this Section 12.04(b) would, at the time of such assignment, result in increased costs under Section 2.10 or 4.04 from those being charged by the respective assigning Lender prior to such assignment, then the Borrower shall not be obligated to pay such increased costs (although the Borrower, in accordance with and pursuant to the other provisions of this Agreement, shall be obligated to pay any other increased costs of the type described above resulting from changes after the date of the respective assignment).

(c) Nothing in this Agreement shall prevent or prohibit any Lender from pledging its Loans and Notes hereunder to a Federal Reserve Bank in support of borrowings made by such Lender from such Federal Reserve Bank, any Lender which is a fund may pledge all or any portion of its Loans and Notes to its trustee or to a collateral agent providing credit or credit support to such Lender in support of its obligations to such trustee, such collateral agent or a holder of such obligations, as the case may be. No pledge pursuant to this clause (c) shall release the transferor Lender from any of its obligations hereunder.

(d) Notwithstanding anything to the contrary contained herein, any Lender (a "<u>Granting Lender</u>") may grant to a special purpose funding vehicle (an "<u>SPV</u>"), identified as such in writing from time to time by the Granting Lender to the Administrative Agent and the Borrower, the option to provide to the Borrower all or any part of any Loan that such Granting Lender would otherwise be obligated to make to the Borrower pursuant to this Agreement; provided that (i) nothing herein shall constitute a commitment by any SPV to make any Loan and (ii) if an SPV elects not to exercise such option or otherwise fails to provide all or any part of such Loan, the Granting Lender shall be obligated to make such Loan pursuant to the terms hereof. The making of a Loan by an SPV hereunder shall utilize the Commitment of the Granting Lender to the same extent, and as if, such Loan were made by such Granting Lender. Each party hereto hereby agrees that no SPV shall be liable for any indemnity or similar payment obligation under this Agreement (all liability for which shall remain with the Granting Lender). In furtherance of the foregoing, each party hereto hereby agrees (which agreement shall survive the termination of this Agreement) that, prior to the date that is one year and one day after the payment in full of all outstanding commercial paper or other senior indebtedness of any SPV, it will not institute against, or join any other Person in instituting against, such SPV any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings under the laws of the United States or any State thereof. In addition, notwithstanding anything to the contrary contained in this Section 12.04, any SPV may (i) with notice to, but without the prior written consent of, the Borrower and the Administrative Agent and without paying any processing fee therefor, assign all or a portion of its interests in any Loans to the Granting Lender or to any financial institutions (consented to by the Borrower and Administrative Agent) providing liquidity and/or credit support to or for the account of such SPV to support the funding or maintenance of Loans and (ii) disclose on a confidential basis any non-public information relating to its Loans to any rating agency, commercial paper dealer or provider of any surety, guarantee or credit or liquidity enhancement to such SPV.

(e) Any Lender which assigns all of its Commitments and/or Loans hereunder in accordance with Section 12.04(b) shall cease to constitute a "Lender" hereunder, except with respect to indemnification provisions under this Agreement (including, without limitation, Sections 2.10, 2.11(a), 4.04, 11.06, 12.01 and 12.06), which shall survive as to such assigning Lender.

(f) The Administrative Agent shall not be responsible or have any liability for, or have any duty to ascertain, inquire into, monitor or enforce, compliance with the provisions hereof relating to Disqualified Institutions. Without limiting the generality of the foregoing, the Administrative Agent shall not (x) be obligated to ascertain, monitor or inquire as to whether any Lender or participant or prospective Lender or participant is a Disqualified Institution or (y) have any liability with respect to or arising out of any assignment or participation of Loans, or disclosure of confidential information, to any Disqualified Institution.

12.05. <u>No Waiver; Remedies Cumulative</u>

. No failure or delay on the part of the Administrative Agent, the Collateral Agent or any Lender in exercising any right, power or privilege hereunder or under any other Credit Document and no course of dealing between the Borrower or any other Credit Party and the Administrative Agent, the Collateral Agent or any Lender shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege hereunder or under any other Credit Document preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder or thereunder. The rights, powers and remedies herein or in any other Credit Document expressly provided are cumulative and not exclusive of any rights, powers or remedies which the Administrative Agent, the Collateral Agent or any Lender would otherwise have. No notice to or demand on any Credit Party in any case shall entitle any Credit Party to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the Administrative Agent, the Collateral Agent or any Lender to any other or further action in any circumstances without notice or demand.

12.06. Payments Pro Rata

. (a) Except as otherwise provided in this Agreement, the Administrative Agent agrees that promptly after its receipt of each payment from or on behalf of the Borrower in respect of any Obligations hereunder, the Administrative Agent shall distribute such payment to the Lenders entitled thereto (other than any Lender that has consented in writing to waive its pro rata share of any such payment (including pursuant to Section 4.02(m))) pro rata based upon their respective shares, if any, of the Obligations with respect to which such payment was received.

(b) Each of the Lenders agrees that, except as otherwise provided in this Agreement, if it should receive any amount hereunder (whether by voluntary payment, by realization upon security, by the exercise of the right of setoff or banker's lien, by counterclaim or cross action, by the enforcement of any right under the Credit Documents), which is applicable to the payment of the principal of, or interest on, the Loans, of a sum which with respect to the related sum or sums received by other Lenders is in a greater proportion than the total of such Obligation then owed and due to such Lender bears to the total of such Obligation then owed and due to all of the Lenders immediately prior to such receipt, then such Lender receiving such excess payment shall purchase for cash without recourse or warranty from the other Lenders an interest in the Obligations of the respective Credit Party to such Lenders in such amount as shall result in a proportional participation by all the Lenders in such amount; provided that if all or any portion of such excess amount is thereafter recovered from such Lenders, such purchase shall be rescinded and the purchase price restored to the extent of such recovery, but without interest.

(c) Notwithstanding anything to the contrary contained herein, the provisions of the preceding Sections 12.06(a) and (b) shall be subject to the express provisions of this Agreement which permit disproportionate payments with respect to the Loans as, and to the extent, provided herein. For the avoidance of doubt, this Section 12.06 shall not limit the ability of the Borrower or any Subsidiary to pay principal, fees, premiums and interest with respect to Permitted Refinancing Indebtedness or Extended Term Loans following the effectiveness of any Refinancing Amendment or any Extension Offer, as applicable, on a basis different from the Loans of such Tranche that will continue to be held by Lenders that were not Extending Lenders.

12.07. [Intentionally Omitted]

.

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12.08. <u>GOVERNING LAW; SUBMISSION TO JURISDICTION; VENUE; WAIVER OF JURY TRIAL</u>.

(a) THIS AGREEMENT AND THE OTHER CREDIT DOCUMENTS AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER AND THEREUNDER SHALL, EXCEPT AS OTHERWISE PROVIDED IN ANY MORTGAGE, BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAW OF THE STATE OF NEW YORK (WITHOUT REGARD TO CONFLICTS OF LAW PRINCIPLES). ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT OR ANY OTHER CREDIT DOCUMENT SHALL BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR OF THE UNITED STATES FOR THE SOUTHERN DISTRICT OF NEW YORK, IN EACH CASE WHICH ARE LOCATED IN THE COUNTY OF NEW YORK, AND, BY EXECUTION AND DELIVERY OF THIS AGREEMENT OR ANY OTHER CREDIT DOCUMENT, EACH PARTY HERETO HEREBY IRREVOCABLY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS. EACH PARTY HERETO HEREBY FURTHER IRREVOCABLY WAIVES ANY CLAIM THAT ANY SUCH COURTS LACK PERSONAL JURISDICTION OVER SUCH PARTY, AND AGREES NOT TO PLEAD OR CLAIM, IN ANY LEGAL ACTION PROCEEDING WITH RESPECT TO THIS AGREEMENT OR ANY OTHER CREDIT DOCUMENT BROUGHT IN ANY OF THE AFOREMENTIONED COURTS, THAT SUCH COURTS LACK PERSONAL JURISDICTION OVER SUCH PARTY. EACH PARTY HERETO FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT ITS ADDRESS SET FORTH OPPOSITE ITS SIGNATURE BELOW, SUCH SERVICE TO BECOME EFFECTIVE 30 DAYS AFTER SUCH MAILING. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ANY OBJECTION TO SUCH SERVICE OF PROCESS AND FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY ACTION OR PROCEEDING COMMENCED HEREUNDER OR UNDER ANY OTHER CREDIT DOCUMENT THAT SERVICE OF PROCESS WAS IN ANY WAY INVALID OR INEFFECTIVE. NOTHING HEREIN SHALL AFFECT THE RIGHT OF (i) ANY PARTY HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR (ii) THE ADMINISTRATIVE AGENT, ANY LENDER OR THE HOLDER OF ANY NOTE TO COMMENCE LEGAL PROCEEDINGS OR OTHERWISE PROCEED AGAINST THE BORROWER IN ANY OTHER JURISDICTION.

(b) EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT IT MAY LEGALLY AND EFFECTIVELY DO SO, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY OF THE AFORESAID ACTIONS OR PROCEEDINGS ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR ANY OTHER CREDIT DOCUMENT BROUGHT IN THE COURTS REFERRED TO IN CLAUSE (a) ABOVE AND HEREBY FURTHER IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(c) EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER CREDIT DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER CREDIT DOCUMENTS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.08(c).

12.09. <u>Counterparts</u>

. This Agreement may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which shall together constitute one and the same instrument. A set of counterparts executed by all the parties hereto shall be lodged with the Borrower and the Administrative Agent.

12.10. <u>Effectiveness</u>

. This Agreement shall become effective on the date (the "<u>Effective Date</u>") on which the Borrower, the Administrative Agent, the Lead Arranger and each of the Lenders shall have signed a counterpart hereof (whether the same or different counterparts) and shall have delivered (by electronic transmission or otherwise) the same to the Administrative Agent at the Notice Office or, in the case of the Lenders, shall have given to the Administrative Agent telephonic (confirmed in writing), written or telex notice (actually received) at such office that the same has been signed and mailed to it. The Administrative Agent will give the Borrower and each Lender prompt written notice of the occurrence of the Effective Date.

12.11. Headings Descriptive

. The headings of the several sections and subsections of this Agreement are inserted for convenience only and shall not in any way affect the meaning or construction of any provision of this Agreement.

12.12. Amendment or Waiver; etc.

(a) Neither this Agreement nor any other Credit Document nor any terms hereof or thereof may be changed, waived, discharged or terminated unless such change, waiver, discharge or termination is in writing signed by the respective Credit Parties party hereto or thereto and the Required Lenders (although additional parties may be added to (and annexes may be modified to reflect such additions), and Restricted Subsidiaries of the Borrower may be released from, the Subsidiaries Guaranty and the Security Documents in accordance with the provisions hereof and thereof without the consent of the other Credit Parties party thereto or the Required Lenders), provided that no such change, waiver, discharge or termination shall, without the consent, in the case of following clauses (i) through (vi), of each Lender (with Obligations being directly and adversely affected thereby in the case of following clauses (i)(y) and (vi) or whose Obligations are being extended in the case of following clause (i)(x)) or, in the case of following clause (vii), each SPV being directly affected, (i)(x) extend the final scheduled maturity of any Loan or Note, or (y) reduce the rate or extend the scheduled time of payment of interest or Fees thereon (except in connection with the waiver of applicability of any post-default increase in interest rates), or reduce (or forgive) the principal amount thereof, (ii) release all or substantially all of the Collateral under the Security Documents or all or substantially all of the value of the Subsidiaries Guaranties (in each case, except as expressly provided in the Credit Documents, including any Security Document), (iii) amend, modify or waive any provision of this Section 12.12(a) (except for technical amendments with respect to additional extensions of credit pursuant to this Agreement which afford the protections to such additional extensions of credit of the type provided to the Term Loans on the Effective Date), (iv) reduce the "majority" voting threshold specified in the definition of Required Lenders (it being understood that, with the consent of the Required Lenders, additional extensions of credit pursuant to this Agreement may be included in the determination of the Required Lenders on substantially the same basis as the extensions of Term Loans are included on the Effective Date), (v) consent to the assignment or transfer by the Borrower of any of its rights and obligations under this Agreement, (vi) amend, modify or waive any provision of Section 12.06, except in connection with an amendment that provides for a prepayment of Loans by the Borrower (offered ratably to all Lenders with Loans under the applicable Tranche) at a discount to par on terms and conditions approved by the Administrative Agent and the Required Lenders or (vii) modify the protections afforded to an SPV pursuant to the provisions of Section 12.04(d), provided further, that no such change, waiver, discharge or termination shall (1) increase the Commitments of any Lender over the amount thereof then in effect without the consent of such Lender (it being understood that waivers or modifications of conditions precedent, covenants, Defaults or Events of Default or of a mandatory reduction in the Total Commitment or a mandatory repayment of Loans shall not constitute an increase of the Commitment of any Lender, and that an increase in the available portion of any Commitment of any Lender shall not constitute an increase of the Commitment of such Lender), (2) without the consent of the Administrative Agent, amend, modify or waive any provision of Section 11 or any other provision as same relates to the rights or obligations of the Administrative Agent, (3) without the consent of Collateral Agent, amend, modify or waive any provision relating to the rights or obligations of the Collateral Agent, (4) except in cases where additional extensions of term loans are being afforded substantially the same treatment afforded to the Term Loans pursuant to this Agreement on the Effective Date, without the consent of the Majority Lenders of each Tranche which is being allocated a lesser prepayment, repayment or commitment reduction as a result of the actions described below, alter the required application of any prepayments or repayments (or commitment reduction), as between the various Tranches, pursuant to Section 4.02(h) (it being understood, however, that (x) the Required Lenders may waive, in whole or in part, any such prepayment, repayment or commitment reduction, so long as the application, as amongst the various Tranches, of any such prepayment, repayment or commitment reduction which is still required to be made is not altered and (y) any conversion of any Tranche of Loans into another Tranche of Loans hereunder in like principal amount shall not be considered a "prepayment" or "repayment" for purposes of this clause (4)), (5) without the consent of the Majority Lenders of the respective Tranche affected thereby, amend the definition of Majority Lenders (it being understood that, with the consent of the Required Lenders, additional extensions of credit pursuant to this Agreement may be included in the determination of the Majority Lenders on substantially the same basis as the extensions of Loans and Commitments are included on the Effective Date) or (6) reduce the amount of, or extend the date of, any Scheduled Term Loan Repayment without the consent of the Majority Lenders holding Term Loans.

(b) If, in connection with any proposed change, waiver, discharge or termination of or to any of the provisions of this Agreement as contemplated by clauses (i) through (vi), inclusive, of the first proviso to Section 12.12(a), the consent of the Required Lenders is obtained but the consent of one or more of such other Lenders whose consent is required is not obtained, then the Borrower shall have the right, so long as all non-consenting Lenders whose individual consent is required are treated as described in either clause (A) or (B) below, to either (A) replace each such non-consenting Lender or Lenders (or, at the option of the Borrower, if the respective Lender's consent is required with respect to less than all Tranches of Loans (or related Commitments), to replace only the Loans of the respective non-consenting Lender which gave rise to the need to obtain such Lender's individual consent) with one or more replacement Lenders pursuant to Section 12.04 so long as at the time of such replacement, each such replacement Lender consents to the proposed change, waiver, discharge or termination or (B) repay each Tranche of outstanding Loans of such Lender which gave rise to the need to obtain such Lender's consent in accordance with Section 4.01(b), provided that, unless the Commitments which are terminated and Loans which are repaid pursuant to preceding clause (B) are immediately replaced in full at such time through the addition of new Lenders or the increase of the Commitments and/or outstanding Loans of existing Lenders (who in each case must specifically consent thereto), then in the case of any action pursuant to preceding clause (B), the Required Lenders (determined after giving effect to the proposed action) shall specifically consent thereto, provided further, that the Borrower shall not have the right to replace a Lender, terminate its Commitment or repay its Loans solely as a result of the exercise of such Lender's rights (and the withholding of any required consent by such Lender) pursuant to the second proviso to Section 12.12(a).

(c) Notwithstanding the foregoing, any provision of this Agreement may be amended by an agreement in writing entered into by the Borrower, the Required Lenders and the Administrative Agent if (i) by the terms of such agreement the Commitment of each Lender not consenting to the amendment provided for therein shall terminate upon the effectiveness of such amendment and (ii) at the time such amendment becomes effective, each Lender not consenting thereto receives payment (including pursuant to an assignment to a replacement Lender in accordance with Section 12.04) in full of this principal of and interest accrued on each Loan made by it and all other amounts owing to it or accrued for its account under this Agreement.

(d) In addition, notwithstanding the foregoing, this Agreement may be amended or amended and restated with the written consent of the Administrative Agent, the Borrower and the Lenders providing the relevant Replacement Term Loans to permit the refinancing of all outstanding Term Loans (the "Refinanced Term Loans"), a replacement "B" term loan tranche denominated in Dollars (the "Replacement Term Loans"), hereunder; provided that (a) the aggregate principal amount of such Replacement Term Loans shall not exceed the aggregate principal amount plus accrued interest, fees, and expenses with respect to Refinanced Term Loans, (b) the Effective Yield with respect to such Replacement Term Loans shall not be greater than the Effective Yield with respect to such Refinanced Term Loans, (c) the Weighted Average Life to Maturity of such Replacement Term Loans shall not be shorter than the Weighted Average Life to Maturity of such Refinanced Term Loans at the time of such refinancing (except to the extent of nominal amortization for periods where amortization has been eliminated as a result of prepayment of the applicable Term Loans), and (d) all other terms applicable to such Replacement Term Loans shall be substantially identical to, or less favorable to the Lenders providing such Replacement Term Loans than, those applicable to such Refinanced Term Loans, except to the extent necessary to provide for covenants and other terms applicable to any period after the latest final maturity of the Term Loans in effect immediately prior to such refinancing.

(e) [Intentionally Omitted.]

(f) Notwithstanding anything to the contrary contained in this Section 12.12, (x) Security Documents (including any Additional Security Documents) and related documents executed by Subsidiaries in connection with this Agreement may be in a form reasonably determined by the Administrative Agent and may be amended, supplemented and waived with the consent of the Administrative Agent and the Borrower without the need to obtain the consent of any other Person if such amendment, supplement or waiver is delivered in order (i) to comply with local Law or advice of local counsel, (ii) to cure ambiguities, omissions, mistakes or defects or (iii) to cause such Security Document or other document to be consistent with this Agreement and the other Credit Documents and (y) if following the Effective Date, the Administrative Agent and any Credit Party shall have jointly identified an ambiguity, inconsistency, obvious error or any error or omission of a technical or immaterial nature, in each case, in any provision of the Credit Documents (other than the Security Documents), then the Administrative Agent and the Credit Parties shall be permitted to amend such provision and such amendment shall become effective without any further action or consent of any other party to any Credit Documents if the same is not objected to in writing by the Required Lenders within five (5) Business Days following receipt of notice thereof.

12.13. <u>Survival</u>

. All covenants, agreements, representations and warranties made by the Credit Parties in the Credit Documents and in the reports, certificates or other instruments delivered in connection with or pursuant to this Agreement or any other Credit Document shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of the Credit Documents and the making of any Loans and issuance of any Letters of Credit, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Administrative Agent, the Collateral Agent, any Issuing Lender or any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as any Obligation (other than any contingent obligation) or any Letter of Credit is outstanding and so long as the Commitments have not expired or terminated. The provisions of Sections 2.10, 2.11(a), 4.04, 11, 12.01 and 12.08 shall survive the execution, delivery and termination of this Agreement and the Notes and the making and repayment of the Obligations.

12.14. <u>Domicile of Loans</u>

. Each Lender may transfer and carry its Loans at, to or for the account of any office, Restricted Subsidiary or Affiliate of such Lender. Notwithstanding anything to the contrary contained herein, to the extent that a transfer of Loans pursuant to this Section 12.14 would, at the time of such transfer, result in increased costs under Section 2.10, 2.11(a) or 4.04 from those being charged by the respective Lender prior to such transfer, then the Borrower shall not be obligated to pay such increased costs (although the Borrower shall be obligated to pay any other increased costs of the type described above resulting from changes after the date of the respective transfer).

12.15. <u>Register</u>

. The Borrower hereby designates the Administrative Agent to serve as its agent, solely for purposes of this Section 12.15, to maintain at one of its offices in The City of New York a register (the "<u>Register</u>") on which it will record the Commitments from time to time of each of the Lenders, the Loans made by each of the Lenders and each repayment in respect of the principal amount of the Loans of each Lender. Failure to make any such recordation, or any error in such recordation, shall not affect the Borrower's obligations in respect of such Loans. With respect to any Lender, the transfer of the Commitments of such Lender and the rights to the principal of, and interest on, any Loan made pursuant to such Commitments shall not be effective until such transfer is recorded on the Register maintained by the Administrative Agent with respect to ownership of such Commitments and Loans and prior to such recordation all amounts owing to the transferor with respect to such Commitments and Loans shall remain owing to the transferor. The registration of assignment or transfer of all or part of any Commitments and Loans shall be recorded by the Administrative Agent on the Register upon and only upon the acceptance by the Administrative Agent of a properly executed and delivered Assignment and Assumption Agreement pursuant to Section 12.04(b). Upon such acceptance and recordation, the assignee specified therein shall be treated as a Lender for all purposes of this Agreement. Coincident with the delivery of such an Assignment and Assumption Agreement to the Administrative Agent for acceptance and registration of assignment or transfer of all or part of a Loan, or as soon thereafter as practicable, the assigning or transferor Lender shall surrender the Note (if any) evidencing such Loan, and thereupon one or more new Notes in the same aggregate principal amount shall be issued to the assigning or transferor Lender and/or the new Lender at the request of any such Lender. Notwithstanding anything to the contrary contained in this Agreement, the Loans are registered obligations and the right, title and interest of the Lenders in and to such Loans shall be transferable only in accordance with the terms hereof. This Section 12.15 shall be construed so that the Loans are at all times maintained in "registered form" within the meaning of Sections 163(f), 871(h)(2) and 881(c)(2) of the Code.

12.16. Confidentiality.

(a) Subject to the provisions of clause (b) of this Section 12.16, each Lender agrees that it will not disclose without the prior consent of the Borrower (other than to any of its Related Parties or counsel or to another Lender if such Lender or such Lender's holding or parent company in its sole discretion determines that any such party should have access to such Information (as defined below), provided such Persons shall be instructed to keep such Information confidential pursuant to the terms of this Section 12.16 to the same extent as such Lender) any Information with respect to the Borrower or any of its Subsidiaries which is now or in the future furnished pursuant to this Agreement or any other Credit Document, provided that any Lender may disclose any such Information (i) (x) as has become generally available to the public other than by virtue of a breach of this Section 12.16(a) by the respective Lender or (y) as has become available to such Lender on a non-confidential basis from a source other than the Borrower or any of its Subsidiaries other than by virtue of a breach of such source's confidentiality obligations to the Borrower or any of its Subsidiaries known to such Lender, (ii) as may be required in any report, statement or testimony submitted to any municipal, state or Federal regulatory body having or claiming to have jurisdiction over such Lender or to the Federal Reserve Board or the Federal Deposit Insurance Corporation or similar organizations (whether in the United States or elsewhere) or their successors, (iii) as may be required in respect to any summons or subpoena or in connection with any litigation or in connection with the exercise of any remedies under the Credit Documents, (iv) in order to comply with any law, order, regulation or ruling applicable to such Lender, (v) to the Administrative Agent or the Collateral Agent, (vi) to any direct or indirect contractual counterparty in any swap, hedge or similar agreement (or to any such contractual counterparty's professional advisor), so long as such contractual counterparty (or such professional advisor) agrees in writing to be bound by the provisions of this Section 12.16, (vii) to any prospective or actual transferee or participant in connection with any contemplated transfer or participation of any of the Notes or Commitments or any interest therein by such Lender and (viii) to any rating agency when required by it, provided that such prospective transferee or participant agrees in writing to be bound by the confidentiality provisions contained in this Section 12.16; provided, further, that, to the extent permitted pursuant to any applicable law, order, regulation or ruling, and other than in connection with credit and other bank examinations conducted in the ordinary course with respect to such Lender, in the case of any disclosure pursuant to the foregoing clauses (ii), (iii), (iv), (vi) or (vii) such Lender will use its commercially reasonable efforts to notify the Borrowers in advance of such disclosure so as to afford the Borrowers the opportunity to protect the confidentiality of the Information proposed to be so disclosed. For the purposes of this Section 12.16, "Information" shall mean all information received from the Borrower and related to the Borrower or its business, other than any such information that was available to the Administrative Agent, the Collateral Agent or any Lender on a nonconfidential basis prior to its disclosure by the Borrower. Any person required to maintain the confidentiality of Information as provided in this Section 12.16 shall be considered to have complied with its obligation to do so if such person has exercised the same degree of care to maintain the confidentiality of such Information as such person would accord to its own confidential information.

(b) The Borrower hereby acknowledges and agrees that each Lender may share with any of its affiliates, and such affiliates may share with such Lender, any Information related to the Borrower or any of its Subsidiaries (including, without limitation, any non-public customer information regarding the creditworthiness of the Borrower and its Subsidiaries), provided such Persons shall be instructed to keep such Information confidential pursuant to the terms of this Section 12.16 to the same extent as such Lender.

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12.17. <u>Special Provisions Regarding Pledges of Equity Interests in, and Promissory Notes Owed by, Persons Not Organized in the United States</u>

. The parties hereto acknowledge and agree that the provisions of the various Security Documents executed and delivered by the Credit Parties require that, among other things, promissory notes executed by, and Equity Interests in, various Persons owned by the respective Credit Party be pledged, and delivered for pledge, pursuant to the Security Documents and subject to the terms conditions and exceptions contained therein. The parties hereto further acknowledge and agree that each Credit Party shall be required to take all actions under the laws of the jurisdiction in which such Credit Party is organized to create and perfect all security interests (to the extent such security interests can be perfected by the filings or other actions required under the Security Documents) granted pursuant to the various Security Documents and to take all actions under the laws of the United States and any State thereof to perfect the security interests in the Equity Interests of, and promissory notes issued by, any Person organized under the laws of said jurisdictions (in each case, to the extent said Equity Interests or promissory notes are owned by any Credit Party). Except as provided in the immediately preceding sentence, to the extent any Security Document requires or provides for the pledge of promissory notes issued by, or Equity Interests in, any Person organized under the laws of a jurisdiction other than those specified in the immediately preceding sentence, it is acknowledged that, as of the Effective Date, no actions have been required to be taken to perfect, under local law of the jurisdiction of the Person who issued the respective promissory notes or whose Equity Interests are pledged, under the Security Documents. The Borrower hereby agrees that, following any request by the Administrative Agent or the Required Lenders to do so, the Borrower will, and will cause its Restricted Subsidiaries to, take such actions under the local law of any jurisdiction with respect to which such actions have not already been taken as are determined by the Administrative Agent or the Required Lenders to be necessary or advisable in order to fully perfect (to the extent such security interests can be perfected by the filings or other actions required under the Security Documents), preserve or protect the security interests granted pursuant to the various Security Documents under the laws of such jurisdictions; <u>provided</u>, <u>however</u>, that no such request shall be made by the Administrative Agent or the Required Lenders if the Collateral Agent determines in its reasonable discretion that the costs of taking any such action are excessive in relation to the value of the security afforded thereby. If requested to do so pursuant to this Section 12.17, all such actions shall be taken in accordance with the provisions of this Section 12.17 and Section 8.11 and within the time periods set forth therein. All conditions and representations contained in this Agreement and the other Credit Documents shall be deemed modified to the extent necessary to effect the foregoing and so that same are not violated by reason of the failure to take actions under local law (but only with respect to Equity Interests in, and promissory notes issued by, Persons organized under laws of jurisdictions other than the United States and any State thereof) not required to be taken in accordance with the provisions of this Section 12.17, <u>provided</u> that to the extent any representation or warranty would not be true because the foregoing actions were not taken, the respective representation of warranties shall be required to be true and correct in all material respects at such time as the respective action is required to be taken in accordance with the foregoing provisions of Section 8.11 and this Section 12.17.

12.18. <u>PATRIOT Act</u>.

Each Lender subject to the USA PATRIOT Improvement and Reauthorization Act, Pub. L. 109-177 (signed into law March 9, 2009) (as amended from time to time, the "<u>PATRIOT Act</u>") hereby notifies each Credit Party that pursuant to the requirements of the PATRIOT Act, it is required to obtain, verify and record information that identifies the Borrower and the other Credit Parties, which information includes the name, address and taxpayer identification of the Borrower and the other Credit Parties and other information that will allow such Lender to identify the Borrower and the other Credit Parties in accordance with the PATRIOT Act.

12.19. <u>Post-Closing Actions</u>.

(a) Notwithstanding anything to the contrary contained in this Agreement or the other Credit Documents, the parties hereto acknowledge and agree that the Borrower and its Restricted Subsidiaries shall be required to take the actions specified in Schedule 12.19 as promptly as commercially practicable, and in any event within the time periods set forth in Schedule 12.19 (as such time periods may be extended at the reasonable discretion of and by the Administrative Agent or the Required Lenders).

All conditions precedent and representations contained in this Agreement and the other Credit Documents shall be deemed modified to the extent necessary to effect the foregoing (and to permit the taking of the actions described above within the time periods required above, rather than as elsewhere provided in the Credit Documents), <u>provided</u> that (x) to the extent any representation and warranty would not be true because the foregoing actions were not taken on the Effective Date, the respective representation and warranty shall be required to be true and correct in all material respects at the time the respective action is taken (or was required to be taken) in accordance with the foregoing provisions of this Section 12.19 and (y) all representations and warranties relating to the Security Documents shall be required to be true immediately after the actions required to be taken by Section 12.19 have been taken (or were required to be taken). The acceptance of the benefits of each Credit Event shall constitute a representation, warranty and covenant by the Borrower to each of the Lenders that the actions required pursuant to this Section 12.19 will be, or have been, taken within the relevant time periods referred to in this Section 12.19 and that, at such time, all representations and warranties contained in this Agreement and the other Credit Documents shall then be true and correct in all material respects without any modification pursuant to this Section 12.19, and the parties hereto acknowledge and agree that the failure to take any of the actions required above, within the relevant time periods required above, shall give rise to an immediate Event of Default pursuant to this Agreement.

12.20. <u>Interest Rate Limitation</u>

. Notwithstanding anything to the contrary contained in any Credit Document, the interest paid or agreed to be paid under the Credit Documents shall not exceed the maximum rate of non-usurious interest permitted by applicable law (the "<u>Maximum Rate</u>"). If the Administrative Agent or any Lender shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the principal of the Loans or, if it exceeds such unpaid principal, refunded to the Borrower. In determining whether the interest contracted for, charged, or received by the Administrative Agent or a Lender exceeds the Maximum Rate, such Person may, to the extent permitted by applicable law, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof, and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the Obligations hereunder.

12.21. <u>FCC Ownership and Attribution Rules</u>

. No Lender shall, by virtue of making a Loan or by any subsequent action (including but not limited to the grant of a participation or the assignment of a Lender's Commitments, rights or obligations under this Agreement), cause a Lender to acquire an "attributable" interest in the Borrower or any Subsidiary of the Borrower which causes the Borrower, any Subsidiary of the Borrower or such Lender to be in violation of the FCC's media ownership rules.

12.22. <u>Lender Action</u>. Each Lender agrees that it shall not take or institute any actions or proceedings, judicial or otherwise, for any right or remedy against any Credit Party or any other obligor under any of the Credit Documents (including the exercise of any right of setoff, rights on account of any banker's lien or similar claim or other rights of self-help), or institute any actions or proceedings, or otherwise commence any remedial procedures, with respect to any Collateral or any other property of any such Credit Party, unless expressly provided for herein or in any other Credit Document, without the prior written consent of the Administrative Agent. The provisions of this Section 12.22 are for the sole benefit of the Lenders and shall not afford any right to, or constitute a defense available to, any Credit Party.

12.23. <u>Obligations Absolute</u>

. To the fullest extent permitted by applicable law, all obligations of the Credit Parties hereunder shall be absolute and unconditional irrespective of:

(a) any bankruptcy, insolvency, reorganization, arrangement, readjustment, composition, liquidation or the like of any Credit Party;

(b) any lack of validity or enforceability of any Credit Document or any other agreement or instrument relating thereto against any Credit Party;

(c) any change in the time, manner or place of payment of, or in any other term of, all or any of the Obligations, or any other amendment or waiver of or any consent to any departure from any Credit Document or any other agreement or instrument relating thereto;

(d) any exchange, release or non-perfection or loss of priority of any Liens on any or all of the Collateral, or any release or amendment or waiver of or consent to any departure from any guarantee, for all or any of the Obligations;

(e) any exercise or non-exercise, or any waiver of any right, remedy, power or privilege under or in respect hereof or any Credit Document; or

(f) any other circumstances which might otherwise constitute a defense available to, or a discharge of, the Credit Parties.

* * *

IN WITNESS WHEREOF, the parties hereto have caused their duly authorized officers to execute and deliver this Agreement as of the date first above written.

Address:

RADIO ONE, INC.

1010 Wayne Avenue
4th Floor
Silver Spring, MD 20910

By: /s/ Peter D. Thompson
Name: Peter D. Thompson
Title: Executive Vice President and Chief Financial Officer

104

Address:

Jefferies Finance LLC
520 Madison Avenue, 19th Floor
New York, NY 10022
Facsimile: (212) 284-3444
E-mail: JFIN.Admin@jeffries.com

JEFFERIES FINANCE LLC,
   as Administrative Agent,

By: /s/ Brian Buoye
Name: Brian Buoye
Title: Managing Director

NEWS RELEASE

April 17, 2015
FOR IMMEDIATE RELEASE
Washington, DC

Contact: Peter D. Thompson, EVP and CFO
(301) 429-4638

RADIO ONE, INC. ANNOUNCES CLOSING OF PRIVATE OFFERING OF $350 MILLION OF SENIOR SECURED NOTES, NEW $350 MILLION CREDIT FACILITY AND PURCHASE OF MEMBERSHIP INTERESTS IN TV ONE

WASHINGTON, DC - Radio One, Inc. (the "Company" or "Radio One") (NASDAQ: ROIAK and ROIA), announced today that it has closed its previously announced private offering of $350.0 million aggregate principal amount of 7.375% senior secured notes due 2022 (the "Notes"). The Notes were offered at an original issue price of 100.0% plus accrued interest from April 17, 2015 and will mature on April 15, 2022. Interest on the Notes accrues at the rate of 7.375% per annum and is payable semiannually in arrears on April 15 and October 15, commencing on October 15, 2015. The Notes are guaranteed, jointly and severally, on a senior secured basis by the Company's existing and future domestic subsidiaries, including TV One, LLC ("TV One"), that guarantee any of its new $350 million senior secured credit facility entered into concurrently with the closing of the Notes (the "New Credit Facility"), other syndicated bank indebtedness or capital markets securities. The New Credit Facility matures on December 31, 2018.

The Company used the net proceeds from the private offering, along with term loan borrowings under the New Credit Facility, to refinance its existing senior secured credit facility, refinance $119.0 million in outstanding indebtedness of TV One and TV One Capital Corp., finance the previously announced purchase of the membership interests of an affiliate of Comcast Corporation ("Comcast") in TV One and pay the related accrued interest, premiums, fees and expenses associated therewith. As a result of the Company's acquisition of Comcast's membership interests in TV One, the Company now owns a 99.6% interest in TV One.

The Notes and the related guarantees were offered only to "qualified institutional buyers" pursuant to Rule 144A under the Securities Act of 1933 (the "Securities Act") and to certain persons outside of the United States in compliance with Regulation S under the Securities Act. The Notes and the related guarantees have not been registered under the Securities Act, or the securities laws of any state or other jurisdiction, and may not be offered or sold in the United States without registration or an applicable exemption from the Securities Act and applicable state securities or blue sky laws and foreign securities laws.

This press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy the Notes or any other securities. Any offers of the Notes were made only by means of a private offering circular.

Cautionary Information Regarding Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements represent management's current expectations and are based upon information available to the Company at the time of this press release. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond the Company's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in the Company's reports on Forms 10-K and 10-Q and other filings with the Securities and Exchange Commission. Radio One does not undertake any duty to update any forward-looking statements.

SOURCE Radio One, Inc.

Peter D. Thompson, EVP and CFO 301-429-4638